06036114

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 5, 2006

By ______________________________

Lora Ho

Vice President & Chief Financial Officer

TSMC Annual Report 2005 (I)

TSE: 2330 NYSE: TSM



Taiwan Stock Exchange Market Observation Post System: http://newmops.tse.com.tw
TSMC annual report is available at http://www.tsmc.com/english/e_investor/e02_annual/e02_annual.htm
Printed on March 12, 2006

TABLE OF CONTENTS

Corporate Headquarters & Fab 12
8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5637000

Fab 2, Fab 5
121, Park Ave. 3, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781546

Fab 3
9, Creation Rd. 1, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781548

Fab 6
1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5052057

Fab 7
6, Creation Rd. 2, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5773628

Fab 8
25, Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5662051

Fab 14
1-1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5051262

TSMC North America
2585 Junction Avenue, San Jose, CA 95134, U.S.A.
Tel: 408-3828000 Fax: 408-3828008

TSMC Europe B.V.
World Trade Center, Strawinskylaan 1145, 1077 XX Amsterdam, The Netherlands
Tel: 31-20-3059900 Fax: 31-20-3059911

TSMC Japan Limited
21F, Queen's Tower C, 2-3-5, Minato Mirai, Nishi-ku, Yokohama, Kanagawa, 220-6221, Japan
Tel: 81-45-6820670 Fax: 81-45-6820673

TSMC (Shanghai) Company Limited
4000, Wen Xiang Road, Songjiang, Shanghai, China
Postcode: 201616
Tel: 86-21-57768000 Fax: 86-21-57762525

TSMC Spokesperson
Name: Lora Ho
Title: Vice President & CFO
Tel: 886-3-5636688 Fax: 886-3-5637000
Email: spokesperson@tsmc.com

Deputy Spokesperson
Name: J. H. Tzeng
Title: Public Relations Department Manager
Tel: 886-3-6665028 Fax: 886-3-5670121
Email: jhtzeng@tsmc.com

Auditors
Company: Deloitte & Touche
Auditors: Hung-Wen Huang, Ming-Cheng Chang
Address: 12F, 156, Sec. 3, Min-Sheng E. Rd., Taipei, Taiwan 105, R.O.C.
Tel: 886-2-25459988 Fax: 886-2-25459966
Website: http://www.deloitte.com.tw

Common Share Transfer Agent and Registrar
Company: Corporate Trust Operation and Service Department of China Trust Commercial Bank
Address: 5F, 83, Sec. 1, Chung-Ching S. Rd., Taipei, Taiwan 100, R.O.C.
Tel: 886-2-23613033 Fax: 886-2-23116723
Website: http://www.chinatrust.com.tw

Depositary Bank (ADR)
Company: Citibank, N.A.
Depositary Receipts Services
Address: 388 Greenwich Street, New York, NY10013, U.S.A.
Website: http://www.citibank.com/adr
Toll Free: 1-877-24484237 Outside USA: 1-816-8434281 Fax: 1-201-3243284
Email: citibank@shareholders-online.com

TSMC's depositary receipts of the common shares are listed on New York Stock Exchange (NYSE) under the symbol TSM. The information relating to TSM is available at http://www.nyse.com and http://newmops.tse.com.tw



TSMC is committed to:

- Integrity
- Focus on Our Core Business - IC Foundry
- Globalization
- Long-term Vision and Strategies
- Treating Customers as Partners
- Building Quality into All Aspects of Our Business
- Unceasing Innovation
- Fostering a Dynamic and Fun Work Environment
- Keeping Communication Channels Open
- Caring for Employees and Shareholders, and Being a Good Corporate Citizen

TSMC's newest manufacturing facility, Fab 14 in Tainan Science Park, is depicted on the cover of this report. Fab 14 began operations in late 2004 and installed capacity grew to 20,000 12-inch wafers by the end of 2005. Fab 14's growth is one of many examples of TSMC's steady expansion in 2005 and in recent years. The picture below shows Fab 14 under construction in May, 2001.





LETTER TO SHAREHOLDERS

Dear Shareholders,

TSMC continued to grow in 2005, a year that began at the low end of capacity utilization but ended with another record for revenue and earnings.

Since the worst downturn in semiconductor history in 2001, TSMC has steadily improved its performance year over year. Through cyclical upturns and downturns, TSMC has drawn on its industry-leading technology, manufacturing excellence, and strong customer partnerships to deliver consistent profitability and growth.

Financial Results

Revenue for 2005 totaled NT$264.6 billion, an increase of 3.4% compared with NT$255.9 billion in 2004. Net income was NT$93.58 billion, an increase of 1.4% compared with NT$92.32 billion in 2004. Earnings per share were NT$3.79, an increase of 1.5% compared with fully diluted earnings per share of NT$3.73 the previous year. In US dollars, revenue for 2005 was US$8.23 billion, an increase of 7.5%, while net income grew to US$2.91 billion, an increase of 5.4%. Among other highlights in 2005, TSMC achieved:

- Total average capacity utilization of 92%
- Average gross profit margin of 43.6%
- Average operating profit margin of 35.2%

During the year, TSMC provided 5.96 million 8-inch equivalent wafer capacity, representing approximately 7.4% of global IC wafer supply.

Cycle Management

Since our founding in 1987 through this year, TSMC has steadily expanded our business and improved our ability to manage cycles and deliver profit and positive cash flows. With the single exception of 1997, we have achieved positive free cash flow every year since our Initial Public Offering in 1994, while trough utilization rates have improved with stronger gross margins since the industry's record downturn in 2001.

TSMC has painstakingly built internal long-range planning processes that strategically expand capacity and allow the company to respond appropriately to cyclical demand trends. In this way, the Company can optimize ramp-up times at each new generation of chip process technologies, while also increasing our reliability as a manufacturing partner, building sustainable market share and maximizing profitability. As a result of expanded capacity and quality improvement, TSMC's share of the pure-play semiconductor foundry segment expanded from 47% in 2000 to approximately 50% in 2005, while simultaneously delivering substantially higher operating profit than the rest of the sector competitors combined.

Core Strengths to Satisfy Customers

A solid foundation of technological innovation and the development and deployment of proprietary process technologies for the most advanced integrated devices drives TSMC's success. For example, since entering volume production, our proprietary 0.13-micron process technology has consistently captured substantial market share among all other major foundries. Through our innovative Nexsys℠ process technology, the Company is well situated to capture a leading share position at the 90-nanometer and 65-nanometer nodes.

TSMC's manufacturing excellence is further enhanced by a company-wide focus on operating efficiency. Together, these strengths have allowed TSMC to leverage technology and capacity more effectively than other players in the dedicated semiconductor foundry segment. The Company has consistently achieved the foundry segment's highest utilization rates and won high customer satisfaction throughout the cycle.

Customer partnership, TSMC's third core strength, is central to building customer loyalty and sustainable, profitable market share. "Virtual Fab," the Company's unique customer-first business model, includes cutting-edge front-end and back-end services that help customers take full advantage of TSMC's technology and manufacturing capabilities. As a true partnership, each brings core strengths to a relationship that reflects the most efficient use of invested capital, with TSMC providing the proprietary process technologies and the most efficient production facilities that enable IC developers to continually reduce their time to market, time to volume and maximize their long-term profitability.

A New Stage of Continuity

As the Company continuously seeks to improve its strength and quality, we are entering a new stage in TSMC's maturity as a public company. Dr. Morris Chang, who founded TSMC in 1987, turned over the role of Chief Executive Officer on July 1, 2005 to Dr. Rick Tsai, who has served the Company since 1989, most recently as President and Chief Operating Officer. Dr. Chang will continue to dedicate his full time and efforts to the Company as Chairman of the Board of Directors. At the same time, the Board of Directors has elected Dr. F. C. Tseng as Vice Chairman. In his new capacity, Dr. Tseng will assist Dr. Chang and remain as Chairman of TSMC (Shanghai), and the TSMC Education and Culture Foundation.



Rick Tsai, President and CEO — Morris Chang, Chairman — F.C. Tseng, Vice Chairman

With continuity in mind, all TSMC employees remain dedicated to bringing innovative thinking and strategic planning to bear on whatever changes the market presents in the decades to come. Core strengths - technology leadership, manufacturing excellence, and customer partnership - ensure TSMC's place as a pioneer in developing new ways of serving customers and shareholders better.

Innovation

TSMC enjoyed another year of leadership in innovation, providing the market with advanced process technology that represents a significant step-up in performance.

The focal point of technology innovation in 2005 was the unveiling and successful prototyping of the new 65nm Nexsys℠ Technology for SoC Design, the company's third-generation semiconductor process employing both copper interconnects and low-k dielectrics. The new process technology allows customers to build logic devices with double the density of 90nm node and leads the industry with a 50% gain in speed over the 90nm General Purpose process and a 20% reduction in standby power.

The Company continues to invest in enlarging its position as the foundry segment's technology leader. In 2005, TSMC spent approximately US$417 million, more than 5% of revenues, on Research and Development. It will dedicate a similar percentage of revenue to R&D in 2006.

Awards

In 2005, TSMC continued to receive recognition and awards from around the world as a corporate role model. Among the numerous media surveys conducted in 2005, *Institutional Investors, FinanceAsia* and *Asiamoney* have chosen TSMC as the Best Managed Company, with the Best Corporate Governance, Best Investor Relations, and Best CFO. *IR Magazine* has awarded TSMC six out of seven possible performance awards - ranging from Grand Prix for Best Overall Investor Relations in the region of Hong Kong and Taiwan, to Best Corporate Governance, Best Annual Report and Other Corporate Literature, and Best Web Site; and from Best Investor Relations by a CEO or Chairman, to Best IR Officer. *Globalviews* elected TSMC to receive the Award for Social Responsibility, while *CommonWealth Magazine* voted us the Most Admired Company for the ninth consecutive time. TSMC also received the Outstanding Nano-Tech Award from the Ministry of Economic Affairs (MOEA) of the Republic of China with a unanimous vote of recognition from The Award Steering Committee of the Industrial Development Bureau of MOEA.

Corporate Developments

In August, the Company successfully completed a secondary offering of approximately 163 million American Depositary Shares (ADSs) by Koninklijke Philips Electronics N.V., the Executive Yuan's Development Fund, and other shareholders at a price of US$8.60 per ADS. Each TSMC ADS represents five common shares of TSMC. After the offering, TSMC's outstanding ADSs represented approximately 17.5% of the total share capital.


Capacity Plan
2004
19%
4.8 million
2005
24%
6.0 million
2006
16%
6.9 million
Capacity: 8-inch equivalent wafers
Annual Growth Rate


Sales Breakdown by Technology
2004
28%
2005
45%
2006
49%
0%
100%
≥0.15 μm
≤0.13 μm

2006 wafer shipment is expected to be approximately 7 million 8-inch equivalent wafers.

Outlook

With the inventory adjustment that began in mid 2004 and carried through the first half of 2005, the IC industry was able to register another growth year in 2005 at 8%, according to IC Insights' latest estimates. The outlook for 2006 is for the industry to grow another 8%, representing the fifth consecutive year of expansion of the IC industry, as forecast by IC Insights. Although the foundry segment grew at a lower rate than the industry in 2005, affected by the need to digest excess inventory in the early part of the year, it is expected to resume its momentum and outpace the IC industry in 2006.

With our leadership in technology, manufacturing excellence, and customer partnership, as well as our focus on strategic planning and financial discipline, we are confident that TSMC should be able to compete well and continue to deliver growth and profitability to maximize shareholder value in the future.

Morris Chang,
Chairman

Rick Tsai,
President and CEO



A BRIEF INTRODUCTION TO TSMC

1. Company Profile

TSMC is the world's largest dedicated semiconductor foundry, offering industry-leading fabrication process technologies, the largest manufacturing capacity among the dedicated foundries, extensive library and IP portfolios, and other advanced foundry services.

TSMC currently operates two 12-inch wafer fabs, five 8-inch wafer fabs and one 6-inch wafer fab. The Company also has substantial capacity commitments at two wholly owned subsidiaries, WaferTech in the U.S. and TSMC (Shanghai) Company, Ltd. in China, as well as at a joint-venture fab, Systems on Silicon Manufacturing Co. ("SSMC"), in Singapore.

TSMC was incorporated on February 21, 1987. TSMC's common shares are listed on the Taiwan Stock Exchange. About 17.5% of our common shares are also listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts under the symbol TSM.

As a responsible corporate citizen, the Company is committed to public service and to maintaining strong relationships with our customers, investors, employees, and the communities where TSMC does business.

Sound corporate governance is rooted in a strong Board of Directors comprised of experienced business leaders and distinguished scholars. The Board reinforces the Company's commitment to financial integrity and management soundness. There are three independent Board members among a total of nine directors. The Audit Committee, which reports to the Board, was established in 2002. It oversees the integrity of TSMC's financial and audit systems. The Audit Committee is comprised solely of independent members of the Board. The Compensation Committee was established in June 2003 and is comprised of three voting members, who are independent Board members, as well as two non-voting members. It reviews and makes recommendations on issues related to employee and executive compensation.

1.1 Core Values

Integrity - a central value of the Company. TSMC's commitment to integrity can be best illustrated by our strong corporate governance standards and by the requirement that all TSMC employees act with honesty and uprightness, as set forth in the Company's ethics policy and standard operating procedures.

Customer Partnership - an essential component of the Company's competitive strength. TSMC's dedication to customer partnership helps to optimize the competitiveness of our customers and to maximize returns for our shareholders.

Innovation - the wellspring of the Company's growth. TSMC encourages creativity among our employees and provides the stimulating work environment necessary for their development. The spirit of innovation is applied to every aspect of the Company's business, from strategic planning, marketing and management, to technology and manufacturing.

Commitment - the driving force that makes things happen. TSMC asks of its entire staff their personal commitment to their job and to the Company. In turn, the Company is committed to uphold the welfare of its employees, its customers and its shareholders.

1.2 Statement of Company Vision

Our vision is to be the most advanced and largest technology and foundry services provider to fabless companies and IDMs, and in partnership with them, to forge a powerful competitive force in the semiconductor industry.

To realize our vision, we must have a trinity of strengths:

- a technology leader, competitive with the leading IDM
- the lowest-cost manufacturer
- the most reputable, service-oriented and maximum-total-benefits silicon foundry

1.3 Corporate Recognition

With innovative technologies and a commitment to corporate governance, TSMC has been recognized with many awards of excellence. Awards honoring TSMC in 2005 included:

- Most Admired Company in Taiwan (*CommonWealth Magazine*, October 2005 - for the ninth consecutive year)



- Best Managed Companies in Taiwan - Large Cap (*Asiamoney*, January 2006)
- Best Managed Company, Best Corporate Governance, Most Committed to Strong Dividend Policy (2nd place), and Best Investor Relations in the Taiwan region (*FinanceAsia*, 2005)
- Grand Prix for Best Overall Investor Relations - Large Cap, Best Annual Report and Other Corporate Literature, Best Investor Relations Officer - Large Cap, Best Corporate Governance, Best Web Site, and Best Investor Relations by a CEO or Chairman in Hong Kong and Taiwan (*IR Magazine*, November 2005)
- Best Asia Investor Relations in Technology (Semiconductor) Sector - Buy-Side View, Best Asia CFO in Technology (Semiconductor) Sector - Sell-Side View, Best Asia Investor Relations in Technology (Semiconductor) Sector - Sell-Side View, Best Investor Relations in Taiwan - Buy-Side View (*Institutional Investor*, November 2005)
- Top 50 Management Teams in Asia - excluding Japan (*CFO Asia*, October 2005)
- First Outstanding Nano-Tech Award (Industrial Development Bureau of Ministry of Economic Affairs, ROC, September 2005)
- Corporate Social Responsibility Award (*Globalviews Magazine*, May 2005)
- Prize for Innovation in Human Resource Development (Council of Labor Affairs, September 2005)
- Chairman, Dr. Morris Chang, received Nikkei Asia Prize for Regional Growth (*Nikkei News*, May 2005)
- Chairman, Dr. Morris Chang, received Award for Outstanding Achievement among the Industrial Elites (Industrial Development Bureau of Ministry of Economic Affairs, ROC, November 2005)

2. Market Overview

2.1 TSMC Achievements

In 2005, TSMC maintained its leading position in the dedicated foundry segment of the semiconductor industry, with an estimated market share of 49%.

A key factor in TSMC's strong position is our lead in advanced process technologies: in 2005, 45% of TSMC's wafer revenue came from manufacturing processes with geometries of 0.13-micron and below. Working closely with our customers, TSMC took the lead in volume production of many products designed with our 90-nanometer technology. By the fourth quarter of 2005, more than 17% of TSMC's wafer revenue came from 90-nanometer processes or below, placing TSMC at the top of the foundry segment at this advanced process node. The Company also continued to generate many times the 0.13-micron revenue of our nearest foundry competitor.

In line with its unwavering focus on customer partnership, TSMC offers innovative service as well as advanced technologies. In 2005, TSMC introduced the foundry industry's first comprehensive Design For Manufacturing (DFM) toolkits, which improve product yield, increase device performance and enhance semiconductor companies' return on design investment. These process-based toolkits, "Yield Plus" and "Yield Pro", allow designers to build on their best efforts, thereby generating greater returns to the bottom line. By providing these two DFM tool kits, TSMC extends its foundry leadership. TSMC also enhanced its advanced process design reference flows to provide state-of-the-art access to the Company's 65nm process technology. The new Reference Flow 6.0 provides innovative power management features within a comprehensive EDA methodology that is supported by TSMC's low-power libraries, as well as new DFM capabilities for faster yield ramps and increased return on investment. Reference Flow 6.0 lowers the initial learning-curve for designers wishing to create leading-edge products using advanced processes.

TSMC continued to advance the semiconductor roadmap in 2005. Examples of technologies the Company developed or rolled out this year include:

- Extension of advanced technologies to 45nm
- Extension of SiGe BiCMOS processes to 0.18μm
- Development of immersion lithography for 65nm geometries and below
- Extension of mixed-signal and radio frequency (MS/RF) technologies to 90nm
- Extension of high density embedded memory processes to 65nm
- Proving of logic processes with nonvolatile memory at 0.13μm
- Extension of high voltage processes to 0.18μm
- Development of 80-volt, 1.0μm high voltage technology

2.2 Market Analysis

Global semiconductor revenues increased about 6.8% in 2005 to US$227.5 billion. Fabless company revenues grew about 10% to US$37 billion, comprising 16.3% of total semiconductor revenues in 2005, up from 15.8% in 2004. Dedicated semiconductor foundry revenues grew about 2% in 2005 to US$16.4 billion. The value of dedicated foundry output at the semiconductor market level is roughly two and a half times the foundry revenues and accounted for about 18% of semiconductor revenues in 2005.

TSMC estimates that the largest geographic market for dedicated foundry services is North America, which accounted for 62% of overall dedicated foundry revenue in 2005. The second largest geographic market is Asia Pacific (excluding Japan), which accounted for 22% of total dedicated foundry revenue in 2005. Europe accounted for 11%, and Japan contributed 5%.

2.3 Semiconductor Industry Growth Forecast

Analysts' consensus forecast for semiconductor growth in 2006 is close to 8%. The semiconductor market is forecasted to continue growing in 2007 with the consensus forecast close to 10%.

2.4 Foundry Market Outlook: Opportunities and Threats

TSMC believes foundry services will play an increasingly important role as the semiconductor industry becomes more reliant on outsourced manufacturing from IDM and growth of fabless semiconductor companies. Industry analysts forecast that by 2010, 30% of global semiconductor revenue will come from dedicated foundries, as compared to 18% in 2005.

Accordingly, TSMC plans to continue capacity expansion in the year 2006, with capital investment of approximately US$2.6 billion to US$2.8 billion. In addition to continued ramping up and expansion of Fab 12, TSMC's first 12-inch production fab, the Company is also expanding capacity at Fab 14, another 12-inch fab in Taiwan, and at TSMC (Shanghai), an 8-inch fab in China.

The threat of excess capacity due to demand fluctuation and wafer price pressure from competition, however, may return in the next few years. To capitalize on opportunities, at the same time to win competition and to reduce excess capacity risk, TSMC will continue focusing on creating values to better serve customers' requirements.

3. Organization

3.1 Organization Chart



Shareholders' Meeting
Supervisors
Board of Directors Chairman
President & CEO
TSMC Shanghai
Research & Development
Information Technology
Exploratory Research
Human Resources
Quality & Reliability
Corporate Planning
Worldwide Sales & Service
Corporate Development
Materials Management & Risk Management
Operations I
Operations II
Finance & Spokesperson
Legal
Internal Audit
Brand Management
Corporate Pricing
Customer Service
Asia / Pacific Business
TSMC Europe
TSMC Japan
TSMC North America

3.2 Roles and Responsibilities of Major Corporate Functions

Research & Development

- Advanced technology research and development, mask operations, and design services

Information Technology

- Company-wide information infrastructure, e-Business strategy, and information systems development and operation

Exploratory Research

- Exploratory technology development

Human Resources

- Human resources management and organizational development

Quality & Reliability

- Quality and reliability management

Corporate Planning

- Production planning & control, industrial engineering, and operational efficiency

Worldwide Sales & Service

- Brand Management - corporate brand management
- Corporate Pricing - pricing management
- Customer Service - customer loyalty and solutions management
- Regional Operations - business development and account services for the North American, European, Japanese, and Asian regions

Corporate Development

- Corporate strategy and business development
- Technology and services marketing

Materials Management & Risk Management

- Purchasing, warehousing, import and export, logistics support, industrial safety, and environmental protection

Operations I

- Manufacturing operations (Fabs 2, 3, 5, 6, 7, and 8), product engineering, and back-end operations

Operations II

- Manufacturing operations (Fabs 12 and 14), new fab planning, and manufacturing technology integration

Finance & Spokesperson

- Finance and accounting services, including investor relations, public relations, treasury, tax, asset management, strategic investment, financial and accounting management
- Corporate spokesperson

Legal

- Corporate legal affairs, contracts, patent and other intellectual property management

Internal Audit

- Internal audit and process compliance

TSMC Shanghai

- Business strategy and development, manufacturing operations, and account services in China

3.3 Directors and Supervisors

Information Regarding Directors and Supervisors

Title / Name	Date Elected	Term Expires	Date First Elected	Shareholding when Elected		Current Shareholding		Spouse and Minor Shareholding	
				Shares	%	Shares	%	Shares	%
Chairman Morris Chang	06/03/2003	06/02/2006	12/10/1986	91,669,112	0.49	112,677,772	0.46	117,308	0.00
Koninklijke Philips Electronics N.V. Representatives: (Note 1,3)	06/03/2003	06/02/2006	12/10/1986	2,554,450,279	13.72	4,066,046,793	16.44	-	-
Director J. C. Lobbezoo									
Vice Chairman F. C. Tseng	06/03/2003	06/02/2006	05/13/1997	30,356,889	0.16	39,120,891	0.16	127,068	0.00
Director Stan Shih	06/03/2003	06/02/2006	04/14/2000	2,225,077	0.01	1,415,785	0.01	15,415	0.00
Development Fund, Executive Yuan Representatives: (Note 3)	06/03/2003	06/02/2006	12/10/1986	1,793,522,406	9.63	1,581,649,966	6.40	-	-
Director Chintay Shih									
Director Sir Peter Leahy Bonfield	06/03/2003	06/02/2006	05/07/2002	0	0.00	0	0.00	0	0.00
Director Lester Carl Thurow	06/03/2003	06/02/2006	05/07/2002	0	0.00	0	0.00	0	0.00
Director Rick Tsai	06/03/2003	06/02/2006	06/03/2003	19,491,738	0.10	25,576,795	0.10	0	0.00
Koninklijke Philips Electronics N.V. Representatives: (Note 1, 3)	06/03/2003	06/02/2006	12/10/1986	2,554,450,279	13.72	4,066,046,793	16.44	-	-
Supervisor Michel Besseau (Note 2)									

As of 02/28/2006

TSMC Shareholding by Nominee Arrangement (Shares)	Education and Selected Past Positions	Selected Current Positions	Managers Are Spouse or Within Second-degree Relative of Consanguinity to Each Other		
			Title	Name	Relation
0	Ph.D., Electrical Engineering, Stanford University, USA Chairman, Industrial Technology Research Institute President & COO, General Instrument Corporation CEO, TSMC	Supervisor, Industrial Technology Research Institute	-	-	-
0			-	-	-
	M.A., Business Economics, Erasmus University, Rotterdam, the Netherlands CFO, Philips Semiconductors B.V.	Executive Vice President, Philips International B.V. Chairman, Systems on Silicon Manufacturing Company Pte Ltd., Singapore Director, FEI Company, Oregon, USA	-	-	-
0	Ph.D., Electrical Engineering, National Cheng-Kung University, Taiwan President, Vanguard International Semiconductor Corp. President, TSMC Deputy CEO, TSMC	Chairman, TSMC (Shanghai) Company Ltd. Chairman, Global Unichip Corp. Director, Prosperity Venture Capital Corp. Director, digimax, Inc. Director, Allegro Manufacturing Pte Ltd.	-	-	-
0	Honorary Doctor of International Law, Thunderbird, American Graduate School of International Management, USA Honorary Fellowship, University of Wales, Cardiff, UK Honorary Doctor of Technology, The Hong Kong Polytechnic University, Hong Kong Honorary EE Ph.D., MSEE, BSEE, National Chiao Tung University, Taiwan Co-Founder, Chairman Emeritus of the Acer Group	Group Chairman, iD SoftCapital Director, ABW (Acer, BenQ, Wistron) Family	-	-	-
0			-	-	-
	Ph.D., Electrical Engineering, Princeton University, USA President, Industrial Technology Research Institute	Professor and Dean, College of Technology Management, National Tsing Hua University Managing Director and Special Advisor, Industrial Technology Research Institute Director, Industrial Technology Investment Corporation	-	-	-
0	Engineering, Loughborough University of Technology, UK CEO and Chairman of the Executive Committee, British Telecommunications Plc	Senior Non-Executive Director, AstraZeneca Group Plc, London Director, L.M. Ericsson, Sweden Director, Mentor Graphics Corporation Inc., Oregon, USA Vice President, the British Quality Foundation Member of the Citigroup International Advisory Board Member of the Sony Corporation Advisory Board Director, Sony Corporation, Japan Non-Executive Director, Corporate Board of the Department for Constitutional Affairs Non-Executive Member of Actis LLP Supervisory Board Non-Executive Director HMG, Department for Constitutional Affairs	-	-	-
0	Ph.D., Economics, Harvard University, USA Dean, Sloan School of Management, M.I.T., USA	Jerome and Dorothy Lemelson Professor of Management and Economics, Sloan School of Management, M.I.T., USA Director, Analog Devices Inc.	-	-	-
0	Ph.D., Material Science, Cornell University, USA Executive Vice President, Worldwide Marketing and Sales, TSMC President, Vanguard International Semiconductor Corp.	President & CEO, TSMC Director of TSMC subsidiary companies	-	-	-
0			-	-	-
	Master, Business Administration, Bowling Green State University, USA Master, Business Administration, Audencia, France CFO, Systems on Silicon Manufacturing Company Pte Ltd.	Regional controller, Product Division of Philips Semiconductors in Asia Pacific	-	-	-

(Continued)

Title / Name	Date Elected	Term Expires	Date First Elected	Shareholding when Elected		Current Shareholding		Spouse and Minor Shareholding	
				Shares	%	Shares	%	Shares	%
Development Fund, Executive Yuan Representatives: (Note 3)	06/03/2003	06/02/2006	12/10/1986	1,793,522,406	9.63	1,581,649,966	6.40	-	-
James C. Ho									
Supervisor Michael E. Porter	06/03/2003	06/02/2006	05/08/2002	0	0.00	0	0.00	0	0.00

Note 1: Effective January 2006, Mr. Mario Alberto Rivas, representative of Koninklijke Philips Electronics N.V., resigned as a director of TSMC.

Note 2: Mr. Michel Besseau replaced Mr. Robbert Brakel on June 1, 2005.

Note 3: *Information on Directors and Supervisors that are Representatives of Juridical Person Shareholders*

Directors / Supervisors that are Representatives of Juridical Person Shareholders	Juridical Person Shareholders	Top Ten Shareholders of Juridical Person Shareholders, or Shareholders Owning More than 10% of Juridical Person Shareholders
Director: J. C. Lobbezoo Supervisor: Michel Besseau	Koninklijke Philips Electronics N.V.	Top Ten Shareholders: Not Available Shareholders Owned More than 10% Shares : None
Director: Chintay Shih Supervisor: James C. Ho	Development Fund, Executive Yuan	Not Applicable

TSMC Shareholding by Nominee Arrangement (Shares)	Education and Selected Past Positions	Selected Current Positions	Managers Are Spouse or Within Second-degree Relative of Consanguinity to Each Other		
			Title	Name	Relation
0			-	-	-
	Ph.D., Economics, University of Pittsburgh, USA M.A., Economics, University of Pittsburgh, USA Executive Director, Center for Economic Deregulation and Innovation, Council for Economic Planning and Development, Executive Yuan Deputy Executive Director and Executive Director, Asia-Pacific Regional Operations Center, Council for Economic Planning and Development, Executive Yuan	Deputy Executive Secretary, Development Fund, Executive Yuan	-	-	-
0	BSE, Aerospace and Mechanical Engineering, Princeton University Ph.D., Business Economics, Harvard University, USA	Bishop William Lawrence University Professor, Harvard University Director, Parametric Technology Corporation Director, Thermo-Electron Corporation	-	-	-

Remuneration Paid to Directors and Supervisors

Title / Name	Transportation Allowance (NT$ thousands)		Compensation (NT$ thousands)		Compensation from Profit Distribution (NT$ thousands)					
							TSMC			
								Stock		
	TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	TSMC (Note 3)	Consolidated Subsidiaries of TSMC	Cash (NT$ thousands)	Shares	Market Price Per Share (NT$)	Market Value (NT$ thousands)
Chairman Morris Chang										
Koninklijke Philips Electronics N.V. Representatives: Director J. C. Lobbezoo Mario Alberto Rivas (Note 1) Supervisor Michel Besseau (Note 2)										
Vice Chairman F. C. Tseng										
Director Stan Shih										
Development Fund, Executive Yuan Representatives: Director Chintay Shih Supervisor James C. Ho	1,440	0	24,017	0	257,410	0	0	0	0	0
Director Sir Peter Leahy Bonfield										
Director Lester Carl Thurow										
Director, President & CEO Rick Tsai										
Supervisor Michael E. Porter										

Note 1: Effective January 2006, Mr. Mario Alberto Rivas, representative of Koninklijke Philips Electronics N.V. resigned as a director of TSMC.

Note 2: Mr. Michael Besseau replaced Mr. Robbert Brakel on June 1, 2005.

Note 3: The Board adopted a proposal for 2005 compensation to TSMC's directors and supervisors in the amount of NT$257,410 thousands at its meeting on Feb. 14, 2006. The proposed compensation will be effected upon the approval of shareholders at the Annual Shareholder Meeting in May 2006.

Note 4: Total remuneration paid to TSMC's directors and supervisors in 2004 was NT$545,103 thousands (0.59% of 2004 net income). TSMC's consolidated subsidiaries did not pay any compensation to TSMC's directors and supervisors in 2004 and 2005.

Note 5: Other compensation related to the use of company cars.

Remuneration Paid to Directors and Supervisors (Note)

	Number of Directors and Supervisors	
	2005	
	TSMC	Consolidated Subsidiaries of TSMC
Under NT$ 2,000,000	1	-
NT$2,000,000 ~ NT$5,000,000	0	-
NT$5,000,000 ~ NT$10,000,000	0	-
NT$10,000,000 ~ NT$50,000,000	11	-
Over NT$50,000,000	0	-
Total	12	-

Note: The proposed compensation to TSMC's directors and supervisors will be effected upon the approval of shareholders at the Annual Shareholders' Meeting . Please visit TSMC's website for an update.

According to the Company's Articles of Incorporation, starting from fiscal year 2005, when allocating net profits for each fiscal year, the Company, after setting aside regulatorily-reguired legal reserves, shall set aside not more than 0.3 percent of the balance as bonus to directors and supervisors. Bonuses to directors and supervisors are always paid in cash. Directors who also serve as executive officers of the Company are not entitled to receive compensation for duties as directors and supervisors.

Employee Profit Sharing				Total Compensation (NT$ thousands)(Note 4)		Total Compensation Paid to Directors & Supervisors as % of 2005 Net Income (Note 4)		Number of Employee Stock Options Granted in 2005		Other Compensation (NT$ thousands)	
	Consolidated Subsidiaries of TSMC										
	Stock										
Cash (NT$ thousands)	Shares	Market Price Per Share (NT$)	Market Value (NT$ thousands)	TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	TSMC (Note 5)	Consolidated Subsidiaries of TSMC
0	0	0	0	282,867	0	0.30	0	0	0	2,481	0

Independence Analysis of Board Members Under Taiwan SFB Criteria

Taiwan SFB provides a set of criteria to determine the independence of Board Members. The specific criteria and applicability to TSMC Board Members are shown below in detail.

Independence Criteria of Directors and Supervisors

Name	Over five years of experience in business, finance, legal or areas required by the Company	Neither an employee of the Company nor a director, supervisor or employee of affiliated companies	Neither a natural person shareholder directly or indirectly owning more than 1% of the Company's outstanding shares nor one of the Company's top ten natural person share-holders	Neither a spouse nor first- or second-degree relative to any person specified in columns 3 and 4
Chairman *Morris Chang*	✓	✓		✓
Director Peter Leahy Bonfield	✓	✓	✓	✓
Director Lester Carl Thurow	✓	✓	✓	✓
Director Stan Shih	✓	✓	✓	✓
Director J. C. Lobbezoo	✓		✓	✓
Director Chintay Shih	✓		✓	✓
Director F. C. Tseng	✓			✓
Director Rick Tsai	✓			✓
Supervisor Michel Besseau	✓		✓	✓
Supervisor James C. Ho	✓	✓	✓	✓
Supervisor Michael E. Porter	✓	✓	✓	✓

"✓" indicates meeting conditions specified above.

Board of Directors

Composition

TSMC's Board of Directors consists of nine distinguished members. Their outstanding careers and breadth of experience encompass high technology, finance, business, and management. Three of the nine members are independent directors: Sir Peter L. Bonfield, former CEO of British Telecommunications, Professor Lester C. Thurow of M.I.T., and Mr. Stan Shih, former Chairman of Acer Group. A complete list of TSMC's directors, their qualifications and experience can be found on pages 8-11.

Responsibilities

The Board's primary duty is to oversee the overall business and corporate affairs of TSMC. Day-to-day operations, preparation of financial statements, fund raising, and investments remain the legal responsibility of the Company's management, and the activities of the Board do not supersede or alter those responsibilities.

In conjunction with the Company's management, the Board also monitors regulatory activities, such as amendments to Taiwan's laws, amendments to SEC rules and regulations in the U.S., and changes to the New York Stock Exchange and Taiwan Stock Exchange listing requirements.

Criteria			
Not a director, supervisor, or employee of a juridical person shareholder directly or indirectly owning more than 5% of the Company's outstanding shares, nor one of the Company's top five juridical person shareholders.	Neither a director, supervisor, manager or shareholder holding more than 5% of the outstanding shares of certain companies nor institutions that have financial or business relationship with the Company	In the past year, the director/supervisor or his/her spouse did not provide finance, commerce, legal consultation and services to the company as an expert, nor was an owner, partner, director, supervisor or manager of any sole proprietorship, partnership, company or institution that provided such services.	Neither a juridical person nor its representative as defined in Article 27 of Company Law
✓	✓	✓	✓
✓	✓	✓	✓
✓	✓	✓	✓
✓	✓	✓	✓
	✓	✓	
✓	✓	✓	
✓	✓	✓	✓
✓	✓	✓	✓
	✓	✓	
	✓	✓	
✓	✓	✓	✓

3.4 Management Team

Information Regarding Management Team

Title / Name	Date Effective	Shareholding		Spouse & Minor		TSMC Shareholding by Nominee Arrangement (Shares)
		Shareholding	%	Shareholding	%	
President & Chief Executive Officer Rick Tsai	08/07/2001	25,576,795	0.10	0	0.00	0
Senior Vice President Research & Development Shang-Yi Chiang	11/07/2000	7,671,306	0.03	0	0.00	0
Senior Vice President Worldwide Sales & Service Kenneth Kin	08/07/2001	3,259,860	0.01	0	0.00	0
Senior Vice President & Chief Information Officer Information Technology/Materials Management & Risk Management Stephen T. Tso	11/02/2004	12,036,380	0.05	0	0.00	0
Senior Vice President Operations I C. C. Wei	03/03/1998	5,388,079	0.02	1,251	0.00	0
Senior Vice President Operations II Mark Liu	05/11/1999	9,897,792	0.04	0	0.00	0
Vice President Operations I M. C. Tzeng	08/07/2001	5,336,601	0.02	389,848	0.00	0
Vice President & General Counsel Richard Thurston	02/08/2002	2,244,211	0.01	0	0.00	0
Vice President Customer Partnership Development Chiam Wu	05/07/2002	1,927,464	0.01	0	0.00	0
Vice President, Chief Financial Officer & Spokesperson Lora Ho	09/08/2003	3,692,392	0.01	184,480	0.00	0
Vice President Human Resources P. H. Chang	02/17/2004	1,832,910	0.01	0	0.00	0
Vice President Operations II Wei-Jen Lo	08/10/2004	502,552	0.00	0	0.00	0
Vice President Corporate Development Jason C. S. Chen	03/31/2005	361,000	0.00	3,983	0.00	0
Senior Director Internal Audit Jan Kees van Vliet	10/15/2003	804,639	0.00	0	0.00	0
Senior Director Corporate Planning L. C. Tu	01/01/2002	7,914,827	0.03	1,197,906	0.00	0

As of 02/28/2006

Education & Selected Past Positions	Selected Current Positions	Managers are Spouse or Within Second-degree Relative of Consanguinity to Each Other		
		Title	Name	Relation
(see page 9)	(see page 9)			
Ph.D., Electrical Engineering, Stanford University, USA Vice President, Research and Development, TSMC Department Manager, Device Research and Applications, Hewlett-Packard Company	Director of International Sematech			
Ph.D., Nuclear Engineering and Applied Physics, Columbia University, USA Vice President, Worldwide Sales & Services, IBM Microelectronics Division	Director of TSMC subsidiary companies			
Ph.D., Materials Science & Engineering, University of California, Berkeley, USA President, WaferTech, LLC Senior Vice President, Operations, TSMC	Director of WaferTech, LLC			
Ph.D., Electrical Engineering, Yale University, USA Vice President, South Site Operation, TSMC Senior Vice President, Chartered Semiconductor Manufacturing Ltd.	Director of TSMC (Shanghai) Company Ltd. Director of VisEra Technologies Company, Ltd.			
Ph.D., Electrical Engineering and Computer Science, University of California, Berkeley, USA Vice President, South Site Operation, TSMC President, Worldwide Semiconductor Manufacturing Corp.	Director of System on Silicon Manufacturing Company Pte Ltd.			
Master, Applied Chemistry, Chung Yuan University, Taiwan Senior Director, Fab 2 Operation, TSMC		Department Manager	M. J. Tzeng	Siblings
J.D., Rutgers School of Law, State University of New Jersey, USA Ph.D., History, University of Virginia, USA Partner, Haynes Boone, LLP. Vice President Corporate Staff, Assistant General Counsel, Texas Instruments Incorporated	Director of TSMC subsidiary companies Director of System on Silicon Manufacturing Company Pte Ltd.			
M.S., Materials Science and Engineering, Oregon State University, USA Group Vice President, Applied Materials, Inc. Vice Chairman, Applied Materials Taiwan, Ltd.				
Master, Finance, National Taiwan University, Taiwan Senior Director, Accounting, TSMC Vice President, TI-Acer Semiconductor Manufacturing Corp.	Director and/or Supervisor TSMC subsidiary companies Supervisor of Global Unichip Corporation Supervisor of VisEra Technologies Company, Ltd.			
Ph.D., Materials Science and Engineering, Purdue University, USA Senior Director, Materials Management, TSMC Vice President, Worldwide Semiconductor Manufacturing Corp.				
Ph.D., Solid State Physics and Surface Chemistry, University of California, Berkeley, USA Director, Advanced Technology Development & CTM Plant Manager, Intel				
M.S., Business Administration, University of Missouri-Columbia, USA Vice President and Co-Director of Worldwide Sales and Marketing Group, Intel				
M.S., Management, Delft/Erasmus University, the Netherlands Senior Director, Pricing & Business Process, TSMC Chief Financial Officer and member of the Board of Management, Philips Taiwan				
Master, Business Administration, Tulane University, USA Senior Director, Fab 5 Operation, TSMC				

Compensation Paid to President and Vice Presidents

Title	Name	Salary (NT$ thousands)		Bonus (NT$ thousands)					
						TSMC			
		TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	Cash (NT$ thousands)	Stock		
							Shares	Market Price Per Share (NT$)	Market Value (NT$ thousands)
President & Chief Executive Officer	Rick Tsai								
Senior Vice President Research & Development	Shang-Yi Chiang								
Senior Vice President Worldwide Sales & Service	Kenneth Kin								
Senior Vice President & Chief Information Officer Information Technology/Materials Management & Risk Management	Stephen T. Tso								
Senior Vice President Operations I	C. C. Wei								
Senior Vice President Operations II	Mark Liu								
Vice President Operations I	M. C. Tzeng	47,372	0	11,453	0	174,000	17,400,000	62.15	1,081,410
Vice President & General Counsel	Richard Thurston								
Vice President Customer Partnership Development	Chiam Wu								
Vice President Chief Financial Officer & Spokesperson	Lora Ho								
Vice President Human Resources	P. H. Chang								
Vice President Operations II	Wei-Jen Lo								
Vice President Corporate Development	Jason C. S. Chen (Note 2)								

Note 1: Total compensation paid to TSMC's president and vice presidents in 2004 was NT$902,924 thousands (0.98% of 2004 net income). Employee profit sharing distribution in 2006 with respect to 2005 earnings is preliminary at the time of printing this report, and it has not been approved by shareholders yet. Please visit TSMC's website for an update.

Note 2: Mr. Jason C. S. Chen joined TSMC on March 31, 2005.

Note 3: Other compensation related to the use of company cars.

Compensation Paid to Individual President and Vice Presidents (Note)

	Number of President and Vice Presidents	
	2005	
	TSMC	Consolidated Subsidiaries of TSMC
Under NT$2,000,000	0	-
From NT$2,000,000 to NT$5,000,000	0	-
From NT$5,000,000 to NT$10,000,000	0	-
From NT$10,000,000 to NT$50,000,000	1	-
Over NT$50,000,000	12	-
Total	13	-

Note: Employee profit sharing distribution in 2006 with respect to 2005 earnings is preliminary at the time of printing this report, and it has not been approved by shareholders yet. Please visit TSMC's website for an update.

Employee Profit Sharing (Note 1)				Total Compensation (NT$ thousands) (Note 1)		Total Compensation to President and VPs as % of 2005 Net Income (Note 1)		ESOP shares granted in 2005 (Note 1)		Other Compensation (NT$ thousands)	
Consolidated Subsidiaries of TSMC											
	Stock										
Cash (NT$ thousands)	Shares	Market Price Per Share (NT$)	Market Value (NT$ thousands)	TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	TSMC	Consolidated Subsidiaries of TSMC	TSMC (Note 3)	Consolidated Subsidiaries of TSMC
0	0	0	0	1,314,235	0	1.40	0	0	0	3,622	0

Employee Profit Sharing Granted to Management Team (Note 1)

Title	Name	Profit Sharing Stock			Profit Sharing Cash (NT$ thousands)	Total Profit Sharing Value (NT$ thousands)	Total Profit Sharing Value to Management Team as % of 2005 Net Income
		Number of Shares	Market Price Per Share (NT$)	Market Value (NT$ thousands)			
President & Chief Executive Officer	Rick Tsai	18,500,000	62.15	1,149,775	185,000	1,334,775	1.43
Senior Vice President Research & Development	Shang-Yi Chiang						
Senior Vice President Worldwide Sales & Service	Kenneth Kin						
Senior Vice President & Chief Information Officer Information Technology/Materials Management & Risk Management	Stephen T. Tso						
Senior Vice President Operations I	C. C. Wei						
Senior Vice President Operations II	Mark Liu						
Vice President Operations I	M. C. Tzeng						
Vice President & General Counsel	Richard Thurston						
Vice President Customer Partnership Development	Chiam Wu						
Vice President Chief Financial Officer & Spokesperson	Lora Ho						
Vice President Human Resources	P. H. Chang						
Vice President Operations II	Wei-Jen Lo						
Vice President Corporate Development	Jason C. S. Chen (Note 2)						
Senior Director Internal Audit	Jan Kees van Vliet						
Senior Director Corporate Planning Organization	L. C. Tu						

Note 1: Employee profit sharing distribution in 2006 with respect to 2005 earnings is preliminary at the time of printing this report, and it has not been approved by shareholders yet. Please visit TSMC's website for an update.

Note 2: Mr. Jason C. S. Chen joined TSMC on March 31, 2005.

Information on Net Change in Shareholding and Net Change in Shares Pledged by Directors, Supervisors, Management and Shareholders of 10% Shareholdings or More:

Unit: Share

Title / Name	2005		01/01/2006~ 02/28/2006	
	Net Change in Shareholding	Net Change in Shares Pledged (Note 1)	Net Change in Shareholding	Net Change in Shares Pledged (Note 1)
Chairman Morris Chang	(10,115,380)	0	0	0
Director & Supervisor Koninklijke Philips Electronics N.V. Representatives: J. C. Lobbezoo Michel Besseau	1,489,049,475	0	0	0
Vice Chairman F. C. Tseng	(820,276)	0	(200,000)	0
Director Stan Shih	67,414	0	0	0
Director & Supervisor Development Fund, Executive Yuan Representatives: Chintay Shih James C. Ho	(135,033,204)	0	0	0
Director Sir Peter Leahy Bonfield	0	0	0	0
Director Lester Carl Thurow	0	0	0	0
Director & President & CEO Rick Tsai	1,109,522	0	(270,000)	0
Supervisor Michael E. Porter	0	0	0	0
Senior Vice President Shang-Yi Chiang	(5,647,085)	(1,590,000)	0	0
Senior Vice President Kenneth Kin	378,604	0	(100,000)	0
Senior Vice President & CIO Stephen T. Tso	32,891	0	0	0
Senior Vice President C. C. Wei	431,377	0	(162,000)	0
Senior Vice President Mark Liu	600,161	0	(130,000)	0
Vice President M. C. Tzeng	553,080	0	(9,000)	0
Vice President & General Counsel Richard Thurston	682,117	0	(10,000)	0
Vice President Chiam Wu	654,555	0	(9,000)	0
Vice President, CFO & Spokesperson Lora Ho	761,905	0	0	0
Vice President P. H. Chang	729,561	0	0	0
Vice President Wei-Jen Lo	222,552	0	(20,000)	0
Vice President Jason C. S. Chen	370,000 (Note 2)	0	(9,000)	0
Senior Director Jan Kees van Vliet	96,624	0	0	0
Senior Director L. C. Tu	550,801	0	(71,000)	0

Note 1: This refers to the creation of security interest over TSMC shares in favor of creditors, usually in connection with a shareholder's own financing activities.

Note 2: Net change in shareholding or shares pledged from 03/31/2005 to 12/31/2005.

Stock Trade with Related Party: None

Stock Pledge with Related Party: None

3.5 TSMC Long-Term Investments Ownership

Long-Term Investment	Ownership by TSMC (1)	
	Shares	%
Equity Method:		
TSMC International Investment Ltd.	987,968,244	100.0
TSMC Partners, Ltd.	300,000	100.0
Systems on Silicon Manufacturing Co. Pte Ltd.	382,264	32.0
Vanguard International Semiconductor Corp.	437,890,988	27.2
TSMC (Shanghai) Company Ltd.	Not Applicable (Note 3)	100.0
Emerging Alliance Fund, L.P.	Not Applicable (Note 3)	99.5
VentureTech Alliance Fund II, L.P.	Not Applicable (Note 3)	98.0
TSMC North America	11,000,000	100.0
Global UniChip Corp.	40,146,953	45.7
TSMC Japan K.K.	6,000	100.0
Chi Cherng Investment Co., Ltd.	Not Applicable (Note 3)	35.7
Hsin Ruey Investment Co., Ltd.	Not Applicable (Note 3)	35.7
TSMC Europe B.V.	200	100.0
Cost Method:		
Non- Publicly Traded		
United Industrial Gases Co. Ltd.	16,782,937	10.1
Shin-Etsu Handotai Taiwan Company Ltd.	10,500,000	7.0
Hontung Venture Capital Co., Ltd.	8,391,608	10.5
W.K. Technology Fund IV	4,000,000	1.9
Globaltop Partner I Venture Capital Corp.	5,000,000	1.5
Funds:		
Horizon Ventures	Not Applicable (Note 3)	12.1
Crimson Asia Capital	Not Applicable (Note 3)	1.0

Note 1: Share interest held by Koninklijke Philips Electronics N.V.

Note 2: Include 26.9% owned by Development Fund, Executive Yuan

Note 3: Not applicable: These firms do not issue shares. TSMC's investment is measured as a percentage of ownership interest.

Note 4: Not available: Not all information is available to TSMC as of the report date.

As of 12/31/2005

Direct/Indirect Ownership by Directors, Supervisors, and Management (2)		Total Ownership (1) + (2)	
Shares	%	Shares	%
0	0	987,968,244	100.0
0	0	300,000	100.0
630,261	50.5 (Note 1)	1,012,525	82.5
433,590,490	26.9 (Note 2)	871,481,478	54.1
0	0	Not Applicable (Note 3)	100.0
0	0	Not Applicable (Note 3)	99.5
0	0	Not Applicable (Note 3)	98.0
0	0	11,000,000	100.0
2,210,627	2.5	42,357,580	48.2
0	0	6,000	100.0
0	0	Not Applicable (Note 3)	35.7
0	0	Not Applicable (Note 3)	35.7
0	0	200	100.0
Not Available (Note 4)	Not Available (Note 4)	16,782,937	10.1
Not Available (Note 4)	Not Available (Note 4)	10,500,000	7.0
Not Available (Note 4)	Not Available (Note 4)	8,391,608	10.5
Not Available (Note 4)	Not Available (Note 4)	4,000,000	1.9
Not Available (Note 4)	Not Available (Note 4)	5,000,000	1.5
Not Applicable (Note 3)	Not Available (Note 4)	Not Applicable (Note 3)	12.1
Not Applicable (Note 3)	Not Available (Note 4)	Not Applicable (Note 3)	1.0

4 Capital and Shares

4.1 History of Capitalization

Unit: Share/NT$

Month / Year	Price	Par Value	Authorized		Paid-in	
			Shares	Amount	Shares	Amount
02/1987	1,000	1,000	5,510,000	5,510,000,000	1,377,500	1,377,500,000
12/1988	1,000	1,000	5,510,000	5,510,000,000	2,204,000	2,204,000,000
11/1989	1,000	1,000	5,510,000	5,510,000,000	3,306,000	3,306,000,000
07/1990	-	1,000	5,510,000	5,510,000,000	3,360,797	3,360,797,000
12/1990	1,000	1,000	5,510,000	5,510,000,000	3,911,797	3,911,797,000
07/1991	-	10	551,000,000	5,510,000,000	391,179,700	3,911,797,000
12/1991	10	10	551,000,000	5,510,000,000	473,829,700	4,738,297,000
12/1992	10	10	551,000,000	5,510,000,000	551,000,000	5,510,000,000
08/1993	-	10	780,000,000	7,800,000,000	608,304,000	6,083,040,000
07/1994	-	10	780,000,000	7,800,000,000	780,000,000	7,800,000,000
06/1995	-	10	3,000,000,000	30,000,000,000	1,439,000,000	14,390,000,000
05/1996	-	10	3,000,000,000	30,000,000,000	2,654,200,000	26,542,000,000
07/1997	-	10	8,500,000,000	85,000,000,000	4,081,300,000	40,813,000,000
07/1998	-	10	8,500,000,000	85,000,000,000	6,047,175,967	60,471,759,670
07/1999	-	10	9,100,000,000	91,000,000,000	7,548,483,035	75,484,830,350
11/1999	-	10	9,100,000,000	91,000,000,000	7,670,881,717	76,708,817,170
06/2000	-	10	17,800,000,000	178,000,000,000	9,990,849,423	99,908,494,230
06/2000	220	10	17,800,000,000	178,000,000,000	10,105,849,423	101,058,494,230
08/2000	-	10	17,800,000,000	178,000,000,000	11,689,364,587	116,893,645,870
12/2000	10	10	17,800,000,000	178,000,000,000	12,989,364,587	129,893,645,870
07/2001	-	10	24,600,000,000	246,000,000,000	18,132,553,051	181,325,530,510
07/2002	-	10	24,600,000,000	246,000,000,000	19,922,886,745	199,228,867,450
06/2003	10	10	24,600,000,000	246,000,000,000	18,622,886,745	186,228,867,450
07/2003	-	10	24,600,000,000	246,000,000,000	20,266,618,984	202,666,189,840
07/2004	-	10	24,600,000,000	246,000,000,000	23,376,597,005	233,765,970,050
09/2004	-	10	24,600,000,000	246,000,000,000	23,251,877,005	232,518,770,050
03/2005	-	10	24,600,000,000	246,000,000,000	23,252,048,432	232,520,484,320
06/2005	-	10	24,600,000,000	246,000,000,000	23,252,863,457	232,528,634,570
07/2005	-	10	27,050,000,000	270,500,000,000	24,724,087,405	247,240,874,050
09/2005	-	10	27,050,000,000	270,500,000,000	24,726,128,803	247,261,288,030
12/2005	-	10	27,050,000,000	270,500,000,000	24,727,347,637	247,273,476,370

As of 02/28/2006

Remark		
Sources of Capital	Capital Increase by Assets other than Cash	Date of Approval & Approval Document No.
Founding	None	-
Cash Offering	None	-
Cash Offering	None	-
Capitalization of Profits	None	-
Cash Offering	None	-
Par Value Change from NT$1000 to NT$10	-	-
Cash Offering	None	-
Cash Offering: NT$582,171,120 Capitalization of Profits: NT$189,531,880	None	10/30/1992(81) Tai Tsai Cheng (1) No. 02818
Capitalization of Profits	None	07/05/1993(82) Tai Tsai Cheng (1) No. 01624
Capitalization of Profits	None	06/15/1994(83) Tai Tsai Cheng (1) No. 26945
Capitalization of Profits	None	05/19/1995(84) Tai Tsai Cheng (1) No. 29799
Capitalization of Profits	None	04/16/1996(85) Tai Tsai Cheng (1) No. 24544
Capitalization of Profits	None	05/26/1997(86) Tai Tsai Cheng (1) No. 40772
Capitalization of Profits	None	05/26/1998(87) Tai Tsai Cheng (1) No. 46156
Capitalization of Profits	None	05/26/1999(88) Tai Tsai Cheng (1) No. 48906
Conversion of ECB	None	-
Capitalization of Profits: NT$21,320,311,040 and Capital Surplus: NT$1,879,366,020	None	04/27/2000(89) Tai Tsai Cheng (1) No. 34058
Cash Offering (ADR)	None	05/09/2000(89) Tai Tsai Cheng (1) No. 34440
Merger with WSMC & TSMC-ACER	None	06/07/2000(89) Tai Tsai Cheng (1) No. 47200
Cash Offering (Preferred Stock)	None	09/22/2000(89) Tai Tsai Cheng (1) No. 80344
Capitalization of Profits	None	06/05/2001(90) Tai Tsai Cheng (1) No. 135268
Capitalization of Profits	None	05/28/2002(91) Tai Tsai Cheng (1) No. 128948
Redemption of Preferred Stock	None	-
Capitalization of Profits	None	06/18/2003 Tai Tsai Cheng 1 Tzu No. 0920127023
Capitalization of Profits	None	05/25/2004 Tai Tsai Cheng 1 Tzu No. 0930123135
Capital Reduction: Cancellation of Treasury Shares	None	-
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577
Capitalization of Profits	None	05/23/2005 Jin Guan Cheng 1 Tzu No. 0940120519
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577
Exercise of Employee Stock Options	None	06/25/2002 Tai Tsai Cheng 1 Tzu No. 0910134577

4.2 Capital and Shares

Unit: Share

As of 02/28/2006

Type of Stock	Authorized Capital				Total
	Issued Shares			Unissued Shares	
	Listed	Non-Listed	Total		
Common Stock	24,732,558,216	0	24,732,558,216	2,317,441,784	27,050,000,000

Shelf Registration: None

4.3 Status of Shareholders

Common Share

As of 06/19/2005 (last record date)

Type of Shareholders	Government Agencies	Financial Institutions	Other Juridical Persons	Foreign Institutions & Natural Persons	Domestic Natural Persons	Total
Number of Shareholders	6	139	936	1,757	476,212	479,050
Shareholding	2,024,633,377	1,054,990,249	2,919,020,196	14,258,498,130	4,467,447,562	24,724,589,514
Holding Percentage (%)	8.19	4.27	11.80	57.67	18.07	100.00

4.4 Distribution Profile of Shareholder Ownership

Common Share

As of 06/19/2005 (last record date)

Shareholder Ownership (Unit: Share)	Number of Shareholders	Ownership	Ownership (%)
1 ~ 999	138,876	46,867,535	0.19
1,000 ~ 5,000	208,760	495,985,832	2.01
5,001 ~ 10,000	61,418	425,920,039	1.72
10,001 ~ 15,000	24,493	300,290,494	1.21
15,001 ~ 20,000	11,254	195,918,546	0.79
20,001 ~ 30,000	12,611	305,831,991	1.24
30,001 ~ 40,000	5,414	187,058,132	0.76
40,001 ~ 50,000	3,373	150,281,335	0.61
50,001 ~ 100,000	6,194	425,545,460	1.72
100,001 ~ 200,000	2,994	410,004,707	1.66
200,001 ~ 400,000	1,543	426,749,677	1.73
400,001 ~ 600,000	531	258,091,091	1.04
600,001 ~ 800,000	259	179,669,494	0.73
800,001 ~ 1,000,000	176	156,751,646	0.63
Over 1,000,001	1,154	20,759,623,535	83.96
Total	479,050	24,724,589,514	100.00

Preferred Share: Not Applicable

4.5 Major Shareholders

Common Share

As of 06/19/2005 (last record date)

Rank	Shareholders	Total Shares Owned	Ownership (%)
1	ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	3,508,832,129	14.19
2	Koninklijke Philips Electronics N.V.	2,705,839,885	10.94
3	Philips Electronics Industries (Taiwan), Ltd.	1,927,811,908	7.80
4	Development Fund, Executive Yuan	1,802,512,466	7.29
5	The Growth Fund of America, Inc.	600,797,968	2.43
6	JPMorgan Chase Bank, Taipei Branch in Custody for Europacific Growth Fund	475,686,406	1.92
7	JPMorgan Chase Bank, Taipei Branch in Custody for The New Perspective Fund, Inc.	359,764,741	1.46
8	Government of Singapore Investment Corp. PFE. Ltd.	303,908,784	1.23
9	Bureau of Labor Insurance	222,103,089	0.90
10	GMO Emerging Markets Fund.	183,629,804	0.74

4.6 Other Share Information

Net Worth, Earnings, Dividends and Market Price Per Common Share

Unit: NTD, except for weighted average shares and return on investment ratios

Item	2004	2005	01/01/2006~02/28/2006
Market Price Per Share			
Highest Market Price	53.67 (Note 2)	64.30 (Note 2)	68.40
Lowest Market Price	36.52 (Note 2)	41.69 (Note 2)	60.00
Average Market Price	43.95 (Note 2)	51.99 (Note 2)	63.21
Net Worth Per Share			
Before Distribution	17.16	18.02	-
After Distribution	15.02	(Note1)	-
Earnings Per Share			
Weighted Average Shares (thousand shares)	23,255,086	24,693,112	-
Earnings Per Share	3.97	3.79	-
Adjusted Earnings Per Share (Note 2)	3.73	(Note1)	-
Dividends Per Share			
Cash Dividends	2.00	2.50	-
Stock Dividends			
Dividends from Retained Earnings	0.50	0.15	-
Dividends from Capital Surplus	-	0.15	-
Accumulated Undistributed Dividend	-	-	-
Return on Investment			
Price / Earnings Ratio (Note 3)	11.78	(Note1)	-
Price / Dividend Ratio (Note 4)	21.98	(Note1)	-
Cash Dividend Yield (Note 5)	4%	(Note1)	-

Note 1: Pending shareholders' approval

Note 2: Retroactively adjusted for dividends and employee bonus

Note 3: Price / Earnings Ratio = Average Market Price / Adjusted Earnings Per Share

Note 4: Price / Dividend Ratio = Average Market Price / Cash Dividends Per Share

Note 5: Cash Dividend Yield = Cash Dividends Per Share / Average Market Price

4.7 Dividend Policy

Except under certain conditions specified in its Articles of Incorporation, TSMC does not pay dividends when there is no profit for a particular fiscal year. Profits may be distributed by way of cash dividend, stock dividend, or a combination of cash and stock. The preferred method of distributing profits is by way of cash dividend. Under TSMC's Articles of Incorporation, stock dividend shall not exceed 50% of the total distribution in any given fiscal year.

4.8 Distribution of Profit

The Board adopted a proposal for 2005 profit distribution at its meeting on Feb. 14, 2006. The proposed profit distribution will be effected upon the approval of shareholders at the Annual Shareholder Meeting in May 2006.

Proposal to Distribute 2005 Profits

Unit: NT$

Bonus to Directors & Supervisors	257,409,650
Cash Dividends to Common Shareholders (NT$2.50 per share)	61,825,061,618
Stock Dividends to Common Shareholders (NT$0.15 per share at par value, i.e., 15 shares for each 1,000 shares owned) (Note 1, 3)	3,709,503,700
Employees' Profit Sharing in Cash	3,432,128,678
Employees' Profit Sharing in Stock (Note 2)	3,432,128,680

Note 1: Equivalent to underlying number of shares: 370,950,370

Note 2: Equivalent to underlying number of shares: 343,212,868

Note 3: In addition, it is proposed to capitalize a portion of capital surplus in the amount of NT$3,709,503,700. Each common share holder will be entitled to receive 15 shares from such capitalization of capital surplus, and, together with the 15 shares of stock dividend as mentioned above, 30 shares in total for each 1,000 shares owned.

According to the Company's Articles of Incorporation, when allocating net profits for each fiscal year, the Company, after setting aside regulatorily-required legal reserves, shall set aside not more than 0.3% of the balance as bonus to directors and supervisors, and not less than 1% as bonus to employees of the Company.

2004 profit distribution set aside as Directors & Supervisors Compensation, and Employee Profit Sharing:

	Board Resolution (02/22/2005)	Actual Result		
	Amount (NT$)	Amount (NT$)	Underlying Number of Shares	Dilution (%)
Directors & Supervisors Compensation (Cash)	231,466,144	231,466,144	-	-
Employee Profit Sharing in Cash	3,086,215,246	3,086,215,246	-	-
Employee Profit Sharing in Stock	3,086,215,260	3,086,215,260	308,621,526	1.25
Total	6,403,896,650	6,403,896,650	-	-

The EPS of 2004 and 2005 might have varied if "Directors & Supervisors Compensation" and "Employee Profit Sharing" had been subject to different accounting treatments:

Accounting Treatments	2004 EPS	2005 EPS
Treatment as Profit Distribution	NT$3.97	NT$3.79
Treatment as Expenses (Employee Profit Sharing in stock expensed at par value)	NT$3.70	NT$3.50

4.9 Impact to 2006 Business Performance, EPS and ROE Resulting from Stock Dividend Distribution: Not Applicable

4.10 Buyback of Treasury Stock: None

5. Issuance of Corporate Bonds

5.1 Corporate Bonds

As of 02/28/2006

Issuance		Domestic Unsecured Bond (IV)	Domestic Unsecured Bond (V)
Issuing Date		12/04/2000 - 12/15/2000	01/10/2002 - 01/24/2002
Denomination		NT$ 1,000,000 NT$10,000,000	NT$1,000,000 NT$5,000,000
Offering Price		Par	Par
Total Amount		NT$15,000,000,000	NT$15,000,000,000
Coupon Rate		Tranche A: 5.25% p.a. Tranche B: 5.36% p.a.	Tranche A: 2.60% p.a. Tranche B: 2.75% p.a. Tranche C: 3.00% p.a.
Tenure		Tranche A: 5 years Maturity: 12/04/2005- 12/15/2005 Tranche B: 7 years Maturity: 12/04/2007-12/14/2007	Tranche A: 5 years Maturity: 01/10/2007-01/22/2007 Tranche B: 7 years Maturity: 01/10/2009-01/24/2009 Tranche C: 10 years Maturity: 01/10/2012- 01/24/2012
Guarantor		None	None
Trustee		The International Commercial Bank of China	TC Bank
Underwriter		Not Applicable	Not Applicable
Legal Counsel		Eluvzy International Law Office	Yan-an International Law Office
Auditor		TN Soong & Co	TN Soong & Co
Repayment		Bullet	Bullet
Outstanding		NT$4,500,000,000	NT$15,000,000,000
Redemption or Early Repayment Clause		None	None
Covenants		Customary Covenants	Customary Covenants
Credit Rating		twAA (Taiwan Ratings Corporation, 11/08/2000)	twAA (Taiwan Ratings Corporation,12/03/2001)
Other Rights of Bondholders	Conversion Right	None	None
	Amount of Converted or Exchanged Common Shares, ADRs or Other Securities as of 02/28/2006	Not Applicable	Not Applicable
Dilution Effect and Other Adverse Effects on Existing Shareholders		None	None
Custodian		None	None

5.2 Convertible Bond: None

5.3 Exchangeable Bond: None

5.4 Bond with Warrants: None

6. Preferred Shares

6.1 Preferred Share: None

6.2 Preferred Share with Warrant: None

7. Issuance of American Depositary Shares

Issuing Date	10/08/1997	11/20/1998	01/12/1999 - 01/14/1999	07/15/1999	08/23/1999 - 09/09/1999	02/22/2000 - 03/08/2000	04/17/2000
Issuance & Listing	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE
Total Amount (US$)	594,720,000	184,554,440	35,500,000	296,499,641	158,897,089	379,134,599	224,640,000
Offering Price per ADS (US$)	24.78	15.26	17.75	24.516	28.964	57.79	56.16
Units Issued	24,000,000	12,094,000	2,000,000	12,094,000	5,486,000	6,560,000	4,000,000
Underlying Securities	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders
Common Shares Represented	120,000,000	60,470,000	10,000,000	60,470,000	27,430,000	32,800,000	20,000,000
Rights and Obligations of ADS Holders	Same as those of *Common Share Holders*	Same as those of *Common Share Holders*	Same as those of *Common Share Holders*	Same as those of *Common Share Holders*	Same as those of *Common Share Holders*	Same as those of *Common Share Holders*	Same as those of *Common Share Holders*
Trustee	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Depositary Bank	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York
Custodian Bank	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch
ADSs Outstanding (Note1)	24,000,000	46,222,650	48,222,650	71,407,859	76,893,859	83,453,859	87,453,859
Apportionment of expenses for the issuance and maintenance	(Note 2)						
Terms and Conditions in the Deposit Agreement and Custody Agreement	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details
Closing Price per ADS (US$)	2005	High	10.09				
		Low	7.14				
		Average	8.47				
	01/01/2006 - 02/28/2006	High	10.93				
		Low	9.73				
		Average	10.27				

Note 1: TSMC has in aggregate issued 573,544,500 ADSs since 1997, which, if taking into consideration of stock dividend distributed over the period, would amount to 865,347,403 ADSs. As of February 28, 2006, total number of outstanding ADSs was 864,193,749 after 1,153,654 ADSs were redeemed. Stock dividend distributed in 1998, 1999, 2000, 2001, 2002, 2003, 2004 and 2005 was 45%, 23%, 28%, 40% , 10%, 8%, 14.08668% and 4.99971% respectively.

Note 2: All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC.

Note 3: All fees and expenses such as underwriting fees, legal fees, listing fees and other expenses related to issuance of ADSs were borne by TSMC and the selling shareholders, while maintenance expenses such as annual listing fees and accountant fees were borne by TSMC.

06/07/2000 - 06/15/2000	05/14/2001 - 06/11/2001	06/12/2001	11/27/2001	02/07/2002 - 02/08/2002	11/21/2002 - 12/19/2002	07/14/2003 - 07/21/2003	11/14/2003	2005/8/10 - 09/08/2005
NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE	NYSE
1,167,873,850	240,999,660	297,649,640	320,600,000	1,001,650,000	160,097,914	908,514,880	1,077,000,000	1,402,036,500
35.75	20.63	20.63	16.03	16.75	8.73	10.40	10.77	8.6
32,667,800	11,682,000	14,428,000	20,000,000	59,800,000	18,348,000	87,357,200	100,000,000	163,027,500
Cash Offering and TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders (Pursuant to ADR Conversion Sale Program)	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders	TSMC Common Shares from Selling Shareholders
163,339,000	58,410,000	72,140,000	100,000,000	299,000,000	91,740,000	436,786,000	500,000,000	815,137,500
Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders	Same as those of Common Share Holders
Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York	Citibank, N.A. - New York
Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch	Citibank, N.A. - Taipei Branch
144,608,739	156,290,739	170,718,739	259,006,235	318,806,235	369,019,413	485,898,166	585,898,166	864,210,597
(Note 3)	(Note 2)							
See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details	See Deposit Agreement and Custody Agreement for Details

8. Status of Employee Stock Option Plan (ESOP)

8.1 Issuance of Employee Stock Options

ESOP Granted	First Grant	Second Grant	Third Grant
Approval Date by the Securities and Futures Bureau	06/25/2002	06/25/2002	06/25/2002
Issue (Grant) Date	08/22/2002	11/08/2002	03/07/2003
Number of Options Granted	18,909,700	1,085,000	6,489,514
Percentage of Shares Exercisable to Outstanding Common Shares	0.10154%	0.00583%	0.03485%
Option Duration	10 years	10 years	10 years
Source of Option Shares	New Common Share	New Common Share	New Common Share
Vesting Schedule	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%
Shares Exercised	3,935,300	148,883	441,533
Value of Shares Exercised (NT$)	153,616,575	5,687,207	14,228,866
Shares Unexercised	16,056,479	1,206,346	6,727,000
Original Grant Price Per Share (NT$)	53.0	51.0	41.6
Adjusted Exercise Price Per Share (NT$)	38.0	36.7	29.9
Percentage of Shares Unexercised to Outstanding Common Shares	0.06493%	0.00488%	0.02720%
Impact to Shareholders' Equity	Dilution to Shareholders' Equity is limited	Dilution to Shareholders' Equity is limited	Dilution to Shareholders' Equity is limited

8.2 ESOP Granted to Management Team and to Top 10 Employees with an Individual Grant Value over NT$30,000,000

Title	Name	Number of Options Granted (Note 2)	% of Shares Exercisable to Outstanding Common Shares
Chairman	Morris Chang (Note 1)	3,346,972	0.01353%
President & Chief Executive Officer	Rick Tsai (Note 1)		
Senior Vice President	Stephen T. Tso (Note 1)		
Senior Vice President	Kenneth Kin (Note 1)		
Senior Vice President	C. C. Wei (Note 1)		
Senior Vice President	Mark Liu (Note 1)		
Vice President & General Counsel	Richard Thurston (Note 1)		

Note 1: TSMC granted options to certain of its officers (as listed above) as a result of their voluntary selection to exchange part of their profit sharing for stock options in 2003.

Note 2: Number of Options Granted includes the additional shares due to stock dividend distributed in 2004 and 2005.

9. Status of Mergers and Acquisitions

No mergers or acquisitions were consummated in 2005.

10. Corporate Governance

Maintaining the highest standards of corporate governance has been integral to TSMC's core values since its founding. TSMC advocates and acts upon the principles of operational transparency and respect for shareholder rights. We believe that the basis for successful corporate governance is a sound and effective Board of Directors. In line with this principle, TSMC's Board of Directors established an Audit Committee in 2002 and a Compensation Committee in 2003.

During 2005, TSMC received a number of awards in recognition of our corporate governance practices, including the Best Corporate Governance award from *IR Magazine* for the Hong Kong and Taiwan regions and the Best Corporate Governance award from *FinanceAsia* for the Taiwan region. We hold ourselves to world-class standards of integrity and fairness, and we benchmark our transparency and disclosures against some of the best companies in the world.

10.1 Audit Committee

The Audit Committee assists the Board in carrying out its financial oversight responsibilities, which include reviewing the Company's financial reports, the Company's auditing and accounting policies and procedures, and the Company's internal control systems.

As of 12/31/2005

Fourth Grant	Fifth Grant	Sixth Grant	Seventh Grant	Eighth Grant	Ninth Grant
06/25/2002	10/29/2003	10/29/2003	10/29/2003	10/29/2003	01/06/2005
06/06/2003	12/03/2003	02/19/2004	05/11/2004	08/11/2004	05/17/2005
23,090,550	842,900	15,720	11,167,817	135,300	10,742,350
0.12399%	0.00416%	0.00008%	0.05510%	0.00058%	0.04620%
10 years	10 years	10 years	10 years	10 years	10 years
New Common Share	New Common Share	New Common Share	New Common Share	New Common Share	New Common Share
2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%	2nd Year: up to 50% 3rd Year: up to 75% 4th Year: up to 100%
2,392,699	5,279	0	0	0	0
100,732,637	287,706	0	0	0	0
21,665,759	653,761	14,994	10,962,622	131,922	10,339,564
58.5	66.5	63.5	57.5	43.8	54.3
42.1	54.5	52.0	47.0	41.3	51.2
0.08761%	0.00264%	0.00006%	0.04433%	0.00053%	0.04181%
Dilution to Shareholders' Equity is limited	Dilution to Shareholders' Equity is limited	Dilution to Shareholders' Equity is limited	Dilution to Shareholders' Equity is limited	Dilution to Shareholders' Equity is limited	Dilution to Shareholders' Equity is limited

As of 12/31/2005

Exercised				Unexercised			
Shares Exercised	Exercise Price Per Share	Value of Shares Exercised (NT$)	% of Shares Exercised to Outstanding Common Shares	Shares Unexercised	Adjusted Grant Price Per Share	Value of Shares Unexercised (NT$)	% of Shares Unexercised to Outstanding Common Shares
0	0	0	0%	3,346,972	29.9	100,074,463	0.01353%

TSMC's Audit Committee is empowered by its Charter to conduct any study or investigation it deems appropriate to fulfill its responsibilities. It has direct access to TSMC's internal auditors, the Company's independent external auditors, and all employees of the Company. The Committee is authorized to retain and oversee special legal, accounting or other consultants as it deems appropriate to fulfill its mandate.

As of March 2006, the Audit Committee consisted of three members and a consulting financial expert. The three Audit Committee members are all independent directors. The Committee meets at least four times a year. The Audit Committee convened four regular meetings and two special meetings in 2005.

10.2 Compensation Committee

The Compensation Committee assists the Board in discharging its responsibilities related to the compensation and benefit policies, plans and programs of TSMC, and in the evaluation and compensation of TSMC's executives.

As of March 2006, the Compensation Committee was comprised of five members: three independent directors serving as voting members of the Committee, and two non-voting directors. The Compensation Committee convened four regular meetings in 2005.

10.3 Taiwan Corporate Governance Implementation as Required by SFB

Item	Implementation Status	Reason for Non-Implementation
1.Shareholding Structure & Shareholders' Rights		*None*
(1) The way of handling shareholder suggestions or disputes	TSMC has designated relevant departments, such as Investor Relations, Public Relations, Legal, etc., to handle shareholder's suggestions or disputes.	
(2) The Company's possession of major shareholder's list and the list of ultimate owners of these major shareholders	TSMC tracks the shareholdings of directors, supervisors, officers, and shareholders holding more than 10% of the outstanding shares of TSMC.	
(3) Risk Management Mechanism and Fire Wall between the Company and its affiliates	*TSMC has established relevant guidelines in its "Internal Control System" policy and procedures.*	
2. Composition and Responsibilities of the Board of Directors		None
(1) Independent Directors	Sir Peter Leahy Bonfield, Prof. Lester Carl Thurow, and Mr. Stan Shih are independent directors of TSMC.	
(2) Regular evaluation of external auditors' independency	The Audit Committee regularly evaluates the independency of external auditors.	
3. Composition and Responsibilities of Supervisors		None
(1) Independent Supervisor(s)	Prof. Michael E. Porter is an independent supervisor of TSMC.	
(2) Communication channel with employees or shareholders	The employees and managers of relevant departments regularly report and present Company information to the Independent Supervisor; all Supervisors have access to Company employees or managers for information they need.	
4. Communication channel with stakeholders	TSMC designates relevant departments to communicate with stakeholders on a case by case basis.	None
5. Information Disclosure		None
(1) Establishment of corporate website to disclose information regarding the Company's financials, business and corporate governance status)	TSMC discloses information through its website www.tsmc.com. Since TSMC is a foreign private issuer with American Depository Receipts listed on the New York Stock Exchange ("NYSE"), TSMC is subject to various NYSE regulations, one of which requires TSMC *to disclose the significant ways in which its corporate governance practices differ from those fol-*lowed by US domestic companies under NYSE listing standards. You may find such disclosure information at the following web address: http://www.tsmc.com/download/english/e03_governance/NYSE_Section_303A.pdf	
(2) Other information disclosure channels (e.g. English website, appointing responsible people to handle information collection and disclosure, appointing spokesperson, webcasting investors conference)	TSMC has designated relevant departments (e.g. Investor Relations, Public Relations, Legal, etc.) to handle the collection and disclosure of information as required by relevant laws and regulations of Taiwan and other jurisdictions. TSMC has designated spokespersons as required by relevant regulations. TSMC webcasts live investor conferences.	
6. Operations of the Company's audit committee and other committees of the Board of Directors	TSMC's Board of Directors has established an Audit Committee and a Compensation Committee. Please refer to "Corporate Governance" section on page 32-33 of this Annual Report for the details.	None

7. If the Company has established corporate governance policies based on TSE Corporate Governance Best Practice Principles, please describe discrepancy between the policies and their implementation.

For the status of TSMC's corporate governance, please refer to "Corporate Governance" section on page 32-34 of this Annual Report.

8. Other important information to facilitate better understanding of the Company's corporate governance practices (e.g. directors' and supervisors' training records, directors' and supervisors' attendance of the board of director's meetings, the implementation of risk management policies and risk evaluation measures, the implementation of consumers/customers protection policies, the implementation of directors recusing themselves in case of conflicts of interests situations, purchasing insurance for directors and supervisors, and social responsibilities.):

(1) From time to time, TSMC provides to directors and supervisors information concerning regulatory requirements and developments as related to director' and supervisors' activities. TSMC management also regularly present Company's business and other information to directors and supervisors.

(2) The Board convened four regular meetings and one special meeting in 2005. Meeting attendance was as follows:

Name of Directors / Supervisors	Number of Meetings of Board of Directors Attended in 2005
Directors:	
Morris Chang	5
Peter L. Bonfield	5
Lester C. Thurow	3
Stan Shih	5
Jan Lobbezoo	5
Mario Alberto Rivas	5
Chintay Shih	5
F. C. Tseng	5
Rick Tsai	5
Supervisors:	
Michael E. Porter (Note)	0 (Note)
Robbert Brakel	2
Michel Besseau (appointed in June 1, 2005 to replace Robbert Brakel)	2
James C. Ho	4

(3) TSMC conducts risk management and risk evaluation pursuant to the internal policies established in accordance with relevant laws and regulations.

(4) TSMC's directors recuse themselves from voting on matters in which their interests would conflict with TSMC's.

(5) TSMC maintains D&O Insurance for its directors, supervisors, and officers.

(6) TSMC established the "TSMC Education and Culture Foundation" in 1998 to make various societal contributions. Please refer to "Social Responsibility Information" section on page 35 of this Annual Report for the details.

Note: Supervisor Michael E. Porter meets regularly with the Company's management in Taiwan. The management also reports to him periodically in the U.S. on the Company's business operations and financial statements, and seeks his advice on the Company's business strategy from time to time.

11. Social Responsibility Information

11.1 TSMC Education and Culture Foundation

The TSMC Education and Culture Foundation was established to facilitate the Company's dedication to becoming Taiwan's leading corporate citizen. We have been an active sponsor of various educational, cultural and community activities in Taiwan for seven years. Through sponsorship of and engagement in these public activities, the Foundation aims not only to make a contribution to society, but also to share with the public the business philosophies that led to the Company's success.

Commitment to Education

TSMC is committed to supporting education and cultivating future leaders. We work closely with leading universities on a wide-ranging program of scholarships, chair professor positions, academic activities and lecture series. In 2005, the Foundation donated NT$120 million to the prestigious National Taiwan University to build a new research center for the chemistry department. The research center will be dedicated to cutting-edge chemistry and materials science research and to basic science education.

TSMC is also committed to promote research and innovation through donations to leading international educational institutions. In 2005, we completed a three-year US$1,000,000 sponsorship to Stanford University's Nanocharacterization Laboratory. In addition, TSMC donated US$500,000 to MIT Sloan School of business for the project of a new building complex.

Sponsorship of Art Events and Aesthetic Education

In 2005, the Foundation sponsored various performances and art events, ranging from concerts and drama to fine art exhibitions. Our sponsorship culminated with the TSMC Concert by the Berliner Philharmoniker, its first performance in Taiwan. The event generated significant publicity and was enjoyed by well over 30,000 people, including those who attended the outdoor broadcast. The Foundation also made special arrangements to enable over 300 schoolchildren from the Hsinchu area to sit in on the orchestra's rehearsal, introducing them to classical music at an early age.

Contribution to Local Communities

The Foundation has long been an avid supporter of fine arts. In 2005, we considerably expanded the scope of the third annual "TSMC Art Festival". The venue for the events was extended from Hsinchu to Tainan. The concert for the opening night of the 2005 program was organized as a charity event and a total of NT$1.38 million was raised for the education of underprivileged aboriginal children of the typhoon victims in Hsinchu County. TSMC also donated a new Steinway piano to Hsinchu City Concert Hall. During the two-month Art Festival, the Foundation arranged a total of 29 different activities, including concerts, traditional operas, lectures, and family-oriented activities. The Festival attracted over 10,000 people from the local communities.

Dedication to the Employee Volunteer Program

The TSMC Education and Culture Foundation has encouraged over 200 employees and family members to join the volunteer program to make contributions to society through personal participation. For three consecutive years, members of the group have served as volunteer weekend curators at the National Museum of Natural Science, Taichung. The TSMC volunteer group has served more than 200,000 visitors to date and has been recognized as an "Outstanding Volunteer Team" by the National Museum. In addition, the Foundation established a "TSMC Book Reading Volunteer Program," now in its second consecutive year, where over 50 employees and their family members read stories to elementary school children in remote Hsinchu townships. This program hopes to open a window of knowledge for these resource-deprived children through the power of reading.

11.2 Other Social Issues

Health and Safety Performance

TSMC is committed to achieving the highest standards of wellness and safety for all employees. In the area of wellness, TSMC offers comprehensive wellness care and employee assistance programs at all of our operating sites. Employees have access to on-site clinics, 24-hour nursing service, annual physical exams, women's health services, cancer screening, on-site fitness facilities and programs, weight management services, and various health awareness programs. Employees also have access to stress management programs, counseling services, and other employee assistance programs.

Policies and Procedures Relating to Environmental, Safety and Health Regulations

TSMC believes its environmental, safety and health (ESH) practices should not only meet the relevant local legal requirements, but also benchmark recognized international practices. The Company's goals are to prevent pollution, efficiently use all resources, prevent incidents, improve employees' safety and health, protect property, and establish a work environment that promotes the well-being of our employees and of the communities in which we operate. In 2005, TSMC continued its efforts on projects involving Environmental Accounting, Product Life Cycle Assessment, Green Procurement, Greenhouse Gas Inventory, Contractor Management, Employees' Health and Avian Influenza Prevention Promotion.

TSMC actively incorporates risk management concepts in the design and construction of new buildings, the evaluation of ESH requirements for new processes and for new chemicals in process development. In order to minimize potential operational losses, the Company regularly evaluates and enhances electrical and seismic protection during installation of tools and equipment, thus reducing the risk of interruption of operations.

Equal Opportunity Employment

TSMC believes in equal opportunity employment and values the diversity our staff contributes toward our corporate culture and our spirit of innovation. Recruitment is conducted via open selection and is based on the candidate's ability to fulfill the needs of each position, regardless of race, gender, age, religion, nationality, or political affiliation.

Supplier Selection Process and Criteria Regarding Social and Environmental Issues

In 2005, TSMC continued to execute a green procurement procedure for requesting raw material suppliers to officially declare that the raw materials they will supply to TSMC do not contain any prohibited substances, so as to ensure that the products made by us fully comply with customers' requirements and the legal requirements of the European Union's RoHS (Restriction of Hazardous Substances).

Social and Environmental Impacts of TSMC's Outsourced Operations and Contractors

TSMC has promoted a "Responsible Care Program" to assist contractors to enhance their companies' Environmental, Safety and Health (ESH) management systems. TSMC collects input from contractors and communicates our expectations on ESH performance to our contractors annually.

Social and Environmental Impacts of TSMC's Suppliers

TSMC has conducted a "Product Life Cycle Assessment" (Product LCA) for all 6-inch and 8-inch processes, as well as one 12-inch wafer process. The Product LCA evaluated the environmental impact of these processes, collecting and analyzing data from the entire chip manufacturing chain, from raw materials suppliers to finished products, including statistics for such items as energy, raw materials consumption, and generation of pollutants. The Product LCA study established an eco-profile and environmental loading values for chip manufacturing. These can be provided to TSMC's customers upon request.



OPERATIONAL HIGHLIGHTS

1. Business Activities

1.1 Business Scope

TSMC excels in all aspects of its business. This excellence includes semiconductor process technology research and development, wafer manufacturing, logistics management, capacity utilization, customer service, as well as a wide range of support services including design services, mask manufacturing, wafer probing, in-house bumping and testing. The essence of our foundry business is the success of our customers. TSMC continually strives to provide the overall best value to its customers.

1.2 Customer Applications

Over the past 19 years, more than 500 customers worldwide have relied on TSMC to manufacture chips used across the entire spectrum of electronic applications. A far from exhaustive list of applications includes computers and peripherals, information appliances, wired and wireless communications systems, automotive and industrial equipment, as well as consumer electronics such as DVDs, digital TVs, game consoles, and digital still cameras (DSCs).

The rapid evolution of end products drives our customers to utilize TSMC's innovative technologies and services, while at the same time spurring TSMC's own technology development. As always, success depends on leading rather than following industry trends.

1.3 Net Sales over the Last Two Years

Unit: Shipments (8-inch equivalent wafers) / Amount (NT$ thousands)

		2005		2004	
		Shipments	Amount	Shipments	Amount
Wafer	Domestic	991,870	26,895,512	1,012,161	33,226,052
	Export	4,356,434	204,286,181	3,781,577	192,108,136
Package	Domestic	137	10,808	110	12,135
	Export	273,546	14,366,355	213,568	12,749,599
Other	Domestic	14,601	2,103,030	13,497	1,891,630
	Export	40,128	16,926,478	39,298	16,004,875
Total	Domestic	1,006,608	29,009,350	1,025,768	35,129,817
	Export	4,670,108	235,579,014	4,034,443	220,862,610

1.4 Production over the Last Two Years

Unit:Capacity / Output (8-inch equivalent wafers) / Amount (NT$ thousands)

Wafers			
Year	Capacity	Output	Amount
2005	5,954,600	5,451,384	138,182,812
2004	4,787,523	4,799,657	127,840,620

2. Customers

We count among our customers many of the world's leading semiconductor companies, ranging from fabless semiconductor companies such as Altera Corporation, ATI Technologies Inc., Broadcom Corporation, Marvell Semiconductor Inc., nVIDIA Corporation, Qualcomm Inc., and VIA Technologies Inc., to integrated device manufacturing companies such as Analog Devices, Inc., Freescale Semiconductor Inc., and Philips, to systems companies. Revenue from ATI Technologies Inc. amounted to over 10% of our revenue in 2005. In comparison, no single customer accounted for more than 10% of our revenue in 2004.



2.1 Customer Service

TSMC is committed to providing the best services to our customers and believes that customer service is critical to enhancing customer loyalty. In turn, customer loyalty leads to higher levels of customer retention and to expansion of business relationships. TSMC's goal is to maintain its position as the most advanced and largest provider of semiconductor manufacturing technology and foundry services. TSMC believes that achieving this goal will help retain existing customers, attract new customers, and strengthen existing partnership relationships.

To facilitate customer interaction and information access on a real-time basis, TSMC has established a wide range of web-based services covering applications in design, engineering, and logistic collaborations. They are collectively branded as *eFoundry*[sm].

2.2 Customer Satisfaction

TSMC conducts regular surveys and reviews to ensure that customers' needs and wants are being adequately addressed. Continual improvement plans supplemented by customer feedback are an integral part of this business process.

2.3 Market Expansion/Penetration

TSMC continues to diversify its customer base while supporting the growth of our existing customers. TSMC engaged more than 50 new customers in 2005. TSMC's customers also gained market share, notably in a number of end applications in computers, wired communications, wireless communications and consumer electronics.

3. Raw Material Supply

Major Materials	Major Suppliers	Market Status	Procurement Strategy
Raw Wafers	F.K.S. MEMC S.E.H. Siltronic SUMCO	These five suppliers provide over 85% of the world's wafer supply on a combined basis. Each supplier has multiple manufacturing sites in order to meet customer demands, including plants in the North America, Asia, and Europe.	TSMC's suppliers of silicon wafers are required to pass stringent quality certification procedures. TSMC procures wafers from multiple sources to ensure adequate supplies for volume manufacturing and to appropriately manage supply risk. TSMC maintains competitive price and service agreements with its wafer suppliers, and when necessary enters into strategic and collaborative agreements with key suppliers. TSMC regularly reviews the quality, delivery, cost and service performance of its wafer suppliers. The results of these reviews are incorporated in TSMC's subsequent purchasing decisions. A periodic audit of each wafer supplier's quality assurance systems ensures that TSMC can maintain the highest quality for its own products.
Chemicals	BASF Tai-Young High Tech (TYS)	These two companies are the major suppliers for bulk chemical.	Both suppliers have relocated many of their operations closer to TSMC's major manufacturing facilities, therefore improving the procurement logistics significantly. The suppliers' products are reviewed regularly to ensure that TSMC's specifications are met and product quality is satisfactory.

(Continued)

Major Materials	Major Suppliers	Market Status	Procurement Strategy
Photoresist	AZ Shin-Etsu Chemical Sumitomo T.O.K.	These four companies are the major suppliers for photoresist.	TSMC works closely with its suppliers to ensure that they have adequate production lead-time to supply the required products to TSMC. TSMC conducts periodic audits of the suppliers' quality assurance systems to ensure that they meet TSMC's standards.
Gases	Air Liquide Air Products BOC Taiyo Toyo Sanso	These four companies are the major suppliers for specialty gas. The products of these four suppliers are interchangeable.	Majority of the four suppliers are located in different geographic locations therefore minimizing the supply risk to TSMC. TSMC has long-term contracts with these suppliers to ensure supply stability and service quality. In addition, the availability of other domestic suppliers also enables TSMC to secure better purchase terms for the gases. TSMC conducts periodic audits of the suppliers' quality assurance systems to ensure that they meet TSMC's standards.

4. Employees

Attracting and retaining the right talent is one of the key objectives of TSMC's human resources strategy. TSMC's workforce totaled 19,642 at the end of 2005, representing an increase of 5.6% versus the end of 2004. TSMC recruited 92 managers, 1,250 professionals and 1,771 technicians during the year. By the end of February 2006, TSMC's total workforce reached 19,810.

At the end of 2005, the Company employed a total of 2,012 managers and 7,145 professionals. Of the 2,012 managers, 12.3% were female. Non-Taiwanese nationals made up 3.0% of TSMC's workforce at the managerial and professional levels. By the end of February 2006, there were 2,042 managers and 7,336 professionals.

Among TSMC's staff, 2.4% hold PhD's degrees, 27.8% hold Master's degrees, 18.3% hold university Bachelor's degrees, 23.0% hold other college degrees, and 28.4% have high school diplomas.

The following tables summarize TSMC's workforce structure.

TSMC Workforce Structure by Job Title

	12/31/2004	12/31/2005	02/28/2006
Manager	1,853	2,012	2,042
Professional	6,671	7,145	7,336
Assistant Engineer/ Clerical	754	684	678
Technician	9,319	9,801	9,754
Total	18,597	19,642	19,810

TSMC Workforce Structure by Gender, Age and Years Served

		12/31/2004	12/31/2005	02/28/2006
Gender	Male	45.4%	45.7%	46.2%
	Female	54.6%	54.3%	53.8%
Average Age		30.3	31.0	31.1
Average Years of Service		4.6	5.1	5.1

4.1 Human Capital

TSMC strives to create an environment that provides employees with favorable workplace conditions, personal challenges, and career development support. TSMC believes a positive work environment promotes innovation. TSMC also encourages the development of professional know-how, a positive attitude, affirmative values, honest and ethical behavior and a genuine commitment on the part of employees to succeed as a member of the TSMC team. Between January 1, 2005 and February 28, 2006, there were no labor disputes that resulted in financial losses to the Company.

4.2 People Development

Continuous learning is the cornerstone of TSMC's employee development strategy. TSMC provides employees with a wide range of technical, professional and management training programs, and promotes "On-the-Job Training" (OJT) initiatives for new employees. The Performance Management and Development (PMD) system and the Individual Development Plan (IDP) program are effective platforms to enhance organizational learning in the area of employees' personal development as well as serving the Company's business needs. In 2005, TSMC's achievement in people development was once again recognized by the Council of Labor Affairs, ROC, which awarded the Company the Prize for Innovation in Human Resource Development.

4.3 Employee Satisfaction

TSMC is committed to fostering a dynamic and fun work environment. In line with this commitment, a number of ongoing programs have been launched to enhance employee motivation, promote employee welfare, and facilitate communication between the Company and its employees. These programs include:

- Employee Welfare: TSMC offers employees a number of welfare-enhancing programs and benefits, such as flexible work hours, paid holidays, and activities, including TSMC Sports Day, Family Day, the Engineer Festival, and TSMC Social Club activities.
- Talent Development: TSMC has designed and implemented a number of people development initiatives. These initiatives include Manager Training Roadmap (including New Manager Program, Experienced Management Program, and Senior Manager Program), Talent Management Program, Engineer Training Roadmap, and Personal Effectiveness Training.

- Recognition Culture: Various programs are in place to recognize employees' contributions in different functions. In addition to TSMC's own internal Employee Role Model awards, employees are encouraged to participate in certain external award competitions, such as the Outstanding Young Engineer award, the Top 10 National Outstanding Manager award and the Labor Model award.
- Open Communications: The Company conducts regular communication meetings with employees. TSMC publishes a Manager Communications Kit and a bimonthly *Silicon Garden Magazine* as engagement media for employees and their families. Employees can also submit their suggestions to the Company via various channels, such as the Employee Suggestion Box and Employee Voice Collection Network.

TSMC conducts an annual Employee Satisfaction Survey to measure the involvement and engagement of employees at various levels. As an indicator of employee satisfaction, TSMC received several prestigious awards in 2005. TSMC was ranked No. 1 among the Top 10 Taiwan Companies Most Concerned for Employee Welfare by *Business Today Magazine*. In addition, TSMC received an award for Corporate Social Responsibility from *Globalviews Magazine*.

4.4 Compensation

The Company's compensation program consists of cash compensation and profit sharing. Cash compensation includes monthly salary, a quarterly variable incentive bonus and an annual variable incentive bonus. The profit sharing program consists of cash and stocks. The Company appropriates a certain percentage of earnings available to common stockholders for distribution to employees under the profit sharing program. The purpose of this distribution is threefold: to reward employees' contributions appropriately; to encourage employees to work consistently to ensure the success of the Company; and to link employees' interests with those of TSMC's shareholders. The amount and form of the distribution are determined by the Board of Directors based on the Compensation Committee's recommendation and are subject to shareholders' approval at the Annual General Meeting. Individual awards are based on each employee's job responsibility, contribution and performance.

In addition to providing employees of overseas subsidiaries with a locally competitive base salary, the Company grants short-term and long-term bonuses as part of total compensation. The performance bonus is a short-term incentive and is granted in line with local regulations, market practices and the overall operating performance of each subsidiary. The long-term incentive bonus is paid based on overall TSMC financial performance and is vested over the course of several years in order to encourage long-term employee commitment and growth within the Company.

4.5 Retirement Policy

TSMC retirement policy is in accordance with the provisions in Labor Standards Law and Labor Pension Act.

5. Innovation

5.1 R&D Organization and Investment

TSMC increased its R&D investment and expanded its world-class R&D organization in 2005 to provide best-in-class semiconductor technology and design solutions to our customers. R&D expenditure reached NT$13.4 billion, while R&D staff grew by 21.3% during the same period. TSMC also strengthened the capabilities and expanded the capacity of our 300mm R&D pilot line for advanced process development in 2005. This expansion served to accommodate our growing R&D development activities which support the business growth of TSMC's customers.

In 2005, TSMC continued to accelerate the development of transistor, memory, and interconnect technologies. We also expanded our external R&D partnership and alliance activities with tool and materials vendors, IMEC, and the ASIC/SoC technology alliance of Freescale, Philips, and STMicroelectronics. In 2005, TSMC and Freescale jointly developed cutting-edge 90nm SOI technology, and established the infrastructure of SOI design. TSMC and Freescale also continued to cooperate on 65nm SOI technology development. In addition, TSMC strengthened its collaborative research effort with key partners for design-process co-optimization, which enables the best technology and design solutions for product success in the complex and challenging nanometer era. Since 2001, TSMC has been funding nanotechnology researches at major universities worldwide to enable and promote innovation and the advancement of technology.

R&D Expenditures (Amount: NT$ thousands)


2004
12,516,434
2005
13,395,801
01/01/2006~02/28/2006
2,324,274

5.2 R&D Accomplishments in 2005

Demonstrating our commitment to innovation, TSMC was granted 437 US patents and 331 ROC patents in 2005. TSMC has a rich and strong patent portfolio, as well as a significant base of other intellectual property thanks to a growing number of key patent disclosures and patents granted in recent years. Our intellectual property is one key to maintaining our technology leadership and technology independence, including generating royalty revenue, and providing advantage during technology joint development and cross-licensing.

TSMC has pioneered the development of immersion lithography and worked closely with tool partners to set up the infrastructure that enables the readiness of prototyping and production of immersion tools. Immersion technology should extend the resolution capability of conventional 193nm imaging tools down to the 32nm technology node, without having to rely on expensive and high-risk 157nm alternatives. In 2005, TSMC demonstrated the manufacturing feasibility of 193nm immersion lithography using state-of-the-art 65nm process, continuing our record of breakthroughs in immersion technology.

TSMC continued to advance our platform technologies and large-diameter wafer manufacturing technologies. In 2005, TSMC continued to ramp up the production of our 12-inch 90nm CMOS logic process, featuring advanced Cu/low-k interconnects, and achieved a record-breaking defect density reduction rate. TSMC also developed the baseline process of a 65nm CMOS logic platform featuring a gate length in the range of 35-45nm, and provided prototyping services to a number of early 65nm customers. In addition, TSMC started the development of 45nm CMOS logic platform and entered the path-finding stage of 32nm technology development.

TSMC continued to invest in long-term and high-payoff exploratory research activities such as strained-Si, ultra low-k dielectric, high-k gate dielectric, metal gate, nano device, SOI technology, MRAM, and advanced RFIC technologies. In 2005, we demonstrated 5nm nanowire devices, functional 1Mb MRAM devices, and innovative strained-Si techniques on both bulk silicon and SOI substrates. This exploratory work paves the way for semiconductor technology advancement, while at the same time strengthening TSMC's intellectual property position.

5.3 Spectrum of New Technologies

In addition to the highlights noted above, TSMC continues to introduce a rich mix of new technologies:

Mixed-Signal / Radio Frequency Technology

TSMC developed key elements of mixed signal/radio frequency (MS/RF) applications at the 90nm and 65nm device scale. These elements include a 2.0fF/μm^2 high-density MIM (metal-insulator-metal) capacitor, a high-gain MOS for analog applications, and a K-MOM (kaleidoscopic metal-over-metal) featuring a much improved mismatch compared with traditional MOMs.

Silicon Germanium BiCMOS Technology

TSMC developed and entered into mass production a 0.18μm SiGe BiCMOS technology. This technology enables high performance power amplifier applications and provides an integrated solution that is more cost effective compared to GaAs technology.

0.13μm CMOS Image Sensor Technology

Following the successful volume production of our 0.18μm 3T CMOS image sensors, TSMC developed and qualified a high performance 0.13μm 4T CMOS image sensor process. This new process aims at small pixel-size, high-resolution (>3 Megapixel) and high-performance pixel arrays for high-end imaging applications. This new process is fully compatible with TSMC's 0.13μm CMOS logic and embedded memory processes, enabling System-On-Chip (SoC) platforms for consumer and industrial applications in mobile phones, DSCs, security sensors and other image sensor markets.

Embedded High Density Memory Technology

TSMC saw strong demand for embedded high-density memory from customers who need a SoC solution for handheld devices, games, DSCs, HDDs and communication applications. In 2005, TSMC's 90nm 1T-MIM featuring a 0.21μm^2 MIM capacitor with high-k dielectric demonstrated high yield in a 32Mb memory array and has been qualified. Its cell size is only one-fifth of the most aggressive 6T-SRAM at the 90nm technology node. Volume production will commence in the first half of 2006.

Flash / Embedded Flash Technology

TSMC is developing embedded Flash memory technologies for the automotive industry. Excellent endurance and high-temperature data retention were demonstrated on an 8Mb IP. TSMC is also working with key customers on 0.13μm embedded Flash technology intended for wireless communication products. Early reliability results are encouraging. The 90nm embedded Flash technology is under development. TSMC is also developing programmable connectors intended for high voltage electronics.

Mask Technology

Mask technology is an integral part of advanced lithography. TSMC has proprietary resolution-enhancement techniques that are closely optimized with our in-house mask-making technology, including optical proximity correction, phase-shift, and other resolution-assist mask features. In 2005, we established fast Lithography Process Check technology, which is a critical element of Design for Manufacturing. TSMC mask facilities feature state-of-the-art E-beam mask writers, etchers, and inspection and repair tools for both R&D and production use. TSMC's strength in mask technology R&D and production provides significant benefits to our customers in terms of technical excellence, quality, fast cycle times, and one-stop service. In 2005, the Company successfully developed high-quality, cost-effective 65nm mask-making technology for production, X-metal mask technology, as well as mask technology for the 45nm generation. The Company also developed metrology using e-beam, scatterometry, and electrical techniques to support wafer lithography and mask making.

Design Services

TSMC in June 2005 announced Reference Flow 6.0, which addresses several key issues for chip designs based on advanced process technology. With it, TSMC continued to set foundry industry standards in providing solutions for advanced design methodologies. Having launched the industry's first multiple-Vt library, TSMC added, during 2005, more advanced features such as back-bias and design-for-manufacturing (DFM) compliance layouts in order to address today's top design challenges, including power management and DFM. Two new process-based DFM toolkits, Yield Plus and Yield Pro, allow designers to build on their best efforts, to generate even greater returns to the bottom line. Based on a wealth of accumulated process data, the new DFM Toolkits drive TSMC process-specific capabilities into electronic design automation (EDA) tools from key suppliers, and include a number of unique TSMC-provided services.

5.4 R&D Plans for 2006

Moving forward, TSMC intends to focus on qualification and production of the Nexsys[sm] 65nm logic/mixed signal technology platforms as well as development of a 45nm logic platform. In addition, intense effort will also be devoted to qualify the 65nm node with superior transistor performance featuring a strong strained Si process, in both bulk and SOI.

Other development projects include but are not limited to: 65nm mixed signal/RF for communication applications; 0.13μm embedded Flash IP development; 0.11μm 4T CMOS image sensor technology; 0.18μm high-voltage process modules; as well as low-power, low-cost, customized SiGe RF BiCMOS technologies.

We plan to maintain our long-term technology lead over competitors in the foundry industry through a strong exploratory technology research program. The exploratory research team plans to focus on 32nm, 22nm nodes and beyond. Exploratory work should continue on new transistors and process technologies such as 3D structures, MRAM, strained-layer CMOS and novel SoC features. Study of the fundamental physics of nanometer CMOS transistors was initiated to improve the understanding and to guide the design of the transistors at advanced nodes. The findings of this study will be evaluated and applied to 32nm and 22nm nodes. One of TSMC's goals is to extend Moore's law through innovative in-house work, as well as by collaborating with industry leaders and academia to push the envelope in finding cost-effective technology and manufacturing solutions.

TSMC plans to continue working closely with international consortia and photolithography equipment suppliers to ensure the timely development of 193nm high NA scanner technology, liquid immersion lithography, and massively parallel E-Beam direct write and EUV scanner technologies. These technologies will support process development at the 45nm node and beyond. TSMC will also continue to collaborate with mask inspection equipment suppliers to develop aerial image inspection techniques. This should help to ensure that we can maintain our leadership position in mask quality and cycle time, and continue to meet aggressive R&D, prototyping and production requirements.

TSMC will continue to invest heavily to expand its R&D capabilities. With a highly competent and dedicated R&D team and unwavering commitment to innovation, we are confident of our ability to deliver the best and most cost-effective SoC technologies for our customers and to support our business growth.

6. Efficiency

Yield Management

Fast yield ramp for new products is a crucial element to TSMC's success. The Company has developed a comprehensive technology transfer methodology extending from R&D to production in order to shorten the new technology learning curve. In 2005, the Company delivered a significant breakthrough on 90nm ramp-up by shortening 40% yield learning curve in comparison with that of last generation 0.13um.

Delivery Management

TSMC also has a proven record of providing customers with consistent on-time delivery. To become even more responsive to customers' need for flexibility in delivery, TSMC has re-engineered its demand fulfillment system and has developed a state-of-the-art manufacturing scheduling system that will further enhance the accuracy of deliveries.

Cycle Time Management

One key to our customer's business success is TSMC's ability to deliver products with short demand fulfillment cycle times. To achieve this for our customers, TSMC has developed a sophisticated manufacturing scheduling and dispatching system, as well as employing effective lean manufacturing approaches.

Flexible Manufacturing Management

Flexible manufacturing is a crucial element that addresses the current unpredictability of demand forecast. TSMC's ability to meet unanticipated customer demand surges is due, in large part, to our cluster Fab capability as well as extensive know-how in performance matching for both tools and Fabs.

Knowledge Management

TSMC has built the industry's leading, state-of-the-art knowledge management system, as well as the Best Known Method (BKM) system. TSMC maintains a vast repository system for key knowledge. This database also features a sophisticated expert system that embeds the captured knowledge into TSMC's engineering system.

Inventory Management

TSMC made continual improvements in materials and inventory management in 2005. Demand and supply information from the Materials Management division and other related departments was integrated using a system of weekly updates and reports. The system is intended to improve the Company's responsiveness to wafer demand forecasts. The speed and accuracy of TSMC's response has been improved through real-time demand information sharing. This ensures that the Company can continue to appropriately respond to ever-changing industry conditions.

7. Quality

TSMC is committed to providing customers with the best quality wafers for their products. Our Quality and Reliability (Q&R) services champion the partnership between customers and the entire TSMC organization to achieve "quality-on-demand". The goal of quality-on-demand is to fulfill customers' needs regarding time to market and market competition, over a broad range of products. In 2005, TSMC consistently delivered excellent wafer yields and defect density rates despite a dynamic increase in demand from customers.

In the design stage, Q&R technical services assist customers to design-in their product reliability requirements. Q&R also works with R&D on process development in order to assure reliability performance, not only for a variety of circuit devices, but also for different types of IC packages. Systems have been deployed by Q&R to ensure robust quality in managing production dynamics as the Company meets customers' business requirements. To sustain production quality and minimize risks to customers when deviations occur, manufacturing quality monitoring and event management span all critical stages, from raw material supply, mask making, and real-time in-process monitoring, to wafer sort and assembly and customer field quality performance. Leading-edge, fast-turn-around failure analysis techniques are also used in every instance, from process development to customer production issues.

TSMC Q&R is also responsible for leading the company towards the ultimate goal of zero defect production, using continuous improvement programs. Periodic customer feedback indicates that products shipped from TSMC have consistently met or exceeded their field quality requirements in the marketplace. Also, in 2005, TSMC's conformance to the ISO/TS 16949 requirements for the fourth consecutive year confirms that TSMC meets the automotive industry's stringent quality requirements.

8. Environmental Protection

PFC Emissions and Air Quality Control

TSMC endorsed a Memorandum of Understanding (MOU) between the Taiwan Semiconductor Industrial Association (TSIA) and the ROC-Environmental Protection Administration (EPA), whereby TSMC is committed to reducing perfluorinated compound (PFC) emissions to 10% below the average of 1997 and 1999 by 2010. To achieve this reduction target, TSMC has begun evaluating and implementing project steps, including process optimization, chemical replacement and abatement. Moreover, TSMC tightly controls the emission of volatile organic compounds, acid gases, and alkali gases in compliance with regulations.

Water Consumption and Conservation

To improve our water recovery rate and reduce water consumption, TSMC has focused on developing reclamation technologies. In 2005, TSMC successfully launched the copper CMP wastewater reclamation system to reduce water consumption.

Energy Consumption and Conservation

TSMC continuously seeks to conserve energy in order to reduce the emission of carbon dioxide. Major energy conservation accomplishments include adopting inverters in air conditioning, exhaust, and process water systems, which helps control power output to save energy.

Waste Disposal and Land Contamination

Recycling is the first priority for TSMC in treating waste. Industrial waste that cannot be reused or recycled is either incinerated or sent to designated landfills. TSMC's waste solvents and sludge (CaF_2) were reused by cement plants as complementary fuel and raw material. Waste sulfuric acid, copper sulfate and phosphoric acid were recycled for downgraded industrial use. Furthermore, based on the monitoring results of soil and groundwater, all TSMC's fab sites are free from contamination, according to the standards set by the Soil and Groundwater Pollution Remediation Act of the EPA.

Environmental Performance

Since 2001, the Dow Jones Sustainability Index (DJSI) has listed TSMC in annual recognition of its exceptional achievements in corporate sustainability every year.

TSMC has also made significant efforts with its ESH improvement programs. Two national awards were received in 2005: the National Award for Outstanding Achievements in Industrial Waste Disposal and Resources Reduction and Recycling from the EPA, and the Water Conservation Outstanding Performance Awards from the Water Resources Agency.

Environmental Compliance Record

There were no environmental penalties or fines in 2005.

9. Important Contracts

Technology Cooperation Agreement

Term of Agreement:	1997 - 2008
Contracting Party:	Koninklijke Philips Electronics N.V. (Philips)
Summary:	TSMC is obliged to pay to Philips fixed amounts of license fees for third party patent cross licenses obtained through Philips. TSMC and Philips have agreed to cross license the patents owned by each party.

Manufacturing Agreement

Term of Agreement:	02/16/1996 - 12/31/2005, automatically renewed for one year terms, unless terminated with a six-month prior written notice by TSMC
Contracting Party:	WaferTech, LLC (WaferTech)
Summary:	TSMC has the right to purchase the entire installed capacity of WaferTech during the production period.

Shareholders Agreement

Term of Agreement:	Effective as of 03/30/1999 and may be terminated as provided in the agreement
Contracting Parties:	Koninklijke Philips Electronics N.V. (Philips) and EDB Investments Pte Ltd. (EDBI)
Summary:	TSMC, Philips and EDBI agreed to form a joint venture "Systems on Silicon Manufacturing Company Pte Ltd." (SSMC) to build an IC foundry in Singapore. TSMC holds 32% of the shares. Philips and TSMC are committed to purchasing a certain percentage of SSMC's capacity.

Technology Cooperation Agreement

Term of Agreement: 03/30/1999 - 03/29/2009

Contracting Party: Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)

Summary: TSMC agreed to transfer certain of its process technologies to SSMC, and SSMC agreed to pay TSMC a certain percentage of the net selling prices of SSMC products.

Patent License Agreement

Term of Agreement: 10/26/2001 - 12/31/2006

Contracting Party: A multinational company

Summary: The parties entered into cross license arrangements for certain semiconductor patents. TSMC pays license fees to the said company.

Foundry Related Agreements

Term of Agreement: 1995 - 2006

Contracting Parties: Several multinational companies

Summary: TSMC guarantees a pre-determined capacity for a set number of years to customers. In return, customers deposit a certain amount of money with TSMC.

Manufacturing Agreement

Term of Agreement: 04/01/2004 - 03/31/2006, automatically renewable for successive one year terms until both parties decide otherwise by mutual consent in writing

Contracting Party: Vanguard International Semiconductor Corporation (VIS)

Summary: VIS reserves its certain capacity to manufacture certain TSMC products at terms as agreed by the parties. TSMC agreed to transfer certain technology to VIS and to receive compensation from VIS in the form of royalty payments.

Patent License Agreement

Term of Agreement: 11/01/2002 - 10/31/2012

Contracting Party: A multinational company

Summary: The parties entered into cross license arrangements for certain semiconductor patents. TSMC pays license fees to the said company.

Patent License Agreement

Term of Agreement: 07/01/2002 - 6/30/2009

Contracting Party: A multinational company

Summary: The parties entered into cross license arrangements for certain semiconductor patents. TSMC pays license fees to the said company.

Patent License Agreement

Term of Agreement: 01/01/2001 - 12/31/2011

Contracting Party: A multinational company

Summary: The parties entered into cross license arrangements for certain semiconductor patents. TSMC pays license fees to the said company.

Amended and Restated Joint Technology Cooperation Agreement

Term of Agreement: 07/16/2001 - 12/31/2005

Contracting Parties: STMicroelectronics N.V., Philips Semiconductors International B.V., Freescale Semiconductor, Inc.

Summary: The parties entered into a joint technology cooperation arrangement for the development of certain high-performance and advanced semiconductor technologies.

Technology Development and License Agreement

Term of Agreement: 12/04/2003 - 12/03/2007

Contracting Party: Freescale Semiconductor, Inc.

Summary: The parties agreed jointly to develop certain advanced SOI process technologies and to cross license related intellectual property rights.

Settlement Agreement

Term of Agreement: 01/30/2005 - 12/31/2010

Contracting Party: Semiconductor Manufacturing International Corp. (SMIC) and certain of its subsidiaries

Summary: The parties settled their patent infringement and trade secret misappropriation disputes, wherein SMIC agreed to pay TSMC US$175 million over six years.

Patent License Agreement

Term of Agreement: 2005 - End of patent terms

Contracting Party: Industrial Technology Research Institute (ITRI)

Summary: The parties entered into an exclusive license arrangement for certain semiconductor related patents, wherein TSMC pays license fees to ITRI for such license rights.



FINANCING PLANS AND IMPLEMENTATION

Corporate Bond

1. Financing Plans

Source of Fund

Issuance	Issue Date	Tenor	Coupon Rate	Outstanding
Corporate Bond	01/10/2002 - 01/24/2002	Tranche A: 5 years Tranche B: 7 years Tranche C: 10 years	Tranche A: 2.60% p.a. Tranche B: 2.75% p.a. Tranche C: 3.00% p.a.	Tranche A: NT$ 2.5 billion Tranche B: NT$ 8.0 billion Tranche C: NT$ 4.5 billion

Use of Fund

Project	Expansion Plan	
	Fund Used From 2002 To 2005 (NT$ thousands)	Future Fund Use (NT$ thousands)
The proceeds of the bond finance a part of Fab 14 whose total investment is expected to reach NT$77.63 billion.	55,650,060	21,979,940

Approved by the Securities and Futures Commission and disclosed on the Taiwan Stock Exchange Market Observation Post System on December 17, 2001.

2. Status of Implementation and Benefits

Project commenced in 2002 and monthly capacity was approximately 20,000 12-inch wafers at the end of 2005.




FINANCIAL STATUS, OPERATING RESULTS, AND RISK MANAGEMENT

1. Financial Position

Unit: NT$ thousands

Item	2005	2004	Difference	%
Current Assets	197,562,416	173,667,311	23,895,105	14
Fixed Assets	214,145,633	227,976,400	(13,830,767)	-6
Other Assets	15,172,165	12,616,636	2,555,529	20
Total Assets	507,539,815	487,553,210	19,986,605	4
Current Liabilities	32,184,415	60,638,852	(28,454,437)	-47
Long-term Liabilities	29,725,051	27,949,059	1,775,992	6
Total Liabilities	61,909,466	88,587,911	(26,678,445)	-30
Capital Stock	247,300,246	232,519,637	14,780,609	6
Capital Surplus	57,117,886	56,537,259	580,627	1
Retained Earnings	142,771,034	113,730,016	29,041,018	26
Total Shareholders' Equity	445,630,349	398,965,299	46,665,050	12

1.1 Analysis of Deviation over 20%

- The increase in other assets was mainly due to an increase of deferred tax assets for new equipment tax credits.
- The decrease in current liabilities was primarily due to a decrease in equipment payables and a repayment of corporate bonds.
- The increase in retained earnings was due to the operating results in 2005, partially offset by 2004 earnings distribution.

1.2 Major Impact on Financial Position

There was no significant impact on financial position.

1.3 Future Plan on Financial Position: Not Applicable

2. Operating Results

Unit: NT$ thousands

Item	2005	2004	Difference	%
Gross Sales	270,315,064	260,726,896	9,588,168	4
Sales Returns and Allowances	(5,726,700)	(4,734,469)	(992,231)	21
Net Sales	264,588,364	255,992,427	8,595,937	3
Cost of Sales	149,344,315	145,831,843	3,512,472	2
Gross Profit	115,244,049	110,160,584	5,083,465	5
Operating Expenses	22,230,225	23,337,806	(1,107,581)	-5
Operating Income	93,013,824	86,822,778	6,191,046	7
Non-operating Income and Gains	5,072,009	6,785,048	(1,713,039)	-25
Non-operating Expenses and Losses	4,266,410	1,829,242	2,437,168	133
Income before Tax	93,819,423	91,778,584	2,040,839	2
Income Tax Benefits (Expenses)	(244,388)	537,531	(781,919)	-145
Income after Tax	93,575,035	92,316,115	1,258,920	1

2.1 Analysis of Deviation over 20%

- Increase in sales returns and allowances: The sales returns and allowances increased as a result of increase in sales and anticipated sales returns and allowances.
- Decrease in non-operating income and gains: The decrease was primarily due to a reduction in investment income, partially offset by a higher interest income as a result of increased investment in bonds.
- Increase in non-operating expenses and losses: The increase was mainly due to higher interest expenses and an increase in investment loss.
- Increase in income tax expenses: The increase was primarily due to a higher taxable income.

2.2 Reasons for changing the Company's major business; explain the variance resulting from the adjustment of selling prices or costs, the increase or decrease of quantity and the combination of production and selling, or the replacement of old products. If the Company's operation strategy, market situation, economic environment or other internal or external factors has changed or expects to have any significant change, explain the fact, influencing factors and the possible impact to the Company's future finance and responding proposal: Not Applicable

2.3 Planned selling quantities and its base for next year. Explain the major factors that keep the Company's forecast sales quantity to rise or decline: Please refer to "Letter To Shareholders".

3. Cash Flow

Unit: NT$ thousands

Cash Balance 12/31/2004	Net Cash Provided by Operating Activities in 2005	Net Cash used in Investing and Financing Activities in 2005	Cash Balance 12/31/2005	Remedy for Cash Shortfall	
				Investment Plan	Financing Plan
65,531,818	150,479,795	(130,628,030)	85,383,583	-	-

3.1 Analysis of Cash Flow

- NT$150.5 billion net cash provided by operating activities: Mainly from net income and depreciation/amortization.
- NT$73 billion net cash used in investing activities: Primarily for capital expenditures.
- NT$57.6 billion net cash used in financial activities: Mostly for the payout of cash dividends and repayment of corporate bonds.

3.2 Remedy for Cash Shortfall

As a result of positive cash flows and ample cash on-hand, remedial actions are not required.

3.3 Cash Flow Projection for Next Year: Not applicable

4. Financial Impacts of Major Capital Expenditures

4.1 Major Capital Expenditure and Sources of Funding

Unit: NT$ thousands

Plan	Actual or Planned Source of Capital	Actual or Planned Completion Date	Total Amount as of 12/31/2005	Status of Actual or Projected Use of Capital			
				2003	2004	2005	2006 (Note)
Production Facilities and Equipment	Cash flow generated from operations and Issuance of bonds	Completed	171,408,446	31,467,451	71,078,377	68,862,618	(Note)
R&D Equipment	Cash flow generated from operations and Issuance of bonds	Completed	8,732,890	2,892,584	2,000,055	3,840,251	(Note)

Note: 2006 capital expenditures will be in the range of US$2.6 billion to US$2.8 billion for TSMC and its subsidiaries, including production facilities and equipment, R&D equipment and other assets.

4.2 Expected Future Benefits

With the above-mentioned capital expenditures, it is estimated that TSMC annual production capacity will increase by approximately 1 million 8-inch equivalent wafers in 2006. In addition, 2007 and 2008 production capacity will also increase.

Other benefits, including technology advancements, efficiency and quality improvements, and environmental protections, please refer to "Operational Highlights".

5. Investments Exceeding 5% of Company's Paid-in Capital in 2005: None

6. Risk Management

6.1 Environmental, Safety and Health (ESH) Risk, Emergencies and Natural Disasters

TSMC is committed to maintaining a comprehensive risk management system dedicated to the conservation of natural resources, safety of people, and protection of property. In order to effectively handle emergencies and natural disasters at each facility, management has developed comprehensive plans and procedures that focus on loss prevention, emergency response, crisis management, and business recovery. TSMC has adopted international standards for ESH management. All TSMC Fabs (Fab 2, 3, 5, 6, 7, 8, 12 and 14) have been ISO 14001 certified (Environment Management System) and OHSAS 18001 certified (Occupational Health and Safety Management System).

6.2 Management of Financial Operations

Existing internal policies and procedures with respect to high-risk/high-leveraged investment; lending, endorsements and guarantees for other parties; and financial derivatives transactions, and measures to be taken in response to the potential risks.

TSMC did not make high-risk or high-leveraged financial investments during 2005 and up to the date of this report. To control various types of financial transactions, the Company has established internal policies and procedures based on sound financial and business practices, all in compliance with the relevant rules and regulations issued by the Taiwan Securities and Futures Commission. TSMC policies and procedures include "Policies and Procedures for Financial Derivatives Transactions", "Procedures for Lending Funds to Other Parties", "Procedures for Acquisition or Disposal of Assets", and "Procedures for Endorsement and Guarantee." The financial transactions of a "derivative" nature that TSMC enters into are strictly for hedging purposes and not for any trading or speculative purpose.

Covenants

TSMC Development, Inc. and TSMC North America, TSMC's wholly owned subsidiaries, have separately entered into loan facility agreements. As of December 31, 2005, TSMC provided guarantees of up to US$100 million in aggregate in connection with those agreements. As of the date of this Annual Report, only US$60 million related to TSMC Development, Inc. remained outstanding. Customary Borrower and/or Guarantor covenants exist in those agreements.

6.3 Internal Management of Economic Risk

Interest Rate Fluctuation

TSMC's exposure to interest rate risks derives primarily from long-term debt obligations that are incurred in the normal course of business. In order to limit its exposure to interest rate risks, TSMC finances its funding needs through issuance of long-term, fixed-rate debt. On the asset side, the primary objective of our investments in fixed income securities is to preserve principal in highly liquid markets. In order to maintain our liquidity profile, majority of fixed income securities are at the short end of the yield curve.

Foreign Exchange Volatility

Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily U.S. dollars, Japanese yen and Euros. A larger portion of our sales is denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rate may have an adverse effect on our financial condition. TSMC hedged its foreign exchange exposure resulting from its assets and liabilities mainly through currency forward contracts.

Inflation

Inflation in Taiwan was approximately 2.2% in 2005. It did not have a significant impact on our operations and profits.

6.4 Political and Regulatory Environment

TSMC's management team closely monitors political and regulatory developments that could have a material impact on TSMC's business and operations. Political and regulatory developments did not have a material effect on TSMC during 2005.

Since TSMC is also an NYSE-listed company, TSMC is required to comply with the provisions of the Sarbanes-Oxley Act and other regulations applicable to non-US companies. TSMC has taken measures to monitor its compliance with applicable regulatory requirements, and will continue to update itself on regulatory developments and implement changes in policies and procedures as necessary with a view to maintain compliance.

6.5 Contingent Plans for Events That May Have a Significant Adverse Impact on the Company's Business and Image

TSMC pays special attention to emergency preparedness for disasters such as typhoons, earthquakes, and environmental contamination. We have established contingency plans, which include the establishment of emergency task forces when necessary, the preparation of a thorough analysis of the emergency, its impact, alternatives, and solutions for each possible scenario, and appropriate precautionary and/or recovery measures. Each task force's responsibility would be to ensure TSMC's ability to conduct business while minimizing personal injuries, business disruption, and financial impact under the circumstances. For the year 2005 and up to the date of this Annual Report, there are no reportable material events that have necessitated the activation of such contingency plans.

6.6 Legal Proceedings

As is the case with many companies in the semiconductor industry, we have received from time to time communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe upon patents or other intellectual property rights of others. In some instances, these disputes have resulted in litigation by or against us and certain settlement payments by us in some cases. Irrespective of the validity of these claims, we could incur significant costs in the defense thereof or could suffer adverse effects on our operations.

To protect its intellectual capital, trade secrets and other assets, TSMC may initiate, as appropriate, litigation against third parties. In December 2003, we commenced legal action in several forums against SMIC and certain of its subsidiaries for several causes of action including but not limited to patent infringement and trade secret misappropriation. These actions were settled out of court on January 30, 2005. As part of the settlement agreement, SMIC will pay TSMC US$175 million over six years to resolve TSMC's patent infringement and trade secret claims.

Other than the matters described above, we were not involved in any other material litigation in 2005 and are not currently involved in any material litigation.

6.7 Potential Benefits and Risks Associated with Mergers and Acquisitions

In 2005, and as of the date of this Annual Report, TSMC did not consummate any merger and acquisition activities.

6.8 Potential Benefits and Risks Associated with Capacity Expansion

To meet customer demand, TSMC increased its annual production capacity by approximately 1.2 million 8-inch equivalent wafers in 2005. The average utilization rates for each of the four quarters of 2005 were 78%, 85%, 96%, and 104%, respectively. As of the date of this Annual Report, the benefits brought about by such capacity expansion have been in line with TSMC's expectations.

6.9 Potential Risks Associated with Purchase or Sales Concentration

TSMC procures raw materials from multiple sources whenever possible to ensure adequate supplies for volume production and to mitigate purchase concentration risk. However, we procure some of our raw materials from sole-source suppliers. TSMC continues to look for ways to multi-source those raw materials.

In 2004 and 2005, our ten largest customers have accounted for 49% and 52%, respectively, of our net sales. In particular, our largest customer in 2005 accounted for approximately 11% of our net sales in 2005. The fact that a relatively limited number of customers constitute a significant portion of our revenue may remain as a business characteristic inherent to our extensive presence in the dedicated foundry segment of the semiconductor market.

6.10 Potential Impact and Risks Associated with Sales of Significant Numbers of Shares by TSMC's Directors, Supervisors and Major Shareholders Who Own 10 Percent or More of TSMC's Total Outstanding Shares

One or more of our existing shareholders may, from time to time, dispose of significant numbers of common shares or ADSs. In October 2003, one of our two largest shareholders, Philips, announced its intention to gradually and orderly reduce its equity interest in us and reiterated this intention in May 2005. In August and September 2005, Philips sold an additional 113,521,000 ADSs. Moreover, our other major shareholder, the Development Fund, has sold ADSs in several transactions since 1997, including 44,172,500 ADSs in August and September 2005. Both Philips and the Development Fund agreed not to sell any more TSMC shares either in Taiwan or on international markets until at least the end of 2006.

6.11 Potential Impact and Risks Associated with Replacement of Management

On May 10, 2005, the TSMC Board of Directors approved the appointment of Dr. Rick Tsai as TSMC's Chief Executive Officer, effective as of July 1, 2005. Dr. Morris Chang and Dr. F. C. Tseng continue to serve as Chairman and Vice Chairman of the Board respectively.

6.12 Other Material Risks

During 2005 and up to the date of this Annual Report, TSMC's management has not become aware of any other risk event with a material impact on the financial status of the Company.



SPECIAL NOTES

1. Affiliates Information

1.1 TSMC Affiliated Companies Chart

As of 12/31/2005



Taiwan Semiconductor Manufacturing Company, Ltd.
TSMC North America Shareholding: 100%
TSMC Japan K.K. Shareholding: 100%
TSMC International Investment Ltd. Shareholding: 100%
TSMC Europe B.V. Shareholding: 100%
TSMC Partners, Ltd. Shareholding: 100%
TSMC (Shanghai) Company Ltd. Shareholding: 100%
Chi Cherng Investment Co., Ltd. Shareholding: TSMC: 35.71% Hsin Ruey: 64.29%
Hsin Ruey Investment Co., Ltd. Shareholding: TSMC: 35.71% Chi Cherng: 64.29%
Emerging Alliance Fund, L.P. Shareholding: 99.5%
VentureTech Alliance Fund II, L.P. Shareholding: 98%
Global Unichip Corp. Shareholding: 45.68%
TSMC Technology, Inc. Shareholding: 100%
TSMC Development, Inc. Shareholding: 100%
InveStar Semiconductor Development Fund, Inc. Shareholding: 97.09%
InveStar Semiconductor Development Fund, Inc. (II) LDC. Shareholding: 97.09%
WaferTech, LLC. Shareholding: 99.996%
Global Unichip Corp.-NA Shareholding: 100%
Global Unichip Corp.-JP Shareholding: 100%



1.2 TSMC Affiliated Companies

Unit: NT(US, EUR, JPY) $ thousands

As of 12/31/2005

Company	Date of Incorporation	Address	Paid-in Capital		Business Activities
TSMC North America	Jan. 18, 1988	San Jose, California, USA	US$	11,000	Sales and marketing of integrated circuits and semiconductor devices
TSMC Europe B.V.	Mar. 04, 1994	Amsterdam, The Netherlands	EUR	90.76	Marketing activities
TSMC Japan K.K.	Sep. 10, 1997	Yokohama, Japan	JPY	300,000	Marketing activities
TSMC (Shanghai) Company Limited	Aug. 04, 2003	Shanghai, China	US$	371,000	Manufacturing and marketing of integrated circuits and semiconductor devices
TSMC International Investment Ltd.	Apr. 09, 1996	Tortola, British Virgin Islands	US$	987,968	Investing in companies involved in the design, manufacturing, and other related business in the semiconductor industry
TSMC Technology, Inc.	Feb. 20, 1996	Delaware, USA	US$	0.001	Engineering support activities
InveStar Semiconductor Development Fund, Inc.	Sep. 10, 1996	Cayman Islands	US$	19,060	Investing in new start-up technology companies
InveStar Semiconductor Development Fund, Inc.(II) LDC.	Aug. 25, 2000	Cayman Islands	US$	52,839	Investing in new start-up technology companies
TSMC Development, Inc.	Feb. 16, 1996	Delaware, USA	US$	0.001	Investment activities
WaferTech, LLC	Jun. 03, 1996	Washington, USA	US$	715,403	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices
TSMC Partners, Ltd.	Mar. 26, 1998	Tortola, British Virgin Islands	US$	300	Investment activities
Emerging Alliance Fund, L.P.	Jan. 10, 2001	Cayman Islands	US$	45,601	Investing in new start-up technology companies
Hsin Ruey Investment Co., Ltd.	Jul. 13, 1998	Taipei, Taiwan	NT$	840,000	Investment activities
Chi Cherng Investment Co., Ltd.	Jul. 15, 1998	Taipei, Taiwan	NT$	840,000	Investment activities
Global Unichip Corporation	Jan. 22, 1998	Hsin-Chu, Taiwan	NT$	878,791	Developing, manufacturing, testing and marketing integrated circuits
VentureTech Alliance Fund II, L.P.	Feb. 27, 2004	Cayman Islands	US$	20,000	Investing in new start-up technology companies
Global Unichip Corporation-JP	Jun. 16, 2005	Yokohama, Japan	JPY	100,000	Marketing activities
Global Unichip Corporation-NA	Feb. 02, 2004	San Jose, California, USA	US$	100	Providing consulting services for the North America region

1.3 Business Scope of TSMC and its Affiliated Companies

TSMC and its affiliates work together to provide dedicated foundry services to our customers around the world. In addition, several of TSMC's affiliate companies are focused on investing in companies involved in design, manufacture, and other related business in the semiconductor industry. In general, TSMC and its affiliates provide cross support in technology, capacity, marketing and services with an aim to maximize the synergy within the group, enabling TSMC to provide its customers with the best dedicated foundry services worldwide. The ultimate goal of this strategy is to ensure TSMC's leading position in the global foundry market.

1.4 Common Shareholders of TSMC and Its Subsidiaries or Its Affiliates with Actual or Deemed Control: None

1.5 Rosters of Directors, Supervisors, and Presidents of TSMC's Affiliated Companies

Unit : NT$, except shareholding

As of 12/31/2005

Company	Title	Name	Shareholding Amount	%
TSMC North America	Director Director President	Kenneth Kin Rick Cassidy Rick Cassidy	- - - (TSMC holds 11,000,000 shares)	- - - (100)
TSMC Europe B.V.	Director Director Director President	Wendell Huang Kenneth Kin Kees den Otter Kees den Otter	- - - - (TSMC holds 200 shares)	- - - - (100)
TSMC Japan K.K.	Chairman Director Director Director Supervisor President	Rick Tsai Kenneth Kin Makoto Onodera Hisao Baba Lora Ho Hisao Baba	- - - - - - (TSMC holds 6,000 shares)	- - - - - - (100)
TSMC (Shanghai) Company Limited	Chairman Director Director Supervisor President	F. C. Tseng C. C. Wei Y. C. Chao Lora Ho Y. C. Chao	- - - - - (TSMC's investment US$371,000,000)	- - - - - (100)
TSMC International Investment Ltd.	Director Director President	Lora Ho Dick Thurston Lora Ho	- - - (TSMC holds 987,968,244 shares)	- - - (100)
TSMC Technology, Inc.	Chairman Director President	Lora Ho Dick Thurston Lora Ho	- - - (TSMC International Investment Ltd. holds 1,000 shares)	- - - (100)
InveStar Semiconductor Development Fund, Inc.	Director	Wendell Huang	- (TSMC International Investment Ltd. holds 18,504,854shares)	- (97.09)
InveStar Semiconductor Development Fund, Inc.(II) LDC.	Director	Wendell Huang	- (TSMC International Investment Ltd. holds 51,300,000 shares)	- (97.09)
TSMC Development, Inc.	Chairman Director President	Lora Ho Dick Thurston Lora Ho	- - - (TSMC International Investment Ltd. holds 1,000 shares)	- - - (100)
WaferTech, LLC	Chairman Director President	Rick Tsai Steve Tso Kuo-Chin Hsu	- - - (TSMC Development, Inc. holds 293,636,833 Preferred Shares)	- - - (99.996)
TSMC Partners, Ltd.	Director Director President	Lora Ho Dick Thurston Lora Ho	- - - (TSMC holds 300,000 shares)	- - - (100)
VentureTech Alliance Fund II, L.P.	None	None	(TSMC's investment US$ 19,650,000)	(98)
Emerging Alliance Fund, L.P.	None	None	(TSMC's investment US$ 45,600,503)	(99.50)
Hsin Ruey Investment Co., Ltd.	Director	Wendell Huang (Representative of Chi Cherng Investment Co., Ltd.)	(Chi Cherng's investment NT$ 540,000,080) (TSMC's investment NT$299,999,880)	(64.29) (35.71)
Chi Cherng Investment Co., Ltd.	Director	James Chen (Representative of Hsin Ruey Investment Co., Ltd.)	(Hsin Ruey's investment NT$ 540,000,080) (TSMC's investment NT$299,999,880)	(64.29) (35.71)

(Continued)

Company	Title	Name	Shareholding	
			Amount	%
Global Unichip Corporation	Chairman	F. C. Tseng (Representative of TSMC)	(TSMC holds 40,146,953 shares)	(45.68)
	Vice Chairman	K. C. Shih	3,159,878 shares	3.60
	Director	C. C. Lu (Representative of Chin Yu Investment Ltd.)	(Chin Yu holds 1,295,896 shares)	(1.47)
	Director	Ping Yang (Representative of TSMC)	-	-
	Director	Jim Lai (Representative of TSMC)	-	-
	Director	C. T. Hsing	0	0
	Director	W. C. Liu	0	0
	Director	S. C. Li	0	0
	Supervisor	Lora Ho (Representative of TSMC)	-	-
	Supervisor	C. H. Kao	0	0
	Supervisor	Yu Lin	0	0
	President	Jim Lai	0	0
Global Unichip Corporation-NA	Director	S. H. Cheng	-	-
	Director	Jim Lai	-	-
	Supervisor	K. C. Shih	-	-
	President	Jim Lai	-	-
			(GUC holds 100,000 shares)	(100)
Global Unichip Corporation-JP	Director	Jim Lai	-	-
	Director	Chung-Lin Tsai	-	-
	Director	S. H. Cheng	-	-
	Supervisor	K. C. Shih	-	-
	President	Chung-Lin Tsai	-	-
			(GUC holds 1,000,000 shares)	(100)

1.6 Operational Highlights for TSMC Affiliated Companies (Note)

Unit: NT$ thousands, except EPS($) As of 12/31/2005

Company	Capital Stock	Assets	Liabilities	Net Worth	Net Sales	Income from Operation	Net Income (net of tax)	Basic EPS (net of tax)	Remark
TSMC North America	361,350	25,146,587	23,160,659	1,985,928	154,555,174	273,253	564,201	51.29	*
TSMC Europe B.V.	3,554	56,491	33,404	23,087	221,103	25,484	295	1,475.00	
TSMC Japan K.K.	84,210	115,309	20,360	94,949	241,876	10,639	2,572	428.67	
TSMC (Shanghai) Company Limited	12,497,434	18,432,089	8,993,233	9,438,856	1,381,413	(2,418,311)	(2,242,213)	N/A	
TSMC International Investment Ltd.	32,454,757	34,643,111	10,730,299	23,912,812	(416,752)	(416,752)	(549,454)	(0.56)	
TSMC Technology, Inc.	0.033	1,866,398	1,680,892	185,506	75,164	(3,131)	3,321	3,321.00	*
InveStar Semiconductor Development Fund, Inc.	626,121	756,398	18,062	738,336	157,190	137,513	110,251	5.62	
InveStar Semiconductor Development Fund, Inc.(II) LDC.	1,735,761	1,133,002	1,176	1,131,826	47,422	1,630	(35,887)	(0.66)	
TSMC Development, Inc.	0.033	12,667,822	1,156,187	11,511,635	169,666	169,666	1,612,513	1,612,513.00	*
WaferTech, LLC	715,403	12,856,520	889,909	11,966,611	11,009,893	1,676,805	1,698,742	N/A	*
TSMC Partners, Ltd.	9,855	12,974,684	8,883,518	4,091,166	69,258	69,258	46,656	155.52	
Emerging Alliance Fund, L.P.	1,497,993	854,808	0	854,808	0	(32,232)	(77,208)	N/A	
Hsin Ruey Investment Co., Ltd.	840,000	1,505,942	2,548	1,503,394	81,023	77,085	77,257	N/A	
Chi Cherng Investment Co., Ltd.	840,000	1,505,557	2,788	1,502,769	81,004	77,024	77,196	N/A	
Global Unichip Corporation	878,791	1,456,420	438,001	1,018,419	1,591,223	64,172	106,748	1.22	
VentureTech Alliance Fund II, L.P.	657,000	655,591	0	655,591	4,222	(20,531)	(19,044)	N/A	
Global Unichip Corporation-JP	2,807	2,972	810	2,162	2,349	(694)	(675)	(0.67)	
Global Unichip Corporation-NA	3,285	7,984	3,270	4,715	27,766	1,322	1,193	11.93	*

* Based on U.S. GAAP.

NOTE: Foreign exchange rates for balance sheet amounts are as follows:
$1 USD = $32.850 NT
$1 EUR = $ 39.050 NT
$1 JPY = $ 0.2807 NT
$1 RMB = $ 4.070 NT
Foreign exchange rates for income statement amounts are as follows:
$1 USD = $32.157 NT
$1 EUR = $ 40.18 NT
$1 JPY = $ 0.2936 NT
$1 RMB = $ 3.925 NT

2. Information Regarding the Company's Independent Auditor

Fees Paid to the Company's Independent Auditor in 2005

Non-audit fees paid to the Company's independent audit firm and its affiliates did not exceed 25% of the audit fees paid in 2005. The 2005 audit fees paid to the Company's independent auditor were not reduced by more than 15% compared to that in 2004.

The Company did not replace its independent auditor during 2004, 2005 and as of February 28, 2006.

The Company's Chairman, CEO, CFO and managers in charge of its finance and accounting operations have not held any positions within the Company's independent audit firm or its affiliates during 2005.

3. Internal Control System Execution Status

3.1 Statement of Internal Control System

Statement of Internal Control System

Date: February 14, 2006

Based on the findings of a self-assessment, Taiwan Semiconductor Manufacturing Company Limited (TSMC) states the following with regard to its internal control system during the period from January 1, 2005 to December 31, 2005:

1. TSMC is fully aware that establishing, operating, and maintaining an internal control system are the responsibility of its Board of Directors and management. TSMC has established such a system aimed at providing reasonable assurance regarding the achievement of objectives in the following categories: (1) effectiveness and efficiency of operations (including profitability, performance, and safeguarding of assets), (2) reliability of financial reporting, and (3) compliance with applicable laws and regulations.

2. An internal control system has inherent limitations. No matter how perfectly designed, an effective internal control system can provide only reasonable assurance of accomplishing the three objectives mentioned above. Moreover, the effectiveness of an internal control system may be subject to changes of environment or circumstances. Nevertheless, the internal control system of TSMC contains self-monitoring mechanisms, and TSMC takes corrective actions whenever a deficiency is identified.

3. TSMC evaluates the design and operating effectiveness of its internal control system based on the criteria provided in the Regulations Governing the Establishment of Internal Control Systems by Public Companies (hereinbelow, the "Regulations"). The criteria adopted by the Regulations identify five components of internal control based on the process of management control: (1) control environment, (2) risk assessment, (3) control activities, (4) information and communication, and (5) monitoring. Each component further contains several items. Please refer to the Regulations for details.

4. TSMC has evaluated the design and operating effectiveness of its internal control system according to the aforesaid criteria.

5. Based on the findings of the evaluation mentioned in the preceding paragraph, TSMC believes that, during the year 2005, its internal control system (including its supervision and management of subsidiaries), as well as its internal controls to monitor the achievement of its objectives concerning operational effectiveness and efficiency, reliability of financial reporting, and compliance with applicable laws and regulations, were effective in design and operation, and reasonably assured the achievement of the above-stated objectives.

6. This Statement will be an integral part of TSMC's Annual Report for the year 2005 and Prospectus, and will be made public. Any falsehood, concealment, or other illegality in the content made public will entail legal liability under Articles 20, 32, 171, and 174 of the Securities and Exchange Law.

7. This Statement has been passed by the Board of Directors in their meeting held on February 14, 2006, with zero of the eight attending directors expressing dissenting opinions, and the remainder all affirming the content of this Statement.

Taiwan Semiconductor Manufacturing Company Limited

Morris Chang,
Chairman

Rick Tsai,
President and CEO

3.2 The Securities and Futures Bureau May Request Companies to Commission Independent Auditor to Audit the Said Internal Control System. Disclosure of the Audit Report(s) is Mandatory: None

4. **Major Issues of Record or Written Statements Made by Any Director or Supervisor Which Specified His/Her Dissent to Important Resolutions Passed by the Board of Directors During 2005 or the Period from January 1, 2006 to March 12, 2006:** None

5. **Private Placement Securities:** None

6. **Status of TSMC Common Shares/ADRs Acquired, Disposed of and Held by Subsidiaries**

(In thousands of NTD except for number of shares)

Name of Subsidiary (Note 1)	Paid-in Capital	Source of Funding	Percentage Owned by TSMC	Transaction Date	Acquisition (Note 2)		Disposal		Investment Income (Loss)	Balance (Note 1)		Balance of Pledged Shares	Balance of Guarantee Provided by TSMC	Balance of Financing Provided by TSMC
					Number of Shares	Amount	Number of Shares	Amount		Number of Shares	Amount			
Chi Cherng Investment Co., Ltd.	840,000	Retained earnings	36%	Year 2005 Year 2006 (Note 1)	783,472 0	0 0	0 0	0 0	0 0	16,453,816 16,453,816	458,564 458,564	0 0	0 0	0 0
Hsin Ruey Investment Co., Ltd.	840,000	Retained earnings	36%	Year 2005 Year 2006 (Note 1)	784,941 0	0 0	0 0	0 0	0 0	16,484,658 16,484,658	459,511 459,511	0 0	0 0	0 0
TSMC North America	US$ 11,000	Retained earnings	100%	Year 2005 Year 2006 (Note 1)	673,420 0	0 0	14,824,571 0	899,489 0	222,378 0	0 0	0 0	0 0	US$ 40,000 0	0 0

Note 1: As of 02/28/2006

Note 2: Stock dividend distributed in 2005

7. **Major Decisions of Shareholder Meetings and Board Meetings**

Review of Shareholder Meeting

TSMC's 2005 regular Shareholder Meeting was held at the Auditorium of the Activity Center of the Hsinchu Science Park on May 10, 2005. At the meeting, shareholders present in person or by proxy approved the following resolutions: (1) Acceptance of the 2004 business report and financial statements; (2) Distribution of 2004 profits; (3) Revisions to the Articles of Incorporation.

Review of Board Meetings

During the 2005 calendar year, and the period from January 1 to March 12, 2006, the Board held five regular meetings and one special meeting. Major resolutions passed at these meetings are summarized below: (1) The 2004 business report and financial statements; (2) Distribution of 2004 profits; (3) Convening the 2005 Annual Shareholder Meeting; (4) 2005 R&D projects and sustaining capital appropriation; (5) The appointment of Mr. Jason Chen as Vice President; (6) The appointment of Dr. Rick Tsai as Chief Executive Officer; (7) Election of Dr. F. C. Tseng as Vice Chairman of the Board of Directors; (8) TSMC's sponsoring of the issuance of ADRs by Koninklijke Philips Electronics N.V., the Development Fund of the Executive Yuan, and certain other shareholders; (9) The 2005 semi-annual financial statement; (10) The investment to establish a new venture capital fund; (11) The promotion of Dr. C. C. Wei as Senior Vice President; (12) The promotion Dr. Mark Liu as Senior Vice President; (13) The appointment of Ms. Jessica Chou as Controller; (14) The 2005 business report and financial statements; (15) Distribution of 2005 profits and capitalization of capital surplus; (16) Convening the 2006 Annual Shareholder Meeting; and (17) 2006 R&D projects and sustaining capital appropriation, etc.

8. **Regulatory Authorities' Legal Penalties to the Company, and the Company's Resulting Punishment on Its Employees:** None

9. **Any Events in 2005 that had Significant Impacts on Shareholders' Right or Security Prices as Stated in Item 2 Paragraph 2 of Article 36 of Securities and Exchange Law of Taiwan:** None

10. **Other Necessary Supplement:** None

Taiwan Semiconductor
Manufacturing Company, Ltd.

Morris Chang, Chairman

Taiwan Semiconductor Manufacturing Company, Ltd.

8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R. O. C.
Tel:886-3-5636688 Fax:886-3-5637000 http://www.tsmc.com

TSMC Annual Report 2005 (II)

Financial Information

TSE: 2330 NYSE: TSM



● Taiwan Stock Exchange Market Observation Post System: http://newmops.tse.com.tw
● TSMC annual report is available at http://www.tsmc.com/english/e_investor/e02_annual/e02_annual.htm
Printed on March 12, 2006

MAJOR FACILITIES

Corporate Headquarters & Fab 12
8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5637000

Fab 2, Fab 5
121, Park Ave. 3, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781546

Fab 3
9, Creation Rd. 1, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5781548

Fab 6
1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5052057

Fab 7
6, Creation Rd. 2, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5773628

Fab 8
25, Li-Hsin Rd., Hsinchu Science Park, Hsinchu, Taiwan 300-77, R.O.C.
Tel: 886-3-5636688 Fax: 886-3-5662051

Fab 14
1-1, Nan-Ke North Rd., Tainan Science Park, Tainan, Taiwan 741-44, R.O.C.
Tel: 886-6-5056688 Fax: 886-6-5051262

TSMC North America
2585 Junction Avenue, San Jose, CA 95134, U.S.A.
Tel: 408-3828000 Fax: 408-3828008

TSMC Europe B.V.
World Trade Center, Strawinskylaan 1145, 1077 XX Amsterdam
The Netherlands
Tel: 31-20-3059900 Fax: 31-20-3059911

TSMC Japan Limited
21F, Queen's Tower C, 2-3-5, Minato Mirai, Nishi-ku, Yokohama
Kanagawa, 220-6221, Japan
Tel: 81-45-6820670 Fax: 81-45-6820673

TSMC (Shanghai) Company Limited
4000, Wen Xiang Road, Songjiang, Shanghai, China
Postcode: 201616
Tel: 86-21-57768000 Fax: 86-21-57762525

TSMC Spokesperson
Name: Lora Ho
Title: Vice President & CFO
Tel: 886-3-5636688 Fax: 886-3-5637000
Email: spokesperson@tsmc.com

Deputy Spokesperson
Name: J. H. Tzeng
Title: Public Relations Department Manager
Tel: 886-3-6665028 Fax: 886-3-5670121
Email: jhtzeng@tsmc.com

Auditors
Company: Deloitte & Touche
Auditors: Hung-Wen Huang, Ming-Cheng Chang
Address: 12F, 156, Sec. 3, Min-Sheng E. Rd., Taipei, Taiwan 105, R.O.C.
Tel: 886-2-25459988 Fax: 886-2-25459966
Website: http://www.deloitte.com.tw

Common Share Transfer Agent and Registrar
Company: Corporate Trust Operation and Service Department of China Trust Commercial Bank
Address: 5F, 83, Sec. 1, Chung-Ching S. Rd., Taipei, Taiwan 100, R.O.C.
Tel: 886-2-23613033 Fax: 886-2-23116723
Website: http://www.chinatrust.com.tw

Depositary Bank (ADR)
Company: Citibank, N.A.
Depositary Receipts Services
Address: 388 Greenwich Street, New York, NY10013, U.S.A.
Website: http://www.citibank.com/adr
Toll Free: 1-877-24484237
Outside USA: 1-816-8434281
Fax: 1-201-3243284
Email: citibank@shareholders-online.com

TSMC's depositary receipts of the common shares are listed on New York Stock Exchange (NYSE) under the symbol TSM. The information relating to TSM is available at *http://www.nyse.com and http://newmops.tse.com.tw*



TABLE OF CONTENTS

TSMC's newest manufacturing facility, Fab 14 in Tainan Science Park, is depicted on the cover of this report.
Fab 14 began operations in late 2004 and installed capacity grew to 20,000 12-inch wafers by the end of 2005.
Fab 14's growth is one of many examples of TSMC's steady expansion in 2005 and in recent years.
The picture below shows Fab 14 under construction in May, 2001.



1. Condensed Balance Sheet

Financial analysis from 2001-2005

Unit: NT$ thousands

Item	2001	2002	2003	2004	2005
Current assets	63,652,726	94,747,405	158,526,272	173,667,311	197,562,416
Long-term investments	32,869,391	34,978,495	37,965,353	73,292,863	80,659,601
Fixed assets	215,499,242	217,192,263	188,286,752	227,976,400	214,145,633
Other assets	23,713,325	23,097,348	11,638,485	12,616,636	15,172,165
Current liabilities					
Before distribution	25,210,619	31,160,103	30,537,984	60,638,852	32,184,415
After distribution	25,799,467	31,673,588	43,691,881	110,460,630	*
Long-term liabilities	24,000,000	39,281,665	33,300,829	23,752,940	22,111,575
Other liabilities	9,333,990	3,720,536	3,363,740	4,196,119	7,613,476
Capital stock	181,325,531	199,228,867	202,666,189	232,519,637	247,300,246
Capital surplus	57,128,433	57,004,789	56,855,885	56,537,259	57,117,886
Retained earnings					
Before distribution	37,507,410	40,792,197	71,100,090	113,730,016	142,771,034
After distribution	19,015,226	23,841,390	26,846,412	49,195,999	*
Unrealized loss on long-term investment	-	(194,283)	(35)	-	-
Cumulative transaction adjustments	1,228,701	945,129	225,408	(2,226,427)	(640,742)
Total Assets	335,734,684	370,015,511	396,416,862	487,553,210	507,539,815
Total Liabilities					
Before distribution	58,544,609	74,162,304	67,202,553	88,587,911	61,909,466
After distribution	59,133,457	74,675,789	80,356,450	138,409,689	*
Total Equity					
Before distribution	277,190,075	295,853,207	329,214,309	398,965,299	445,630,349
After distribution	276,601,227	295,339,722	316,060,412	349,143,521	*

*Subject to change after shareholders' meeting resolution

2. Condensed Statement of Income

Financial analysis from 2001-2005

Unit: NT$ thousands (Except EPS:NT$)

Item	2001	2002	2003	2004	2005
Net sales	125,888,003	160,961,329	201,904,341	255,992,427	264,588,364
Gross profit	36,381,051	51,967,145	72,891,637	110,160,584	115,244,049
Income from operations	17,342,286	34,176,306	52,647,577	86,822,778	93,013,824
Non-operating Income and Gains	2,891,557	1,762,893	2,665,799	6,785,048	5,072,009
Non-operating Expenses and Losses	9,575,128	8,826,744	4,285,101	1,829,242	4,266,410
Interest revenue	1,365,919	1,008,147	819,377	1,687,681	2,769,978
Interest expense	1,951,830	2,119,935	1,576,343	1,278,072	2,429,568
Income from operations of continued segments-before tax	10,658,715	27,112,455	51,028,275	91,778,584	93,819,423
Income from operations of continued segments-after tax	14,483,174	21,610,291	47,258,700	92,316,115	93,575,035
Net income	14,483,174	21,610,291	47,258,700	92,316,115	93,575,035
Earnings per share	0.83*	1.14*	2.33*	3.97*	3.79*
Adjusted earnings per share	0.58**	0.87**	1.90**	3.73**	-
Capitalized interest	207,297	165,857	138,668	262,109	-

*Based on weighted average shares outstanding in each year

**Retroactive adjustment for capitalization of unappropriated earnings and bonus to employees

3. Financial Analysis

3.1 Financial Analysis 2001-2005 (Unconsolidated)

		2001	2002	2003	2004	2005
Capital Structure Analysis	Debt ratio (%)	17.44	20.04	16.95	18.17	12.2
	Long-term fund to fixed assets ratio (%)	139.76	154.30	192.53	185.42	218.42
Liquidity Analysis	Current ratio (%)	252.48	304.07	519.11	286.40	613.84
	Quick ratio (%)	211.92	264.11	478.38	261.92	560.93
	Times interest earned (times)	5.84	12.79	30.67	57.67	39.62
Operating Performance Analysis	Average collection turnover (times)	5.32	9.09	9.19	9.35	8.08
	Days sales outstanding	68.61	40.15	39.74	39.04	45.18
	Average inventory turnover (times)	9.19	11.57	12.14	11.63	9.82
	Average inventory turnover days	39.70	31.55	30.06	31.39	37.19
	Average payment turnover (times)	11.52	20.72	14.41	14.39	14.24
	Fixed assets turnover (times)	0.58	0.74	1.07	1.12	1.24
	Total assets turnover (times)	0.37	0.44	0.51	0.53	0.52
Profitability Analysis	Return on total assets (%)	4.76	6.63	12.67	21.16	19.23
	Return on equity (%)	5.37	7.54	15.12	25.36	22.16
	Operating income to paid in capital ratio (%)	9.56	17.15	25.98	37.34	37.61
	Pre-tax income to paid in capital ratio (%)	5.88	13.61	25.18	39.47	37.94
	Net Margin (%)	11.50	13.43	23.41	36.06	35.37
	Earnings per share (NT$) (Note1)	0.58	0.87	1.90	3.73	3.79
Cash flow	Cash flow ratio (%)	284.27	302.59	355.85	236.94	467.55
	Cash flow adequacy ratio (%)	105.73	122.72	145.42	149.94	150.84
	Cash flow reinvestment ratio (%)	16.00	17.88	17.71	18.12	12.48
Leverage	Operating leverage	6.14	3.88	3.21	2.46	2.30
	Financial leverage	1.13	1.07	1.03	1.02	1.03

Analysis of Deviation over 20% - 2005 vs. 2004:

1. The debt ratio decreased by 33% as a result of a decrease in current liabilities. The reduction in current liabilities was mainly due to decrease in payables to equipment vendors and the repayment of corporate bonds.
2. The current ratio and the quick ratio both increased by 114%, primarily due to an increase in cash and cash equivalents and a decrease in current liabilities.
3. The times interest earned decreased by 31% mainly due to an increase in interest expenses related to cross currency swap contracts.
4. The cash flow ratio increased by 97% mainly due to a decrease in current liabilities.
5. The cash flow reinvestment ratio decreased by 31%, mainly due to acquisition of new equipment and an increase of working capital and cash dividend.

Note1: Retroactively adjusted for capitalization of unappropriated earnings and bonuses to employees.
Note2: Certain accounts of prior years have been reclassified to conform to current year classifications.

*Glossary:

1. Capital Structure Analysis
   - (1) Debt ratio = Total Liabilities / Total Assets
   - (2) Long-term fund to fixed assets ratio = (Shareholders' Equity + Long-term Liabilities)/ Net Fixed Assets
2. Liquidity Analysis
   - (1) Current ratio = Current Assets / Current Liabilities
   - (2) Quick ratio = (Current Assets - Inventories - Prepaid Expenses) / Current Liabilities
   - (3) Times interest earned = Earnings before Interest and Taxes / Interest Expenses
3. Operating Performance Analysis
   - (1) Average collection turnover = Net Sales / Average Trade Receivables
   - (2) Days sales outstanding = 365 / Average Collection Turnover
   - (3) Average inventory turnover = Cost of Sales / Average Inventory
   - (4) Average inventory turnover days = 365 / Average Inventory Turnover rate
   - (5) Average payment turnover = Cost of Sales / Average Trade Payables
   - (6) Fixed assets turnover = Net Sales / Net Fixed Assets
   - (7) Total assets turnover = Net Sales / Total Assets
4. Profitability Analysis
   - (1) Return on total assets = (Net Income + Interest Expenses* (1 - Effective tax rate)) / Average Total Assets
   - (2) Return on equity = Net Income / Average Shareholders' Equity
   - (3) Operating income to paid-in capital ratio = Operating Income / Paid-in Capital
   - (4) Pre-tax income to paid-in capital ratio = Income Before Tax / Paid-in Capital
   - (5) Net margin = Net Income / Net Sales
   - (6) Earnings per share = (Net Income - Preferred Stock Dividend) / Weighted Average Number of Shares Outstanding
5. Cash flow
   - (1) Cash flow ratio = Net Cash Provided by Operating Activities / Current Liabilities
   - (2) Cash flow adequacy ratio = Five-year sum of cash from operations / Five-year sum of capital expenditures, inventory additions, and cash dividend
   - (3) Cash flow reinvestment ratio = (Cash Provided by Operating Activities - Cash Dividends) / (Gross Fixed Assets + Investments + Other Assets + Working Capital)
6. Leverage
   - (1) Operating leverage = (Net Sales - Variable Cost) / Income from Operations
   - (2) Financial leverage = Income from Operations / (Income from Operations - Interest Expenses)

3.2 Financial Analysis 2001-2005 (Consolidated)

		2001	2002	2003	2004	2005
Capital Structure Analysis	Debt ratio(%)	24.34	24.22	19.17	20.10	14.10
	Long-term fund to fixed assets ratio (%)	128.82	140.48	175.65	166.58	194.69
Liquidity Analysis	Current ratio (%)	212.43	257.43	547.46	288.57	604.33
	Quick ratio (%)	174.78	223.68	502.20	261.62	549.58
	Times interest earned (times)	3.82	10.54	26.14	53.92	36.40
Operating Performance Analysis	Average collection turnover (times)	5.60	9.64	9.44	9.56	8.08
	Days sales outstanding	65.17	37.86	38.65	38.18	45.20
	Average inventory turnover (times)	8.16	10.46	10.98	10.21	8.91
	Average inventory turnover days	44.75	34.89	33.24	35.74	40.94
	Average payment turnover (times)	13.60	23.50	15.43	14.75	14.37
	Fixed assets turnover (times)	0.50	0.66	0.96	0.99	1.09
	Total assets turnover (times)	0.34	0.42	0.50	0.51	0.51
Profitability Analysis	Return on total assets (%)	4.54	6.33	12.30	20.68	18.89
	Return on equity (%)	5.39	7.53	15.12	25.35	22.15
	Operating income to paid-in capital ratio (%)	7.05	15.86	25.31	38.05	36.78
	Pre-tax income to paid-in capital ratio (%)	5.95	13.66	25.25	39.55	38.12
	Net Margin (%)	11.54	13.30	23.28	35.90	35.13
	Earnings per share (NT$) (Note1)	0.58	0.87	1.90	3.73	3.79
Cash flow	Cash flow ratio (%)	227.48	247.31	381.44	239.60	447.05
	Cash flow adequacy ratio (%)	88.10	106.37	132.59	146.18	154.48
	Cash flow reinvestment ratio (%)	15.86	17.81	17.97	18.54	12.62
Leverage	Operating leverage	8.18	4.15	3.23	2.38	2.31
	Financial leverage	1.33	1.09	1.04	1.02	1.03

Ananlysis of Deviation over 20% - 2005 vs. 2004:

1. The debt ratio decreased by 30% as a result of a decrease in current liabilities. The reduction in current liabilities was mainly due to a decrease in payables to equipment vendors and the repayment of corporate bonds.
2. The current ratio and the quick ratio both increased by around 109%, primarily due to an increase in cash and cash equivalents and a decrease in current liabilities.
3. The times interest earned decreased by 32%, mainly due to an increase in interest expenses related to cross currency swap contracts.
4. The cash flow ratio increased by 87% as a result of a decrease in current liabilities.
5. The cash flow reinvestment ratio decreased by 32%, mainly due to acquisition of new equipment and an increase of working capital and cash dividend.

Note1: Retroactively adjusted for capitalization of unappropriated earnings and bonuses to employees.
Note2: Certain accounts of prior years have been reclassified to conform to current year classifications.

*Glossary:

1. Capital Structure Analysis
   - (1) Debt ratio = Total Liabilities / Total Assets
   - (2) Long-term fund to fixed assets ratio = (Shareholders' Equity + Long-term Liabilities) / Net Fixed Assets
2. Liquidity Analysis
   - (1) Current ratio = Current Assets / Current Liabilities
   - (2) Quick ratio = (Current Assets - Inventories - Prepaid Expenses) / Current Liabilities
   - (3) Times interest earned = Earnings before Interest and Taxes / Interest Expenses
3. Operating Performance Analysis
   - (1) Average collection turnover = Net Sales / Average Trade Receivables
   - (2) Days sales outstanding = 365 / Average Collection Turnover
   - (3) Average inventory turnover = Cost of Sales / Average Inventory
   - (4) Average inventory turnover days = 365 / Average Inventory Turnover
   - (5) Average payment turnover = Cost of Sales / Average Trade Payables
   - (6) Fixed assets turnover = Net Sales / Net Fixed Assets
   - (7) Total assets turnover = Net Sales / Total Assets
4. Profitability Analysis
   - (1) Return on total assets = (Net Income + Interest Expenses * (1 - Effective tax rate)) / Average Total Assets
   - (2) Return on equity = Net Income / Average Shareholders' Equity
   - (3) Operating income to paid-in capital ratio = Operating Income / Paid-in Capital
   - (4) Pre-tax income to paid-in capital ratio = Income Before Tax / Paid-in Capital
   - (5) Net margin = Net Income / Net Sales
   - (6) Earnings per share = (Net Income - Preferred Stock Dividend) / Weighted Average Number of Shares Outstanding
5. Cash flow
   - (1) Cash flow ratio = Net Cash Provided by Operating Activities / Current Liabilities
   - (2) Cash flow adequacy ratio = Five-year sum of cash from operations / Five-year sum of capital expenditures, inventory additions, and cash dividend
   - (3) Cash flow reinvestment ratio = (Cash Provided by Operating Activities - Cash Dividends) / (Gross Fixed Assets + Investments + Other Assets + Working Capital)
6. Leverage
   - (1) Operating leverage = (Net Sales - Variable Cost) / Income from Operations
   - (2) Financial leverage = Income from Operations / (Income from Operations - Interest Expenses)

4. Condensed Interim Balance Sheet by Quarter

Unit: NT$ thousands

	March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005	
	Amount	%	Amount	%	Amount	%	Amount	%
ASSETS								
Current assets	159,744,397	33	181,826,873	37	165,054,055	34	197,562,416	39
Long-term investments	76,877,217	16	76,434,570	15	78,958,452	16	80,659,601	16
Property, plant and equipment, net	229,853,709	48	225,063,110	45	218,909,371	45	214,145,633	42
Other assets	14,198,489	3	16,107,612	3	20,184,119	5	15,172,165	3
TOTAL ASSETS	480,673,812	100	499,432,165	100	483,105,997	100	507,539,815	100
LIABILITIES AND SHAREHOLDERS' EQUITY								
LIABILITIES								
Current liabilities	37,890,858	8	86,724,194	17	42,904,092	9	32,184,415	6
Long-term liabilities	23,133,832	5	22,871,269	5	22,138,446	5	22,111,575	4
Other liabilities	4,295,642	1	5,636,775	1	6,952,327	1	7,613,476	2
TOTAL LIABILITIES	65,320,332	14	115,232,238	23	71,994,865	15	61,909,466	12
SHAREHOLDERS' EQUITY								
Capital stock	232,528,635	48	247,261,288	50	247,273,476	51	247,300,246	49
Capital surplus	56,574,377	12	56,720,875	11	56,777,040	12	57,117,886	11
Retained earnings	130,548,413	27	84,383,333	17	108,870,899	22	142,771,034	28
Cumulative translation adjustments	(2,725,918)	(1)	(2,612,996)	(1)	(260,171)	-	(640,742)	-
Treasury stock (at cost)	(1,572,027)	-	(1,552,573)	-	(1,550,112)	-	(918,075)	-
Total SHAREHOLDERS' EQUITY	415,353,480	86	384,199,927	77	411,111,132	85	445,630,349	88
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	480,673,812	100	499,432,165	100	483,105,997	100	507,539,815	100

5. Condensed Interim Statement of Income by Quarter

Unit: NT$ thousands (Except EPS:NT$)

	Q1, 2005		Q2, 2005		Q3, 2005		Q4, 2005		2005	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
GROSS SALES	56,413,097		60,405,961		70,460,608		83,035,398		270,315,064	
SALES RETURNS AND ALLOWANCES	759,880		1,889,744		1,202,993		1,874,083		5,726,700	
NET SALES	55,653,217	100	58,516,217	100	69,257,615	100	81,161,315	100	264,588,364	100
COST OF SALES	34,004,376	61	35,311,022	60	38,732,259	56	41,296,658	51	149,344,315	56
GROSS PROFIT	21,648,841	39	23,205,195	40	30,525,356	44	39,864,657	49	115,244,049	44
OPERATING EXPENSES	5,572,265	10	5,421,837	9	5,595,480	8	5,640,643	7	22,230,225	8
INCOME FROM OPERATIONS	16,076,576	29	17,783,358	30	24,929,876	36	34,224,014	42	93,013,824	35
NON-OPERATING INCOME AND GAINS										
Interest	780,062	1	845,663	2	820,660	1	323,593	1	2,769,978	1
Settlement income	569,276	1	142,048	-	-	-	238,722	-	950,046	1
Technical service income	77,111	-	109,851	-	136,014	-	168,291	-	491,267	-
Gain on disposal of property, plant and equipment	60,707	-	46,688	-	41,619	-	345,360	1	494,374	-
Others	68,272	-	152,961	-	27,543	-	117,568	-	366,344	-
Total Non-Operating Income and Gains	1,555,428	2	1,297,211	2	1,025,836	1	1,193,534	2	5,072,009	2
NON-OPERATING EXPENSES AND LOSSES										
Interest	583,273	1	804,086	1	860,791	1	181,418	-	2,429,568	1
Equity in losses (gains) of equity method investees, net	198,178	-	587,840	1	491,169	1	(225,142)	-	1,052,045	1
Unrealized valuation loss (gain) on short-term investments	257,718	1	(216,251)	-	222,601	-	73,092	-	337,160	-
Loss on sales of investments, net	64,473	-	47,335	-	22,632	-	15,058	-	149,498	-
Loss (gain) on disposal of property, plant, equipment and idle assets	37,922	-	15,677	-	6,966	-	(573)	-	59,992	-
Foreign exchange loss (gain), net	200,614	-	(2,930)	-	(80,383)	-	(82,922)	-	34,379	-
Others	24,485	-	112,429	-	11,470	-	55,384	-	203,768	-
Total Non-Operating Expenses and Losses	1,366,663	2	1,348,186	2	1,535,246	2	16,315	-	4,266,410	2
INCOME BEFORE INCOME TAX	16,265,341	29	17,732,383	30	24,420,466	35	35,401,233	44	93,819,423	35
INCOME TAX BENEFITS (EXPENSES)	553,056	1	636,554	1	67,100	-	(1,501,098)	(2)	(244,388)	-
NET INCOME	16,818,397	30	18,368,937	31	24,487,566	35	33,900,135	42	93,575,035	35
EARNINGS PER SHARE AFTER TAX	0.68		0.74		0.99		1.37		3.79	

6. Auditors' Opinions from 2001 to 2005

Year	CPA	Audit Opinion
2001	Shu-Chieh Huang, Yung-Do Way	An Unqualified Opinion
2002	Shu-Chieh Huang, Yung-Do Way	A Modified Unqualified Opinion
2003	Yu-Feng Huang, Yung-Do Way	A Modified Unqualified Opinion
2004	Hung-Wen Huang, Ming-Cheng Chang	An Unqualified Opinion
2005	Hung-Wen Huang, Ming-Cheng Chang	An Unqualified Opinion

Deloitte Touche Tohmatsu

12F, No. 156, Sec. 3, Min-Sheng E. Rd., Taipei, Taiwan, R.O.C.

Tel : 886-2-2545-9988

7. Supervisors' Report

The Board of Directors has prepared and submitted to the Supervisors the Company's 2005 Business Report, Financial Statements, and proposal for allocation of profits. The CPA firm of Deloitte & Touche was retained to audit TSMC's Financial Statements. The auditors have submitted to the Board a report *relating to the Financial Statements*. The Business Report, Financial Statements, and profit allocation proposal have been examined by and determined to be correct and accurate by the undersigned, the supervisors of Taiwan Semiconductor Manufacturing Company Limited. According to Article 219 of the Company Law, we hereby submit this report.

Taiwan Semiconductor Manufacturing Company Limited

Supervisor Michel Besseau

Supervisor James C. Ho

Supervisor Michael E. Porter

March 8, 2006

8. Financial Difficulties

The Company should disclose the financial impact to the Company if the Company and its affiliated companies have any financial or cash flow difficulties from January 1, 2005 through February 28, 2006: None

9. Financial Statements for the Years Ended December 31, 2005 and 2004 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the years ended December 31, 2005 and 2004, and have expressed an unqualified opinion on such financial statements.

Deloitte & Touche

January 12, 2006

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Par Value)

ASSETS	2005 Amount	2005 %	2004 Amount	2004 %
CURRENT ASSETS				
Cash and cash equivalents (Notes 2, 3 and 4)	$ 85,383,583	17	$ 65,531,818	14
Short-term investments, net (Notes 2 and 4)	47,055,347	9	52,979,095	11
Receivables from related parties (Note 18)	21,050,604	4	16,136,039	3
Notes and accounts receivable	20,591,818	4	15,326,881	3
Allowance for doubtful receivables (Note 2)	(976,344)	-	(980,461)	-
Allowance for sales returns and others (Note 2)	(4,269,969)	(1)	(3,327,914)	(1)
Other receivables from related parties (Note 18)	1,797,714	1	1,667,383	-
Other financial assets (Notes 2 and 22)	2,403,929	1	2,080,640	1
Inventories, net (Notes 2 and 5)	16,257,955	3	14,171,945	3
Deferred income tax assets (Notes 2 and 12)	7,013,000	1	8,849,000	2
Prepaid expenses and other current assets	1,254,779	-	1,232,885	-
Total current assets	197,562,416	39	173,667,311	36
LONG-TERM INVESTMENTS (Notes 2, 6, 16 and 22)				
Equity method	51,076,803	10	46,828,322	10
Cost method	807,490	-	772,634	-
Long-term bonds	18,548,308	4	15,170,167	3
Other investments	10,227,000	2	10,521,740	2
Total long-term investments	80,659,601	16	73,292,863	15
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 7 and 18)				
Cost				
Buildings	90,769,622	18	84,299,167	17
Machinery and equipment	459,850,773	91	390,719,215	80
Office equipment	7,850,035	1	7,041,132	1
	558,470,430	110	482,059,514	98
Accumulated depreciation	(359,191,829)	(71)	(300,006,201)	(61)
Advance payments and construction in progress	14,867,032	3	45,923,087	10
Property, plant and equipment, net	214,145,633	42	227,976,400	47
GOODWILL (Note 2)	1,567,756	-	1,916,146	-
OTHER ASSETS				
Deferred charges, net (Notes 2, 8 and 21)	6,681,144	1	8,845,144	2
Deferred income tax assets (Notes 2 and 12)	6,759,955	2	1,645,003	-
Refundable deposits	83,642	-	85,413	-
Assets leased to others, net (Note 2)	72,879	-	78,613	-
Idle assets (Note 2)	6,789	-	46,317	-
Total other assets	13,604,409	3	10,700,490	2
TOTAL	$ 507,539,815	100	$ 487,553,210	100

LIABILITIES AND SHAREHOLDERS' EQUITY	2005 Amount	2005 %	2004 Amount	2004 %
CURRENT LIABILITIES				
Accounts payable	$ 8,052,106	1	$ 6,488,617	1
Payables to related parties (Notes 18 and 21)	3,242,197	1	3,198,490	1
Income tax payable (Notes 2 and 12)	3,815,888	1	379,903	-
Accrued expenses and other current liabilities (Notes 2, 10, 21 and 22)	8,214,994	1	8,917,533	2
Payables to contractors and equipment suppliers	8,859,230	2	31,154,309	6
Current portion of long-term bonds payable (Note 9)	-	-	10,500,000	2
Total current liabilities	32,184,415	6	60,638,852	12
LONG-TERM LIABILITIES				
Bonds payable (Note 9)	19,500,000	4	19,500,000	4
Other long-term payables (Notes 10 and 21)	1,511,100	-	1,934,968	-
Other payables to related parties (Notes 18 and 21)	1,100,475	-	2,317,972	1
Total long-term liabilities	22,111,575	4	23,752,940	5
OTHER LIABILITIES				
Accrued pension cost (Notes 2 and 11)	3,461,392	1	3,101,196	1
Guarantee deposits (Note 21)	2,892,945	1	412,393	-
Deferred credits (Notes 2 and 18)	1,259,139	-	682,530	-
Total other liabilities	7,613,476	2	4,196,119	1
Total liabilities	61,909,466	12	88,587,911	18
SHAREHOLDERS' EQUITY (Notes 2, 14, 15 and 16)				
Capital stock - $10 par value				
Authorized: 27,050,000 thousand shares in 2005 and 24,600,000 thousand shares in 2004				
Issued: 24,730,025 thousand shares in 2005 and 23,251,964 thousand shares in 2004	247,300,246	49	232,519,637	48
Capital surplus	57,117,886	11	56,537,259	11
Retained earnings				
Appropriated as legal capital reserve	34,348,208	7	25,528,007	5
Appropriated as special capital reserve	2,226,427	-	-	-
Unappropriated earnings	106,196,399	21	88,202,009	18
Others				
Cumulative translation adjustments	(640,742)	-	(2,226,427)	-
Treasury stock (at cost) - 32,938 thousand shares in 2005 and 45,521 thousand shares in 2004	(918,075)	-	(1,595,186)	-
Total shareholders' equity	445,630,349	88	398,965,299	82
TOTAL	$ 507,539,815	100	$ 487,553,210	100

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2005		2004	
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$ 270,315,064		$ 260,726,896	
SALES RETURNS AND ALLOWANCES (Note 2)	5,726,700		4,734,469	
NET SALES	264,588,364	100	255,992,427	100
COST OF SALES (Notes 13 and 18)	149,344,315	56	145,831,843	57
GROSS PROFIT	115,244,049	44	110,160,584	43
OPERATING EXPENSES (Notes 13 and 18)				
Research and development	13,395,801	5	12,516,434	5
General and administrative	7,485,011	3	9,367,010	3
Sales and marketing	1,349,413	1	1,454,362	1
Total operating expenses	22,230,225	9	23,337,806	9
INCOME FROM OPERATIONS	93,013,824	35	86,822,778	34
NON-OPERATING INCOME AND GAINS				
Interest (Notes 2 and 22)	2,769,978	1	1,687,681	1
Settlement income (Note 20)	950,046	1	-	-
Gain on disposal of property, plant and equipment (Notes 2 and 18)	494,374	-	164,147	-
Technical service income (Notes 18 and 21)	491,267	-	423,804	-
Equity in earnings of equity method investees, net (Notes 2 and 6)	-	-	4,040,319	2
Gain on sales of investments, net (Note 2)	-	-	90,319	-
Others (Note 18)	366,344	-	378,778	-
Total non-operating income and gains	5,072,009	2	6,785,048	3
NON-OPERATING EXPENSES AND LOSSES				
Interest (Notes 2, 7, 9 and 22)	2,429,568	1	1,278,072	1
Equity in losses of equity method investees, net (Notes 2 and 6)	1,052,045	1	-	-
Unrealized valuation loss on short-term investments (Notes 2 and 4)	337,160	-	75,212	-
Loss on sales of investments, net (Note 2)	149,498	-	-	-
Loss on disposal of property, plant, equipment and idle assets (Note 2)	59,992	-	107,722	-
Foreign exchange loss, net (Notes 2 and 22)	34,379	-	323,080	-
Others (Note 2)	203,768	-	45,156	-
Total non-operating expenses and losses	4,266,410	2	1,829,242	1
INCOME BEFORE INCOME TAX	93,819,423	35	91,778,584	36
INCOME TAX BENEFITS (EXPENSES) (Notes 2 and 12)	(244,388)	-	537,531	-
NET INCOME	$ 93,575,035	35	$ 92,316,115	36

(Continued)

	2005		2004	
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (NT$, Note 17)				
Basic earnings per share	$ 3.80	$ 3.79	$ 3.71	$ 3.73
Diluted earnings per share	$ 3.80	$ 3.79	$ 3.71	$ 3.73

The pro forma net income and earnings per share (after income tax) are shown as follows, and are based on the assumption that the parent company stock held by its subsidiaries is treated as an investment instead of as treasury stock (Notes 2 and 16):

	2005	2004
NET INCOME	$ 93,881,698	$ 92,340,760
EARNINGS PER SHARE (NT$)		
Basic earnings per share	$ 3.80	$ 3.73
Diluted earnings per share	$ 3.79	$ 3.73

The accompanying notes are an integral part of the financial statements.

(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Capital Stock		Capital Surplus	Retained Earnings				Unrealized Loss on Long-term Investments	Cumulative Translation Adjustments	Treasury Stock	Total Shareholders' Equity
	Shares (in Thousands)	Amount		Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total				
BALANCE, JANUARY 1, 2004	20,266,619	$ 202,666,189	$ 56,855,885	$ 20,802,137	$ 68,945	$ 50,229,008	$ 71,100,090	$ (35)	$ 225,408	$ (1,633,228)	$ 329,214,309
Appropriations of prior year's earnings											
Legal capital reserve	-	-	-	4,725,870	-	(4,725,870)	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(68,945)	68,945	-	-	-	-	-
Employees' profit sharing - in cash	-	-	-	-		(681,628)	(681,628)	-	-	-	(681,628)
Employees' profit sharing - in stock	272,651	2,726,514	-	-	-	(2,726,514)	(2,726,514)	-	-	-	-
Cash dividends to preferred shareholders	-	-	-	-	-	(184,493)	(184,493)	-	-	-	(184,493)
Cash dividends to common shareholders - NT$0.60 per share	-	-	-	-	-	(12,159,971)	(12,159,971)	-	-	-	(12,159,971)
Stock dividends to common shareholders - NT$1.41 per share	2,837,327	28,373,267	-	-	-	(28,373,267)	(28,373,267)	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(127,805)	(127,805)	-	-	-	(127,805)
Net income in 2004	-	-	-	-	-	92,316,115	92,316,115	-	-	-	92,316,115
Adjustment arising from changes of percentage of ownership in investees	-	-	34,059	-	-	-	-	-	-	-	34,059
Reversal of unrealized loss on long-term investment of investees	-	-	-	-	-	-	-	35	-	-	35
Translation adjustments	-	-	-	-	-	-	-	-	(2,451,835)	-	(2,451,835)
Issuance of stock from exercising stock options	87	867	2,757	-	-	-	-	-	-	-	3,624
Cash dividends received by subsidiaries from the Company	-	-	22,781	-	-	-	-	-	-	-	22,781
Treasury stock transactions - sales of the Company's stock held by subsidiaries	-	-	1,864	-	-	-	-	-	-	38,042	39,906
Treasury stock repurchased by the Company	-	-	-	-	-	-	-	-	-	(7,059,798)	(7,059,798)
Retirement of treasury stock	(124,720)	(1,247,200)	(380,087)	-	-	(5,432,511)	(5,432,511)	-	-	7,059,798	-
BALANCE, DECEMBER 31, 2004	23,251,964	232,519,637	56,537,259	25,528,007	-	88,202,009	113,730,016	-	(2,226,427)	(1,595,186)	398,965,299
Appropriations of prior year's earnings											
Legal capital reserve	-	-	-	8,820,201	-	(8,820,201)	-	-	-	-	-
Special capital reserve	-	-	-	-	2,226,427	(2,226,427)	-	-	-	-	-
Employees' profit sharing - in cash	-	-	-	-	-	(3,086,215)	(3,086,215)	-	-	-	(3,086,215)
Employees' profit sharing - in stock	308,622	3,086,215	-	-	-	(3,086,215)	(3,086,215)	-	-	-	-
Cash dividends to common shareholders - NT$2.00 per share	-	-	-	-	-	(46,504,097)	(46,504,097)	-	-	-	(46,504,097)
Stock dividends to common shareholders - NT$0.50 per share	1,162,602	11,626,024	-	-	-	(11,626,024)	(11,626,024)	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(231,466)	(231,466)	-	-	-	(231,466)
Net income in 2005	-	-	-	-	-	93,575,035	93,575,035	-	-	-	93,575,035
Adjustment arising from changes of percentage of ownership in investees	-	-	71,405	-	-	-	-	-	-	-	71,405
Translation adjustments	-	-	-	-	-	-	-	-	1,585,685	-	1,585,685
Issuance of stock from exercising stock options	6,837	68,370	202,559	-	-	-	-	-	-	-	270,929
Cash dividends received by subsidiaries from the Company	-	-	84,285	-	-	-	-	-	-	-	84,285
Treasury stock transactions - sales of the Company's stock held by subsidiaries	-	-	222,378	-	-	-	-	-	-	677,111	899,489
BALANCE, DECEMBER 31, 2005	24,730,025	$ 247,300,246	$ 57,117,886	$ 34,348,208	$ 2,226,427	$ 106,196,399	$ 142,771,034	$ -	$ (640,742)	$ (918,075)	$ 445,630,349

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 93,575,035	$ 92,316,115
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	67,991,423	63,072,140
Deferred income taxes	(3,278,952)	(1,101,407)
Equity in losses (earnings) of equity method investees, net	1,052,045	(4,040,319)
Gain on sales of long-term investments, net	(3,502)	(2,216)
Amortization of premium/discount from long-term bond investments, net	120,872	28,673
Gain on disposal of property, plant and equipment and idle assets, net	(434,382)	(56,425)
Loss on idle assets	131,849	-
Donation of idle assets	7,207	-
Provision for pension cost	360,196	500,945
Dividends received from equity method investees	668,464	-
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables from related parties	(4,914,565)	(1,301,979)
Notes and accounts receivable	(5,264,937)	(1,409,074)
Allowance for doubtful receivables	(4,117)	(35,561)
Allowance for sales returns and others	942,055	1,201,889
Other receivables from related parties	(1,243,126)	(27,938)
Other financial assets	(98,854)	(1,329,634)
Inventories, net	(2,086,010)	(3,264,787)
Prepaid expenses and other current assets	(21,280)	751,383
Increase (decrease) in:		
Accounts payable	1,563,489	404,741
Payables to related parties	(1,224,371)	(1,771,144)
Income tax payable	3,435,985	252,800
Accrued expenses and other liabilities	(890,473)	(507,984)
Deferred credits	95,744	-
Net cash provided by operating activities	150,479,795	143,680,218
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) in short-term investments, net	5,923,748	(43,822,489)
Acquisitions of:		
Long-term investments	(17,037,788)	(30,290,982)
Property, plant and equipment	(73,659,014)	(76,171,356)
Proceeds from disposal of:		
Long-term investments	10,474,035	7,822
Property, plant and equipment and idle assets	2,087,236	1,713,934
Increase in deferred charges	(847,721)	(2,404,130)
Decrease in refundable deposits	1,771	91,966
Net cash used in investing activities	(73,057,733)	(150,875,235)

(Continued)

	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash dividends paid for common stock	$ (46,504,097)	$ (12,159,971)
Repayment of long-term bonds payable	(10,500,000)	(5,000,000)
Cash bonus paid to employees	(3,086,215)	(681,628)
Increase (decrease) in guarantee deposits	2,480,552	(351,096)
Proceeds from exercise of stock options	270,929	3,624
Bonus to directors and supervisors	(231,466)	(127,805)
Repurchase of treasury stock	-	(7,059,798)
Cash dividends paid for preferred stock	-	(184,493)
Net cash used in financing activities	(57,570,297)	(25,561,167)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,851,765	(32,756,184)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	65,531,818	98,288,002
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 85,383,583	$ 65,531,818
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for		
Interest (excluding the amount capitalized of NT$262,109 thousand in 2004, Note 7)	$ 2,269,666	$ 1,304,621
Income tax	$ 87,351	$ 309,522
Cash paid for acquisition of property, plant and equipment		
Total acquisitions	$51,363,935	$100,207,781
Decrease (increase) of payables to contractors and equipment suppliers	22,295,079	(24,036,425)
	$ 73,659,014	$ 76,171,356
NONCASH INVESTING AND FINANCING ACTIVITIES		
Current portion of long-term bonds payable	$ -	$ 10,500,000
Current portion of other payables to related parties (under payables to related parties)	$ 693,956	$ 469,494
Current portion of other long-term payables (under accrued expenses and other current liabilities)	$ 869,072	$ 1,505,345
Reclassification of short-term investments to long-term investments	$ -	$ 3,402,413

The accompanying notes are an integral part of the financial statements.

(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2005 and 2004, the Company had 19,460 and 18,562 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management's estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments primarily consist of agency bonds, corporate bonds, asset-backed securities, bond funds, government bonds and others.

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the aggregate market value.

The costs of funds and listed stocks sold are accounted for using the weighted-average method; whereas the costs of other securities sold are accounted for using the specific identification method.

The market value of funds is determined using the net asset value of the funds at the end of the year, and the market value of listed stocks is determined using the average-closing prices of the listed stocks for the last month of the year. The market value of other short-term investments is determined using the average of bid and ask prices as of the balance sheet date.

Cash dividends are recorded as investment income in the current year.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding account receivables and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. The Company records a provision for estimated future returns and other allowances in the period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made based on historical experience, management's judgment, and any known factors that would significantly affect the allowance.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for finished goods and work in process. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company's share of the net income or net loss of investee is recognized in the "equity in earnings/losses of equity method investees, net" account. When equity investments are made, the difference, if any, between the cost of the investment and the Company's share of investee's net equity is amortized using the straight-line method over five years and is also recorded in the "equity in earnings/losses of equity method investees, net" account.

When the Company subscribes for additional investee shares at a percentage different from its existing ownership percentage of equity interest, the resulting carrying amount of the investment in the investee differs from the amount of the Company's share of the investee's net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions to the carrying amount of the investments if the dividends are received in the year of acquisition. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment.

Investments in mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of stocks and mutual funds sold are determined using the weighted-average method.

Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to interest income.

When investments in public-traded securities are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount and the market value at the time of reclassification becomes the new basis.

If an investee recognizes an unrealized loss on its long-term investments using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee and records the amount as a component of shareholders' equity.

When an indication of impairment is identified in an investment, the carrying amount of the investment is reduced to reflect other-than-temporary decline, with the related impairment loss charged to current income.

Gains or losses on sales from the Company to investees accounted for using the equity method are deferred in proportion to the Company's ownership percentages in the investees until realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has control is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from investees to the Company are deferred in proportion to the Company's ownership percentages in the investees until realized through transactions with third parties. Gains or losses on sales between investees accounted for using the equity method are deferred in proportion to the Company's weighted-average ownership percentages in the investees which record such gains or losses until realized through transactions with third parties.

If an investee's functional currency is a foreign currency, translation adjustments will result from the process of translating the investee's financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders' equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the year incurred. Interest expense incurred during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the year of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years. If an event occurs or circumstances change that more likely than not reduce the fair value of goodwill below its carrying amount, an impairment loss is charged to current income. Subsequent recovery in the fair value of the goodwill may not be recorded such as to reverse the impairment loss previously recorded.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: Technology license fees - the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges - 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees' individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Income tax on unappropriated earnings of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.

Treasury Stock

When the Company repurchases its outstanding common stock, the cost of the reacquired such stock is recorded as treasury stock and deducted from shareholders' equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. The Company's stock held by its subsidiaries is also treated as treasury stock and reclassified from long-term investments to treasury stock. The gains resulted from the disposal of the treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from the Company are recorded under capital surplus - treasury stock transactions.

Foreign-currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of the year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the end of the year, the receivables or payables arising from forward contracts are restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount is recorded using the current rate at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates are amortized over the terms of the contracts using the straight-line method. At the end of the year, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The contract amounts of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. The receivable or payable computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items.

Reclassifications

Certain accounts in the financial statements as of and for the year ended December 31, 2004 have been reclassified to conform to the financial statements as of and for the year ended December 31, 2005.

3. CASH AND CASH EQUIVALENTS

	2005	2004
Government bonds acquired under repurchase agreements	$ 47,963,226	$ 19,215,153
Cash and deposits in bank	37,007,192	45,838,453
Corporate notes	413,165	478,212
	$ 85,383,583	$ 65,531,818

4. SHORT-TERM INVESTMENTS, NET

	2005	2004
Agency bonds	$ 14,607,694	$ 8,633,889
Corporate bonds	12,463,688	13,554,598
Corporate issued asset-backed securities	11,724,149	11,766,877
Bond funds	6,055,578	10,662,758
Government bonds	2,087,418	7,346,858
Corporate notes	263,249	63,796
Money market funds	260,686	673,888
Public-traded stocks	5,257	6,528
Government bonds acquired under repurchase agreements	-	249,449
Commercial papers	-	95,666
	47,467,719	53,054,307
Allowance for valuation	(412,372)	(75,212)
	$ 47,055,347	$ 52,979,095
Market value	$ 47,055,347	$ 52,979,095

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2005, the Company's investment portfolios managed by these fund managers aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as agency bonds, corporate bonds, asset-backed securities, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.

5. INVENTORIES, NET

	2005	2004
Finished goods	$ 2,768,575	$ 3,229,417
Work in process	12,407,286	10,713,178
Raw materials	1,700,314	808,722
Supplies and spare parts	786,772	779,368
	17,662,947	15,530,685
Allowance for valuation	(1,404,992)	(1,358,740)
	$ 16,257,955	$ 14,171,945

6. LONG-TERM INVESTMENTS

	2005		2004	
	Carrying Amount	% of Owner-ship	Carrying Amount	% of Owner-ship
Equity method				
TSMC International Investment Ltd. (TSMC International)	$ 23,912,812	100	$ 23,778,997	100
TSMC (Shanghai) Company Limited (TSMC-Shanghai)	9,438,856	100	8,113,511	100
Vanguard International Semiconductor Corporation (VIS)	5,419,747	27	5,401,982	28
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	4,215,200	32	3,290,888	32
TSMC Partners, Ltd. (TSMC Partners)	4,091,166	100	3,908,356	100
TSMC North America (TSMC-North America)	1,790,186	100	502,242	100
Emerging Alliance Fund, L.P. (Emerging Alliance)	850,534	99	823,232	99
VentureTech Alliance Fund II, L.P. (VTAF II)	642,479	98	329,968	98
Global UniChip Corporation (GUC)	442,233	46	391,626	47
TSMC Japan K. K. (TSMC-Japan)	94,949	100	102,572	100
Chi Cherng Investment Co., Ltd. (Chi Cherng)	78,139	36	50,570	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	77,415	36	49,823	36
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	23,087	100	25,439	100
VisEra Technologies Company Ltd. (VisEra)	-	-	59,116	25
	51,076,803		46,828,322	
Cost method				
Unquoted stocks	472,500	-	482,500	-
Funds	334,990	-	290,134	-
	807,490		772,634	
Long-term bonds				
Government bonds	9,922,937		10,260,481	
Corporate bonds				
Taiwan Power Company	3,263,348		915,276	
Nan Ya Plastics Corporation	2,150,842		407,526	
China Steel Corporation	1,010,532		2,978,804	
Formosa Petrochemical Corporation	791,963		-	
Chinese Petroleum Corporation	705,436		-	
Far Eastone Telecommunication Co., Ltd.	300,026		-	
Formosa Plastics Corporation	268,855		405,485	
Formosa Chemical & Fiber Corporation	134,369		202,595	
	18,548,308		15,170,167	
Other investments	10,227,000		10,521,740	
	$ 80,659,601		$ 73,292,863	

For the years ended December 31, 2005 and 2004, net equity in losses and earnings recognized from the equity method investees was NT$1,052,045 thousand and NT$4,040,319 thousand, respectively. The carrying amounts of investments accounted for under the equity method and the related equity in losses or earnings of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods as the Company.

In November 2005, the Company transferred all of its shares in VisEra to VisEra Holding Company, an investee of TSMC Partners accounted for using the equity method, due to an investment structuring.

Other investments consisted of the following structured time-deposits:

	Principal Amount	Interest Receivable	Range of Interest Rates	Maturity Date
December 31, 2005				
Step-up callable deposits				
Foreign banks	$ 3,000,000	$ 8,145	1.40%-1.50%	Jun. 2007-Oct. 2007
Callable range accrual deposits				
Foreign banks	7,227,000	9,951	(see below)	Sep. 2009-Jan. 2010
	$ 10,227,000	$ 18,096		
December 31, 2004				
Step-up callable deposits				
Domestic banks	$ 2,000,000	$ 7,681	2.05%-2.20%	Jul. 2007-Aug. 2007
Foreign banks	2,138,340	14,054	1.44%-4.75%	Jun. 2007-Aug. 2007
Callable range accrual deposits				
Foreign banks	6,383,400	30,751	(see below)	Sep. 2009-Dec.2009
	$ 10,521,740	$ 52,486		

The interest rate of the step-up callable deposits is determined by the Company and the related banks. The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2005 and 2004, deposits that resided in banks located in Hong Kong amounted to NT$2,628,000 thousand and NT$2,553,360 thousand, respectively; those that resided in banks located in Singapore amounted to NT$657,000 thousand and NT$638,340 thousand, respectively.

7. PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Buildings	$ 42,902,526	$ 35,546,918
Machinery and equipment	310,626,317	259,782,721
Office equipment	5,662,986	4,676,562
	$ 359,191,829	$ 300,006,201

There was no capitalized interest for the year ended December 31, 2005. Interest expense for the year ended December 31, 2004 was NT$1,614,847 thousand (before deducting the amount capitalized of NT$262,109 thousand); the rate used for calculating the capitalized interest was 2.80%.

8. DEFERRED CHARGES, NET

Deferred charges, net at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Technology license fees	$ 4,985,806	$ 6,534,899
Software and system design costs	1,623,276	2,160,636
Other	72,062	149,609
	$ 6,681,144	$ 8,845,144

9. BONDS PAYABLE

Bonds payable at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Domestic unsecured bonds:		
Issued in December 2000 and repayable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% interest payable annually, respectively	$ 4,500,000	$ 15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three equal payments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000
	19,500,000	30,000,000
Current portion	-	(10,500,000)
	$ 19,500,000	$ 19,500,000

As of December 31, 2005, future principal repayments for the Company's bonds were as follows:

Year of Repayment	Amount
2007	$ 7,000,000
2009	8,000,000
2010 and thereafter	4,500,000
	$ 19,500,000

10. OTHER LONG-TERM PAYABLES

Most of the payables resulted from license arrangements related to semiconductor-related patents. Future payments for other long-term payables as of December 31, 2005 were as follows:

Year of Payment	Amount
2006	$ 869,072
2007	459,900
2008	262,800
2009	262,800
2010	262,800
2011 and thereafter	262,800
	2,380,172
Current portion (under accrued expenses and other current liabilities)	(869,072)
	$ 1,511,100

11. PENSION PLAN

The Labor Pension Act (the "Act") became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees' pension accounts per month shall not be less than 6% of each employee's monthly salary. Pursuant to the Act, the Company has made monthly contributions to employees' pension accounts starting from July 1, 2005, and recognized pension costs of NT$261,096 thousand for the second half of 2005.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee's length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee's name in the Central Trust of China.

Pension information on the defined benefit plan is summarized as follows:

a. Components of net periodic pension cost for the year

	2005	2004
Service costs	$ 468,044	$ 632,594
Interest costs	163,294	128,315
Projected return on plan assets	(49,627)	(41,925)
Amortization	8,300	8,300
Net periodic pension costs	$ 590,011	$ 727,284

b. Reconciliation of the funded status of the plan and accrued pension cost at December 31, 2005 and 2004

	2005	2004
Benefit obligation		
Vested benefit obligation	$ 62,302	$ 67,104
Nonvested benefit obligation	3,356,213	2,704,251
Accumulated benefit obligation	3,418,515	2,771,355
Additional benefits based on future salaries	2,546,186	2,132,721
Projected benefit obligation	5,964,701	4,904,076
Fair value of plan assets	(1,681,365)	(1,447,540)
Funded status	4,283,336	3,456,536
Unrecognized net transitional obligation	(124,491)	(132,791)
Unrecognized net loss	(697,453)	(222,549)
Accrued pension cost	$ 3,461,392	$ 3,101,196
Vested benefits	$ 67,752	$ 76,003

c. Actuarial assumptions

	2005	2004
Discount rated used in determining present values	2.75%	3.25%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	2.75%	3.25%

d. Contributions to the Fund for the year

	2005	2004
	$ 223,654	$ 226,339

e. Payments from the Fund for the year

	2005	2004
	$ 8,419	$ 1,446

12. INCOME TAX

a. A reconciliation of income tax expense based on "income before income tax" at statutory rate and *current income tax expense before tax credits* was as follows:

	2005	2004
Income tax expense based on "income before income tax" at statutory rate (25%)	$ 23,454,856	$ 22,944,646
Tax-exempt income	(12,243,435)	(15,372,913)
Temporary and permanent differences	860,918	2,077,362
Current income tax expense before tax credits	$ 12,072,339	$ 9,649,095

b. Income tax expense (benefit) consisted of the following:

	2005	2004
Current income tax expense before tax credits	$ 12,072,339	$ 9,649,095
Additional tax at 10% on unappropriated earnings	1,489,709	821,767
Income tax credits	(10,110,561)	(10,470,862)
Other income tax adjustments	71,853	563,876
Net change in deferred income tax assets		
Investment tax credits	2,018,813	(234,690)
Temporary differences	(1,768,265)	(1,034,916)
Adjustment in valuation allowance	(3,529,500)	168,199
Income tax expense (benefit)	$ 244,388	$ (537,531)

c. Net deferred income tax assets consisted of the following:

	2005	2004
Current deferred income tax assets		
Investment tax credits	$ 7,013,000	$ 8,849,000
Non-current deferred income tax assets, net		
Investment tax credits	16,852,771	17,035,584
Temporary differences	(682,270)	(2,450,535)
Valuation allowances	(9,410,546)	(12,940,046)
	$ 6,759,955	$ 1,645,003

d. Integrated income tax information:

The balance of the imputation credit account as of December 31, 2005 and 2004 was NT$20,087 thousand and zero, respectively.

The expected and actual creditable ratios for distribution of earnings of 2005 and 2004 were 0.02% and 0.11%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual allocation of the imputation credits is made.

e. All earnings generated prior to December 31, 1997 have been appropriated.

f. As of December 31, 2005, investment tax credits consisted of the following:

Law	Item	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$ 134,467	$ -	2005
		4,886,421	-	2006
		4,138,857	4,054,072	2007
		11,001,460	11,001,460	2008
		4,160,396	4,160,396	2009
		$ 24,321,601	$ 19,215,928	
Statute for Upgrading Industries	Research and development expenditures	$ 3,127,586	$ -	2005
		1,789,437	-	2006
		1,382,993	1,382,993	2007
		1,605,567	1,605,567	2008
		1,597,296	1,597,296	2009
		$ 9,502,879	$ 4,585,856	
Statute for Upgrading Industries	Personnel training	$ 29,448	$ -	2005
		20,381	-	2006
		26,780	26,780	2007
		37,207	37,207	2008
		$ 113,816	$ 63,987	
Statute for Upgrading Industries	Investments in important technology-based enterprises	$ 38,036	$ -	2005

g. The profits generated from the following expansion and construction projects are exempt from income tax:

	Tax-Exemption Period
Construction of Fab 8 - module B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007

h. The tax authorities have examined income tax returns of the Company through 2001.

13. LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2005			Year Ended December 31, 2004		
	Classified as Cost of Sales	Classified as Operating Expenses	Total	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost						
Salary	$ 9,160,576	$ 3,682,390	$ 12,842,966	$ 8,546,255	$ 4,068,927	$ 12,615,182
Labor and health insurance	625,744	297,483	923,227	571,853	309,585	881,438
Pension	576,776	274,280	851,056	471,646	255,482	727,128
Meal	429,307	141,259	570,566	391,834	150,297	542,131
Welfare benefit	167,218	95,208	262,426	150,754	90,611	241,365
Other	159,724	44,783	204,507	141,909	207,909	349,818
	$ 11,119,345	$ 4,535,403	$ 15,654,748	$ 10,274,251	$ 5,082,811	$ 15,357,062
Depreciation	$ 61,576,001	$ 3,031,796	$ 64,607,797	$ 56,001,719	$ 2,429,967	$ 58,431,686
Amortization	$ 1,763,527	$ 1,603,496	$ 3,367,023	$ 2,496,827	$ 2,137,893	$ 4,634,720

14. SHAREHOLDERS' EQUITY

The Company has issued a total of 864,194 thousand ADSs which are traded on the NYSE as of December 31, 2005. The number of common shares represented by the ADSs is 4,320,969 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are restricted to a certain percentage of the paid-in capital of the Company.

As of December 31, 2005 and 2004, the capital surplus consisted of the following:

	2005	2004
From merger	$ 24,003,546	$ 24,003,546
Additional paid-in capital	23,254,234	23,051,675
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	306,868	205
From long-term investments	192,759	121,354
Donations	55	55
	$ 57,117,886	$ 56,537,259

The Company's Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a. Legal capital reserve at 10% of the net profits left over, until the accumulated legal capital reserve has equaled the Company's paid-in capital;

b. Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c. Bonus to directors and supervisors and bonus to employees of the Company equal to not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors and supervisors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d. Any balance left over shall be allocated according to the resolution of the shareholders' meeting.

The Company's Articles of Incorporation also stipulate that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided, however, the ratio for stock dividend shall not exceed 50% of total distribution.

Any appropriations of the net profits are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal capital reserve shall be made until the reserve equals the Company's paid-in capital. The reserve can be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company's paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company's paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholder's equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock), shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2004 and 2003 had been approved in the shareholders' meetings held on May 10, 2005 and May 11, 2004, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)	
	For Fiscal Year 2004	For Fiscal Year 2003	For Fiscal Year 2004	For Fiscal Year 2003
Legal capital reserve	$ 8,820,201	$ 4,725,870		
Special capital reserve	2,226,427	(68,945)		
Employees' profit sharing - in cash	3,086,215	681,628		
Employees' profit sharing - in stock	3,086,215	2,726,514		
Cash dividends to preferred shareholders	-	184,493	$ -	$ 0.35
Cash dividends to common shareholders	46,504,097	12,159,971	2.00	0.60
Stock dividends to common shareholders	11,626,024	28,373,267	0.50	1.41
Bonus to directors and supervisors	231,466	127,805		
	$ 75,580,645	$ 48,910,603		

The amounts of the above appropriations of earnings for 2004 and 2003 are consistent with the resolutions of the meetings of the Board of Directors held on February 22, 2005 and February 17, 2004, respectively. However, the Company Law prescribes that TSMC, as a holder of treasury stock, shall not participate in the appropriation of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolutions. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged against earnings for 2004 and 2003, the after income tax basic earnings per share for the years ended December 31, 2004 and 2003 would have decreased from NT$3.97 to NT$3.70 and NT$2.33 to NT$2.15, respectively. The shares distributed as a bonus to employees represented 1.33% and 1.35% of the Company's total outstanding common shares as of December 31, 2004 and 2003, respectively.

As of January 12, 2006, the board of directors have not resolved the appropriation for earnings of 2005.

The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

15. STOCK-BASED COMPENSATION PLANS

The Company's Employee Stock Option Plans under the 2005 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2005 Plan, the 2003 Plan and the 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company's shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company's common shares listed on the TSE on the grant date.

Options that had never been granted or had been granted and subsequently cancelled under the 2003 Plan and the 2002 Plan were expired as of December 31, 2005.

Information about outstanding stock options for the years ended December 31, 2005 and 2004 was as follows:

	Number of Options (in Thousands)	Weighted-average Exercise Price (NT$)
Year ended December 31, 2005		
Balance, beginning of year	64,367	$ 40.5
Options granted	14,864	48.4
Options exercised	(6,837)	39.6
Options cancelled	(4,636)	44.1
Balance, end of year	67,758	42.1
Year ended December 31, 2004		
Balance, beginning of year	49,357	$ 43.0
Options granted	20,400	47.3
Options exercised	(87)	41.8
Options cancelled	(5,303)	45.9
Balance, end of year	64,367	44.1

The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of December 31, 2005, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price (NT$)	Number of Options (in Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)	Number of Options (in Thousands)	Weighted-average Exercise Price (NT$)
$29.9 - $42.1	45,787	7.10	$ 38.73	27,143	$ 38.59
47.0 - 54.5	21,971	8.82	49.20	327	54.50
	67,758			27,470	

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2005 and 2004. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the years ended December 31, 2005 and 2004 would have been as follows:

	2005	2004
Assumptions:		
Expected dividend yield	1.00%–3.44%	1.00%
Expected volatility	43.77%–46.15%	43.77%–46.15%
Risk free interest rate	3.07%–3.85%	3.07%–3.85%
Expected life	5 years	5 years
Net income:		
Net income as reported	$ 93,575,035	$ 92,316,115
Pro forma net income	93,458,191	92,257,355
Earnings per share (EPS) - after income tax (NT$):		
Basic EPS as reported	$ 3.79	$ 3.73
Pro forma basic EPS	3.79	3.73
Diluted EPS as reported	3.79	3.73
Pro forma diluted EPS	3.78	3.73

The estimated weighted average fair value per unit for the options granted during the years ended December 31, 2005 and 2004 was NT$17.69and NT$19.73, respectively.

16. TREASURY STOCK (COMMON STOCK)

(Shares in Thousands)

	Beginning Shares	Increase/Stock Dividends	Disposal	Ending Shares
Year ended December 31, 2005				
Reclassification of parent company stock held by subsidiaries from long-term investment	45,521	2,242	14,825	32,938
Year ended December 31, 2004				
Reclassification of parent company stock held by subsidiaries from long-term investment	40,597	5,676	752	45,521
Repurchase under share buyback plan	-	124,720	124,720	-
	40,597	130,396	125,472	45,521

Proceeds from disposal of treasury stock for the years ended December 31, 2005 and 2004 were NT$899,489 thousand and NT$39,906 thousand, respectively. As of December 31, 2005 and 2004, the book value of the treasury stock was NT$918,075 thousand and NT$1,595,186 thousand, respectively; the market value was NT$2,047,126 thousand and NT$2,241,009 thousand, respectively. The Company's stocks held by its subsidiaries are treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to the right to vote.

The Company held a special meeting of the Board of Directors and approved a share buyback plan to repurchase the Company's common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. The Company repurchased 124,720 thousand common shares for a total cost of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.

17. EARNINGS PER SHARE

EPS is computed as follows:

	Amounts (Numerator)		Number of Shares (Denominator) (in Thousands)	EPS (NT$)	
	Before Income Tax	After Income Tax		Before Income Tax	After Income Tax
Year ended December 31, 2005					
Basic EPS					
Income available to common shareholders	$ 93,819,423	$93,575,035	24,679,947	$ 3.80	$ 3.79
Effect of dilutive potential common stock - stock options	-	-	13,165		
Diluted EPS					
Income available to common shareholders (including effect of dilutive potential common stock)	$ 93,819,423	$93,575,035	24,693,112	$ 3.80	$ 3.79
Year ended December 31, 2004					
Basic EPS					
Income available to common shareholders	$ 91,778,584	$92,316,115	24,717,531	$ 3.71	$ 3.73
Effect of dilutive potential common stock - stock options	-	-	6,484		
Diluted EPS					
Income available to common shareholders (including effect of dilutive potential common stock)	$ 91,778,584	$92,316,115	24,724,015	$ 3.71	$ 3.73

18. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a. Industrial Technology Research Institute (ITRI); the chairman of the Company is one of its directors.

b. Philips, a major shareholder of the Company.

c. Subsidiaries
TSMC-North America
TSMC-Europe
TSMC-Japan
TSMC-Shanghai

d. Investees

VIS (accounted for using equity method)
SSMC (accounted for using equity method)
GUC (*with controlling financial interest*)

e. Indirect subsidiaries

WaferTech, LLC (WaferTech)
TSMC Technology, Inc. (TSMC Technology)

f. *Indirect investee*

VisEra, originally an investee over which the Company has control; starting from November 2005, VisEra became an indirect investee accounted for using the equity method after an investment structuring.

Transactions with the aforementioned parties, excluding those disclosed in other notes, are summarized as follows:

	2005		2004	
	Amount	%	Amount	%
For the year				
Sales				
TSMC-North America	$ 153,618,916	57	$ 142,271,732	55
Philips	3,298,770	1	5,463,565	2
Others	650,239	-	466,345	-
	$ 157,567,925	58	$ 148,201,642	57
Purchases				
WaferTech	$ 11,137,313	28	$ 15,203,047	34
SSMC	5,729,672	15	5,869,123	13
VIS	4,142,457	10	9,169,602	21
TSMC-Shanghai	1,405,030	4	12,752	-
	$ 22,414,472	57	$ 30,254,524	68
Manufacturing expenses - technical assistance fee (Note 21a)				
Philips	$ 581,059	-	$ 907,047	1
Marketing expenses - commission				
TSMC-Japan	$ 243,646	18	$ 253,341	17
TSMC-Europe	221,164	16	202,678	14
	$ 464,810	34	$ 456,019	31
General and administrative expense - rental expenses				
GUC	$ 16,744	-	$ 13,186	-
Research and development expenses				
GUC	$ 19,467	-	$ 11,688	-

(Continued)

	2005		2004	
	Amount	%	Amount	%
Proceeds from sales of property, plant and equipment				
VisEra	$ 534,279	52	$ -	-
TSMC-Shanghai	125,381	13	2,969,347	96
VIS	-	-	33,974	1
	$ 659,660	65	$ 3,003,321	97
Non-operating income and gains				
SSMC (primarily for technical service income, Note 21e)	$ 316,243	6	$ 364,505	5
VisEra	308,071	6	28,917	1
VIS (primarily for technical service income, Note 21j)	210,720	4	117,760	2
TSMC-Shanghai	180,234	4	-	-
WaferTech	-	-	3,267	-
	$ 1,015,268	20	$ 514,449	8
At end of year				
Receivables				
TSMC-North America	$ 20,407,621	97	$ 15,476,920	96
Philips	573,565	3	581,487	4
Others	69,418	-	77,632	-
	$ 21,050,604	100	$ 16,136,039	100
Other receivables				
TSMC Technology	$ 972,563	54	$ 2,880	-
VisEra	374,202	21	30,279	2
TSMC-North America	198,505	11	50,044	3
SSMC	149,251	8	63,701	4
VIS	74,457	4	47,599	3
TSMC-Shanghai	28,593	2	1,472,880	88
Others	143	-	-	-
	$ 1,797,714	100	$ 1,667,383	100
Payables				
WaferTech	$ 1,133,217	35	$ 913,107	29
Philips	693,956	21	469,494	15
VIS	563,240	17	1,533,938	48
SSMC	485,873	15	207,794	6
TSMC-Shanghai	274,820	9	12,591	-
Others	91,091	3	61,566	2
	$ 3,242,197	100	$ 3,198,490	100
Other long-term payables				
Philips (Note 21a)	$ 1,100,475	100	$ 2,317,972	100
Deferred credits				
TSMC-Shanghai	$ 641,762	51	$ 682,530	100
VisEra	186,525	15	-	-
	$ 828,287	66	$ 682,530	100

(Concluded)

The terms of sales to related parties were not significantly different from those to third parties. For other related party transactions, prices were determined in accordance with related contractual agreements.

The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

19. SIGNIFICANT LONG-TERM LEASES

The Company leases land from the Science-Based Industrial Park Administration. These operating lease agreements expire on various dates from March 2008 to December 2020 and can be renewed upon their expiration.

As of December 31, 2005, future lease payments were as follows:

Year	Amount
2006	$ 258,069
2007	248,185
2008	222,450
2009	213,872
2010	166,803
2011 and thereafter	1,103,708
	$ 2,213,087

20. SETTLEMENT INCOME

TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation ("SMIC"), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC's trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175 million over six years to resolve TSMC's claims.

21. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2005 were as follows:

a. On June 20, 2004, the Company and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under certain percentage of the Company's annual net sales. The Company and Philips agreed to cross license the patents owned by each party. The Company also obtained through Philips a number of cross patent licenses.

b. Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c. Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2005, the Company had a total of US$87,660 thousand of guarantee deposits.

d. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. The Company's equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. The Company and Philips are required, in the aggregate, to purchase up to 70% of SSMC's full capacity, but the Company alone is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e. The Company provides technical services to SSMC under a Technology Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f. Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g. Beginning in 2001, the Company entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts vary with payments to be made in the form of royalties. The Company has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

h. In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement expired on December 31, 2005.

i. In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

j. The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

k. Amounts available under unused letters of credit as of December 31, 2005 were NT$6,480 thousand.

l. The Company provided guarantees on loans amounting to US$40,000 thousand for TSMC-North America.

22. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a. Financing provided: Please see Table 1 attached;

b. Endorsement/guarantee provided: Please see Table 2 attached;

c. Marketable securities held: Please see Table 3 attached;

d. Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e. Acquisition of real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f. Disposal of real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g. Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h. Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i. Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 7 attached;

j. Financial instrument transactions:

1) Derivative financial instruments

The Company and TSMC-Shanghai entered into derivative financial instrument transactions during the years ended December 31, 2005 and 2004 to manage exposures related to foreign exchange rate and interest rate fluctuations. Certain information on these contracts was as follows:

a) Outstanding forward exchange contracts as of December 31, 2005 and 2004:

i) The Company

Financial Instruments	Currency	Maturity	Contract Amount (in Thousands)
December 31, 2005			
Sell	US$/NT$	Jan. 2006	US$ 60,000
December 31, 2004			
Sell	US$/NT$	Jan. 2005 to Mar. 2005	US$ 733,000
Sell	US$/EUR	Jan. 2005	US$ 159,081

As of December 31, 2005 and 2004, receivables resulted from forward exchange contracts (classified under current assets) aggregated NT$26,720 thousand, and NT$392,534 thousand, respectively. As of December 31, 2004, payables resulted from forward exchange contracts (classified under current liabilities) aggregated NT$559 thousand.

ii) As of December 31, 2005, TSMC-Shanghai did not have any outstanding forward exchange contract. TSMC-Shanghai did not enter into any derivative financial instrument transaction during the year ended December 31, 2004.

b) Cross currency swaps

Outstanding cross currency swap contracts as of December 31, 2005 and 2004 were as follows:

Maturity Date	Contract Amount (in Thousands)	Range of Interest Rate Paid	Range of Interest Rate Received
December 31, 2005			
Jan. 2006 to Mar. 2006	US$ 2,089,000	4.15%-4.54%	0.02%-2.12%
December 31, 2004			
Jan. 2005 to Jun. 2005	US$ 1,420,000	1.28%-2.72%	0.49%-1.17%

As of December 31, 2005 and 2004, receivables resulted from cross currency swap contracts (classified under current assets) were NT$1,119,905 thousand and NT$761,030 thousand, respectively.

c) Option contracts

As of December 31, 2005, the Company did not have any outstanding foreign currency option contract. The Company did not enter into any foreign currency option contract for the year ended December 31, 2004.

During the years ended December 31, 2005 and 2004, the net exchange gain or loss arising from forward exchange contracts, cross currency swap contracts and foreign currency option contracts was recognized in the "foreign exchange gain/loss, net" account and the difference in interest was recorded in interest income/expense.

d) Interest rate swap contracts

The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand was recognized in the "interest expense" account. There was no outstanding contract as of December 31, 2005.

Outstanding contracts as of December 31, 2004 were as follows:

Contract Date	Period	Contract Amount (in Thousands)
Sep. 2003	Sep. 2003 to Dec. 2005	NT$ 500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Nov. 2003	Nov. 2003 to Dec. 2005	500,000

e) Transaction risk

i) Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to be incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii) Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risk is believed to be low.

iii) Cash flow risk and the amount and period of future cash needs.

As of December 31, 2005, the Company's future cash needs for outstanding forward exchange contracts and cross currency swap contracts were as follows:

Term	Inflow (In Thousands)	Outflow (In Thousands)
Within one year	NT$ 71,820,892	US$ 2,149,000

The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.

2) Fair values of financial instruments were as follows:

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivative financial instruments				
Assets				
Short-term investments, net	$ 47,055,347	$ 47,055,347	$ 52,979,095	$ 52,979,095
Long-term investments (securities with market price)	34,213,151	39,470,482	20,572,150	23,657,754
Liabilities				
Bonds payable (including current portion)	19,500,000	19,924,923	30,000,000	30,607,341
Derivative financial instruments				
Assets (liabilities)				
Forward exchange contracts (sell)	$ 26,720	$ 28,474	$ 391,975	$ 317,090
Cross currency swap contracts	1,119,905	789,903	761,030	760,012
Interest rate swap contracts	-	-	4,361	(22,714)

The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned financial instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of the long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates their carrying amount.

Fair values of financial instruments were determined as follows:

a) Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b) Fair value of bonds payable is based on their quoted market price.

c) Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.

The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

k. Information on investment in Mainland China

1) The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 8 attached.

2) Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial statements: Please see Note 18.

23. SEGMENT FINANCIAL INFORMATION

a. Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b. Export sales

Area	2005	2004
Americas	$ 119,838,520	$ 113,948,320
Asia and others	101,698,615	91,057,215
Europe	17,937,376	19,084,530
	$ 239,474,511	$ 224,090,065

The export sales information is based on amounts billed to customers within the areas.

c. Major customers representing at least 10% of total net sales

The Company only has one customer that accounts for at least 10% of its total net sales in the year ended December 31, 2005. The net sales to such customer amounted to $29,258,338 thousand and $25,299,856 thousand in the years ended December 31, 2005 and 2004, representing 11% and 10% of its total net sales, respectively.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND INVESTEES

FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands)	Ending Balance (US$ in Thousands)	Interest Rate	Type of Financing (Note 1)	Transaction Amounts	Reasons for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company's Financing Amount Limits (US$ in Thousands)
											Item	Value		
1	TSMC International	TSMC Development	Other receivables	$ 1,971,000 (US$ 60,000)	$ 1,149,750 (US$ 35,000)	1.50%	2	$ -	Operating capital	$ -	-	$ -	N/A	$ 32,454,757 (US$ 987,968) (Note 2)
2	TSMC Partners	TSMC Development	Other receivables	2,628,000 (US$ 80,000)	-	1.50%	2	-	Operating capital	-	-	-	N/A	(Note 3)

Note 1: The type No. 2 represents necessary for short-term financing.

Note 2: Not exceeding the issued capital of the Company.

Note 3: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement / Guarantee Provider	Counter-party		Limits on Each Counter-party's Endorsement / Guarantee Amounts	Maximum Balance for the Period (US$ in Thousands)	Ending Balance (US$ in Thousands)	Value of Collateral Property, Plant and Equipment	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral / Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)						
0	The Company	TSMC-North America	2	Not exceed 10% of the net worth of the Company, and be also limited to the paid-in capital of the endorsement / guarantee company, unless otherwise approved by Board of Directors.	$ 1,314,000 (US$ 40,000)	$ 1,314,000 (US$ 40,000)	$ -	0.29%	$ 111,407,587
		TSMC Development	3		1,971,000 (US$ 60,000)	-	-	-	

Note 1: 25% of the net worth of the Company as of December 31, 2005.

Note 2: The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.

The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND INVESTEES

MARKETABLE SECURITIES HELD
DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
The Company	Government bonds							
	United States Treas Nts	-	Short-term investment	-	US$ 47,516	N/A	US$ 47,233	
	Kreditanstal Fur Wiederaufbau	-	Short-term investment	-	US$ 6,881	N/A	US$ 6,839	
	2004 Government Bond Series E	-	Short-term investment	-	$ 300,472	N/A	$ 300,563	
	2002 Government Bond Series B	-	Long-term investment	-	355,936	N/A	354,832	
	2002 Government Bond Series F	-	Long-term investment	-	149,441	N/A	149,256	
	2004 Government Bond Series A	-	Long-term investment	-	2,349,973	N/A	2,349,857	
	2004 Government Bond Series E	-	Long-term investment	-	3,898,610	N/A	3,896,739	
	2004 Kaohsiung Municipal Bond Series A	-	Long-term investment	-	620,000	N/A	618,160	
	2005 Government Bond Series A	-	Long-term investment	-	2,548,977	N/A	2,544,964	
	Bond funds							
	JF Taiwan First Bond Fund	-	Short-term investment	63,131	856,359	N/A	875,416	
	ABN AMRO Bond Fund	-	Short-term investment	134,906	1,956,175	N/A	2,004,862	
	JF Taiwan Bond Fund	-	Short-term investment	62,009	908,656	N/A	933,430	
	Dresdner Bond DAM Fund	-	Short-term investment	69,303	771,617	N/A	792,068	
	Shinkong Chi Shin Bond Fund	-	Short-term investment	55,063	762,771	N/A	778,482	
	NITC Bond Fund	-	Short-term investment	3,764	600,000	N/A	610,864	
	ABN AMRO Select Bond Fund	-	Short-term investment	18,235	200,000	N/A	203,860	
	Stock							
	Taiwan Mask Corp.	-	Short-term investment	1,439	5,257	-	21,280	
	TSMC International	Subsidiary	Long-term investment	987,968	23,912,812	100	23,912,812	
	VIS	Investee accounted for using equity method	Long-term investment	437,891	5,419,747	27	10,991,064	
	SSMC	Investee accounted for using equity method	Long-term investment	382	4,215,200	32	4,215,200	
	TSMC Partners	Subsidiary	Long-term investment	300	4,091,166	100	4,091,166	
	TSMC-North America	Subsidiary	Long-term investment	11,000	1,790,186	100	1,790,186	
	GUC	Investee with controlling financial interest	Long-term investment	40,147	442,233	46	465,258	
	TSMC-Japan	Subsidiary	Long-term investment	6	94,949	100	94,949	
	TSMC-Europe	Subsidiary	Long-term investment	-	23,087	100	23,087	
	United Industrial Gases Co., Ltd.	-	Long-term investment	16,783	193,584	10	295,606	
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Long-term investment	10,500	105,000	7	186,387	
	Hontung Venture Capital Co., Ltd.	-	Long-term investment	8,392	$ 83,916	10	$ 46,801	
	Gobaltop Partner I Venture Capital Corp.	-	Long-term investment	5,000	50,000	1	49,947	
	W.K. Technology Fund IV	-	Long-term investment	4,000	40,000	2	43,645	
	Capital							
	TSMC-Shanghai	Subsidiary	Long-term investment	-	9,438,856	100	9,438,856	
	Emerging Alliance	Subsidiary	Long-term investment	-	850,534	99	850,534	
	VTAF II	Subsidiary	Long-term investment	-	642,479	98	642,479	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Chi Cherng	Subsidiary	Long-term investment	-	78,139	36	536,703	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	Long-term investment	-	77,415	36	536,926	Treasury stock of NT$459,511 thousand is deducted from the carrying value
	Corporate bonds							
	Abbott Labs	-	Short-term investment	-	US$ 1,581	N/A	US$ 1,526	
	Abbott Labs	-	Short-term investment	-	US$ 2,732	N/A	US$ 2,595	
	Ace Ltd.	-	Short-term investment	-	US$ 1,046	N/A	US$ 1,011	
	AIG Sunamerica Global Fing Ix	-	Short-term investment	-	US$ 1,032	N/A	US$ 1,001	
	Allstate Life Global Fdg Secd	-	Short-term investment	-	US$ 2,998	N/A	US$ 2,948	
	Alltel Corp.	-	Short-term investment	-	US$ 609	N/A	US$ 598	
	American Express Co.	-	Short-term investment	-	US$ 3,550	N/A	US$ 3,435	
	American Gen Fin Corp.	-	Short-term investment	-	US$ 1,768	N/A	US$ 1,670	
	American Gen Fin Corp. Mtn	-	Short-term investment	-	US$ 1,058	N/A	US$ 1,011	
	American Gen Fin Corp. Mtn	-	Short-term investment	-	US$ 3,130	N/A	US$ 2,998	
	American Honda Fin Corp. Mtn	-	Short-term investment	-	US$ 3,800	N/A	US$ 3,808	
	Ameritech Capital Funding Co.	-	Short-term investment	-	US$ 510	N/A	US$ 491	
	Amgen Inc.	-	Short-term investment	-	US$ 3,005	N/A	US$ 2,907	
	Amsouth Bk Birmingham Ala	-	Short-term investment	-	US$ 1,972	N/A	US$ 1,967	
	Anz Cap Tr I	-	Short-term investment	-	US$ 1,012	N/A	US$ 968	
	Associates Corp. North Amer	-	Short-term investment	-	US$ 2,700	N/A	US$ 2,582	
	Bank New York Inc.	-	Short-term investment	-	US$ 1,972	N/A	US$ 1,984	
	Bank New York Inc.	-	Short-term investment	-	US$ 1,525	N/A	US$ 1,485	
	Bank Scotland Treas Svcs Plc	-	Short-term investment	-	US$ 2,715	N/A	US$ 2,729	
	Bank Utd Houston Tx Mtbn	-	Short-term investment	-	US$ 580	N/A	US$ 544	
	Bear Stearns Cos Inc.	-	Short-term investment	-	US$ 3,329	N/A	US$ 3,337	
	Bear Stearns Cos Inc.	-	Short-term investment	-	US$ 3,757	N/A	US$ 3,662	
	Beneficial Corp. Mtn Bk Entry	-	Short-term investment	-	US$ 2,434	N/A	US$ 2,340	
	Berkshire Hathaway Fin Corp.	-	Short-term investment	-	US$ 1,498	N/A	US$ 1,472	
	Cargill Inc.	-	Short-term investment	-	US$ 2,120	N/A	US$ 2,012	
	Caterpillar Finl Svcs Mtn	-	Short-term investment	-	US$ 5,721	N/A	US$ 5,724	
	Chase Manhattan Corp. New	-	Short-term investment	-	US$ 1,628	N/A	US$ 1,546	
	Chase Manhattan Corp. New		Short-term investment	-	US$ 2,246	N/A	US$ 2,155	
	Chubb Corp.	-	Short-term investment	-	US$ 2,138	N/A	US$ 2,125	
	Cit Group Hldgs Inc.	-	Short-term investment	-	US$ 3,203	N/A	US$ 3,068	
	Citicorp	-	Short-term investment	-	US$ 1,473	N/A	US$ 1,407	
	Cogentrix Energy Inc.	-	Short-term investment	-	US$ 2,885	N/A	US$ 2,739	
	Colonial Pipeline Co.	-	Short-term investment	-	US$ 1,625	N/A	US$ 1,536	
	Corestates Cap Corp.	-	Short-term investment	-	US$ 1,062	N/A	US$ 1,018	
	Countrywide Fdg Corp. Mtn	-	Short-term investment	-	US$ 2,100	N/A	US$ 2,066	
	Countrywide Home Lns Inc.	-	Short-term investment	-	US$ 5,210	N/A	US$ 5,020	
	Credit Suisse Fb USA Inc.	-	Short-term investment	-	US$ 4,141	N/A	US$ 4,029	
	Credit Suisse Fincl Products	-	Short-term investment	-	US$ 1,507	N/A	US$ 1,508	
	Credit Suisse First Boston	-	Short-term investment	-	US$ 786	N/A	US$ 748	
	Credit Suisse First Boston USA	-	Short-term investment	-	US$ 2,249	N/A	US$ 2,175	
	Daimlerchrysler North Amer	-	Short-term investment	-	US$ 997	N/A	US$ 972	
	Daimlerchrysler North Amer Hld	-	Short-term investment	-	US$ 749	N/A	US$ 751	
	Dayton Hudson Corp.	-	Short-term investment	-	US$ 2,104	N/A	US$ 2,056	
	Deere John Cap Corp.	-	Short-term investment	-	US$ 5,079	N/A	US$ 5,020	
	Dell Computer Corp.	-	Short-term investment	-	US$ 3,054	N/A	US$ 2,874	
	Den Danske Bk Aktieselskab	-	Short-term investment	-	US$ 2,192	N/A	US$ 2,067	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005 Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Diageo Plc	-	Short-term investment	-	US$ 3,459	N/A	US$ 3,419	
	Dow Chem Co.	-	Short-term investment	-	US$ 921	N/A	US$ 863	
	European Invt Bk	-	Short-term investment	-	US$ 3,918	N/A	US$ 3,910	
	European Invt Bk	-	Short-term investment	-	US$ 8,315	N/A	US$ 8,023	
	Fifth Third Bk Cincinnati OH	-	Short-term investment	-	US$ 2,419	N/A	US$ 2,414	
	First Data Corp.	-	Short-term investment	-	US$ 3,013	N/A	US$ 2,860	
	Fleet Boston Corp.	-	Short-term investment	-	US$ 2,850	N/A	US$ 2,718	
	Fleet Finl Group Inc. New	-	Short-term investment	-	US$ 975	N/A	US$ 923	
	Fleet Finl Group Inc. New	-	Short-term investment	-	US$ 494	N/A	US$ 474	
	Fpl Group Cap Inc.	-	Short-term investment	-	US$ 1,001	N/A	US$ 997	
	Fpl Group Cap Inc.	-	Short-term investment	-	US$ 860	N/A	US$ 845	
	Gannett Co Inc.	-	Short-term investment	-	US$ 2,999	N/A	US$ 2,930	
	General Elec Cap Corp. Mtn	-	Short-term investment	-	US$ 3,989	N/A	US$ 3,894	
	General Elec Cap Corp. Mtn	-	Short-term investment	-	US$ 8,862	N/A	US$ 8,755	
	General Re Corp.	-	Short-term investment	-	US$ 3,500	N/A	US$ 3,430	
	Genworth Finl Inc.	-	Short-term investment	-	US$ 3,412	N/A	US$ 3,419	
	Goldman Sachs Group Inc.	-	Short-term investment	-	US$ 4,981	N/A	US$ 4,970	
	Goldman Sachs Group Inc.	-	Short-term investment	-	US$ 3,477	N/A	US$ 3,452	
	Goldman Sachs Group LP	-	Short-term investment	-	US$ 1,637	N/A	US$ 1,530	
	Greenpoint Finl Corp.	-	Short-term investment	-	US$ 974	N/A	US$ 959	
	Gte Corp.	-	Short-term investment	-	US$ 2,134	N/A	US$ 2,041	
	Hancock John Global Fdg II Mtn	-	Short-term investment	-	US$ 3,566	N/A	US$ 3,512	
	Hancock John Global Fdg Mtn	-	Short-term investment	-	US$ 1,003	N/A	US$ 970	
	Hartford Finl Svcs Group Inc.	-	Short-term investment	-	US$ 296	N/A	US$ 297	
	Hartford Finl Svcs Group Inc.	-	Short-term investment	-	US$ 1,435	N/A	US$ 1,371	
	Hbos Plc Medium Term Sr Nts	-	Short-term investment	-	US$ 3,201	N/A	US$ 3,181	
	Hbos Plc Meduim Term Sr Nts	-	Short-term investment	-	US$ 2,977	N/A	US$ 2,940	
	Heller Finl Inc.	-	Short-term investment	-	US$ 2,071	N/A	US$ 1,984	
	Hershey Foods Corp.	-	Short-term investment	-	US$ 1,627	N/A	US$ 1,537	
	Hewlett Packard Co.	-	Short-term investment	-	US$ 3,373	N/A	US$ 3,204	
	Honeywell Inc.	-	Short-term investment	-	US$ 3,284	N/A	US$ 3,081	
	Household Fin Corp.	-	Short-term investment	-	US$ 2,993	N/A	US$ 2,908	
	Household Fin Corp.	-	Short-term investment	-	US$ 532	N/A	US$ 512	
	Household Intl Inc	-	Short-term investment	-	US$ 2,878	N/A	US$ 2,892	
	HSBC Fin Corp Mtn	-	Short-term investment	-	US$ 5,097	N/A	US$ 5,066	
	HSBC USA Inc. New	-	Short-term investment	-	US$ 1,154	N/A	US$ 1,091	
	Huntington Natl Bk Columbus OH	-	Short-term investment	-	US$ 2,954	N/A	US$ 2,954	
	ING Bank	-	Short-term investment	-	US$ 2,114	N/A	US$ 2,024	
	ING Sec Life Instl Fdg	-	Short-term investment	-	US$ 2,544	N/A	US$ 2,485	
	International Business Machs	-	Short-term investment	-	US$ 2,249	N/A	US$ 2,208	
	International Lease Fin Corp.	-	Short-term investment	-	US$ 2,031	N/A	US$ 2,005	
	Intl Lease Fin Corp. Mtn	-	Short-term investment	-	US$ 3,028	N/A	US$ 2,943	
	Intl Lease Fin Corp. Mtn	-	Short-term investment	-	US$ 2,471	N/A	US$ 2,481	
	JP Morgan Chase + Co.	-	Short-term investment	-	US$ 3,406	N/A	US$ 3,353	
	Jackson Natl Life Global Fdg	-	Short-term investment	-	US$ 1,036	N/A	US$ 1,006	
	Jackson Natl Life Global Fdg S	-	Short-term investment	-	US$ 1,999	N/A	US$ 2,004	
	JP Morgan Chase + Co.	-	Short-term investment	-	US$ 3,663	N/A	US$ 3,522	
	Key Bk Na Med Term Nts Bk Entr	-	Short-term investment	-	US$ 4,450	N/A	US$ 4,409	
	Keycorp Mtn Book Entry	-	Short-term investment	-	US$ 3,500	N/A	US$ 3,512	
	Kraft Foods Inc.	-	Short-term investment	-	US$ 773	N/A	US$ 749	
	Kraft Foods Inc.	-	Short-term investment	-	US$ 1,037	N/A	US$ 1,006	
	Lehman Brothers Hldgs Inc.	-	Short-term investment	-	US$ 1,668	N/A	US$ 1,631	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Lehman Brothers Hldgs Inc.	-	Short-term investment	-	US$ 499	N/A	US$ 489	
	Lehman Brothers Hldgs Inc.	-	Short-term investment	-	US$ 1,163	N/A	US$ 1,105	
	Lincoln Natl Corp. In	-	Short-term investment	-	US$ 519	N/A	US$ 503	
	Merita Bk Ltd. Ny Brh	-	Short-term investment	-	US$ 538	N/A	US$ 513	
	Merrill Lynch + Co. Inc.	-	Short-term investment	-	US$ 3,486	N/A	US$ 3,421	
	Merrill Lynch + Co. Inc.	-	Short-term investment	-	US$ 1,992	N/A	US$ 1,983	
	Merrill Lynch + Co. Inc.	-	Short-term investment	-	US$ 4,900	N/A	US$ 4,891	
	Metropolitan Life Global Mtn	-	Short-term investment	-	US$ 1,907	N/A	US$ 1,894	
	Monumental Global Fdg II	-	Short-term investment	-	US$ 1,534	N/A	US$ 1,476	
	Monumental Global Fdg II 2002A	-	Short-term investment	-	US$ 1,045	N/A	US$ 1,005	
	Morgan Stanley	-	Short-term investment	-	US$ 2,144	N/A	US$ 2,142	
	Morgan Stanley Group Inc.	-	Short-term investment	-	US$ 4,507	N/A	US$ 4,432	
	National City Corp.	-	Short-term investment	-	US$ 3,426	N/A	US$ 3,378	
	National Westminster Bk Plc	-	Short-term investment	-	US$ 1,433	N/A	US$ 1,355	
	Nationwide Bldg Soc	-	Short-term investment	-	US$ 3,457	N/A	US$ 3,463	
	Nationwide Bldg Soc Mtn	-	Short-term investment	-	US$ 3,000	N/A	US$ 3,001	
	Nationwide Life Global Mtn	-	Short-term investment	-	US$ 1,463	N/A	US$ 1,459	
	Pepsico Inc. Mtn Book Entry	-	Short-term investment	-	US$ 3,818	N/A	US$ 3,678	
	Pnc Fdg Corp.	-	Short-term investment	-	US$ 1,080	N/A	US$ 1,029	
	Popular North Amer Inc. Mtn	-	Short-term investment	-	US$ 3,042	N/A	US$ 2,931	
	Premark Intl Inc.	-	Short-term investment	-	US$ 2,954	N/A	US$ 2,789	
	Pricoa Global Fdg 1 Mtn	-	Short-term investment	-	US$ 3,500	N/A	US$ 3,502	
	Protective Life Secd Trs	-	Short-term investment	-	US$ 2,920	N/A	US$ 2,903	
	Prudential Ins Co. Amer	-	Short-term investment	-	US$ 2,648	N/A	US$ 2,523	
	Prudential Ins Co. Amer	-	Short-term investment	-	US$ 2,774	N/A	US$ 2,704	
	Public Svc Elec Gas Co.	-	Short-term investment	-	US$ 3,225	N/A	US$ 3,184	
	Regions Finl Corp. New	-	Short-term investment	-	US$ 2,397	N/A	US$ 2,378	
	Reinsurance Group Amer Inc.	-	Short-term investment	-	US$ 2,091	N/A	US$ 2,012	
	Royal Bk Scotland Group Plc	-	Short-term investment	-	US$ 1,563	N/A	US$ 1,489	
	Safeco Corp.	-	Short-term investment	-	US$ 765	N/A	US$ 730	
	Santander US Debt S A Uniperso	-	Short-term investment	-	US$ 4,998	N/A	US$ 4,974	
	Sara Lee Corp.	-	Short-term investment	-	US$ 1,596	N/A	US$ 1,527	
	Sbc Communications Inc.	-	Short-term investment	-	US$ 1,776	N/A	US$ 1,713	
	Sbc Communications Inc.	-	Short-term investment	-	US$ 3,681	N/A	US$ 3,515	
	Scotland Intl Fin B V 144a	-	Short-term investment	-	US$ 1,533	N/A	US$ 1,446	
	Slm Corp.	-	Short-term investment	-	US$ 500	N/A	US$ 496	
	Slm Corp. Medium Term Nts	-	Short-term investment	-	US$ 2,950	N/A	US$ 2,922	
	Sp Powerassests Ltd. Global	-	Short-term investment	-	US$ 991	N/A	US$ 971	
	St Paul Cos Inc. Mtn Bk Ent	-	Short-term investment	-	US$ 2,661	N/A	US$ 2,593	
	Suntrust Bks Inc.	-	Short-term investment	-	US$ 1,062	N/A	US$ 1,014	
	Swedbank Sparbanken Svenge Ab	-	Short-term investment	-	US$ 1,084	N/A	US$ 1,021	
	Tiaa Global Mkts Inc.	-	Short-term investment	-	US$ 519	N/A	US$ 501	
	Tribune Co. Med Trm Nts	-	Short-term investment	-	US$ 2,943	N/A	US$ 2,838	
	Unitedhealth Group Inc.	-	Short-term investment	-	US$ 3,119	N/A	US$ 3,015	
	US Bk Natl Assn Cincinnati Oh	-	Short-term investment	-	US$ 2,669	N/A	US$ 2,678	
	Virginia Elec + Pwr Co.	-	Short-term investment	-	US$ 2,884	N/A	US$ 2,702	
	Vodafone Group Plc New	-	Short-term investment	-	US$ 2,559	N/A	US$ 2,505	
	Wal Mart Cda Venture Corp.	-	Short-term investment	-	US$ 3,670	N/A	US$ 3,511	
	Washington Mut Fin Corp.	-	Short-term investment	-	US$ 1,043	N/A	US$ 1,007	
	Washington Mut Inc.	-	Short-term investment	-	US$ 4,735	N/A	US$ 4,539	
	Washington Post Co.	-	Short-term investment	-	US$ 3,182	N/A	US$ 3,023	
	Wells Fargo + Co. New	-	Short-term investment	-	US$ 3,697	N/A	US$ 3,520	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005						Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)		
	Westfield Cap Corp. Ltd.	-	Short-term investment	-	US$	1,999	N/A	US$	2,007	
	Wps Resources Corp.	-	Short-term investment	-	US$	1,107	N/A	US$	1,074	
	Formosa Petrochemical Corporation		Short -term investment	-	$	311,568	N/A	$	301,946	
	Taiwan Power Company		Long term investment	-		3,263,348	N/A		3,263,232	
	Nan Ya Plastics Corporation		Long term investment	-		2,150,842	N/A		2,152,156	
	China Steel Corporation		Long term investment	-		1,010,532	N/A		1,010,657	
	Formosa Petrochemical Corporation		Long term investment	-		791,963	N/A		791,771	
	Chinese Petroleum Corporation		Long term investment	-		705,436	N/A		704,878	
	Far Eastone Telecommunications Co. Ltd.		Long term investment	-		300,026	N/A		300,001	
	Formosa Plastics Corporation		Long term investment	-		268,855	N/A		270,086	
	Formosa Chemicals & Fiber Corporation		Long term investment	-		134,369	N/A		137,529	
	Agency bonds									
	Fed Hm Ln Pc Pool 1H2520	-	Short-term investment	-	US$	3,753	N/A	US$	3,743	
	Fed Hm Ln Pc Pool 1H2524	-	Short-term investment	-	US$	2,861	N/A	US$	2,838	
	Fed Hm Ln Pc Pool 781959		Short-term investment		US$	7,112	N/A	US$	7,123	
	Fed Hm Ln Pc Pool E89857	-	Short-term investment	-	US$	1,980	N/A	US$	1,923	
	Fed Hm Ln Pc Pool G11295	-	Short-term investment	-	US$	1,753	N/A	US$	1,703	
	Federal Home Ln Mtg		Short-term investment		US$	3,848	N/A	US$	3,834	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$	887	N/A	US$	882	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$	3,454	N/A	US$	3,406	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$	3,954	N/A	US$	3,945	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$	6,096	N/A	US$	5,977	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$	3,280	N/A	US$	3,185	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$	4,098	N/A	US$	4,102	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$	9,905	N/A	US$	9,898	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$	4,902	N/A	US$	4,843	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$	3,755	N/A	US$	3,735	
	Federal Natl-Mtg Assn	-	Short-term investment	-	US$	3,696	N/A	US$	3,668	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$	110	N/A	US$	109	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$	1,930	N/A	US$	1,887	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$	4,030	N/A	US$	3,992	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$	4,051	N/A	US$	4,000	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$	1,668	N/A	US$	1,626	
	Federal Natl Mtg Assn Gtd	-	Short-term investment	-	US$	3,659	N/A	US$	3,655	
	Federal Natl Mtg Assn Gtd	-	Short-term investment	-	US$	445	N/A	US$	432	
	Fnma Pool 254507	-	Short-term investment	-	US$	2,286	N/A	US$	2,240	
	Fnma Pool 254834	-	Short-term investment	-	US$	1,750	N/A	US$	1,729	
	Fnma Pool 255883	-	Short-term investment	-	US$	3,771	N/A	US$	3,762	
	Fnma Pool 685116	-	Short-term investment	-	US$	842	N/A	US$	817	
	Fnma Pool 687863	-	Short-term investment	-	US$	3,570	N/A	US$	3,565	
	Fnma Pool 696485	-	Short-term investment	-	US$	4,175	N/A	US$	4,167	
	Fnma Pool 725095	-	Short-term investment	-	US$	1,562	N/A	US$	1,516	
	Fnma Pool 730033	-	Short-term investment	-	US$	1,793	N/A	US$	1,771	
	Fnma Pool 740934	-	Short-term investment	-	US$	1,775	N/A	US$	1,753	
	Fnma Pool 790828	-	Short-term investment	-	US$	3,504	N/A	US$	3,407	
	Fnma Pool 793025	-	Short-term investment	-	US$	3,306	N/A	US$	3,245	
	Fnma Pool 793932	-	Short-term investment	-	US$	764	N/A	US$	742	
	Fnma Pool 794040	-	Short-term investment	-	US$	940	N/A	US$	912	
	Fnma Pool 795548	-	Short-term investment	-	US$	623	N/A	US$	610	
	Fnma Pool 806642	-	Short-term investment	-	US$	1,573	N/A	US$	1,544	
	Fnma Pool 815626	-	Short-term investment	-	US$	3,622	N/A	US$	3,625	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Fnma Pool 816594	-	Short-term investment	-	US$ 2,657	N/A	US$ 2,630	
	Fnma Pool 825395	-	Short-term investment	-	US$ 3,265	N/A	US$ 3,229	
	Fnma Pool 825398	-	Short-term investment	-	US$ 4,949	N/A	US$ 4,889	
	Fnma Pool 841069	-	Short-term investment	-	US$ 3,673	N/A	US$ 3,649	
	Gnma II Pool 081150	-	Short-term investment	-	US$ 813	N/A	US$ 796	
	Gnma II Pool 081153	-	Short-term investment	-	US$ 2,956	N/A	US$ 2,884	
	Federal Farm Cr Bks	-	Short-term investment	-	US$ 3,985	N/A	US$ 3,936	
	Federal Home Ln Bank	-	Short-term investment	-	US$ 3,962	N/A	US$ 3,962	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 6,110	N/A	US$ 6,083	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 2,454	N/A	US$ 2,483	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 2,990	N/A	US$ 2,991	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 3,932	N/A	US$ 3,929	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,997	N/A	US$ 4,966	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 2,962	N/A	US$ 2,949	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,927	N/A	US$ 4,896	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 3,976	N/A	US$ 3,951	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,136	N/A	US$ 4,103	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,939	N/A	US$ 4,865	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 7,886	N/A	US$ 7,977	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 2,233	N/A	US$ 2,217	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 8,672	N/A	US$ 8,672	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,965	N/A	US$ 4,926	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,808	N/A	US$ 4,816	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 7,558	N/A	US$ 7,499	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 8,594	N/A	US$ 8,524	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 3,024	N/A	US$ 2,980	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 3,972	N/A	US$ 3,949	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 7,887	N/A	US$ 7,759	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 19,846	N/A	US$ 19,832	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 6,908	N/A	US$ 6,901	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 6,098	N/A	US$ 5,895	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 9,134	N/A	US$ 9,008	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 3,379	N/A	US$ 3,304	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 1,042	N/A	US$ 1,001	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 2,532	N/A	US$ 2,419	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 3,388	N/A	US$ 3,412	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 9,997	N/A	US$ 9,778	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 6,980	N/A	US$ 6,935	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 5,929	N/A	US$ 5,941	
	Federal Home Ln Mtg Corp. Mtn	-	Short-term investment	-	US$ 4,930	N/A	US$ 4,883	
	Federal Home Loan Bank	-	Short-term investment	-	US$ 3,475	N/A	US$ 3,462	
	Federal Home Loan Mtg Assn	-	Short-term investment	-	US$ 4,847	N/A	US$ 4,859	
	Federal Home Loan Mtg Corp.	-	Short-term investment	-	US$ 4,903	N/A	US$ 4,893	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 4,921	N/A	US$ 4,897	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 7,892	N/A	US$ 7,889	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 4,943	N/A	US$ 4,936	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 8,971	N/A	US$ 8,935	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 4,430	N/A	US$ 4,339	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 17,888	N/A	US$ 17,753	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 5,928	N/A	US$ 5,873	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 7,926	N/A	US$ 7,852	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 9,758	N/A	US$ 9,772	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 15,787	N/A	US$ 15,791	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 7,000	N/A	US$ 6,919	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 2,876	N/A	US$ 2,888	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 2,866	N/A	US$ 2,870	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 5,740	N/A	US$ 5,643	
	Corporate issued asset-backed securities							
	American Home Mtg Invt Tr	-	Short-term investment	-	US$ 411	N/A	US$ 411	
	Americredit Automobile Rec Tr	-	Short-term investment	-	US$ 1,034	N/A	US$ 1,014	
	Americredit Automobile Rec Tr	-	Short-term investment	-	US$ 2,000	N/A	US$ 1,977	
	Americredit Automobile Receiva	-	Short-term investment	-	US$ 5,000	N/A	US$ 4,971	
	Americredit Automobile Receivb	-	Short-term investment	-	US$ 4,949	N/A	US$ 4,894	
	Atlantic City Elc Trns Fdg LLC	-	Short-term investment	-	US$ 680	N/A	US$ 668	
	Banc Amer Coml Mtg Inc.	-	Short-term investment	-	US$ 4,462	N/A	US$ 4,362	
	Banc Amer Mtg Secs Inc.	-	Short-term investment	-	US$ 4,030	N/A	US$ 3,990	
	Bank Of Amer Lease Equip Tr	-	Short-term investment	-	US$ 2,986	N/A	US$ 2,932	
	Bear Stearns Alt A Tr	-	Short-term investment	-	US$ 958	N/A	US$ 958	
	Bear Stearns Arm Tr	-	Short-term investment	-	US$ 1,947	N/A	US$ 1,952	
	Bear Stearns Coml Mtg Secs Inc	-	Short-term investment	-	US$ 6,350	N/A	US$ 6,350	
	California Infrastructure Dev	-	Short-term investment	-	US$ 864	N/A	US$ 839	
	Capital Auto Receivables Asset	-	Short-term investment	-	US$ 1,588	N/A	US$ 1,566	
	Capital One Auto Fin Tr	-	Short-term investment	-	US$ 2,650	N/A	US$ 2,612	
	Capital One Auto Fin Tr	-	Short-term investment	-	US$ 3,000	N/A	US$ 2,999	
	Capital One Multi Asset Execut	-	Short-term investment	-	US$ 4,957	N/A	US$ 4,863	
	Capital One Multi Asset Execut	-	Short-term investment	-	US$ 3,974	N/A	US$ 3,941	
	Capital One Multi Asset Execut	-	Short-term investment	-	US$ 2,999	N/A	US$ 2,974	
	Capital One Prime Auto Receiv	-	Short-term investment	-	US$ 2,800	N/A	US$ 2,781	
	Caterpillar Finl Asset Tr	-	Short-term investment	-	US$ 4,453	N/A	US$ 4,390	
	Caterpillar Finl Asset Tr	-	Short-term investment	-	US$ 8,219	N/A	US$ 8,142	
	Cendant Rent Car Fdg Aesop LLC	-	Short-term investment	-	US$ 11,626	N/A	US$ 11,400	
	Centex Home Equity Ln Tr	-	Short-term investment	-	US$ 3,500	N/A	US$ 3,476	
	Cit Equip Coll Tr	-	Short-term investment	-	US$ 4,999	N/A	US$ 4,941	
	Citibank Cr Card Issuance Tr	-	Short-term investment	-	US$ 9,782	N/A	US$ 9,753	
	Citicorp Mtg Secs	-	Short-term investment	-	US$ 1,025	N/A	US$ 1,017	
	Cnh Equip Tr	-	Short-term investment	-	US$ 5,000	N/A	US$ 4,922	
	Comm	-	Short-term investment	-	US$ 1,383	N/A	US$ 1,384	
	Credit Suisse First Boston Mtg	-	Short-term investment	-	US$ 1,296	N/A	US$ 1,282	
	Credit Suisse First Boston Mtg	-	Short-term investment	-	US$ 1,480	N/A	US$ 1,470	
	Cwabs Inc.	-	Short-term investment	-	US$ 636	N/A	US$ 636	
	Cwabs Inc.	-	Short-term investment	-	US$ 2,005	N/A	US$ 2,007	
	Cwabs Inc.	-	Short-term investment	-	US$ 4,287	N/A	US$ 4,289	
	Cwalt Inc.	-	Short-term investment	-	US$ 1,143	N/A	US$ 1,133	
	Cwmbs Inc.	-	Short-term investment	-	US$ 1,255	N/A	US$ 1,230	
	Daimlerchrysler Auto Tr	-	Short-term investment	-	US$ 1,261	N/A	US$ 1,260	
	Daimlerchrysler Auto Tr	-	Short-term investment	-	US$ 4,709	N/A	US$ 4,658	
	Deere John Owner Tr	-	Short-term investment	-	US$ 2,501	N/A	US$ 2,460	
	Drive Auto Receivables Tr		Short-term investment	-	US$ 3,200	N/A	US$ 3,214	
	Fifth Third Auto Tr	-	Short-term investment	-	US$ 3,000	N/A	US$ 2,976	
	First Horizon Abs Tr	-	Short-term investment	-	US$ 999	N/A	US$ 1,001	
	First Union Lehman Bros Mtg Tr	-	Short-term investment	-	US$ 2,710	N/A	US$ 2,580	
	Ford Cr Auto Owner Tr	-	Short-term investment	-	US$ 10,908	N/A	US$ 10,789	
	Granite Mtgs Plc	-	Short-term investment	-	US$ 4,447	N/A	US$ 4,447	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Gs Auto Ln Tr	-	Short-term investment	-	US$ 1,899	N/A	US$ 1,913	
	Harley Davidson Motorcycle Tr	-	Short-term investment	-	US$ 1,533	N/A	US$ 1,515	
	Harley Davidson Motorcycle Tr	-	Short-term investment	-	US$ 5,999	N/A	US$ 5,811	
	Hertz Vehicle Financing LLC	-	Short-term investment	-	US$ 5,350	N/A	US$ 5,350	
	Holmes Fing No 8 Plc	-	Short-term investment	-	US$ 5,001	N/A	US$ 5,003	
	Household Automotive Tr	-	Short-term investment	-	US$ 5,872	N/A	US$ 5,843	
	Hsbc Automotive Tr		Short-term investment	-	US$ 2,999	N/A	US$ 2,993	
	Hyundai Auto Receivables Tr	-	Short-term investment	-	US$ 6,442	N/A	US$ 6,330	
	Hyundai Auto Receivables Tr	-	Short-term investment	-	US$ 3,250	N/A	US$ 3,204	
	Hyundai Auto Receivables Tr	-	Short-term investment	-	US$ 3,999	N/A	US$ 3,926	
	Impac Cmb Tr	-	Short-term investment	-	US$ 638	N/A	US$ 638	
	Impac Cmb Tr	-	Short-term investment	-	US$ 534	N/A	US$ 534	
	Impac Secd Assets Corp.	-	Short-term investment	-	US$ 880	N/A	US$ 880	
	Lb Ubs Coml Mtg Tr	-	Short-term investment	-	US$ 4,001	N/A	US$ 3,955	
	Long Beach Accep Auto Receivab	-	Short-term investment	-	US$ 2,526	N/A	US$ 2,477	
	Massachusetts Rrb Spl Purp Tr	-	Short-term investment	-	US$ 3,900	N/A	US$ 3,837	
	Mastr Asset Backed Secs Tr	-	Short-term investment	-	US$ 206	N/A	US$ 206	
	Mastr Asset Backed Secs Tr	-	Short-term investment	-	US$ 3,499	N/A	US$ 3,503	
	Mbna Master Cr Card Tr II	-	Short-term investment	-	US$ 8,108	N/A	US$ 7,818	
	Monumentl Global Fdg II	-	Short-term investment	-	US$ 1,000	N/A	US$ 1,002	
	National City Auto Receivables	-	Short-term investment	-	US$ 914	N/A	US$ 916	
	Navistar Finl 2003 A Owner Tr	-	Short-term investment	-	US$ 4,928	N/A	US$ 4,863	
	Nissan Auto Receivables	-	Short-term investment	-	US$ 7,000	N/A	US$ 6,918	
	Onyx Accep Owner Tr	-	Short-term investment	-	US$ 4,913	N/A	US$ 4,866	
	Pg+E Energy Recovery Fdg LLC	-	Short-term investment	-	US$ 4,749	N/A	US$ 4,663	
	Providian Gateway Owner Tr	-	Short-term investment	-	US$ 2,202	N/A	US$ 2,207	
	Providian Gateway Owner Tr	-	Short-term investment	-	US$ 3,992	N/A	US$ 3,918	
	Reliant Energy Transition Bd	-	Short-term investment	-	US$ 4,973	N/A	US$ 4,793	
	Residential Asset Mtg Prods	-	Short-term investment	-	US$ 2,967	N/A	US$ 2,855	
	Residential Asset Sec Mtg Pass	-	Short-term investment	-	US$ 3,000	N/A	US$ 2,948	
	Residential Asset Sec Mtg Pass	-	Short-term investment	-	US$ 3,780	N/A	US$ 3,704	
	Residential Fdg Mtg Secs I Inc.	-	Short-term investment	-	US$ 2,550	N/A	US$ 2,496	
	Residential Fdg Mtg Secs I Inc.	-	Short-term investment	-	US$ 4,817	N/A	US$ 4,737	
	Revolving Home Equity Ln Tr	-	Short-term investment	-	US$ 3,234	N/A	US$ 3,235	
	Sequoia Mtg Tr	-	Short-term investment	-	US$ 1,209	N/A	US$ 1,209	
	Sequoia Mtg Tr	-	Short-term investment	-	US$ 1,450	N/A	US$ 1,455	
	Sequoia Mtg Tr	-	Short-term investment	-	US$ 1,070	N/A	US$ 1,070	
	Structured Adj Rate Mtg Ln Tr	-	Short-term investment	-	US$ 2,059	N/A	US$ 2,012	
	Structured Adj Rate Mtg Ln Tr	-	Short-term investment	-	US$ 746	N/A	US$ 735	
	Structured Asset Invt Ln Tr	-	Short-term investment	-	US$ 856	N/A	US$ 855	
	Toyota Auto Receivables 2003 B	-	Short-term investment	-	US$ 4,970	N/A	US$ 4,892	
	Triad Auto Receivables Tr	-	Short-term investment	-	US$ 3,339	N/A	US$ 3,287	
	TW Hotel Fdg 2005 Lc		Short-term investment	-	US$ 8,197	N/A	US$ 8,197	
	Txu Elec Delivery Transition	-	Short-term investment	-	US$ 3,103	N/A	US$ 3,004	
	Usaa Auto Owner Tr	-	Short-term investment	-	US$ 3,718	N/A	US$ 3,682	
	Wachovia Auto Owner Tr	-	Short-term investment	-	US$ 38	N/A	US$ 38	
	Wachovia Auto Owner Tr	-	Short-term investment	-	US$ 4,999	N/A	US$ 4,955	
	Washington Mut Mtg Secs Corp.	-	Short-term investment	-	US$ 4,067	N/A	US$ 4,026	
	Wells Fargo Finl Auto Owner Tr	-	Short-term investment	-	US$ 5,299	N/A	US$ 5,269	
	Wells Fargo Mtg Bkd Secs	-	Short-term investment	-	US$ 3,661	N/A	US$ 3,632	
	WFS Financial Owner Trust	-	Short-term investment	-	US$ 4,133	N/A	US$ 4,069	
	WFS Finl	-	Short-term investment	-	US$ 1,311	N/A	US$ 1,308	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	WFS Finl 2004 2 Owner Tr	-	Short-term investment	-	US$ 4,994	N/A	US$ 4,905	
	WFS Finl 2004 4 Owner Tr	-	Short-term investment	-	US$ 5,399	N/A	US$ 5,320	
	WFS Finl 2005 2 Oner Tr	-	Short-term investment	-	US$ 2,250	N/A	US$ 2,229	
	Whole Auto Ln Tr	-	Short-term investment	-	US$ 1,954	N/A	US$ 1,968	
	Whole Auto Ln Tr	-	Short-term investment	-	US$ 4,000	N/A	US$ 3,941	
	Whole Auto Ln Tr	-	Short-term investment	-	US$ 3,000	N/A	US$ 2,927	
	World Omni Auto Receivables Tr	-	Short-term investment	-	US$ 5,963	N/A	US$ 5,839	
				-				
	Corporate issued notes			-				
	Canadian Imperial BK	-	Short-term investment	-	US$ 1,999	N/A	US$ 1,999	
	Canadian Imperial BK	-	Short-term investment	-	US$ 3,015	N/A	US$ 3,015	
	Washington Mutual	-	Short-term investment	-	US$ 3,000	N/A	US$ 3,000	
	Money market funds							
	SSGA Cash Mgmt Global Offshore	-	Short-term investment	-	US$ 7,936	N/A	US$ 7,936	
	Equity							
	Horizon Venture Fund I, L.P.	-	Long-term investment	-	$ 280,179	N/A	$ 280,179	
	Crimson Asia Capital Ltd., L.P.	-	Long-term investment	-	54,811	N/A	54,811	
Chi Cherng	TSMC stock	Parent company	Short-term investment	16,454	458,564	-	1,022,605	
Hsin Ruey	TSMC stock	Parent company	Short-term investment	16,484	459,511	-	1,024,521	
TSMC International	Stock							
	TSMC Development	Subsidiary	Long-term investment	1	US$ 588,685	100	US$ 588,685	
	TSMC Technology	Subsidiary	Long-term investment	1	US$ 5,647	100	US$ 5,647	
	InveStar	Subsidiary	Long-term investment	18,505	US$ 21,833	97	US$ 21,833	
	InveStar II	Subsidiary	Long-term investment	51,300	US$ 33,451	97	US$ 33,451	
TSMC Development	WaferTech stock	Subsidiary	Long-term investment	-	US$ 368,886	99	US$ 368,886	
InveStar	Common stock							
	RichTek Technology Corp.	-	Short-term investment	838	US$ 71	-	US$ 3,168	
	Advanced Power Electronics Corp.	-	Short-term investment	525	US$ 210	2	US$ 670	
	SiRF Technology Holdings, Inc.	-	Short-term investment	10	US$ 44	-	US$ 294	
	Broadtek Electronics Corp.	-	Short-term investment	29	US$ 9	-	US$ 12	
	Monolithic Power Systems, Inc.	-	Short-term investment	1,975	US$ 1,567	7	US$ 28,256	
	Global Testing Corp.	-	Short-term investment	58,044	US$ 4,961	8	US$ 9,161	
	Capella Microsystems (Taiwan), Inc.	-	Long-term investment	530	US$ 154	4	US$ 154	
	Signia Technologies, Inc.	-	Long-term investment	701	US$ 201	3	US$ 201	
	Advanced Power Electronics Corp.	-	Long-term investment	674	US$ 270	2	US$ 860	
	Broadtek Electronics Corp.	-	Long-term investment	116	US$ 37	-	US$ 47	
	RichTek Technology Corp.	-	Long-term investment	421	US$ 36	-	US$ 1,591	
	Preferred stock							
	Integrated Memory Logic, Inc.	-	Long-term investment	1,831	US$ 1,220	9	US$ 1,220	
	Sensory, Inc.	-	Long-term investment	1,404	US$ 125	6	US$ 125	
	IP Unity, Inc.	-	Long-term investment	1,008	US$ 494	3	US$ 494	
	Sonics, Inc.	-	Long-term investment	2,686	US$ 3,530	4	US$ 3,530	
	NanoAmp Solutions, Inc.	-	Long-term investment	541	US$ 853	2	US$ 853	
	Memsic, Inc.	-	Long-term investment	2,727	US$ 1,500	10	US$ 1,500	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005 Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Reflectivity, Inc.	-	Long-term investment	1,064	US$ 741	2	US$ 741	
InveStar II	Common stock							
	Monolithic Power Systems, Inc.	-	Short-term investment	864	US$ 2,081	3	US$ 12,370	
	GeoVision, Inc.	-	Short-term investment	336	US$ 74	1	US$ 1,023	
	Advanced Analogic Technology, Inc.	-	Short-term investment	484	US$ 1,261	1	US$ 6,969	
	RichTek Technology Corp.		Short-term investment	386	US$ 192	-	US$ 1,458	
	Signia Technologies, Inc.	-	Long-term investment	351	US$ 101	1	US$ 101	
	Ralink Technology (Taiwan), Inc.	-	Long-term investment	1,833	US$ 791	3	US$ 791	
	Procoat Technology, Inc.	-	Long-term investment	5,123	US$ 1,940	10	US$ 1,940	
	Capella Microsystems (Taiwan), Inc.	-	Long-term investment	419	US$ 122	2	US$ 122	
	Auden Technology MFG. Co., Ltd.	-	Long-term investment	953	US$ 410	4	US$ 410	
	EoNEX Technologies, Inc.	-	Long-term investment	55	US$ 3,048	5	US$ 3,048	
	Conwise Technology Corporation, Ltd.	-	Long-term investment	2,800	US$ 204	9	US$ 204	
	Goyatek Technology, Corp.	-	Long-term investment	2,088	US$ 545	7	US$ 545	
	Trendchip Technologies Corp.	-	Long-term investment	2,000	US$ 574	5	US$ 574	
	EON Technology, Corp.	-	Long-term investment	3,264	US$ 1,175	8	US$ 1,175	
	eChannelOpen Holding, Inc.	-	Long-term investment	358	US$ 251	4	US$ 251	
	eLCOS Microdisplay Technology, Ltd.	-	Long-term investment	270	US$ 27	1	US$ 27	
	Epic Communications, Inc.	-	Long-term investment	302	US$ 37	1	US$ 37	
	RichTek Technology Corp.	-	Long-term investment	198	US$ 98	-	US$ 872	
	GeoVision, Inc.	-	Long-term investment	15	US$ 3	-	US$ 50	
	Preferred stock							
	Memsic, Inc.	-	Long-term investment	2,289	US$ 1,560	8	US$ 1,560	
	NanoAmp Solutions, Inc.	-	Long-term investment	375	US$ 1,500	1	US$ 1,500	
	Sonics, Inc.	-	Long-term investment	3,082	US$ 3,082	5	US$ 3,082	
	Reflectivity, Inc.	-	Long-term investment	4,255	US$ 2,205	5	US$ 2,205	
	Kilopass Technologies, Inc.	-	Long-term investment	3,887	US$ 2,000	9	US$ 2,000	
	FangTek, Inc.	-	Long-term investment	6,806	US$ 3,250	28	US$ 3,250	
	eLCOS Microdisplay Technology, Ltd.	-	Long-term investment	2,667	US$ 3,500	15	US$ 3,500	
	Alchip Technologies Limited	-	Long-term investment	2,597	US$ 2,950	18	US$ 2,950	
Emerging Alliance	Common stock							
	Global Investment Holding, Inc.	-	Long-term investment	10,800	$ 100,000	6	$ 100,000	
	RichWave Technology Corp.	-	Long-term investment	3,380	US$ 1,247	13	US$ 1,247	
	NetLogic Microsystems, Inc.	-	Long-term investment	113	US$ 1,388	1	US$ 3,051	
	Quake Technologies, Inc.	-	Long-term investment	46	US$ 35	-	US$ 35	
	Pixim, Inc.	-	Long-term investment	1,924	US$ 512	4	US$ 512	
	Preferred stock							
	Quake Technologies, Inc.	-	Long-term investment	555	US$ 415	1	US$ 415	
	Pixim, Inc.	-	Long-term investment	2,193	US$ 583	-	US$ 583	
	Ikanos Communication, Inc.	-	Long-term investment	7,446	US$ 3,125	3	US$ 3,125	
	Quicksilver Technology, Inc.	-	Long-term investment	1,049	US$ -	4	US$ -	
	Mosaic Systems, Inc.	-	Long-term investment	2,481	US$ 12	6	US$ 12	
	Zenesis Technologies, Inc.	-	Long-term investment	1,204	US$ 699	4	US$ 699	
	Reflectivity, Inc.	-	Long-term investment	4,848	US$ 2,479	4	US$ 2,479	
	Miradia, Inc.	-	Long-term investment	3,040	US$ 1,000	4	US$ 1,000	
	Axiom Microdevices, Inc.	-	Long-term investment	1,000	US$ 1,000	3	US$ 1,000	
	Optichron, Inc.	-	Long-term investment	714	US$ 1,000	4	US$ 1,000	
	NuCORE Technology Inc.	-	Long-term investment	2,254	US$ 1,455	2	US$ 1,455	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (In Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Next IO, Inc.	-	Long-term investment	800	US$ 500	2	US$ 500	
	Audience, Inc.	-	Long-term investment	1,654	US$ 250	2	US$ 250	
	Centrality Communications, Inc.	-	Long-term investment	1,325	US$ 1,800	3	US$ 1,800	
	Britestream Networks, Inc. (Layer N Networks, Inc.)	-	Long-term investment	2,444	US$ 1,172	2	US$ 1,172	
	Teknovus, Inc.	-	Long-term investment	6,977	US$ 1,327	3	US$ 1,327	
	Optimal Corporation	-	Long-term investment	485	US$ 500	6	US$ 500	
	Mobilygen Corporation	-	Long-term investment	1,415	US$ 750	1	US$ 750	
	Warrants							
	Pixim, Inc.	-	Long-term investment	242	-	-	-	
Partners	Common stock							
	VisEra Holding Company	-	Long-term investment	18,931	US$ 19,862	50	US$ 19,862	
VTAF II	Common stock							
	Yobon Technologies, Inc.	-	Long-term investment	1,675	US$ 787	17	US$ 787	
	Sentelic, Corp.	-	Long-term investment	600	US$ 1,022	15	US$ 1,022	
	Preferred stock							
	Powerprecise Solutions, Inc.	-	Long-term investment	1,032	US$ 1,000	8	US$ 1,000	
	Tzero Technologies, Inc.	-	Long-term investment	244	US$ 500	2	US$ 500	
	Miradia, Inc.	-	Long-term investment	1,809	US$ 1,600	2	US$ 1,600	
	Axiom Microdevices, Inc.	-	Long-term investment	761	US$ 776	2	US$ 776	
	Next IO, Inc.	-	Long-term investment	216	US$ 182	-	US$ 182	
	Ageia Technologies, Inc.	-	Long-term investment	1,969	US$ 2,000	2	US$ 2,000	
	Audience, Inc.	-	Long-term investment	531	US$ 102	1	US$ 102	
	GemFire Corporation	-	Long-term investment	600	US$ 600	1	US$ 600	
	Optichron, Inc.	-	Long-term investment	353	US$ 869	2	US$ 869	
	Leadtrend Technology, Inc.	-	Long-term investment	900	US$ 431	5	US$ 431	
	Aquantia Corporation	-	Long-term investment	1,401	US$ 1,150	5	US$ 1,150	
	Xceive Corporation	-	Long-term investment	714	US$ 1,000	2	US$ 1,000	
	5V Technologies,Inc	-	Long-term investment	1,333	US$ 1,000	-	US$ 1,000	
	Power Analog Microelectronics	-	Long-term investment	2,000	US$ 1,500	7	US$ 1,500	
	Impinj,Inc	-	Long-term investment	257	US$ 500	-	US$ 500	
	Warrants							
	Aquantia Corporation	-	Long-term investment	46	$ -	-	$ -	
GUC	Stock							
	Global Unichip Corporation - NA	Subsidiary	Long-term investment	100	4,715	100	4,715	
	Global Unichip Japan	Subsidiary	Long-term investment	-	2,153	100	2,153	

(Concluded)

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND INVESTEES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR END DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares / Units (In Thousands)	Amount (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
The Company	Bond funds													
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	-	78,698	$ 1,153,209	-	$ -	16,689	$ 250,000	$ 244,553	$ 5,447	62,009	$ 908,656
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	-	84,886	1,151,463	-	-	21,755	300,000	295,104	4,896	63,131	856,359
	Invesco R.O.C. Bond Fund	Short-term investment	INVESCO Asset Management Taiwan	-	76,705	1,101,911	-	-	76,705	1,121,779	1,101,911	19,868	-	-
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	-	80,833	900,000	-	-	11,530	130,000	128,383	1,617	69,303	771,617
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.	-	76,640	900,000	-	-	76,640	915,204	900,000	15,204	-	-
	Shinkong Chi-Shin Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	-	151,594	2,100,000	-	-	96,531	1,360,000	1,337,229	22,771	55,063	762,771
	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	-	-	249,449	-	-	-	251,784	249,449	2,335	-	-
	Government bonds													
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	-	-	1,207,409	-	-	-	1,216,500	1,207,409	9,091	-	-
	2004 Government Bond Series E	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	-	-	-	-	300,472	-	-	-	-	-	300,472
	2002 Government Bond Series B	Long-term investment	China Bills Finance Corp. and several financial institutions	-	-	-	-	360,608	-	-	-	-	-	355,936
	2002 Government Bond Series F	Long-term investment	China Bills Finance Corp. and several financial institutions	-	-	-	-	149,440	-	-	-	-	-	149,441
	2005 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	-	-	-	-	2,548,689	-	-	-	-	-	2,548,977
	Kreditanstalt Fur Wiederaufbau	Short-term investment	-	-	-	-	-	US$ 6,881	-	-	-	-	-	US$ 6,881
	United States Treas NTS	Short-term investment	-	-	-	US$ 192,357	-	US$ 494,515	-	US$ 637,301	US$ 639,356	US$ (2,055)	-	US$ 47,516
	Corporate bonds													
	Taiwan Power Company	Short-term investment	China Bills Finance Corp.	-	-	$ 2,777,798	-	$ -	-	$ 2,807,500	$ 2,777,798	$ 29,702	-	$ -
	Formosa Petrochemical Corporation	Short-term investment	China Bills Finance Corp.	-	-	-	-	311,568	-	-	-	-	-	311,568
	Allstate Finl Global Fdg LLC	Short-term investment	-	-	-	US$ 3,171	-	-	-	US$ 3,086	US$ 3,171	US$ (85)	-	-
	American Intl Group Inc. Mtnf	Short-term investment	-	-	-	US$ 3,795	-	-	-	US$ 3,793	US$ 3,795	US$ (2)	-	-
	Bear Stearns Cos Inc.	Short-term investment	-	-	-	-	-	US$ 3,329	-	-	-	-	-	US$ 3,329
	Bear Stearns Cos Inc.	Short-term investment	-	-	-	US$ 3,518	-	-	-	US$ 3,484	US$ 3,518	US$ (34)	-	-
	Bear Stearns Cos Inc.	Short-term investment	-	-	-	-	-	US$ 3,757	-	-	-	-	-	US$ 3,757
	Bear Stearns Cos Inc. Medium Te	Short-term investment	-	-	-	US$ 3,105	-	-	-	US$ 3,106	US$ 3,105	US$ 1	-	-
	Caterpillar Finl Svcs Mtn	Short-term investment	-	-	-	-	-	US$ 5,721	-	-	-	-	-	US$ 5,721
	Citigroup Inc.	Short-term investment	-	-	-	US$ 3,583	-	-	-	US$ 3,512	US$ 3,583	US$ (71)	-	-
	Countrywide Fdg Corp. Mtn	Short-term investment	-	-	-	-	-	US$ 3,500	-	US$ 3,500	US$ 3,500	-	-	-
	Countrywide Finl Corp.	Short-term investment	-	-	-	-	-	US$ 3,000	-	US$ 3,000	US$ 3,000	-	-	-
	Credit Suisse Fb USA Inc.	Short-term investment	-	-	-	US$ 2,645	-	US$ 4,141	-	US$ 2,593	US$ 2,645	US$ (52)	-	US$ 4,141
	Credit Suisse First Boston USA	Short-term investment	-	-	-	-	-	US$ 3,832	-	US$ 3,780	US$ 3,832	US$ (52)	-	-
	Deere John Cap Corp.	Short-term investment	-	-	-	-	-	US$ 5,079	-	-	-	-	-	US$ 5,079
	European Invt BK	Short-term investment	-	-	-	-	-	US$ 3,918	-	-	-	-	-	US$ 3,918
	General Elec Cap Corp. Mtn	Short-term investment	-	-	-	US$ 3,467	-	-	-	US$ 3,432	US$ 3,467	US$ (35)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares / Units (In Thousands)	Amount (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	General Elec Cap Corp. Mtn	Short-term investment	-	-	-	US$ -	-	US$ 3,989	-	US$ -	US$ -	US$ -	-	US$ 3,989
	General Elec Cap Corp. Mtn	Short-term investment	-	-	-	-	-	US$ 8,862	-	-	-	-	-	US$ 8,862
	General Elec Cap Corp. Mtn	Short-term investment	-	-	-	US$ 3,886	-	US$ -	-	US$ 3,823	US$ 3,886	US$ (63)	-	US$ -
	General Re Corp.	Short-term investment	-	-	-	-	-	US$ 3,500	-	-	-	-	-	US$ 3,500
	Goldman Sachs Group Inc.	Short-term investment	-	-	-	-	-	US$ 4,981	-	-	-	-	-	US$ 4,981
	Goldman Sachs Group Inc.	Short-term investment	-	-	-	-	-	US$ 3,477	-	-	-	-	-	US$ 3,477
	Goldman Sachs Group Inc. Mtn	Short-term investment	-	-	-	US$ 3,505	-	-	-	US$ 3,506	US$ 3,505	US$ 1	-	-
	Hancock John Global Fdg II Mtn	Short-term investment	-	-	-	-	-	US$ 3,566	-	-	-	-	-	US$ 3,566
	Hbos Plc Medium Term Sr Nts	Short-term investment	-	-	-	-	-	US$ 3,201	-	-	-	$ -	-	US$ 3,201
	Household Fin Corp. Mtn Bk Ent	Short-term investment	-	-	-	US$ 3,542	-	-	-	US$ 3,488	US$ 3,542	US$ (54)	-	-
	HSBC Fin Corp. Mtn	Short-term investment	-	-	-	-	-	US$ 7,894	-	US$ 2,780	US$ 2,797	US$ (17)	-	US$ 5,097
	ING Sec Life Ins Ingslf	Short-term investment	-	-	-	US$ 3,012	-	-	-	US$ 3,008	US$ 3,012	US$ (4)	-	-
	International Business Machs	Short-term investment	-	-	-	-	-	US$ 7,247	-	US$ 4,994	US$ 4,998	US$ (4)	-	US$ 2,249
	Intl Lease Fin Corp. Mtn	Short-term investment	-	-	-	-	-	US$ 3,028	-	-	-	-	-	US$ 3,028
	JP Morgan Chase + Co.	Short-term investment	-	-	-	-	-	US$ 3,406	-	-	-	-	-	US$ 3,406
	Key Bk Na Med Term Nts Bk Entr	Short-term investment	-	-	-	-	-	US$ 4,450	-	-	-	-	-	US$ 4,450
	Lehman Brothers Hldgs Inc.	Short-term investment	-	-	-	US$ 3,705	-	-	-	US$ 3,511	US$ 3,705	US$ (194)	-	-
	Merrill Lynch + Co. Inc.	Short-term investment	-	-	-	-	-	US$ 4,900	-	-	-	-	-	US$ 4,900
	Morgan Stanley Group Inc.	Short-term investment	-	-	-	US$ 1,050	-	US$ 4,507	-	US$ 1,022	US$ 1,050	US$ (28)	-	US$ 4,507
	Morgan Stanley Group Inc.	Short-term investment	-	-	-	US$ 3,638	-	-	-	US$ 3,571	US$ 3,638	US$ (67)	-	-
	National City Corp.	Short-term investment	-	-	-	-	-	US$ 3,426	-	-	-	-	-	US$ 3,426
	Nationsbank Corp.	Short-term investment	-	-	-	US$ 3,644	-	-	-	US$ 3,522	US$ 3,644	US$ (122)	-	-
	Nationwide Bldg Soc Mtn	Short-term investment	-	-	-	-	-	US$ 3,000	-	-	-	-	-	US$ 3,000
	Ppg Inds Inc.	Short-term investment	-	-	-	-	-	US$ 3,571	-	-	-	-	-	-
	Pricoa Global Fdg 1 Mtn	Short-term investment	-	-	-	-	-	US$ 3,500	-	-	-	-	-	US$ 3,500
	Pricoa Global Fdg I Mtn	Short-term investment	-	-	-	US$ 3,050	-	-	-	US$ 3,052	US$ 3,050	US$ 2	-	-
	Pricoa Global Fdg I Mtn	Short-term investment	-	-	-	US$ 3,507	-	-	-	US$ 3,510	US$ 3,507	US$ 3	-	-
	Principal Life Global Fdg I Gl	Short-term investment	-	-	-	US$ 3,168	-	-	-	US$ 3,049	US$ 3,168	US$ (119)	-	-
	Public Svc Elec Gas Co.	Short-term investment	-	-	-	-	-	US$ 3,225	-	-	-	-	-	US$ 3,225
	Salomon Smith Barney Hldgs Inc.	Short-term investment	-	-	-	US$ 3,160	-	-	-	US$ 3,046	US$ 3,160	US$ (114)	-	-
	Santander Us Debt S A Uniperso	Short-term investment	-	-	-	-	-	US$ 4,998	-	-	-	-	-	US$ 4,998
	Wachovia Corp.	Short-term investment	-	-	-	US$ 3,720	-	-	-	US$ 3,568	US$ 3,720	US$ (152)	-	-
	Washington Mut Fin Corp.	Short-term investment	-	-	-	US$ 4,768	-	-	-	US$ 3,591	US$ 3,725	US$ (134)	-	US$ 1,043
	Taiwan Power Company	Long-term investment	China Bills Finance Corp. and several financial institutions	-	-	$ 915,276	-	$ 2,967,681	-	$ 600,000	$ 600,000	$ -	-	$ 3,263,348
	Nan Ya Plastics Corporation	Long-term investment	China Bills Finance Corp. and several financial institutions	-	-	407,526	-	1,883,901	-	132,000	132,000	-	-	2,150,842
	Agency bonds													
	Federal Farm Cr Bks	Short-term investment	-	-	-	-	-	US$ 3,985	-	-	-	-	-	US$ 3,985
	Federal Home Ln Bank	Short-term investment	-	-	-	-	-	US$ 3,962	-	-	-	-	-	US$ 3,962
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 6,110	-	-	-	-	-	US$ 6,110
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 4,948	-	-	-	US$ 4,947	US$ 4,948	US$ (1)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 7,962	-	-	-	US$ 4,954	US$ 4,972	US$ (18)	-	US$ 2,990

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance: Shares / Units (In Thousands)	Beginning Balance: Amount (US$ in Thousands)	Acquisition: Shares / Units (In Thousands)	Acquisition: Amount (US$ in Thousands)	Disposal (Note 1): Shares / Units (In Thousands)	Disposal (Note 1): Amount (US$ in Thousands)	Disposal (Note 1): Carrying Value (US$ in Thousands)	Disposal (Note 1): Gain (Loss) on Disposal (US$ in Thousands)	Ending Balance: Shares / Units (In Thousands)	Ending Balance: Amount (US$ in Thousands) (Note 2)
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 13,953	-	-	-	US$ 13,888	US$ 13,953	US$ (65)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 3,932	-	-	-	-	-	US$ 3,932
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 13,981	-	-	-	US$ 13,906	US$ 13,981	US$ (75)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 13,983	-	-	-	US$ 13,865	US$ 13,983	US$ (118)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 7,042	-	-	-	US$ 6,946	US$ 7,042	US$ (96)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 7,014	-	-	-	US$ 6,883	US$ 7,014	US$ (131)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 4,136	-	-	-	-	-	US$ 4,136
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 4,939	-	-	-	-	-	US$ 4,939
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 7,886	-	-	-	-	-	US$ 7,886
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 8,672	-	-	-	-	-	US$ 8,672
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 7,018	-	US$ 3,960	-	US$ 10,863	US$ 10,978	US$ (115)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 4,965	-	-	-	-	-	US$ 4,965
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 4,808	-	-	-	-	-	US$ 4,808
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 7,558	-	-	-	-	-	US$ 7,558
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 8,594	-	-	-	-	-	US$ 8,594
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 3,024	-	-	-	-	-	US$ 3,024
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 3,972	-	-	-	-	-	US$ 3,972
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 7,887	-	-	-	-	-	US$ 7,887
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 19,846	-	-	-	-	-	US$ 19,846
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 6,908	-	-	-	-	-	US$ 6,908
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 9,134	-	-	-	-	-	US$ 9,134
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 3,379	-	-	-	-	-	US$ 3,379
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	US$ 4,933	-	-	-	US$ 4,960	US$ 4,933	US$ 27	-	-
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	US$ 4,953	-	-	-	US$ 4,938	US$ 4,953	US$ (15)	-	-
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 6,925	-	US$ 6,931	US$ 6,925	US$ 6	-	-
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	US$ 6,978	-	-	-	US$ 6,926	US$ 6,978	US$ (52)	-	-
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 6,980	-	-	-	-	-	US$ 6,980
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 5,929	-	-	-	-	-	US$ 5,929
	Federal Home Loan Bank	Short-term investment	-	-	-	-	-	US$ 3,475	-	-	-	-	-	US$ 3,475
	Federal Home Loan Corp.	Short-term investment	-	-	-	-	-	US$ 7,989	-	US$ 7,928	US$ 7,989	US$ (61)	-	-
	Federal Home Loan Mtg Corp.	Short-term investment	-	-	-	US$ 4,903	-	US$ 9,819	-	US$ 9,798	US$ 9,819	US$ (21)	-	US$ 4,903
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$ 3,466	-	-	-	US$ 3,485	US$ 3,466	US$ 19	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$ 6,903	-	-	-	US$ 6,943	US$ 6,903	US$ 40	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$ 5,270	-	-	-	US$ 5,247	US$ 5,270	US$ (23)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$ 6,940	-	-	-	US$ 6,937	US$ 6,940	US$ (3)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$ 4,981	-	-	-	US$ 4,953	US$ 4,981	US$ (28)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,921	-	-	-	-	-	US$ 4,921
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 7,892	-	-	-	-	-	US$ 7,892
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 5,337	-	US$ 5,300	US$ 5,337	US$ (37)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$ 6,997	-	-	-	US$ 6,956	US$ 6,997	US$ (41)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,943	-	-	-	-	-	US$ 4,943
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 14,952	-	US$ 5,964	US$ 5,981	US$ (17)	-	US$ 8,971
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,430	-	-	-	-	-	US$ 4,430
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,061	-	US$ 4,041	US$ 4,061	US$ (20)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 17,888	-	-	-	-	-	US$ 17,888
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 5,928	-	-	-	-	-	US$ 5,928
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 7,926	-	-	-	-	-	US$ 7,926
	Federal Natl Mtg Assn Mtn	Short-term investment	-	-	-	-	-	US$ 9,758	-	-	-	-	-	US$ 9,758
	Federal Natl Mtg Assn Mtn	Short-term investment	-	-	-	-	-	US$ 5,740	-	-	-	-	-	US$ 5,740
	Freddie Mac	Short-term investment	-	-	-	US$ 4,929	-	-	-	US$ 4,931	US$ 4,929	US$ 2	-	-
	Fed Hm Ln Pc Pool 1H2520	Short-term investment	-	-	-	-	-	US$ 3,961	-	-	-	-	-	US$ 3,753
	Fed Hm Ln Pc Pool 781959	Short-term investment	-	-	-	-	-	US$ 7,913	-	-	-	-	-	US$ 7,112
	Fed Hm Ln Pc Pool 847290	Short-term investment	-	-	-	-	-	US$ 4,173	-	US$ 4,170	US$ 4,173	US$ (3)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares / Units (In Thousands)	Amount (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Federal Home Ln Mtg	Short-term investment	-	-	-	US$ -	-	US$ 3,958	-	US$ -	US$ -	US$ -	-	US$ 3,848
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 3,954	-	-	-	-	-	US$ 3,954
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 4,154	-	-	-	-	-	US$ 4,098
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 9,955	-	-	-	-	-	US$ 9,905
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 5,389	-	-	-	-	-	US$ 4,902
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 3,930	-	-	-	-	-	US$ 3,755
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 3,918	-	-	-	-	-	US$ 3,696
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,030	-	-	-	-	-	US$ 4,030
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,051	-	-	-	-	-	US$ 4,051
	Federal Natl Mtg Assn Gtd	Short-term investment	-	-	-	-	-	US$ 3,892	-	-	-	-	-	US$ 3,659
	Fnma Pool 255883	Short-term investment	-	-	-	-	-	US$ 3,827	-	-	-	-	-	US$ 3,771
	Fnma Pool 687863	Short-term investment	-	-	-	-	-	US$ 3,848	-	-	-	-	-	US$ 3,570
	Fnma Pool 696485	Short-term investment	-	-	-	-	-	US$ 4,345	-	-	-	-	-	US$ 4,175
	Fnma Pool 793025	Short-term investment	-	-	-	-	-	US$ 3,915	-	-	-	-	-	US$ 3,306
	Fnma Pool 815626	Short-term investment	-	-	-	-	-	US$ 3,663	-	-	-	-	-	US$ 3,622
	Fnma Pool 825395	Short-term investment	-	-	-	-	-	US$ 3,417	-	-	-	-	-	US$ 3,265
	Fnma Pool 825398	Short-term investment	-	-	-	-	-	US$ 5,246	-	-	-	-	-	US$ 4,949
	Fnma Pool 841069	Short-term investment	-	-	-	-	-	US$ 3,966	-	-	-	-	-	US$ 3,673
	Corporate issued asset - backed securities													
	Aesop Fdg II LLC	Short-term investment	-	-	-	US$ 4,955	-	-	-	US$ 4,958	US$ 4,955	US$ 3	-	-
	American Express Cr Account Ma	Short-term investment	-	-	-	US$ 3,445	-	-	-	US$ 3,428	US$ 3,445	US$ (17)	-	-
	Americredit Automobile Receiv	Short-term investment	-	-	-	-	-	US$ 5,000	-	-	-	-	-	US$ 5,000
	Bear Stearns Coml Mtg Secs Inc.	Short-term investment	-	-	-	-	-	US$ 6,350	-	-	-	-	-	US$ 6,350
	BMW Ven Owner Tr	Short-term investment	-	-	-	US$ 4,978	-	-	-	US$ 4,874	US$ 4,907	US$ (33)	-	-
	California Infr + Economic Dev	Short-term investment	-	-	-	US$ 4,298	-	-	-	US$ 4,153	US$ 4,298	US$ (145)	-	-
	California Infras + Economic	Short-term investment	-	-	-	US$ 6,126	-	-	-	US$ 5,103	US$ 5,228	US$ (125)	-	-
	Capital One Multi Asset Execut	Short-term investment	-	-	-	-	-	US$ 3,974	-	-	-	-	-	US$ 3,974
	Caterpillar Finl Asset Tr	Short-term investment	-	-	-	US$ 10,008	-	-	-	US$ 4,943	US$ 5,009	US$ (66)	-	US$ 4,453
	Caterpillar Finl Asset Tr	Short-term investment	-	-	-	-	-	US$ 8,219	-	-	-	-	-	US$ 8,219
	Cendant Rent Car Fdg Aesop LLC	Short-term investment	-	-	-	-	-	US$ 11,626	-	-	-	-	-	US$ 11,626
	Citibank Cr Card Issuance Tr	Short-term investment	-	-	-	US$ 4,959	-	-	-	US$ 4,948	US$ 4,959	US$ (11)	-	-
	Citibank Cr Card Issuance Tr	Short-term investment	-	-	-	-	-	US$ 9,782	-	-	-	-	-	US$ 9,782
	Cwabs Inc.	Short-term investment	-	-	-	US$ 1,903	-	US$ 1,865	-	US$ 3,440	US$ 3,435	US$ 5	-	-
	Cwmbs Inc.	Short-term investment	-	-	-	US$ 4,040	-	-	-	US$ 3,479	US$ 3,492	US$ (13)	-	-
	Cwmbs Inc.	Short-term investment	-	-	-	-	-	US$ 4,040	-	US$ 3,842	US$ 3,823	US$ (19)	-	-
	Daimlerchrysler Auto Tr	Short-term investment	-	-	-	US$ 4,897	-	-	-	US$ 4,873	US$ 4,897	US$ (24)	-	-
	Drive Auto Receivables Tr	Short-term investment	-	-	-	-	-	US$ 3,200	-	-	-	-	-	US$ 3,200
	First USA Credit Cr Master Tr	Short-term investment	-	-	-	US$ 5,011	-	-	-	US$ 5,007	US$ 5,011	US$ (4)	-	-
	Hertz Vehicle Financing LLC	Short-term investment	-	-	-	-	-	US$ 5,350	-	-	-	-	-	US$ 5,350
	Honda Auto Receivables	Short-term investment	-	-	-	US$ 5,000	-	-	-	US$ 4,984	US$ 5,000	US$ (16)	-	-
	Household Automotive Tr	Short-term investment	-	-	-	-	-	US$ 8,352	-	-	-	-	-	US$ 5,872
	Hyundai Auto Receivables Tr	Short-term investment	-	-	-	-	-	US$ 3,250	-	-	-	-	-	US$ 3,250
	Hyundai Auto Receivables Tr	Short-term investment	-	-	-	-	-	US$ 3,999	-	-	-	-	-	US$ 3,999
	Lb Ubs Coml Mtg Tr	Short-term investment	-	-	-	-	-	US$ 4,243	-	-	-	-	-	US$ 4,001
	Massachusetts Rrb Spl Purp Tr	Short-term investment	-	-	-	-	-	US$ 3,900	-	-	-	-	-	US$ 3,900
	Mastr Asset Backed Secs Tr	Short-term investment	-	-	-	-	-	US$ 3,825	-	-	-	-	-	US$ 206
	Mastr Asset Backed Secs Tr	Short-term investment	-	-	-	-	-	US$ 3,499	-	-	-	-	-	US$ 3,499
	Mbna Cr Card Master Nt Tr	Short-term investment	-	-	-	-	-	US$ 5,018	-	US$ 5,015	US$ 5,018	US$ (3)	-	-
	Mbna Master Cr Card Tr II	Short-term investment	-	-	-	-	-	US$ 8,108	-	-	-	-	-	US$ 8,108
	Nissan Auto Receivables Own Tr	Short-term investment	-	-	-	US$ 4,999	-	-	-	US$ 4,989	US$ 4,999	US$ (10)	-	-
	Nissan Auto Receivables Owner	Short-term investment	-	-	-	US$ 4,853	-	-	-	US$ 4,880	US$ 4,853	US$ 27	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares / Units (In Thousands)	Amount (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares / Units (In Thousands)	Amount (US$ in Thousands) (Note 2)
	Pg+E Energy Recovery Fdg LLC	Short-term investment	-	-	-	US$ -	-	US$ 4,749	-	US$ -	US$ -	US$ -	-	US$ 4,749
	Prime Cr Card Master Tr	Short-term investment	-	-	-	-	-	US$ 4,080	-	-	-	-	-	-
	Residential Asset Sec Mtg Pass	Short-term investment	-	-	-	-	-	US$ 3,780	-	-	-	-	-	US$ 3,780
	Residential Fdg Mtg Secs I Inc.	Short-term investment	-	-	-	-	-	US$ 5,589	-	-	-	-	-	US$ 4,817
	Revolving Home Equity Ln Tr	Short-term investment	-	-	-	-	-	US$ 5,000	-	-	-	-	-	US$ 3,234
	Sequoia Mtg Tr	Short-term investment	-	-	-	-	-	US$ 4,560	-	US$ 4,026	US$ 4,026	-	-	-
	Sequoia Mtg Tr	Short-term investment	-	-	-	-	-	US$ 3,500	-	US$ 2,813	US$ 2,810	US$ 3	-	-
	TW Hotel Fdg 2005 LLC	Short-term investment	-	-	-	-	-	US$ 8,197	-	-	-	-	-	US$ 8,197
	Txu Elec Delivery Transition	Short-term investment	-	-	-	US$ 7,736	-	-	-	US$ 3,470	US$ 3,491	US$ (21)	-	US$ 3,103
	Usaa Auto Owner Tr	Short-term investment	-	-	-	-	-	US$ 3,718	-	-	-	-	-	US$ 3,718
	Usaa Auto Owner Tr	Short-term investment	-	-	-	US$ 4,000	-	-	-	US$ 3,995	US$ 4,000	US$ (5)	-	-
	Washington Mut Mtg Secs Corp.	Short-term investment	-	-	-	-	-	US$ 4,365	-	-	-	-	-	US$ 4,067
	Wells Fargo Finl Auto Owner Tr	Short-term investment	-	-	-	-	-	US$ 5,299	-	-	-	-	-	US$ 5,299
	Wells Fargo Mtg Bkd Secs	Short-term investment	-	-	-	-	-	US$ 4,014	-	-	-	-	-	US$ 3,661
	Whole Auto Ln Tr	Short-term investment	-	-	-	US$ 5,967	-	-	-	US$ 5,973	US$ 5,967	US$ 6	-	-
Partners	VisEra Holding Company	Long-term investment	-	-	-	-	18,931	US$ 18,931	-	-	-	-	18,931	US$ 19,862

Note1: The proceeds of bond investments matured are excluded.

Note2: The ending balance included the amortization of premium or discount on bond investments.

(Concluded)

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND INVESTEES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable		Note
			Purchase / Sale	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total	
The Company	TSMC-North America	Subsidiary	Sales	$153,618,916	57	Net 30 days after invoice date	-	-	$ 20,407,621	49	
	Philips	Major shareholder	Sales	3,298,770	1	Net 30 days after monthly closing	-	-	573,565	1	
	GUC	Investee with controlling financial interest	Sales	347,456	-	Net 30 days after monthly closing	-	-	49,046	-	
	SSMC	Investee accounted for using equity method	Sales	195,253	-	Net 45 days after monthly closing	-	-	-	-	
	WaferTech	Subsidiary	Purchases	11,137,313	28	Net 30 days after monthly closing	-	-	(1,133,217)	10	
	SSMC	Investee accounted for using equity method	Purchases	5,729,672	15	Net 30 days after monthly closing	-	-	(485,873)	4	
	VIS	Investee accounted for using equity method	Purchases	4,142,457	10	Net 30 days after monthly closing	-	-	(563,240)	5	
	TSMC-Shanghai	Subsidiary	Purchases	1,405,030	4	Net 30 days after monthly closing	-	-	(274,820)	2	
GUC	TSMC-North America	The same Parent	Purchases	266,372	23	Net 30 days after invoice date	-	-	(66,138)	37	

Note: The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken		
The Company	TSMC-North America	Subsidiary	$ 20,606,126	43 days	$ 5,735,388	Accelerate demand on account receivables	$ 7,626,255	$ -
	TSMC Technology	Indirect subsidiaries	972,563	Note	-	Accelerate demand on account receivables	-	-
	Philips	Major shareholder	573,565	64 days	45,909	Accelerate demand on account receivables	1,603	-
	VisEra	Indirect investee accounted for using equity method	374,200	Note	1,750	Accelerate demand on account receivables	5,161	-
	SSMC	Investee accounted for using equity method	149,251	Note	-	Accelerate demand on account receivables	-	-

Note: The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 7
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2005			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
				December 31, 2005	December 31, 2004	Shares (in Thousands)	Percentage of Ownership	Carrying Value (Note 1)			
The Company	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	$ 31,445,780	$ 31,445,780	987,968	100	$ 23,912,812	$ (549,454)	$ (549,454)	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	9,187,962	-	100	9,438,856	(2,242,213)	(2,242,213)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	437,891	27	5,419,747	2,710,971	617,268	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	4,215,200	2,503,446	801,103	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,091,166	46,656	46,656	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	1,790,186	564,201	320,274	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,526,074	1,447,957	-	99	850,534	(77,208)	(76,822)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	654,509	332,412	-	98	642,479	(19,044)	(21,916)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	40,147	46	442,233	106,748	52,390	Investee over which the Company has controlling financial interest
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	94,949	2,572	2,572	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	78,139	77,196	(3,769)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	77,415	77,257	(3,806)	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	-	100	23,087	295	295	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The gains on disposal of the stocks of the Company held by subsidiaries and cash dividends from the Company are excluded.

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

INFORMATION OF INVESTMENT IN MAINLAND CHINA
DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousand)	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2005 (US$ in Thousand)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2005 (US$ in Thousand)	Percentage of Ownership in Investment
					Outflow (US$ in Thousand)	Inflow		
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ 12,180,367 (RMB3,070,623)	(Note 1)	$ 9,187,962 (US$ 276,000)	$ 2,992,405 (US$ 95,000)	$ -	$ 12,180,367 (US$ 371,000)	100%

Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2005	Accumulated Inward Remittance of Earnings as of December 31, 2005	Accumulated Investment in Mainland China as of December 31, 2005 (US$ in Thousand)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)	Upper Limit on Investment (US$ in Thousand)
$ (2,242,213)	$ 9,438,856	$ -	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)

Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2: Amount was recognized based on the audited financial statements.

10. Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004 and Independent Auditors' Report

REPRESENTATION LETTER

The entities included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2005, which were prepared in conformity with the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises, are the same as the entities included in the consolidated financial statements prepared in conformity with the revised R.O.C. Statement of Financial Accounting Standards No. 7 "Consolidated Financial Statements" In addition, the information needed to be disclosed in the combined financial statements is included in the consolidated financial statements. Thus, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries did not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By

MORRIS CHANG
Chairman

January 12, 2006

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

Deloitte & Touche

January 12, 2006

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Par Value)

ASSETS	2005 Amount	2005 %	2004 Amount	2004 %
CURRENT ASSETS				
Cash and cash equivalents (Notes 2, 3 and 4)	$ 96,483,707	19	$ 74,302,351	15
Short-term investments, net (Notes 2 and 4)	47,399,308	9	54,107,951	11
Notes and accounts receivable	43,082,275	8	31,214,423	7
Receivables from related parties (Note 20)	693,266	-	654,377	-
Allowance for doubtful receivables (Note 2)	(980,594)	-	(982,843)	-
Allowance for sales returns and others (Note 2)	(4,317,413)	(1)	(3,342,450)	(1)
Other receivables from related parties (Note 20)	597,910	-	141,578	-
Other financial assets (Notes 2 and 24)	2,915,696	1	2,212,371	-
Inventories, net (Notes 2 and 5)	17,728,303	3	15,555,937	3
Deferred income tax assets, net (Notes 2 and 14)	7,149,306	2	8,917,986	2
Prepaid expenses and other current assets	1,503,447	-	1,667,401	-
Total current assets	212,255,211	41	184,449,082	37
LONG-TERM INVESTMENTS (Notes 2, 6, 18 and 24)				
Equity method	10,287,424	2	9,143,612	2
Cost method	3,365,341	-	3,266,330	1
Long-term bonds	18,548,308	4	15,170,167	3
Other investments	10,227,000	2	10,521,740	2
Total long-term investments	42,428,073	8	38,101,849	8
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 7, 10 and 20)				
Cost				
Land and land improvements	851,225	-	803,508	-
Buildings	105,832,028	21	97,882,699	19
Machinery and equipment	510,922,064	98	433,130,364	87
Office equipment	9,670,611	2	8,538,225	2
Leased assets	597,669	-	566,243	-
	627,873,597	121	540,921,039	108
Accumulated depreciation	(398,124,607)	(77)	(331,253,866)	(66)
Advance payments and construction in progress	15,074,302	3	49,244,153	10
Property, plant and equipment, net	244,823,292	47	258,911,326	52
GOODWILL (Note 2)	6,010,601	1	7,115,510	1
OTHER ASSETS				
Deferred charges, net (Notes 2, 8 and 23)	7,006,250	2	8,992,452	2
Deferred income tax assets, net (Notes 2 and 14)	6,788,418	1	1,649,979	-
Refundable deposits	106,802	-	106,448	-
Assets leased to others, net (Note 2)	72,879	-	78,613	-
Others (Note 2)	18,063	-	48,832	-
Total other assets	13,992,412	3	10,876,324	2
TOTAL	$ 519,509,589	100	$ 499,454,091	100

LIABILITIES AND SHAREHOLDERS' EQUITY	2005 Amount	2005 %	2004 Amount	2004 %
CURRENT LIABILITIES				
Short-term bank loans (Note 9)	$ 328,500	-	$ 383,004	-
Accounts payable	9,421,452	2	7,264,419	2
Payables to related parties (Note 20)	1,743,069	-	2,217,815	1
Income tax payable (Notes 2 and 14)	4,015,451	1	403,955	-
Accrued expenses and other current liabilities (Notes 2, 12, 23 and 24)	10,542,230	2	9,722,413	2
Payables to contractors and equipment suppliers	9,066,036	2	33,427,702	6
Current portion of long-term liabilities (Note 10)	5,489	-	10,500,000	2
Total current liabilities	35,122,227	7	63,919,308	13
LONG-TERM LIABILITIES				
Bonds payable (Note 11)	19,500,000	4	19,500,000	4
Long-term bank loans (Note 10)	663,140	-	1,915,020	-
Other long-term payables (Note 12)	8,548,887	2	7,964,975	2
Other payables to related parties (Notes 20 and 23)	1,100,475	-	2,317,972	-
Liability under capital lease (Note 2)	597,669	-	566,243	-
Total long-term liabilities	30,410,171	6	32,264,210	6
OTHER LIABILITIES				
Accrued pension cost (Notes 2 and 13)	3,474,384	1	3,101,707	1
Guarantee deposits (Note 23)	2,896,430	-	412,881	-
Deferred credits (Notes 2 and 20)	1,343,959	-	704,991	-
Others	23,710	-	9,958	-
Total other liabilities	7,738,483	1	4,229,537	1
Total liabilities	73,270,881	14	100,413,055	20
EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF PARENT (Notes 2, 16, 17 and 18)				
Capital stock - $10 par value				
Authorized: 27,050,000 thousand shares in 2005 and 24,600,000 thousand shares in 2004				
Issued: 24,730,025 thousand shares in 2005 and 23,251,964 thousand shares in 2004	247,300,246	48	232,519,637	47
Capital surplus	57,117,886	11	56,537,259	11
Retained earnings				
Appropriated as legal capital reserve	34,348,208	7	25,528,007	5
Appropriated as special capital reserve	2,226,427	-	-	-
Unappropriated earnings	106,196,399	20	88,202,009	18
Others				
Cumulative translation adjustments	(640,742)	-	(2,226,427)	(1)
Treasury stock (at cost) - 32,938 thousand shares in 2005 and 45,521 thousand shares in 2004	(918,075)	-	(1,595,186)	-
Total equity attributable to shareholders of the parent	445,630,349	86	398,965,299	80
MINORITY INTEREST IN SUBSIDIARIES (Note 2)	608,359	-	75,737	-
Total shareholders' equity	446,238,708	86	399,041,036	80
TOTAL	$ 519,509,589	100	$ 499,454,091	100

The accompanying notes are an integral part of the consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2005		2004	
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 20)	$ 271,801,696		$ 261,947,351	
SALES RETURNS AND ALLOWANCES (Note 2)	5,236,626		4,734,733	
NET SALES	266,565,070	100	257,212,618	100
COST OF SALES (Notes 15 and 20)	148,362,196	56	141,393,435	55
GROSS PROFIT	118,202,874	44	115,819,183	45
OPERATING EXPENSES (Notes 15 and 20)				
Research and development	14,016,506	5	12,516,434	5
General and administrative	9,085,536	3	11,454,374	4
Sales and marketing	4,132,273	2	3,366,701	1
Total operating expenses	27,234,315	10	27,337,509	10
INCOME FROM OPERATIONS	90,968,559	34	88,481,674	35
NON-OPERATING INCOME AND GAINS				
Interest (Notes 2 and 24)	3,069,435	1	1,783,693	1
Equity in earnings of equity method investees, net (Notes 2 and 6)	1,433,226	1	2,094,137	1
Settlement income (Note 22)	964,710	-	-	-
Technical service income (Notes 20 and 23)	462,624	-	423,804	-
Gain on disposal of property, plant and equipment (Note 2)	342,756	-	242,785	-
Subsidy income	321,850	-	-	-
Gain on sales of investments, net (Note 2)	-	-	914,541	-
Others (Note 20)	472,896	-	556,598	-
Total non-operating income and gains	7,067,497	2	6,015,558	2
NON-OPERATING EXPENSES AND LOSSES				
Interest (Notes 2, 7 and 24)	2,662,458	1	1,454,242	1
Unrealized valuation loss on short-term investments (Note 2)	337,160	-	75,212	-
Loss on idle assets (Note 2)	131,849	-	-	-
Loss on impairment of long-term investments (Note 2)	128,900	-	350,608	-
Loss on disposal of property, plant and equipment and idle assets (Note 2)	60,109	-	131,148	-
Others	452,333	-	520,435	-
Total non-operating expenses and losses	3,772,809	1	2,531,645	1
INCOME BEFORE INCOME TAX	94,263,247	35	91,965,587	36
INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 14)	(630,579)	-	363,426	-
NET INCOME	$ 93,632,668	35	$ 92,329,013	36

(Continued)

	2005		2004	
	Amount	%	Amount	%
ATTRIBUTABLE TO:				
Shareholders of the parent	$ 93,575,035	35	$ 92,316,115	36
Minority interest	57,633	-	12,898	-
	$ 93,632,668	35	$ 92,329,013	36

	2005		2004	
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent	
	Before Tax	After Tax	Before Tax	After Tax
CONSOLIDATED EARNINGS PER SHARE (Note 19)				
Basic earnings per share	$ 3.82	$ 3.79	$ 3.72	$ 3.73
Diluted earnings per share	$ 3.82	$ 3.79	$ 3.72	$ 3.73

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent (Notes 2, 16, 17 and 18)											Minority Interest in Subsidiaries (Note 2)	Total Shareholders' Equity
	Capital Stock		Capital Surplus	Retained Earnings				Unrealized Loss on Long-term Investments	Cumulative Translation Adjustments	Treasury Stock	Total		
	Shares (in Thousands)	Amount		Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total						
BALANCE, JANUARY 1, 2004	20,266,619	$202,666,189	$ 56,855,885	$ 20,802,137	$ 68,945	$ 50,229,008	$ 71,100,090	$ (35)	$ 225,408	$ (1,633,228)	$ 329,214,309	$ 88,999	$ 329,303,308
Appropriations of prior year's earnings													
Legal capital reserve	-	-	-	4,725,870	-	(4,725,870)	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(68,945)	68,945	-	-	-	-	-	-	-
Employees' profit sharing - in cash	-	-	-	-	-	(681,628)	(681,628)	-	-	-	(681,628)	-	(681,628)
Employees' profit sharing - in stock	272,651	2,726,514	-	-	-	(2,726,514)	(2,726,514)	-	-	-	-	-	-
Cash dividends to preferred shareholders	-	-	-	-	-	(184,493)	(184,493)	-	-	-	(184,493)	-	(184,493)
Cash dividends to common shareholders - NT$0.60 per share	-	-	-	-	-	(12,159,971)	(12,159,971)	-	-	-	(12,159,971)	-	(12,159,971)
Stock dividends to common shareholders - NT$1.41 per share	2,837,327	28,373,267	-	-	-	(28,373,267)	(28,373,267)	-	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(127,805)	(127,805)	-	-	-	(127,805)	-	(127,805)
Net income in 2004	-	-	-	-	-	92,316,115	92,316,115	-	-	-	92,316,115	12,898	92,329,013
Adjustment arising from changes of percentage of ownership in investees	-	-	34,059	-	-	-	-	-	-	-	34,059	-	34,059
Reversal of unrealized loss on long-term investment of investees	-	-	-	-	-	-	-	35	-	-	35	-	35
Translation adjustments	-	-	-	-	-	-	-	-	(2,451,835)	-	(2,451,835)	-	(2,451,835)
Issuance of stock from exercising stock options	87	867	2,757	-	-	-	-	-	-	-	3,624	-	3,624
Cash dividends received by subsidiaries from parent company	-	-	22,781	-	-	-	-	-	-	-	22,781	-	22,781
Treasury stock transactions - sales of parent company's stock held by subsidiaries	-	-	1,864	-	-	-	-	-	-	38,042	39,906	-	39,906
Treasury stock repurchased by the parent company	-	-	-	-	-	-	-	-	-	(7,059,798)	(7,059,798)	-	(7,059,798)
Retirement of treasury stock	(124,720)	(1,247,200)	(380,087)	-	-	(5,432,511)	(5,432,511)	-	-	7,059,798	-	-	-
Decrease in minority interest	-	-	-	-	-	-	-	-	-	-	-	(26,160)	(26,160)
BALANCE, DECEMBER 31, 2004	23,251,964	232,519,637	56,537,259	25,528,007	-	88,202,009	113,730,016	-	(2,226,427)	(1,595,186)	398,965,299	75,737	399,041,036
Appropriations of prior year's earnings													
Legal capital reserve	-	-	-	8,820,201	-	(8,820,201)	-	-	-	-	-	-	-
Special capital reserve	-	-	-	-	2,226,427	(2,226,427)	-	-	-	-	-	-	-
Employees' profit sharing - in cash	-	-	-	-	-	(3,086,215)	(3,086,215)	-	-	-	(3,086,215)	-	(3,086,215)
Employees' profit sharing - in stock	308,622	3,086,215	-	-	-	(3,086,215)	(3,086,215)	-	-	-	-	-	-
Cash dividends to common shareholders - NT$2.00 per share	-	-	-	-	-	(46,504,097)	(46,504,097)	-	-	-	(46,504,097)	-	(46,504,097)
Stock dividends to common shareholders - NT$0.50 per share	1,162,602	11,626,024	-	-	-	(11,626,024)	(11,626,024)	-	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(231,466)	(231,466)	-	-	-	(231,466)	-	(231,466)
Net income in 2005	-	-	-	-	-	93,575,035	93,575,035	-	-	-	93,575,035	57,633	93,632,668
Adjustment arising from changes of percentage of ownership in investees	-	-	71,405	-	-	-	-	-	-	-	71,405	-	71,405
Translation adjustments	-	-	-	-	-	-	-	-	1,585,685	-	1,585,685	(51,795)	1,533,890
Issuance of stock from exercising stock options	6,837	68,370	202,559	-	-	-	-	-	-	-	270,929	-	270,929
Cash dividends received by subsidiaries from parent company	-	-	84,285	-	-	-	-	-	-	-	84,285	-	84,285
Treasury stock transactions - sales of parent company's stock held by subsidiaries	-	-	222,378	-	-	-	-	-	-	677,111	899,489	-	899,489
Increase in minority interest	-	-	-	-	-	-	-	-	-	-	-	526,784	526,784
BALANCE, DECEMBER 31, 2005	24,730,025	$247,300,246	$ 57,117,886	$ 34,348,208	$ 2,226,427	$106,196,399	$142,771,034	$ -	$ (640,742)	$ (918,075)	$445,630,349	$ 608,359	$446,238,708

The accompanying notes are an integral part of the consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income attributable to shareholders of the parent	$ 93,575,035	$ 92,316,115
Net income attributable to minority interest	57,633	12,898
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	75,649,429	69,818,457
Deferred income taxes	(3,353,013)	(1,058,393)
Equity in earnings of equity method investees, net	(1,433,226)	(2,094,137)
Amortization of premium/discount of long-term bond investments, net	120,872	28,673
Loss on impairment of long-term investments	128,900	350,608
Gain on sales of long-term investments, net	(15,304)	(85,203)
Gain on disposal of property, plant and equipment and idle assets, net	(282,647)	(111,637)
Loss on idle assets	131,849	-
Donation of idle assets	7,207	-
Provision for pension cost	360,128	500,257
Dividends received from equity method investees	668,464	-
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Notes and accounts receivable	(11,572,809)	(2,709,261)
Receivables from related parties	(101,915)	266,067
Allowance for doubtful receivables	(3,145)	(37,555)
Allowance for sales returns and others	974,963	1,206,607
Other receivables from related parties	(87,979)	(9,847)
Other financial assets	(469,023)	(777,100)
Inventories, net	(2,006,165)	(3,420,613)
Prepaid expenses and other current assets	183,046	(34,493)
Increase (decrease) in:		
Accounts payable	2,088,582	825,815
Payables to related parties	(1,629,217)	(1,499,968)
Income tax payable	3,611,486	266,526
Accrued expenses and other current liabilities	292,568	(602,911)
Deferred credits	117,335	-
Net cash provided by operating activities	157,013,054	153,150,905
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) in short-term investments, net	6,954,230	(43,554,878)
Acquisitions of:		
Long-term investments	(14,675,413)	(23,054,379)
Property, plant and equipment	(79,878,724)	(81,094,557)
Proceeds from disposal of:		
Long-term investments	10,533,622	165,243
Property, plant, and equipment and idle assets	480,707	1,812,633
Increase in deferred charges	(855,967)	(2,405,673)
Decrease in refundable deposits	771	93,074
Decrease in other assets	741	51,604
Net cash used in investing activities	(77,440,033)	(147,986,933)

(Continued)

	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on:		
Short-term bank loans	(54,504)	-
Bonds payable	(10,500,000)	(5,000,000)
Long-term bank loans	(1,337,489)	(6,656,152)
Increase (decrease) in guarantee deposits	2,483,549	(351,008)
Cash bonus paid to employees	(3,086,215)	(681,628)
Cash dividends paid for preferred stock	-	(184,493)
Cash dividends paid for common stock	(46,419,812)	(12,137,190)
Bonus to directors and supervisors	(231,466)	(127,805)
Repurchase of treasury stock	-	(7,059,798)
Proceeds from:		
Exercise of employee stock options	270,929	3,624
Disposal of treasury stock	899,489	39,906
Increase (decrease) in minority interest in subsidiaries	6,832	(26,160)
Net cash used in financing activities	(57,968,687)	(32,180,704)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,604,334	(27,016,732)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	348,921	(1,669,813)
EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF CERTAIN SUBSIDIARIES	228,101	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	74,302,351	102,988,896
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 96,483,707	$ 74,302,351
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for		
Interest (excluding the amount capitalized of NT$278,334 thousand in 2004, Note 7)	$ 2,435,827	$ 1,470,333
Income tax	$ 341,671	$ 389,189
Cash paid for acquisition of property, plant and equipment		
Total acquisitions	$ 56,166,205	$ 113,043,552
Decrease (increase) in payables to contractors and equipment suppliers	24,361,666	(26,195,599)
Increase in other long-term payables	(649,147)	(5,913,737)
Decrease in liability under capital lease	-	160,341
	$ 79,878,724	$ 81,094,557
NONCASH INVESTING AND FINANCING ACTIVITIES		
Current portion of long-term liabilities	$ 5,489	$ 10,500,000
Current portion of other payables to related parties (classified under payables to related parties)	$ 693,956	$ 469,494
Current portion of other long-term payables (classified under accrued expenses and other current liabilities)	$ 869,072	$ 1,505,345
Reclassification of long-term investments to short-term investments	$ 245,587	$ 343,950
Reclassification of short-term investments to long-term investments	$ -	$ 3,402,413

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2005 and 2004, TSMC and its subsidiaries had 21,950 and 20,444 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC's ownership percentage is less than 50% but has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

In compliance with the revised R.O.C. Statement of Financial Accounting Standards ("SFAS") No. 7 "Consolidated Financial Statements", the consolidated financial statements included new consolidated entities, including Global Unichip Corporation (GUC), Global Unichip Corp.-North America (GUC-NA), Global Unichip Japan Co., Ltd (GUC-Japan) and VisEra Technology Company, Ltd. (VisEra; due to the changes in investment structure, the Company no longer had a coutrolling interest over VisEra in November 2005; the consolidated statement of income for the year ended December 31, 2005 included the revenue and expenses of VisEra for the ten months ended October 31, 2005); moreover, pursuant to the newly adopted standard, the Company did not retroactively restate its consolidated financial statements as of and for the year ended December 31, 2004.

The consolidated entities were as follows:

Name of Investor	Name of Investee	Percentage of Ownership at December 31, 2005	Remark
TSMC	TSMC North America (TSMC-NA)	100%	-
	TSMC Japan K. K. (TSMC-Japan)	100%	-
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	-
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	-
	TSMC Partners, Ltd. (TSMC Partners)	100%	-
	TSMC International Investment Ltd. (TSMC International)	100%	-
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of December 31, 2005, Chi Cherng held 16,454 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of December 31, 2005, Hsin Ruey held 16,484 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	-
	GUC	46%	Starting from January 1, 2005, GUC became a consolidated entity of TSMC as GUC's president was assigned by TSMC and TSMC has control over the financial, operating and personnel hiring decisions of GUC. Please see Note 20 for significant intercompany transactions between TSMC and GUC during 2004.
	VisEra	-	Starting from January 1, 2005, VisEra became a consolidated entity of TSMC as VisEra's president was assigned by TSMC and TSMC no longer had a controlling interest over the financial, operating and personnel hiring decisions of VisEra. However, due to the changes in investment structure, TSMC no longer had a controlling interest over VisEra beginning in November 2005. As a result, its revenue and expenses after October 31, 2005 were excluded from the consolidated statements of income for the year ended December 31, 2005.

(Continued)

Name of Investor	Name of Investee	Percentage of Ownership at December 31, 2005	Remark
TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	-
	TSMC Development, Inc. (TSMC Development)	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	-
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	-
TSMC Development	WaferTech, LLC (WaferTech)	99.996%	-
GUC	GUC-NA	100%	Starting from January 1, 2005, GUC-NA became a consolidated entity of TSMC as TSMC has control over GUC. TSMC did not enter into significant transactions with GUC-NA in prior years.
	GUC-Japan	100%	Starting from January 1, 2005, GUC-Japan became a consolidated entity of TSMC as TSMC has control over GUC. TSMC did not enter into significant transactions with GUC-Japan in prior years.

(Concluded)

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2005:



TSMC
100%
TSMC-NA
100%
TSMC-Japan
100%
TSMC International
100%
TSMC-Europe
100%
TSMC Partners
100%
TSMC Shanghai
36%
Chi Cherng
64%
64%
36%
Hsin Ruey
99.5%
Emerging Alliance
46%
GUC
98%
VTAF II
100%
TSMC Technology
100%
TSMC Development
97%
ISDF
97%
ISDF II
99.996%
WaferTech
100%
GUC-Japan
100%
GUC-NA

TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan and TSMC-Europe are engaged mainly in marketing activities. TSMC-Shanghai is engaged in the manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers. TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Technology is engaged mainly in engineering support activities. Emerging Alliance, VTAF II, ISDF and ISDF II are engaged in investing in new start-up technology companies. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in the researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan.

TSMC together with its consolidated entities are hereinafter referred to collectively as the "Company".

Minority interest in subsidiaries aforementioned is presented under minority interest in subsidiaries in the consolidated balance sheets.

Use of Estimates

The preparation of consolidated financial statements in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C. that require management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management's estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments primarily consist of agency bonds, corporate bonds, asset-backed securities, bond funds, government bonds and others.

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the aggregate market value.

The costs of funds and public-traded stocks sold are accounted for using the weighted-average method; whereas the costs of other securities sold are accounted for using the specific identification method.

The market value of funds is determined using the net asset value of the funds at the end of the year, and the market value of public-traded stocks is determined using the average-closing prices of the listed stocks for the last month of the year. The market value of other short-term investments is determined using the average of bid and ask prices at the end of the year.

Cash dividends are recorded as investment income in the current year.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding account receivables and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. The Company records a provision for estimated future returns and other allowances in the period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made based on historical experience, management's judgment, and any known factors that would significantly affect the allowance.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts, and net realizable value is used for finished goods and work in process. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company's share of the net income or net loss of an investee is recognized in the "equity in earnings/losses of equity method investees, net" account. When equity investments are made, the difference, if any, between the cost of the investment and the Company's share of the investee's net equity is amortized using the straight-line method over five years and is also recorded in the "equity in earnings/losses of equity method investees, net" account.

When the Company subscribes for additional investee shares at a percentage different from its existing ownership percentage of equity interest, the resulting carrying amount of the investment in the investee differs from the amount of the Company's share of the investee's net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions to the carrying amount of the investments if the dividends are received in the year of acquisition. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments in publicly traded stocks with readily ascertainable fair market value, with the corresponding amount recorded as an unrealized loss, a component of shareholders' equity. A reversal of the allowance is recorded for a subsequent recovery of the market value of such investment.

Investments in mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of stocks and mutual funds sold are determined using the weighted-average method.

Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and the amortization is recorded as an adjustment to interest income.

When investments in public-traded securities are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount and the market value at the time of reclassification becomes the new basis.

If an investee recognizes an unrealized loss on its long-term investments using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee and records the amount as a component of shareholders' equity.

When an indication of impairment is identified in an investment, the carrying amount of the investment is reduced to reflect such other-than-temporary decline, with the related impairment loss charged to current income.

Gains or losses on sales from the Company to investees accounted for using the equity method and vice versa are deferred in proportion to the Company's ownership percentages in the investees until realized through transactions with third parties.

If an investee's functional currency is a foreign currency, translation adjustments will result from the process of translating the investee's financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders' equity.

Property, Plant and Equipment, Assets Leased to Others, Leased Assets and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment's market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as a liability under capital lease. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the year incurred. Interest expense incurred during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements - 20 years; buildings - 10 to 50 years; machinery and equipment - 3 to 10 years; office equipment - 3 to 15 years; and leased assets - 20 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the year of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired. Goodwill is amortized using the straight-line method over the estimated life of 10 years. If an event occurs or circumstances change that more likely than not reduce the fair value of goodwill below its carrying amount, an impairment loss is charged to current income. No recording of subsequent recovery in the fair value of the goodwill is allowed.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: Technology license fees - the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees' individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Income taxes on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% are expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.

Treasury Stock

When TSMC repurchases its outstanding common stock, the cost of the reacquired stock is recorded as treasury stock, a reduction to shareholders' equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. TSMC's stock held by its subsidiaries is treated as treasury stock and reclassified from long-term investments to treasury stock. The gains resulted from the disposal of treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from TSMC are recorded under capital surplus - treasury stock transactions.

Foreign-currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of the year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the end of the year, the receivables or payables arising from forward contracts are restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount is recorded using the current rate at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates are amortized over the terms of the contracts using the straight-line method. At the end of the year, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The contract amounts of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. The receivable or payable computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items.

Translation of Foreign-currency Financial Statements

R.O.C. SFAS No. 14, "Accounting for Foreign-currency Translation", applies to foreign subsidiaries that use the local currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities - current rate at year-end; shareholders' equity - historical rate; income and expenses - average rate during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

Reclassifications

Certain accounts in the consolidated financial statements as of and for the year ended December 31, 2004 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2005.

3. CASH AND CASH EQUIVALENTS

	2005	2004
Cash and deposits in bank	$ 48,107,316	$ 54,608,986
Government bonds acquired under repurchase agreements	47,963,226	19,215,153
Corporate notes	413,165	478,212
	$ 96,483,707	$ 74,302,351

4. SHORT-TERM INVESTMENTS, NET

	2005	2004
Agency bonds	$ 14,607,694	$ 8,633,889
Corporate bonds	12,463,688	13,554,598
Corporate issued asset-backed securities	11,724,149	11,766,877
Bond funds	6,055,578	10,662,758
Government bonds	2,087,418	7,346,858
Public-traded stocks	349,218	168,299
Corporate notes	263,249	63,796
Money market funds	260,686	1,640,973
Government bonds acquired under repurchase agreements	-	249,449
Commercial papers	-	95,666
	47,811,680	54,183,163
Allowance for valuation	(412,372)	(75,212)
	$ 47,399,308	$ 54,107,951
Market value	$ 49,137,413	$ 54,990,545

TSMC entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2005, TSMC's investment portfolios managed by these fund managers aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as agency bonds, corporate bonds, asset-backed securities, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.

5. INVENTORIES, NET

	2005	2004
Finished goods	$ 2,963,989	$ 3,526,036
Work in process	13,359,209	11,437,466
Raw materials	1,765,369	993,151
Supplies and spare parts	1,325,582	1,176,735
	19,414,149	17,133,388
Allowance for valuation	(1,685,846)	(1,577,451)
	$ 17,728,303	$ 15,555,937

6. LONG-TERM INVESTMENTS

	2005		2004	
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Equity method				
Vanguard International Semiconductor Corporation (VIS)	$ 5,419,747	27	$ 5,401,982	28
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	4,215,200	32	3,290,888	32
VisEra Holding Company (VisEra Holding)	652,477	50	-	-
GUC (Note 2)	-	-	391,626	47
VisEra	-	-	59,116	25
	10,287,424		9,143,612	
Cost method				
Common stocks				
Publicly traded stocks	60,177	-	71,832	-
Non-publicly traded stocks	1,006,203	-	1,226,499	-
Preferred stocks	1,963,971	-	1,677,865	-
Funds	334,990	-	290,134	-
	3,365,341		3,266,330	
Long-term bonds				
Government bonds	9,922,937		10,260,481	
Corporate bonds				
Taiwan Power Company	3,263,348		915,276	
Nan Ya Plastics Corporation	2,150,842		407,526	
China Steel Corporation	1,010,532		2,978,804	
Formosa Petrochemical Corporation	791,963		202,595	
Chinese Petroleum Corporation	705,436		-	
Far Eastone Telecommunication Co., Ltd.	300,026		-	
Formosa Plastics Corporation	268,855		405,485	
Formosa Chemical & Fiber Corporation	134,369		-	
	18,548,308		15,170,167	
Other investments	10,227,000		10,521,740	
	$ 42,428,073		$ 38,101,849	

For the years ended December 31, 2005 and 2004, net equity in earnings recognized from the equity method investees was NT$1,433,226 thousand and NT$2,094,137 thousand, respectively. The carrying amounts of the investments accounted for under the equity method and the related equity in earnings of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods as the Company.

In November 2005, the Company transferred all of its shares in VisEra to VisEra Holding Company, an investee accounted for using the equity method of TSMC Partners, due to the changes in investment structure.

Other investments consisted of the following structured time-deposits:

	Principal Amount	Interest Receivable	Range of Interest Rates	Maturity Date
December 31, 2005				
Step-up callable deposits				
Foreign banks	$ 3,000,000	$ 8,145	1.40%-1.50%	Jun. 2007-Oct. 2007
Callable range accrual deposits				
Foreign banks	7,227,000	9,951	(See below)	Sep. 2009-Jan. 2010
	$ 10,227,000	$ 18,096		
December 31, 2004				
Step-up callable deposits				
Domestic banks	$ 2,000,000	$ 7,681	2.05%-2.20%	Jul. 2007-Aug. 2007
Foreign banks	2,138,340	14,054	1.44%-4.75%	Jun. 2007-Aug. 2007
Callable range accrual deposits				
Foreign banks	6,383,400	30,751	(See below)	Sep. 2009-Dec. 2009
	$ 10,521,740	$ 52,486		

The interest rate of the step-up callable deposits is determined by the Company and the related banks. The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2005 and 2004, deposits that reside in banks located in Hong Kong amounted to NT$2,628,000 thousand and NT$2,553,360 thousand, respectively; those that reside in banks located in Singapore amounted to NT$657,000 thousand and NT$638,340 thousand, respectively.

7. PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Land improvements	$ 206,408	$ 172,484
Buildings	46,560,127	38,160,322
Machinery and equipment	344,431,001	287,204,368
Office equipment	6,862,502	5,683,577
Leased assets	64,569	33,115
	$ 398,124,607	$ 331,253,866

There was no capitalized interest for the year ended December 31, 2005. Interest expense for the year ended December 31, 2004 was NT$1,732,576 thousand (before deducting the amount capitalized of NT$278,334 thousand); the rates used for calculating the capitalized interest ranged from 1.89% to 2.89%.

8. DEFERRED CHARGES, NET

Deferred charges, net at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Technology license fees	$ 5,099,227	$ 6,534,899
Software and system design costs	1,737,384	2,213,636
Other	169,639	243,917
	$ 7,006,250	$ 8,992,452

9. SHORT-TERM BANK LOANS

Short-term bank loans at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Unsecured loans:		
US$10,000 thousand and US$12,000 thousand in 2005 and 2004, respectively, repayable by June 2006, annual interest at 4.77% and 2.80% in 2005 and 2004, respectively	$ 328,500	$ 383,004

10. LONG-TERM BANK LOANS

Long-term bank loans at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Unsecured loan:		
US$60,000 thousand, repaid before original maturities, annual interest at 2.475% in 2004	$ -	$ 1,915,020
Secured loan:		
US$20,000 thousand, repayable by November 2010 in 5 payments, annual interest at 5.01%	656,914	-
Science Park Administration (SPA) SOC loan (GUC, Note 2), repayable by July 2008 in 20 payments, interest-free	7,658	-
SPA DSP loan (GUC, Note 2), repayable by April 2007 in 20 payments, interest-free	4,057	-
	668,629	1,915,020
Current portion	(5,489)	-
	$ 663,140	$ 1,915,020

As of December 31, 2005, assets of TSMC-Shanghai with a carrying amount aggregating NT$5,511,456 thousand (RMB1,354,166 thousand) were provided as collateral for the aforementioned secured loan. Pursuant to the loan agreement, the annual audited financial statements of TSMC-Shanghai must maintain certain financial covenants. As of December 31, 2005, TSMC-Shanghai did not violate those financial covenants.

As of December 31, 2005, future principal repayments for the Company's long-term bank loans were as follows:

Year of Repayment	Amount
2006	$ 5,489
2007	4,137
2008	133,471
2009	262,766
2010	262,766
	$ 668,629

11. BONDS PAYABLE

Bonds payable at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Domestic unsecured bonds:		
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	$ 4,500,000	$ 15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000
	19,500,000	30,000,000
Current portion	-	(10,500,000)
	$ 19,500,000	$ 19,500,000

As of December 31, 2005, future principal repayments for the Company's bonds were as follows:

Year of Repayment	Amount
2007	$ 7,000,000
2009	8,000,000
2010 and thereafter	4,500,000
	$ 19,500,000

12. OTHER LONG-TERM PAYABLES

Other long-term payables at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Payables for acquisition of property, plant and equipment (Note 23k)	$ 7,037,787	$ 6,030,007
Payables for royalties	2,380,172	3,440,313
	9,417,959	9,470,320
Current portion (classified under accrued expenses and other current liabilities)	(869,072)	(1,505,345)
	$ 8,548,887	$ 7,964,975

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of December 31, 2005, future payments for the Company's other long-term payables were as follows:

Year of Payment	Amount
2006	$ 869,072
2007	459,900
2008	262,800
2009	262,800
2010	262,800
2011 and thereafter	7,300,587
	$ 9,417,959

13. PENSION PLAN

The Labor Pension Act (the "Act") became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees' pension accounts per month shall not be less than 6% of each employee's monthly salary. Furthermore, TSMC-Shanghai is required to make contributions to a state-managed retirement plan at a certain ratio of the monthly basic salary of its local employees. Pursuant to the aforementioned Act and regulation, the Company made monthly contributions and recognized pension costs of NT$280,317 thousand and NT$7,503 thousand for the years ended December 31, 2005 and 2004, respectively.

TSMC and GUC have defined benefit plans under the Labor Standards Law that provide benefits based on an employee's length of service and average monthly salary prior to retirement. TSMC and GUC contribute an amount equal to 2% of salaries paid each month to their respective pension fund (the Funds). The Funds are administered by pension fund monitoring committees and deposited in the committees' name in the Central Trust of China.

Pension information on the defined benefit plans is summarized as follows:

a. Components of net periodic pension cost for the year

	2005	2004
Service cost	$ 470,886	$ 632,594
Interest cost	163,854	128,315
Projected return on plan assets	(49,843)	(41,925)
Amortization	8,345	8,300
Net periodic pension cost	$ 593,242	$ 727,284

b. Reconciliation of funded status of the plans and accrued pension cost at December 31, 2005 and 2004

	2005	2004
Benefit obligation		
Vested benefit obligation	$ 62,302	$ 67,104
Nonvested benefit obligation	3,364,333	2,704,251
Accumulated benefit obligation	3,426,635	2,771,355
Additional benefits based on future salaries	2,550,307	2,132,721
Projected benefit obligation	5,976,942	4,904,076
Fair value of plan assets	(1,691,603)	(1,447,540)
Funded status	4,285,339	3,456,536
Unrecognized net transitional obligation	(126,969)	(132,791)
Unrecognized net loss	(684,429)	(222,549)
Accrued pension cost	$ 3,473,941	$ 3,101,196
Vested benefit	$ 67,752	$ 76,003

c. Actuarial assumptions

	2005	2004
Discount rated used in determining present values	2.75%-3.50%	3.25%
Future salary increase rate	2.00%-3.00%	3.00%
Expected rate of return on plan assets	2.50%-2.75%	3.25%

d. *Contributions to the Funds for the year*

	2005	2004
	$ 226,181	$ 226,339

e. Payments from the Funds for the year

	2005	2004
	$ 8,419	$ 1,446

14. INCOME TAX

a. A reconciliation of income tax expense based on income before income tax at the statutory rate and current income tax expense before tax credits is as follows:

	2005	2004
Income tax expense based on income before income tax at statutory rate	$ 23,658,498	$ 23,840,497
Tax-exempt income	(12,243,435)	(14,712,500)
Temporary and permanent differences	1,123,735	658,164
Current income tax expense before income tax credits	$ 12,538,798	$ 9,786,161

b. Income tax expense (benefit) consisted of the following:

	2005	2004
Current income tax expense before income tax credits	$ 12,538,798	$ 9,786,161
Additional tax at 10% on unappropriated earnings	1,494,811	823,932
Income tax credits	(10,133,848)	(10,470,862)
Other income tax adjustment	117,314	555,736
Net change in deferred income tax assets		
Net operating loss carryforwards	690,615	1,652,983
Investment tax credits	1,965,878	(234,690)
Temporary differences	(2,402,406)	(1,131,331)
Adjustment in valuation allowance	(3,640,583)	(1,345,355)
Income tax expense (benefit)	$ 630,579	$ (363,426)

c. Net deferred income tax assets at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Current deferred income tax assets, net		
Investment tax credits	$ 7,033,621	$ 8,849,000
Temporary differences	454,052	319,717
Net operating loss carryforwards	15,825	-
Valuation allowance	(354,192)	(250,731)
	$ 7,149,306	$ 8,917,986
Non-current deferred income tax assets, net		
Investment tax credits	$ 17,004,324	$ 17,035,584
Net operating loss carryforwards	6,261,469	6,735,080
Temporary differences	(5,640,477)	(7,760,152)
Valuation allowance	(10,836,898)	(14,360,533)
	$ 6,788,418	$ 1,649,979

As of December 31, 2005, the net operating loss carryforwards pertained to WaferTech, TSMC Development, TSMC Technology and GUC would expire at various dates through 2024.

d. Integrated income tax information:

The balance of the imputation credit account of TSMC as of December 31, 2005 and 2004 was NT$20,087 thousand and zero, respectively.

The expected and actual creditable ratio of TSMC for distribution of earnings of 2005 and 2004 was 0.02% and 0.11%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of the imputation credits is made.

e. TSMC's earnings generated prior to December 31, 1997 have been fully appropriated.

f. As of December 31, 2005, investment tax credits of TSMC and GUC consisted of the following:

Law	Item	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$ 134,467	$ -	2005
		4,886,592	171	2006
		4,138,857	4,054,072	2007
		11,001,974	11,001,974	2008
		4,160,396	4,160,396	2009
		$ 24,322,286	$ 19,216,613	
Statute for Upgrading Industries	Research and development expenditures	$ 3,145,894	$ -	2005
		1,809,841	20,404	2006
		1,421,611	1,421,611	2007
		1,647,252	1,647,252	2008
		1,667,788	1,667,788	2009
		$ 9,692,386	$ 4,757,055	
Statute for Upgrading Industries	Personnel training	$ 29,448	$ -	2005
		20,427	46	2006
		26,962	26,962	2007
		37,250	37,250	2008
		19	19	2009
		$ 114,106	$ 64,277	
Statute for Upgrading Industries	Investments in important technology-based enterprises	$ 38,036	$ -	2005

g. The profits generated from the following expansion and construction projects of TSMC's manufacturing plants are exempt from income tax:

	Tax-Exemption Period
Construction of Fab 8 - module B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007

h. The tax authorities have examined income tax returns of TSMC through 2001.

15. LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2005			Year Ended December 31, 2004		
	Classified as Cost of Sales	Classified as Operating Expenses	Total	Classified as Cost of Sales	Classified as Operating Expenses	Total
Labor cost						
Salary	$ 11,031,464	$ 6,703,584	$ 17,735,048	$ 10,719,632	$ 5,886,769	$ 16,606,401
Labor and health insurance	633,790	343,937	977,727	572,210	320,785	892,995
Pension	589,342	295,653	884,995	472,329	271,186	743,515
Other	770,906	551,924	1,322,830	430,777	531,876	962,653
	$ 13,025,502	$ 7,895,098	$ 20,920,600	$ 12,194,948	$ 7,010,616	$ 19,205,564
Depreciation	$ 68,135,117	$ 3,250,651	$ 71,385,768	$ 61,703,792	$ 2,563,408	$ 64,267,200
Amortization	$ 1,766,702	$ 2,574,566	$ 4,341,268	$ 2,496,827	$ 3,052,160	$ 5,548,987

16. SHAREHOLDERS' EQUITY

TSMC has issued a total of 864,194 thousand ADSs which are traded on the NYSE as of December 31, 2005. The number of common shares represented by the ADSs is 4,320,969 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are restricted to a certain percentage of the paid-in capital of TSMC.

As of December 31, 2005 and 2004, the capital surplus consisted of the following:

	2005	2004
From merger	$ 24,003,546	$ 24,003,546
Additional paid-in capital	23,254,234	23,051,675
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	306,868	205
From long-term investments	192,759	121,354
Donations	55	55
	$ 57,117,886	$ 56,537,259

TSMC's Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a. Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC's total capital;

b. Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c. Bonus to directors and supervisors and bonus to employees of TSMC equal to not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors and supervisors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d. Any balance left over shall be allocated according to the resolution of the shareholders' meeting.

TSMC's Articles of Incorporation also stipulate that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided however, the ratio for stock dividend shall not exceed 50% of total distribution.

Any appropriations of the net profits are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC's paid-in capital. The reserve can be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital, if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of the paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholder's equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock), shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special capital reserve appropriated may be reversed to the extent that the net debit balance reverses.

TSMC's appropriations of earnings for 2004 and 2003 had been approved in the shareholders' meetings held on May 10, 2005 and May 11, 2004, respectively. The appropriations and dividend per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)	
	For Fiscal Year 2004	For Fiscal Year 2003	For Fiscal Year 2004	For Fiscal Year 2003
Legal capital reserve	$ 8,820,201	$ 4,725,870		
Special capital reserve	2,226,427	(68,945)		
Employees' profit sharing - in cash	3,086,215	681,628		
Employees' profit sharing - in stock	3,086,215	2,726,514		
Cash dividends to preferred shareholders	-	184,493	$ -	$ 0.35
Cash dividends to common shareholders	46,504,097	12,159,971	2.00	0.60
Stock dividends to common shareholders	11,626,024	28,373,267	0.50	1.41
Bonus to directors and supervisors	231,466	127,805		
	$ 75,580,645	$ 48,910,603		

The amounts of the above appropriations of earnings for 2004 and 2003 are consistent with the resolutions of the meetings of the Board of Directors held on February 22, 2005 and February 17, 2004, respectively. However, the Company Law prescribes that TSMC, as a holder of treasury stock shall not participate in the appropriations of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolutions. If the above bonus to employee, directors and supervisors had been paid entirely in cash and charged against earnings for 2004 and 2003, the after tax basic earnings per share for the years ended December 31, 2004 and 2003 would have decreased from NT$3.97 to NT$3.70 and NT$2.33 to NT$2.15, respectively. The shares distributed as a bonus to employees represented 1.33% and 1.35% of TSMC's total outstanding common shares as of December 31, 2004 and 2003, respectively.

As of January 12, 2006, the Board of Directors of TSMC has not resolved the appropriation for earnings of 2005.

The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

17. STOCK-BASED COMPENSATION PLANS

TSMC's *Employee Stock Option Plans, consisting of* TSMC 2005 *Plan*, TSMC 2003 *Plan and* TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2005 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC's shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC's common shares listed on the TSE on the grant date.

Options that had never been granted or had been granted and subsequently cancelled under the TSMC 2003 *Plan and* TSMC 2002 *Plan were expired as of December 31*, 2005.

Information about TSMC's outstanding stock options for the years ended December 31, 2005 and 2004 was as follows:

	Number of Options (in Thousands)	Weighted-Average Exercise Price (NT$)
Year ended December 31, 2005		
Balance, beginning of year	64,367	$ 40.5
Options granted	14,864	48.4
Options exercised	(6,837)	39.6
Options cancelled	(4,636)	44.1
Balance, end of year	67,758	42.1
Year ended December 31, 2004		
Balance, beginning of year	49,357	43.0
Options granted	20,400	47.3
Options exercised	(87)	41.8
Options cancelled	(5,303)	45.9
Balance, end of year	64,367	44.1

The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of December 31, 2005, information about TSMC's outstanding and exercisable options was as follows:

Range of Exercise Price (NT$)	Options Outstanding			Options Exercisable	
	Number of Options (in Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)	Number of Options (in Thousands)	Weighted-average Exercise Price (NT$)
$29.9-$42.1	45,787	7.10	$ 38.73	27,143	$ 38.59
$47.0-$54.5	21,971	8.82	49.20	327	54.50
	67,758			27,470	

GUC's Employee Stock Option Plans, consisting of GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 *Plan* and GUC 2002 *Plan* was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable in accordance with the plans subsequent to the second *anniversary* of the grant date. As of December 31, 2005, all of the options under the aforementioned plans had been granted or were expired.

Moreover, GUC 2004 Plan was approved by the SFB on August 16, 2004 to grant a maximum of 2,500 options, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. The options of GUC 2004 Plan are valid for six years and exercisable in accordance with the plan subsequent to the second anniversary of the grant date.

Information about GUC's outstanding stock options for the years ended December 31, 2005 and 2004 was as follows:

	Number of Options	Weighted-Average Exercise Price (NT$)
Year ended December 31, 2005		
Balance, beginning of year	7,889	$ 10.50
Options granted	2,499	10.96
Options exercised	(2,641)	10.50
Options cancelled	(615)	10.57
Balance, end of year	7,132	10.66
Year ended December 31, 2004		
Balance, beginning of year	7,058	10.50
Options granted	831	10.50
Balance, end of year	7,889	10.50

As of December 31, 2005, information about GUC's outstanding and exercisable options was as follows:

Range of Exercise Price (NT$)	Options Outstanding			Options Exercisable	
	Number of Options	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)	Number of Options	Weighted-average Exercise Price (NT$)
$10.50-$10.96	7,132	2.58-5.75	$ 10.66	3,890	$ 10.50

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2005 and 2004 for TSMC and GUC. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the years ended December 31, 2005 and 2004 would have been as follows:

		2005	2004
Assumptions:			
TSMC	Expected dividend yield	1.00%-3.44%	1.00%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years
GUC	Expected dividend yield	-	-
	Expected volatility	22.65%-28.02%	38.74%-41.74%
	Risk free interest rate	2.56%	2.56%
	Expected life	6 years	6 years
Net income attributable to shareholders of the parent:			
As reported		$ 93,575,035	$ 92,316,115
Pro forma		93,456,533	92,257,355
Consolidated earnings per share (EPS) - after income tax (NT$):			
Basic EPS as reported		$ 3.79	$ 3.73
Pro forma basic EPS		3.79	3.73
Diluted EPS as reported		3.79	3.73
Pro forma diluted EPS		3.78	3.73

The estimated weighted average fair value per unit of option granted during the years ended December 31, 2005 and 2004 under the TSMC plans was NT$17.69 and NT$19.73, respectively. The estimated weighted average fair value per unit of option (eligible to subscribe for one thousand common shares) granted during the years ended December 31, 2005 and 2004 under the GUC plans was NT$3.32 thousand and NT$3.86 thousand respectively.

18. TREASURY STOCK (COMMON STOCK)

(Shares in Thousands)

	Beginning Shares	Increase/Stock Dividend	Disposal	Ending Shares
Year ended December 31, 2005				
Reclassification of parent company stock held by subsidiaries from long-term investments	45,521	2,242	14,825	32,938
Year ended December 31, 2004				
Reclassification of parent company stock held by subsidiaries from long-term investments	40,597	5,676	752	45,521
Repurchase under share buyback plan	-	124,720	124,720	-
	40,597	130,396	125,472	45,521

Proceeds from disposal of treasury stock for the years ended December 31, 2005 and 2004 were NT$899,489 thousand and NT$39,906 thousand, respectively. As of December 31, 2005 and 2004, the book value of the treasury stock was NT$918,075 thousand and NT$1,595,186 thousand, respectively; the market value was NT$2,047,126 thousand and NT$2,241,009 thousand, respectively. TSMC's stocks held by its subsidiaries are treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to the right to vote.

TSMC held a special meeting of the Board of Directors and approved a share buyback plan to repurchase its common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. TSMC repurchased 124,720 thousand common shares for a total cost of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.

19. CONSOLIDATED EARNINGS PER SHARE

Consolidated EPS is computed as follows:

	Amounts (Numerator)		Number of Shares (Denominator) (in Thousands)	Consolidated EPS (NT$)	
	Before Tax	After Tax		Before Tax	After Tax
Year ended December 31, 2005					
Consolidated basic EPS					
Income available to shareholders of the parent	$ 94,205,614	$ 93,575,035	24,679,947	$ 3.82	$ 3.79
Effect of dilutive potential common stock - stock options	-	-	13,165		
Consolidated diluted EPS					
Income available to shareholders of the parent (including the effect of dilutive potential common stock)	$ 94,205,614	$ 93,575,035	24,693,112	$ 3.82	$ 3.79
Year ended December 31, 2004					
Consolidated basic EPS					
Income available to shareholders of the parent	$ 91,952,689	$ 92,316,115	24,717,531	$ 3.72	$ 3.73
Effect of dilutive potential common stock - stock options	-	-	6,484		
Consolidated diluted EPS					
Income available to shareholders of the parent (including the effect of dilutive potential common stock)	$ 91,952,689	$ 92,316,115	24,724,015	$ 3.72	$ 3.73

20. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a. Industrial Technology Research Institute (ITRI), the Chairman of TSMC is one of its directors

b. Philips, a major shareholder of TSMC

c. Investees of the TSMC
VIS (accounted for using equity method)
SSMC (accounted for using equity method)
GUC (with controlling financial interest and was consolidated with significant transactions eliminated in 2005)

d. Indirect investee
VisEra, originally an investee over which TSMC had control; starting from November 2005, VisEra became an indirect investee accounted for using the equity method due to the changes in investment structure.

Transactions with the aforementioned parties, excluding those disclosed in other notes, are summarized as follows:

	2005		2004	
	Amount	%	Amount	%
For the year				
Sales				
Philips	$ 3,298,770	1	$ 5,463,565	2
GUC	-	-	371,546	-
Others	492,683	-	440,736	-
	$ 3,791,453	1	$ 6,275,847	2
Purchase				
SSMC	$ 5,729,672	4	5,869,123	4
VIS	4,142,457	3	9,169,602	7
	$ 9,872,129	7	$ 15,038,725	11
Manufacturing expenses - technical assistance fee (Note 23a)				
Philips	$ 581,059	-	$ 907,047	1
General and administrative expenses - rental expenses				
GUC	$ -	-	$ 13,186	-
Research and development expenses				
GUC	$ -	-	$ 11,688	-
Proceeds from disposal of property, plant and equipment				
VisEra	$ 534,279	60	$ -	-
VIS	-	-	33,974	2
	$ 534,279	60	$ 33,974	2
Non-operating income and gains				
SSMC (primarily for technical service income, see Note 23e)	$ 316,243	4	$ 364,505	6
VisEra	308,071	4	28,917	-
VIS (primarily for technical service income, see Note 23j)	210,720	3	117,760	2
	$ 835,034	11	$ 511,182	8

(Continued)

	2005		2004	
	Amount	%	Amount	%
At end of year				
Receivables				
Philips	$ 573,565	83	$ $581,487	89
VisEra	99,401	14	-	-
ITRI	20,300	3	16,453	2
GUC	-	-	56,437	9
	$ 693,266	100	$ 654,377	100
Other receivables				
VisEra	$ 374,202	63	$ 30,278	21
SSMC	149,251	25	63,701	45
VIS	74,457	12	47,599	34
	$ 597,910	100	$ 141,578	100
Payables				
Philips	$ 693,956	40	$ 469,494	21
VIS	563,240	32	1,533,938	69
SSMC	485,873	28	207,794	10
GUC	-	-	6,589	-
	$ 1,743,069	100	$ 2,217,815	100
Other long-term payables				
Philips	$ 1,100,475	100	$ 2,317,972	100
Deferred credits				
VisEra	$ 186,525	14	$ -	-

(Concluded)

The terms of sales to related parties were not significantly different from those to third parties. For other related party transactions, prices were determined in accordance with related contractual agreements.

The Company deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

21. SIGNIFICANT LONG-TERM LEASES

TSMC and GUC lease parcels of land from the SPA. These operating leases expire on various dates from March 2008 to December 2021 and can be renewed upon expiration.

TSMC-NA leases its office premises and certain equipment under non-cancelable operating leases. TSMC-Japan has also entered into lease agreements for its office premises. These operating leases expire between 2010 and 2011 and can be renewed upon expiration.

As of December 31, 2005, future lease payments were as follows:

Year	Amount
2006	$ 371,165
2007	361,511
2008	338,995
2009	333,727
2010	267,089
2011 and thereafter	1,129,301
	$ 2,801,788

22. SETTLEMENT INCOME

TSMC, TSMC-NA and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation ("SMIC"), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC's trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175 million over six years to resolve TSMC's claims.

23. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2005 were as follows:

a. On June 20, 2004, TSMC and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under certain percentage of TSMC's annual net sales. TSMC and Philips agreed to cross license the patents owned by each party. TSMC also obtained through Philips a number of cross patent licenses

b. Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c. Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2005, TSMC had a total of US$87,660 thousand of guarantee deposits.

d. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. TSMC's equity interest in SSMC was 32%. TSMC and Philips committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips are required, in the aggregate, to purchase up to 70% of SSMC's full capacity, but TSMC alone is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e. TSMC provides technical services to SSMC under a Technology Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f. Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g. Beginning in 2001, TSMC entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts vary with payments to be made in the form of royalties. TSMC has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

h. In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement expired on December 31, 2005.

i. In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

j. TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

k. TSMC-Shanghai entered into an agreement with a certain foreign company. In accordance with the agreement, TSMC-Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC-Shanghai is obligated to compensate counterparty.

l. Amounts available under unused letters of credit as of December 31, 2005 were NT$6,480 thousand.

24. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a. Financing provided: Please see Table 1 attached;

b. Endorsement/guarantee provided: Please see Table 2 attached;

c. Marketable securities held: Please see Table 3 attached;

d. Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e. Acquisition of real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f. Disposal of real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g. Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h. Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i. Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 7 attached;

j. Financial instrument transactions:

1) Derivative financial instruments

The Company entered into derivative financial instrument transactions in the years ended December 31, 2005 and 2004 to manage exposures related to foreign exchange rate and interest rate fluctuations. Certain information on these contracts was as follows:

a) Outstanding forward exchange contracts as of December 31, 2005 and 2004:

Financial Instruments	Currency	Maturity	Contract Amount (in Thousands)
December 31, 2005			
Sell	US$/NT$	Jan. 2006	US$ 60,000
December 31, 2004			
Sell	US$/NT$	Jan. 2005 to Mar. 2005	US$ 733,000
Sell	US$/EUR	Jan. 2005	US$ 159,081

As of December 31, 2005 and 2004, receivables resulted from forward exchange contracts (classified under current assets) aggregated NT$26,720 thousand and NT$392,534 thousand, respectively. As of December 31, 2004, payables resulted from forward exchange contracts (classified under current liabilities) aggregated NT$559 thousand.

b) Cross currency swap contracts

Outstanding cross currency swap contracts as of December 31, 2005 and 2004 were as follows:

Maturity Date	Contract Amount (in Thousands)	Range of Interest Rate Paid	Range of Interest Rate Received
December 31, 2005			
Jan. 2006 to Mar. 2006	US$ 2,089,000	4.15%–4.54%	0.02%–2.12%
December 31, 2004			
January 2005 to June 2005	US$ 1,420,000	1.28%–2.72%	0.49%–1.17%

As of December 31, 2005 and 2004, receivables resulted from cross currency swap contracts (classified under current assets) were NT$1,119,905 thousand and NT$761,030 thousand, respectively.

c) Option contracts

As of December 31, 2005, the Company did not have any outstanding foreign currency option contract. The Company did not enter into any foreign currency option contract in the year ended December 31, 2004.

During the years ended December 31, 2005 and 2004, the net exchange gain or loss arising from forward exchange contracts, cross currency swap contracts and foreign currency option contracts was recognized in the "foreign exchange gain/loss, net" account and the difference in interest was recorded in interest income/expense.

d) Interest rate swap contracts

The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand was recognized in the "interest expense" account. There was no outstanding contract as of December 31, 2005.

Outstanding contracts as of December 31, 2004 were as follows:

Contract Date	Period	Notional Amount (in Thousands)
Sep. 2003	Sep. 2003 to Dec. 2005	NT$ 500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Nov. 2003	Nov. 2003 to Dec. 2005	500,000

e) Transaction risk

i) Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to be incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii) Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risk is believed to be low.

iii) Cash flow risk and the amount and period of future cash needs.

As of December 31, 2005, the Company's future cash needs for outstanding forward exchange contracts and cross currency swap contracts were as follows:

Term	Inflow (In Thousands)	Outflow (In Thousands)
Within one year	NT$ 71,820,892	US$ 2,149,000

The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.

2) Fair values of financial instruments were as follows:

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivative financial instruments				
Assets				
Short-term investments, net	$ 47,399,308	$ 49,137,413	$ 54,107,951	$ 54,990,545
Long-term investments (securities with market price)	34,273,328	39,678,791	31,165,721	34,265,072
Liabilities				
Bonds payable (including current portion)	19,500,000	19,924,923	30,000,000	30,607,341
Derivative financial instruments				
Assets (liabilities)				
Forward exchange contracts (sell)	26,720	28,474	391,975	317,090
Cross currency swap contracts	1,119,905	789,903	761,030	760,012
Interest rate swap contracts	-	-	4,361	(22,714)

The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, short-term bank loans, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned financial instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices, long-term bank loans as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of the long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of long-term bank loans with floating interest rates is their carrying amount. The fair value of long-term bank loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term bank loans. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates their carrying amount.

Fair values of financial instruments were determined as follows:

a) Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b) Fair value of bonds payable is based on their quoted market price.

c) Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.

The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

k. Information on investment in Mainland China

1) The name of the investee company in Mainland China, main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net earnings or loss, ending balance, earnings distributed by the investee, and the limitation on investment: Please see Table 8 attached.

2) Significant direct or indirect transactions with the investee company, their prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial statements: Please see Table 9 attached.

l. Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.

25. SEGMENT FINANCIAL INFORMATION

a. Industry financial information

The Company is engaged mainly in the manufacturing, selling, packaging and testing of integrated circuits. Therefore, the disclosure of industry financial information is not applicable to the Company.

b. Geographic information:

	North America and Others	Taiwan	Adjustments and Elimination	Consolidated
2005				
Sales to other than consolidated entities	$ 152,517,793	$ 114,047,277	$ -	$ 266,565,070
Sales among consolidated entities	13,513,219	152,132,512	(165,645,731)	-
Total sales	$ 166,031,012	$ 266,179,789	$(165,645,731)	$ 266,565,070
Gross profit	$ 2,858,063	$ 115,722,187	$ (377,376)	$ 118,202,874
Operating expenses				(27,234,315)
Non-operating income and gains				7,067,497
Non-operating expenses and losses				(3,772,809)
Income before income tax				$ 94,263,247
Net income attributable to minority interest				$ 57,633
Identifiable assets	$ 92,904,411	$ 430,038,385	$ (45,861,280)	$ 477,081,516
Long-term investments				42,428,073
Total assets				$ 519,509,589
2004				
Sales to other than consolidated entities	$ 143,801,130	$ 113,411,488	$ -	$ 257,212,618
Sales among consolidated entities	15,657,797	142,580,939	(158,238,736)	-
Total sales	$ 159,458,927	$ 255,992,427	$(158,238,736)	$ 257,212,618

(Continued)

	North America and Others	Taiwan	Adjustments and Elimination	Consolidated
Gross profit	$ 6,173,780	$ 110,160,584	$ (515,181)	$ 115,819,183
Operating expenses				(27,337,509)
Non-operating income and gains				6,015,558
Non-operating expenses and losses				(2,531,645)
Income before income tax				$ 91,965,587
Net income attributable to minority interest				$ 12,898
Identifiable assets	$ 89,000,906	$ 416,076,665	$ (43,725,329)	$ 461,352,242
Long-term investments				38,101,849
Total assets				$ 499,454,091

(Concluded)

c. Export sales

The export sales for the years ended December 31, 2005 and 2004 were as follows:

Area	2005	2004
Asia	$ 64,942,647	$ 57,321,557
Europe and others	15,932,575	26,067,317
	$ 80,875,222	$ 83,388,874

The export sales information is based on amounts billed to customers within the areas.

d. Major customer

The Company only had one customer to which the net sales accounts for at least 10% of its total net sales in the year ended December 31, 2005 and 2004. The net sales to such customer amounted to NT$29,258,338 thousand and NT$25,299,856 thousand in the years ended December 31, 2005 and 2004, representing 11% and 10% of its total net sales, respectively.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands)	Ending Balance (US$ in *Thousands*)	Interest Rate	Type of Financing *(Note 1)*	Transaction Amounts	Reasons for Short-term *Financing*	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company's Financing Amount Limits (US$ in Thousands)
											Item	Value		
1	TSMC International	TSMC Development	Other receivables	$ 1,971,000 (US$ 60,000)	$ 1,149,750 (US$ 35,000)	1.50%	2	$ -	Operating capital	$ -	-	$ -	N/A	$ 32,454,757 (US$ 987,968) (Note 2)
2	TSMC Partners	TSMC Development	Other receivables	2,628,000 (US$ 80,000)	-	1.50%	2	-	Operating capital	-	-	-	N/A	(Note 3)

Note 1: The type No. 2 represents necessary for short-term financing.

Note 2: Not exceeding the issued capital of the Company.

Note 3: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement / Guarantee Provider	Counter-party		Limits on Each Counter-party's Endorsement / Guarantee Amounts	Maximum Balance for the Period (US$ in Thousands)	Ending Balance (US$ in Thousands)	Value of Collateral Property, Plant and Equipment	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral / Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)						
0	The Company	TSMC-North America	2	Not exceed 10% of the net worth of the Company, and be also limited to the paid-in capital of the endorsement / guarantee company, unless otherwise approved by Board of Directors.	$ 1,314,000 (US$ 40,000)	$ 1,314,000 (US$ 40,000)	$ -	0.29%	$ 111,407,587
		TSMC Development	3		1,971,000 (US$ 60,000)	-	-	-	

Note 1: 25% of the net worth of the Company as of December 31, 2005.

Note 2: The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.

The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

MARKETABLE SECURITIES HELD
DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
The Company	Government bonds							
	United States Treas Nts	-	Short-term investment	-	US$ 47,516	N/A	US$ 47,233	
	Kreditanstal Fur Wiederaufbau	-	Short-term investment	-	US$ 6,881	N/A	US$ 6,839	
	2004 Government Bond Series E	-	Short-term investment	-	$ 300,472	N/A	$ 300,563	
	2002 Government Bond Series B	-	Long-term investment	-	355,936	N/A	354,832	
	2002 Government Bond Series F	-	Long-term investment	-	149,441	N/A	149,256	
	2004 Government Bond Series A	-	Long-term investment	-	2,349,973	N/A	2,349,857	
	2004 Government Bond Series E	-	Long-term investment	-	3,898,610	N/A	3,896,739	
	2004 Kaohsiung Municipal Bond Series A	-	Long-term investment	-	620,000	N/A	618,160	
	2005 Government Bond Series A	-	Long-term investment	-	2,548,977	N/A	2,544,964	
	Bond funds							
	JF Taiwan First Bond Fund	-	Short-term investment	63,131	856,359	N/A	875,416	
	ABN AMRO Bond Fund	-	Short-term investment	134,906	1,956,175	N/A	2,004,862	
	JF Taiwan Bond Fund	-	Short-term investment	62,009	908,656	N/A	933,430	
	Dresdner Bond DAM Fund	-	Short-term investment	69,303	771,617	N/A	792,068	
	Shinkong Chi Shin Bond Fund	-	Short-term investment	55,063	762,771	N/A	778,482	
	NITC Bond Fund	-	Short-term investment	3,764	600,000	N/A	610,864	
	ABN AMRO Select Bond Fund	-	Short-term investment	18,235	200,000	N/A	203,860	
	Stock							
	Taiwan Mask Corp.	-	Short-term investment	1,439	5,257	-	21,280	
	TSMC International	Subsidiary	Long-term investment	987,968	23,912,812	100	23,912,812	
	VIS	Investee accounted for using equity method	Long-term investment	437,891	5,419,747	27	10,991,064	
	SSMC	Investee accounted for using equity method	Long-term investment	382	4,215,200	32	4,215,200	
	TSMC Partners	Subsidiary	Long-term investment	300	4,091,166	100	4,091,166	
	TSMC-North America	Subsidiary	Long-term investment	11,000	1,790,186	100	1,790,186	
	GUC	Investee with controlling financial interest	Long-term investment	40,147	442,233	46	465,258	
	TSMC-Japan	Subsidiary	Long-term investment	6	94,949	100	94,949	
	TSMC-Europe	Subsidiary	Long-term investment	-	23,087	100	23,087	
	United Industrial Gases Co., Ltd.	-	Long-term investment	16,783	193,584	10	295,606	
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Long-term investment	10,500	105,000	7	186,387	
	Hontung Venture Capital Co., Ltd.	-	Long-term investment	8,392	83,916	10	46,801	
	Gobaltop Partner I Venture Capital Corp.	-	Long-term investment	5,000	50,000	1	49,947	
	W.K. Technology Fund IV	-	Long-term investment	4,000	40,000	2	43,645	
	Capital							
	TSMC-Shanghai	Subsidiary	Long-term investment	-	9,438,856	100	9,438,856	
	Emerging Alliance	Subsidiary	Long-term investment	-	850,534	99	850,534	
	VTAF II	Subsidiary	Long-term investment	-	642,479	98	642,479	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005 Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Chi Cherng	Subsidiary	Long-term investment	-	$ 78,139	36	$ 536,703	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	Long-term investment	-	77,415	36	536,926	Treasury stock of NT$459,511 thousand is deducted from the carrying value
	Corporate bonds							
	Abbott Labs	-	Short-term investment	-	US$ 1,581	N/A	US$ 1,526	
	Abbott Labs	-	Short-term investment	-	US$ 2,732	N/A	US$ 2,595	
	Ace Ltd.	-	Short-term investment	-	US$ 1,046	N/A	US$ 1,011	
	AIG Sunamerica Global Fing Ix	-	Short-term investment	-	US$ 1,032	N/A	US$ 1,001	
	Allstate Life Global Fdg Secd	-	Short-term investment	-	US$ 2,998	N/A	US$ 2,948	
	Alltel Corp.	-	Short-term investment	-	US$ 609	N/A	US$ 598	
	American Express Co.	-	Short-term investment	-	US$ 3,550	N/A	US$ 3,435	
	American Gen Fin Corp.	-	Short-term investment	-	US$ 1,768	N/A	US$ 1,670	
	American Gen Fin Corp. Mtn	-	Short-term investment	-	US$ 1,058	N/A	US$ 1,011	
	American Gen Fin Corp. Mtn	-	Short-term investment	-	US$ 3,130	N/A	US$ 2,998	
	American Honda Fin Corp. Mtn	-	Short-term investment	-	US$ 3,800	N/A	US$ 3,808	
	Ameritech Capital Funding Co.	-	Short-term investment	-	US$ 510	N/A	US$ 491	
	Amgen Inc.	-	Short-term investment	-	US$ 3,005	N/A	US$ 2,907	
	Amsouth Bk Birmingham Ala	-	Short-term investment	-	US$ 1,972	N/A	US$ 1,967	
	Anz Cap Tr I	-	Short-term investment	-	US$ 1,012	N/A	US$ 968	
	Associates Corp. North Amer	-	Short-term investment	-	US$ 2,700	N/A	US$ 2,582	
	Bank New York Inc.	-	Short-term investment	-	US$ 1,972	N/A	US$ 1,984	
	Bank New York Inc.	-	Short-term investment	-	US$ 1,525	N/A	US$ 1,485	
	Bank Scotland Treas Svcs Plc	-	Short-term investment	-	US$ 2,715	N/A	US$ 2,729	
	Bank Utd Houston Tx Mtbn	-	Short-term investment	-	US$ 580	N/A	US$ 544	
	Bear Stearns Cos Inc.	-	Short-term investment	-	US$ 3,329	N/A	US$ 3,337	
	Bear Stearns Cos Inc.	-	Short-term investment	-	US$ 3,757	N/A	US$ 3,662	
	Beneficial Corp. Mtn Bk Entry	-	Short-term investment	-	US$ 2,434	N/A	US$ 2,340	
	Berkshire Hathaway Fin Corp.	-	Short-term investment	-	US$ 1,498	N/A	US$ 1,472	
	Cargill Inc.	-	Short-term investment	-	US$ 2,120	N/A	US$ 2,012	
	Caterpillar Finl Svcs Mtn	-	Short-term investment	-	US$ 5,721	N/A	US$ 5,724	
	Chase Manhattan Corp. New	-	Short-term investment	-	US$ 1,628	N/A	US$ 1,546	
	Chase Manhattan Corp. New		Short-term investment	-	US$ 2,246	N/A	US$ 2,155	
	Chubb Corp.	-	Short-term investment	-	US$ 2,138	N/A	US$ 2,125	
	Cit Group Hldgs Inc.	-	Short-term investment	-	US$ 3,203	N/A	US$ 3,068	
	Citicorp	-	Short-term investment	-	US$ 1,473	N/A	US$ 1,407	
	Cogentrix Energy Inc.	-	Short-term investment	-	US$ 2,885	N/A	US$ 2,739	
	Colonial Pipeline Co.	-	Short-term investment	-	US$ 1,625	N/A	US$ 1,536	
	Corestates Cap Corp.	-	Short-term investment	-	US$ 1,062	N/A	US$ 1,018	
	Countrywide Fdg Corp. Mtn	-	Short-term investment	-	US$ 2,100	N/A	US$ 2,066	
	Countrywide Home Lns Inc.	-	Short-term investment	-	US$ 5,210	N/A	US$ 5,020	
	Credit Suisse Fb USA Inc.	-	Short-term investment	-	US$ 4,141	N/A	US$ 4,029	
	Credit Suisse Fincl Products	-	Short-term investment	-	US$ 1,507	N/A	US$ 1,508	
	Credit Suisse First Boston	-	Short-term investment	-	US$ 786	N/A	US$ 748	
	Credit Suisse First Boston USA	-	Short-term investment	-	US$ 2,249	N/A	US$ 2,175	
	Daimlerchrysler North Amer	-	Short-term investment	-	US$ 997	N/A	US$ 972	
	Daimlerchrysler North Amer Hld	-	Short-term investment	-	US$ 749	N/A	US$ 751	
	Dayton Hudson Corp.	-	Short-term investment	-	US$ 2,104	N/A	US$ 2,056	
	Deere John Cap Corp.	-	Short-term investment	-	US$ 5,079	N/A	US$ 5,020	
	Dell Computer Corp.	-	Short-term investment	-	US$ 3,054	N/A	US$ 2,874	
	Den Danske Bk Aktieselskab	-	Short-term investment	-	US$ 2,192	N/A	US$ 2,067	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Diageo Plc	-	Short-term investment	-	US$ 3,459	N/A	US$ 3,419	
	Dow Chem Co.	-	Short-term investment	-	US$ 921	N/A	US$ 863	
	European Invt Bk	-	Short-term investment	-	US$ 3,918	N/A	US$ 3,910	
	European Invt Bk	-	Short-term investment	-	US$ 8,315	N/A	US$ 8,023	
	Fifth Third Bk Cincinnati OH	-	Short-term investment	-	US$ 2,419	N/A	US$ 2,414	
	First Data Corp.	-	Short-term investment	-	US$ 3,013	N/A	US$ 2,860	
	Fleet Boston Corp.	-	Short-term investment	-	US$ 2,850	N/A	US$ 2,718	
	Fleet Finl Group Inc. New	-	Short-term investment	-	US$ 975	N/A	US$ 923	
	Fleet Finl Group Inc. New	-	Short-term investment	-	US$ 494	N/A	US$ 474	
	Fpl Group Cap Inc.	-	Short-term investment	-	US$ 1,001	N/A	US$ 997	
	Fpl Group Cap Inc.	-	Short-term investment	-	US$ 860	N/A	US$ 845	
	Gannett Co Inc.	-	Short-term investment	-	US$ 2,999	N/A	US$ 2,930	
	General Elec Cap Corp. Mtn	-	Short-term investment	-	US$ 3,989	N/A	US$ 3,894	
	General Elec Cap Corp. Mtn	-	Short-term investment	-	US$ 8,862	N/A	US$ 8,755	
	General Re Corp.	-	Short-term investment	-	US$ 3,500	N/A	US$ 3,430	
	Genworth Finl Inc.	-	Short-term investment	-	US$ 3,412	N/A	US$ 3,419	
	Goldman Sachs Group Inc.	-	Short-term investment	-	US$ 4,981	N/A	US$ 4,970	
	Goldman Sachs Group Inc.	-	Short-term investment	-	US$ 3,477	N/A	US$ 3,452	
	Goldman Sachs Group LP	-	Short-term investment	-	US$ 1,637	N/A	US$ 1,530	
	Greenpoint Finl Corp.	-	Short-term investment	-	US$ 974	N/A	US$ 959	
	Gte Corp.	-	Short-term investment	-	US$ 2,134	N/A	US$ 2,041	
	Hancock John Global Fdg II Mtn	-	Short-term investment	-	US$ 3,566	N/A	US$ 3,512	
	Hancock John Global Fdg Mtn	-	Short-term investment	-	US$ 1,003	N/A	US$ 970	
	Hartford Finl Svcs Group Inc.	-	Short-term investment	-	US$ 296	N/A	US$ 297	
	Hartford Finl Svcs Group Inc.	-	Short-term investment	-	US$ 1,435	N/A	US$ 1,371	
	Hbos Plc Medium Term Sr Nts	-	Short-term investment	-	US$ 3,201	N/A	US$ 3,181	
	Hbos Plc Meduim Term Sr Nts	-	Short-term investment	-	US$ 2,977	N/A	US$ 2,940	
	Heller Finl Inc.	-	Short-term investment	-	US$ 2,071	N/A	US$ 1,984	
	Hershey Foods Corp.	-	Short-term investment	-	US$ 1,627	N/A	US$ 1,537	
	Hewlett Packard Co.	-	Short-term investment	-	US$ 3,373	N/A	US$ 3,204	
	Honeywell Inc.	-	Short-term investment	-	US$ 3,284	N/A	US$ 3,081	
	Household Fin Corp.	-	Short-term investment	-	US$ 2,993	N/A	US$ 2,908	
	Household Fin Corp.	-	Short-term investment	-	US$ 532	N/A	US$ 512	
	Household Intl Inc.	-	Short-term investment	-	US$ 2,878	N/A	US$ 2,892	
	HSBC Fin Corp Mtn	-	Short-term investment	-	US$ 5,097	N/A	US$ 5,066	
	HSBC USA Inc. New	-	Short-term investment	-	US$ 1,154	N/A	US$ 1,091	
	Huntington Natl Bk Columbus OH	-	Short-term investment	-	US$ 2,954	N/A	US$ 2,954	
	ING Bank	-	Short-term investment	-	US$ 2,114	N/A	US$ 2,024	
	ING Sec Life Instl Fdg	-	Short-term investment	-	US$ 2,544	N/A	US$ 2,485	
	International Business Machs	-	Short-term investment	-	US$ 2,249	N/A	US$ 2,208	
	International Lease Fin Corp.	-	Short-term investment	-	US$ 2,031	N/A	US$ 2,005	
	Intl Lease Fin Corp. Mtn	-	Short-term investment	-	US$ 3,028	N/A	US$ 2,943	
	Intl Lease Fin Corp. Mtn	-	Short-term investment	-	US$ 2,471	N/A	US$ 2,481	
	JP Morgan Chase + Co.	-	Short-term investment	-	US$ 3,406	N/A	US$ 3,353	
	Jackson Natl Life Global Fdg	-	Short-term investment	-	US$ 1,036	N/A	US$ 1,006	
	Jackson Natl Life Global Fdg S	-	Short-term investment	-	US$ 1,999	N/A	US$ 2,004	
	JP Morgan Chase + Co.	-	Short-term investment	-	US$ 3,663	N/A	US$ 3,522	
	Key Bk Na Med Term Nts Bk Entr	-	Short-term investment	-	US$ 4,450	N/A	US$ 4,409	
	Keycorp Mtn Book Entry	-	Short-term investment	-	US$ 3,500	N/A	US$ 3,512	
	Kraft Foods Inc.	-	Short-term investment	-	US$ 773	N/A	US$ 749	
	Kraft Foods Inc.	-	Short-term investment	-	US$ 1,037	N/A	US$ 1,006	
	Lehman Brothers Hldgs Inc.	-	Short-term investment	-	US$ 1,668	N/A	US$ 1,631	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005 Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Lehman Brothers Hldgs Inc.	-	Short-term investment	-	US$ 499	N/A	US$ 489	
	Lehman Brothers Hldgs Inc.	-	Short-term investment	-	US$ 1,163	N/A	US$ 1,105	
	Lincoln Natl Corp. In	-	Short-term investment	-	US$ 519	N/A	US$ 503	
	Merita Bk Ltd. Ny Brh	-	Short-term investment	-	US$ 538	N/A	US$ 513	
	Merrill Lynch + Co. Inc.	-	Short-term investment	-	US$ 3,486	N/A	US$ 3,421	
	Merrill Lynch + Co. Inc.	-	Short-term investment	-	US$ 1,992	N/A	US$ 1,983	
	Merrill Lynch + Co. Inc.	-	Short-term investment	-	US$ 4,900	N/A	US$ 4,891	
	Metropolitan Life Global Mtn	-	Short-term investment	-	US$ 1,907	N/A	US$ 1,894	
	Monumental Global Fdg II	-	Short-term investment	-	US$ 1,534	N/A	US$ 1,476	
	Monumental Global Fdg II 2002A	-	Short-term investment	-	US$ 1,045	N/A	US$ 1,005	
	Morgan Stanley	-	Short-term investment	-	US$ 2,144	N/A	US$ 2,142	
	Morgan Stanley Group Inc.	-	Short-term investment	-	US$ 4,507	N/A	US$ 4,432	
	National City Corp.	-	Short-term investment	-	US$ 3,426	N/A	US$ 3,378	
	National Westminster Bk Plc	-	Short-term investment	-	US$ 1,433	N/A	US$ 1,355	
	Nationwide Bldg Soc	-	Short-term investment	-	US$ 3,457	N/A	US$ 3,463	
	Nationwide Bldg Soc Mtn	-	Short-term investment	-	US$ 3,000	N/A	US$ 3,001	
	Nationwide Life Global Mtn	-	Short-term investment	-	US$ 1,463	N/A	US$ 1,459	
	Pepsico Inc. Mtn Book Entry	-	Short-term investment	-	US$ 3,818	N/A	US$ 3,678	
	Pnc Fdg Corp.	-	Short-term investment	-	US$ 1,080	N/A	US$ 1,029	
	Popular North Amer Inc. Mtn	-	Short-term investment	-	US$ 3,042	N/A	US$ 2,931	
	Premark Intl Inc.	-	Short-term investment	-	US$ 2,954	N/A	US$ 2,789	
	Pricoa Global Fdg 1 Mtn	-	Short-term investment	-	US$ 3,500	N/A	US$ 3,502	
	Protective Life Secd Trs	-	Short-term investment	-	US$ 2,920	N/A	US$ 2,903	
	Prudential Ins Co. Amer	-	Short-term investment	-	US$ 2,648	N/A	US$ 2,523	
	Prudential Ins Co. Amer	-	Short-term investment	-	US$ 2,774	N/A	US$ 2,704	
	Public Svc Elec Gas Co.	-	Short-term investment	-	US$ 3,225	N/A	US$ 3,184	
	Regions Finl Corp. New	-	Short-term investment	-	US$ 2,397	N/A	US$ 2,378	
	Reinsurance Group Amer Inc.	-	Short-term investment	-	US$ 2,091	N/A	US$ 2,012	
	Royal Bk Scotland Group Plc	-	Short-term investment	-	US$ 1,563	N/A	US$ 1,489	
	Safeco Corp.	-	Short-term investment	-	US$ 765	N/A	US$ 730	
	Santander US Debt S A Uniperso	-	Short-term investment	-	US$ 4,998	N/A	US$ 4,974	
	Sara Lee Corp.	-	Short-term investment	-	US$ 1,596	N/A	US$ 1,527	
	Sbc Communications Inc.	-	Short-term investment	-	US$ 1,776	N/A	US$ 1,713	
	Sbc Communications Inc.	-	Short-term investment	-	US$ 3,681	N/A	US$ 3,515	
	Scotland Intl Fin B V 144a	-	Short-term investment	-	US$ 1,533	N/A	US$ 1,446	
	Slm Corp.	-	Short-term investment	-	US$ 500	N/A	US$ 496	
	Slm Corp. Medium Term Nts	-	Short-term investment	-	US$ 2,950	N/A	US$ 2,922	
	Sp Powerassests Ltd. Global	-	Short-term investment	-	US$ 991	N/A	US$ 971	
	St Paul Cos Inc. Mtn Bk Ent	-	Short-term investment	-	US$ 2,661	N/A	US$ 2,593	
	Suntrust Bks Inc.	-	Short-term investment	-	US$ 1,062	N/A	US$ 1,014	
	Swedbank Sparbanken Svenge Ab	-	Short-term investment	-	US$ 1,084	N/A	US$ 1,021	
	Tiaa Global Mkts Inc.	-	Short-term investment	-	US$ 519	N/A	US$ 501	
	Tribune Co. Med Trm Nts	-	Short-term investment	-	US$ 2,943	N/A	US$ 2,838	
	Unitedhealth Group Inc.	-	Short-term investment	-	US$ 3,119	N/A	US$ 3,015	
	US Bk Natl Assn Cincinnati Oh	-	Short-term investment	-	US$ 2,669	N/A	US$ 2,678	
	Virginia Elec + Pwr Co.	-	Short-term investment	-	US$ 2,884	N/A	US$ 2,702	
	Vodafone Group Plc New	-	Short-term investment	-	US$ 2,559	N/A	US$ 2,505	
	Wal Mart Cda Venture Corp.	-	Short-term investment	-	US$ 3,670	N/A	US$ 3,511	
	Washington Mut Fin Corp.	-	Short-term investment	-	US$ 1,043	N/A	US$ 1,007	
	Washington Mut Inc.	-	Short-term investment	-	US$ 4,735	N/A	US$ 4,539	
	Washington Post Co.	-	Short-term investment	-	US$ 3,182	N/A	US$ 3,023	
	Wells Fargo + Co. New	-	Short-term investment	-	US$ 3,697	N/A	US$ 3,520	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005 Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Westfield Cap Corp. Ltd.	-	Short-term investment	-	US$ 1,999	N/A	US$ 2,007	
	Wps Resources Corp.	-	Short-term investment	-	US$ 1,107	N/A	US$ 1,074	
	Formosa Petrochemical Corporation		Short-term investment	-	$ 311,568	N/A	$ 301,946	
	Taiwan Power Company		Long term investment	-	3,263,348	N/A	3,263,232	
	Nan Ya Plastics Corporation		Long term investment	-	2,150,842	N/A	2,152,156	
	China Steel Corporation		Long term investment	-	1,010,532	N/A	1,010,657	
	Formosa Petrochemical Corporation		Long term investment	-	791,963	N/A	791,771	
	Chinese Petroleum Corporation		Long term investment	-	705,436	N/A	704,878	
	Far Eastone Telecommunications Co. Ltd.		Long term investment	-	300,026	N/A	300,001	
	Formosa Plastics Corporation		Long term investment	-	268,855	N/A	270,086	
	Formosa Chemicals & Fiber Corporation		Long term investment	-	134,369	N/A	137,529	
	Agency bonds							
	Fed Hm Ln Pc Pool 1H2520	-	Short-term investment	-	US$ 3,753	N/A	US$ 3,743	
	Fed Hm Ln Pc Pool 1H2524	-	Short-term investment	-	US$ 2,861	N/A	US$ 2,838	
	Fed Hm Ln Pc Pool 781959	-	Short-term investment	-	US$ 7,112	N/A	US$ 7,123	
	Fed Hm Ln Pc Pool E89857	-	Short-term investment	-	US$ 1,980	N/A	US$ 1,923	
	Fed Hm Ln Pc Pool G11295	-	Short-term investment	-	US$ 1,753	N/A	US$ 1,703	
	Federal Home Ln Mtg	-	Short-term investment	-	US$ 3,848	N/A	US$ 3,834	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 887	N/A	US$ 882	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 3,454	N/A	US$ 3,406	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 3,954	N/A	US$ 3,945	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 6,096	N/A	US$ 5,977	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 3,280	N/A	US$ 3,185	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 4,098	N/A	US$ 4,102	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 9,905	N/A	US$ 9,898	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 4,902	N/A	US$ 4,843	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 3,755	N/A	US$ 3,735	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 3,696	N/A	US$ 3,668	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 110	N/A	US$ 109	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 1,930	N/A	US$ 1,887	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 4,030	N/A	US$ 3,992	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 4,051	N/A	US$ 4,000	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 1,668	N/A	US$ 1,626	
	Federal Natl Mtg Assn Gtd	-	Short-term investment	-	US$ 3,659	N/A	US$ 3,655	
	Federal Natl Mtg Assn Gtd	-	Short-term investment	-	US$ 445	N/A	US$ 432	
	Fnma Pool 254507	-	Short-term investment	-	US$ 2,286	N/A	US$ 2,240	
	Fnma Pool 254834	-	Short-term investment	-	US$ 1,750	N/A	US$ 1,729	
	Fnma Pool 255883	-	Short-term investment	-	US$ 3,771	N/A	US$ 3,762	
	Fnma Pool 685116	-	Short-term investment	-	US$ 842	N/A	US$ 817	
	Fnma Pool 687863	-	Short-term investment	-	US$ 3,570	N/A	US$ 3,565	
	Fnma Pool 696485	-	Short-term investment	-	US$ 4,175	N/A	US$ 4,167	
	Fnma Pool 725095	-	Short-term investment	-	US$ 1,562	N/A	US$ 1,516	
	Fnma Pool 730033	-	Short-term investment	-	US$ 1,793	N/A	US$ 1,771	
	Fnma Pool 740934	-	Short-term investment	-	US$ 1,775	N/A	US$ 1,753	
	Fnma Pool 790828	-	Short-term investment	-	US$ 3,504	N/A	US$ 3,407	
	Fnma Pool 793025	-	Short-term investment	-	US$ 3,306	N/A	US$ 3,245	
	Fnma Pool 793932	-	Short-term investment	-	US$ 764	N/A	US$ 742	
	Fnma Pool 794040	-	Short-term investment	-	US$ 940	N/A	US$ 912	
	Fnma Pool 795548	-	Short-term investment	-	US$ 623	N/A	US$ 610	
	Fnma Pool 806642	-	Short-term investment	-	US$ 1,573	N/A	US$ 1,544	
	Fnma Pool 815626	-	Short-term investment	-	US$ 3,622	N/A	US$ 3,625	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Fnma Pool 816594	-	Short-term investment	-	US$ 2,657	N/A	US$ 2,630	
	Fnma Pool 825395	-	Short-term investment	-	US$ 3,265	N/A	US$ 3,229	
	Fnma Pool 825398	-	Short-term investment	-	US$ 4,949	N/A	US$ 4,889	
	Fnma Pool 841069	-	Short-term investment	-	US$ 3,673	N/A	US$ 3,649	
	Gnma II Pool 081150	-	Short-term investment	-	US$ 813	N/A	US$ 796	
	Gnma II Pool 081153	-	Short-term investment	-	US$ 2,956	N/A	US$ 2,884	
	Federal Farm Cr Bks	-	Short-term investment	-	US$ 3,985	N/A	US$ 3,936	
	Federal Home Ln Bank	-	Short-term investment	-	US$ 3,962	N/A	US$ 3,962	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 6,110	N/A	US$ 6,083	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 2,454	N/A	US$ 2,483	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 2,990	N/A	US$ 2,991	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 3,932	N/A	US$ 3,929	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,997	N/A	US$ 4,966	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 2,962	N/A	US$ 2,949	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,927	N/A	US$ 4,896	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 3,976	N/A	US$ 3,951	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,136	N/A	US$ 4,103	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,939	N/A	US$ 4,865	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 7,886	N/A	US$ 7,977	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 2,233	N/A	US$ 2,217	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 8,672	N/A	US$ 8,672	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,965	N/A	US$ 4,926	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 4,808	N/A	US$ 4,816	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 7,558	N/A	US$ 7,499	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 8,594	N/A	US$ 8,524	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 3,024	N/A	US$ 2,980	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 3,972	N/A	US$ 3,949	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 7,887	N/A	US$ 7,759	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 19,846	N/A	US$ 19,832	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 6,908	N/A	US$ 6,901	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 6,098	N/A	US$ 5,895	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 9,134	N/A	US$ 9,008	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 3,379	N/A	US$ 3,304	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 1,042	N/A	US$ 1,001	
	Federal Home Ln Bks	-	Short-term investment	-	US$ 2,532	N/A	US$ 2,419	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 3,388	N/A	US$ 3,412	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 9,997	N/A	US$ 9,778	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 6,980	N/A	US$ 6,935	
	Federal Home Ln Mtg Corp.	-	Short-term investment	-	US$ 5,929	N/A	US$ 5,941	
	Federal Home Ln Mtg Corp. Mtn	-	Short-term investment	-	US$ 4,930	N/A	US$ 4,883	
	Federal Home Loan Bank	-	Short-term investment	-	US$ 3,475	N/A	US$ 3,462	
	Federal Home Loan Mtg Assn	-	Short-term investment	-	US$ 4,847	N/A	US$ 4,859	
	Federal Home Loan Mtg Corp.	-	Short-term investment	-	US$ 4,903	N/A	US$ 4,893	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 4,921	N/A	US$ 4,897	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 7,892	N/A	US$ 7,889	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 4,943	N/A	US$ 4,936	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 8,971	N/A	US$ 8,935	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 4,430	N/A	US$ 4,339	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 17,888	N/A	US$ 17,753	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 5,928	N/A	US$ 5,873	
	Federal Natl Mtg Assn	-	Short-term investment	-	US$ 7,926	N/A	US$ 7,852	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 9,758	N/A	US$ 9,772	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005 Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 15,787	N/A	US$ 15,791	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 7,000	N/A	US$ 6,919	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 2,876	N/A	US$ 2,888	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 2,866	N/A	US$ 2,870	
	Federal Natl Mtg Assn Mtn	-	Short-term investment	-	US$ 5,740	N/A	US$ 5,643	
	Corporate issued asset-backed securities							
	American Home Mtg Invt Tr	-	Short-term investment	-	US$ 411	N/A	US$ 411	
	Americredit Automobile Rec Tr	-	Short-term investment	-	US$ 1,034	N/A	US$ 1,014	
	Americredit Automobile Rec Tr	-	Short-term investment	-	US$ 2,000	N/A	US$ 1,977	
	Americredit Automobile Receiva	-	Short-term investment	-	US$ 5,000	N/A	US$ 4,971	
	Americredit Automobile Receivb	-	Short-term investment	-	US$ 4,949	N/A	US$ 4,894	
	Atlantic City Elc Trns Fdg LLC	-	Short-term investment	-	US$ 680	N/A	US$ 668	
	Banc Amer Coml Mtg Inc.	-	Short-term investment	-	US$ 4,462	N/A	US$ 4,362	
	Banc Amer Mtg Secs Inc.	-	Short-term investment	-	US$ 4,030	N/A	US$ 3,990	
	Bank Of Amer Lease Equip Tr	-	Short-term investment	-	US$ 2,986	N/A	US$ 2,932	
	Bear Stearns Alt A Tr	-	Short-term investment	-	US$ 958	N/A	US$ 958	
	Bear Stearns Arm Tr	-	Short-term investment	-	US$ 1,947	N/A	US$ 1,952	
	Bear Stearns Coml Mtg Secs Inc	-	Short-term investment	-	US$ 6,350	N/A	US$ 6,350	
	California Infrastructure Dev	-	Short-term investment	-	US$ 864	N/A	US$ 839	
	Capital Auto Receivables Asset	-	Short-term investment	-	US$ 1,588	N/A	US$ 1,566	
	Capital One Auto Fin Tr	-	Short-term investment	-	US$ 2,650	N/A	US$ 2,612	
	Capital One Auto Fin Tr	-	Short-term investment	-	US$ 3,000	N/A	US$ 2,999	
	Capital One Multi Asset Execut	-	Short-term investment	-	US$ 4,957	N/A	US$ 4,863	
	Capital One Multi Asset Execut	-	Short-term investment	-	US$ 3,974	N/A	US$ 3,941	
	Capital One Multi Asset Execut	-	Short-term investment	-	US$ 2,999	N/A	US$ 2,974	
	Capital One Prime Auto Receiv	-	Short-term investment	-	US$ 2,800	N/A	US$ 2,781	
	Caterpillar Finl Asset Tr	-	Short-term investment	-	US$ 4,453	N/A	US$ 4,390	
	Caterpillar Finl Asset Tr	-	Short-term investment	-	US$ 8,219	N/A	US$ 8,142	
	Cendant Rent Car Fdg Aesop LLC	-	Short-term investment	-	US$ 11,626	N/A	US$ 11,400	
	Centex Home Equity Ln Tr	-	Short-term investment	-	US$ 3,500	N/A	US$ 3,476	
	Cit Equip Coll Tr	-	Short-term investment	-	US$ 4,999	N/A	US$ 4,941	
	Citibank Cr Card Issuance Tr	-	Short-term investment	-	US$ 9,782	N/A	US$ 9,753	
	Citicorp Mtg Secs	-	Short-term investment	-	US$ 1,025	N/A	US$ 1,017	
	Cnh Equip Tr	-	Short-term investment	-	US$ 5,000	N/A	US$ 4,922	
	Comm	-	Short-term investment	-	US$ 1,383	N/A	US$ 1,384	
	Credit Suisse First Boston Mtg	-	Short-term investment	-	US$ 1,296	N/A	US$ 1,282	
	Credit Suisse First Boston Mtg	-	Short-term investment	-	US$ 1,480	N/A	US$ 1,470	
	Cwabs Inc.	-	Short-term investment	-	US$ 636	N/A	US$ 636	
	Cwabs Inc.	-	Short-term investment	-	US$ 2,005	N/A	US$ 2,007	
	Cwabs Inc.	-	Short-term investment	-	US$ 4,287	N/A	US$ 4,289	
	Cwalt Inc.	-	Short-term investment	-	US$ 1,143	N/A	US$ 1,133	
	Cwmbs Inc.	-	Short-term investment	-	US$ 1,255	N/A	US$ 1,230	
	Daimlerchrysler Auto Tr	-	Short-term investment	-	US$ 1,261	N/A	US$ 1,260	
	Daimlerchrysler Auto Tr	-	Short-term investment	-	US$ 4,709	N/A	US$ 4,658	
	Deere John Owner Tr	-	Short-term investment	-	US$ 2,501	N/A	US$ 2,460	
	Drive Auto Receivables Tr	-	Short-term investment	-	US$ 3,200	N/A	US$ 3,214	
	Fifth Third Auto Tr	-	Short-term investment	-	US$ 3,000	N/A	US$ 2,976	
	First Horizon Abs Tr	-	Short-term investment	-	US$ 999	N/A	US$ 1,001	
	First Union Lehman Bros Mtg Tr	-	Short-term investment	-	US$ 2,710	N/A	US$ 2,580	
	Ford Cr Auto Owner Tr	-	Short-term investment	-	US$ 10,908	N/A	US$ 10,789	
	Granite Mtgs Plc	-	Short-term investment	-	US$ 4,447	N/A	US$ 4,447	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Gs Auto Ln Tr	-	Short-term investment	-	US$ 1,899	N/A	US$ 1,913	
	Harley Davidson Motorcycle Tr	-	Short-term investment	-	US$ 1,533	N/A	US$ 1,515	
	Harley Davidson Motorcycle Tr	-	Short-term investment	-	US$ 5,999	N/A	US$ 5,811	
	Hertz Vehicle Financing LLC	-	Short-term investment	-	US$ 5,350	N/A	US$ 5,350	
	Holmes Fing No 8 Plc	-	Short-term investment	-	US$ 5,001	N/A	US$ 5,003	
	Household Automotive Tr	-	Short-term investment	-	US$ 5,872	N/A	US$ 5,843	
	Hsbc Automotive Tr	-	Short-term investment	-	US$ 2,999	N/A	US$ 2,993	
	Hyundai Auto Receivables Tr	-	Short-term investment	-	US$ 6,442	N/A	US$ 6,330	
	Hyundai Auto Receivables Tr	-	Short-term investment	-	US$ 3,250	N/A	US$ 3,204	
	Hyundai Auto Receivables Tr	-	Short-term investment	-	US$ 3,999	N/A	US$ 3,926	
	Impac Cmb Tr	-	Short-term investment	-	US$ 638	N/A	US$ 638	
	Impac Cmb Tr	-	Short-term investment	-	US$ 534	N/A	US$ 534	
	Impac Secd Assets Corp.	-	Short-term investment	-	US$ 880	N/A	US$ 880	
	Lb Ubs Coml Mtg Tr	-	Short-term investment	-	US$ 4,001	N/A	US$ 3,955	
	Long Beach Accep Auto Receivab	-	Short-term investment	-	US$ 2,526	N/A	US$ 2,477	
	Massachusetts Rrb Spl Purp Tr	-	Short-term investment	-	US$ 3,900	N/A	US$ 3,837	
	Mastr Asset Backed Secs Tr	-	Short-term investment	-	US$ 206	N/A	US$ 206	
	Mastr Asset Backed Secs Tr	-	Short-term investment	-	US$ 3,499	N/A	US$ 3,503	
	Mbna Master Cr Card Tr II	-	Short-term investment	-	US$ 8,108	N/A	US$ 7,818	
	Monumentl Global Fdg II	-	Short-term investment	-	US$ 1,000	N/A	US$ 1,002	
	National City Auto Receivables	-	Short-term investment	-	US$ 914	N/A	US$ 916	
	Navistar Finl 2003 A Owner Tr	-	Short-term investment	-	US$ 4,928	N/A	US$ 4,863	
	Nissan Auto Receivables	-	Short-term investment	-	US$ 7,000	N/A	US$ 6,918	
	Onyx Accep Owner Tr	-	Short-term investment	-	US$ 4,913	N/A	US$ 4,866	
	Pg+E Energy Recovery Fdg LLC	-	Short-term investment	-	US$ 4,749	N/A	US$ 4,663	
	Providian Gateway Owner Tr	-	Short-term investment	-	US$ 2,202	N/A	US$ 2,207	
	Providian Gateway Owner Tr	-	Short-term investment	-	US$ 3,992	N/A	US$ 3,918	
	Reliant Energy Transition Bd	-	Short-term investment	-	US$ 4,973	N/A	US$ 4,793	
	Residential Asset Mtg Prods	-	Short-term investment	-	US$ 2,967	N/A	US$ 2,855	
	Residential Asset Sec Mtg Pass	-	Short-term investment	-	US$ 3,000	N/A	US$ 2,948	
	Residential Asset Sec Mtg Pass	-	Short-term investment	-	US$ 3,780	N/A	US$ 3,704	
	Residential Fdg Mtg Secs I Inc.	-	Short-term investment	-	US$ 2,550	N/A	US$ 2,496	
	Residential Fdg Mtg Secs I Inc.	-	Short-term investment	-	US$ 4,817	N/A	US$ 4,737	
	Revolving Home Equity Ln Tr	-	Short-term investment	-	US$ 3,234	N/A	US$ 3,235	
	Sequoia Mtg Tr	-	Short-term investment	-	US$ 1,209	N/A	US$ 1,209	
	Sequoia Mtg Tr	-	Short-term investment	-	US$ 1,450	N/A	US$ 1,455	
	Sequoia Mtg Tr	-	Short-term investment	-	US$ 1,070	N/A	US$ 1,070	
	Structured Adj Rate Mtg Ln Tr	-	Short-term investment	-	US$ 2,059	N/A	US$ 2,012	
	Structured Adj Rate Mtg Ln Tr	-	Short-term investment	-	US$ 746	N/A	US$ 735	
	Structured Asset Invt Ln Tr	-	Short-term investment	-	US$ 856	N/A	US$ 855	
	Toyota Auto Receivables 2003 B	-	Short-term investment	-	US$ 4,970	N/A	US$ 4,892	
	Triad Auto Receivables Tr	-	Short-term investment	-	US$ 3,339	N/A	US$ 3,287	
	TW Hotel Fdg 2005 Lc	-	Short-term investment	-	US$ 8,197	N/A	US$ 8,197	
	Txu Elec Delivery Transition	-	Short-term investment	-	US$ 3,103	N/A	US$ 3,004	
	Usaa Auto Owner Tr	-	Short-term investment	-	US$ 3,718	N/A	US$ 3,682	
	Wachovia Auto Owner Tr	-	Short-term investment	-	US$ 38	N/A	US$ 38	
	Wachovia Auto Owner Tr	-	Short-term investment	-	US$ 4,999	N/A	US$ 4,955	
	Washington Mut Mtg Secs Corp.	-	Short-term investment	-	US$ 4,067	N/A	US$ 4,026	
	Wells Fargo Finl Auto Owner Tr	-	Short-term investment	-	US$ 5,299	N/A	US$ 5,269	
	Wells Fargo Mtg Bkd Secs	-	Short-term investment	-	US$ 3,661	N/A	US$ 3,632	
	WFS Financial Owner Trust	-	Short-term investment	-	US$ 4,133	N/A	US$ 4,069	
	WFS Finl	-	Short-term investment	-	US$ 1,311	N/A	US$ 1,308	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005 Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	WFS Finl 2004 2 Owner Tr	-	Short-term investment	-	US$ 4,994	N/A	US$ 4,905	
	WFS Finl 2004 4 Owner Tr	-	Short-term investment	-	US$ 5,399	N/A	US$ 5,320	
	WFS Finl 2005 2 Oner Tr	-	Short-term investment	-	US$ 2,250	N/A	US$ 2,229	
	Whole Auto Ln Tr	-	Short-term investment	-	US$ 1,954	N/A	US$ 1,968	
	Whole Auto Ln Tr	-	Short-term investment	-	US$ 4,000	N/A	US$ 3,941	
	Whole Auto Ln Tr	-	Short-term investment	-	US$ 3,000	N/A	US$ 2,927	
	World Omni Auto Receivables Tr	-	Short-term investment	-	US$ 5,963	N/A	US$ 5,839	
	Corporate issued notes							
	Canadian Imperial BK	-	Short-term investment	-	US$ 1,999	N/A	US$ 1,999	
	Canadian Imperial BK	-	Short-term investment	-	US$ 3,015	N/A	US$ 3,015	
	Washington Mutual	-	Short-term investment	-	US$ 3,000	N/A	US$ 3,000	
	Money market funds							
	SSGA Cash Mgmt Global Offshore	-	Short-term investment	-	US$ 7,936	N/A	US$ 7,936	
	Equity							
	Horizon Venture Fund I, L.P.	-	Long-term investment	-	$ 280,179	N/A	$ 280,179	
	Crimson Asia Capital Ltd., L.P.	-	Long-term investment	-	54,811	N/A	54,811	
Chi Cherng	TSMC stock	Parent company	Short-term investment	16,454	458,564	-	1,022,605	
Hsin Ruey	TSMC stock	Parent company	Short-term investment	16,484	459,511	-	1,024,521	
TSMC International	Stock							
	TSMC Development	Subsidiary	Long-term investment	1	US$ 588,685	100	US$ 588,685	
	TSMC Technology	Subsidiary	Long-term investment	1	US$ 5,647	100	US$ 5,647	
	InveStar	Subsidiary	Long-term investment	18,505	US$ 21,833	97	US$ 21,833	
	InveStar II	Subsidiary	Long-term investment	51,300	US$ 33,451	97	US$ 33,451	
TSMC Development	WaferTech stock	Subsidiary	Long-term investment	-	US$ 368,886	99	US$ 368,886	
InveStar	Common stock							
	RichTek Technology Corp.	-	Short-term investment	838	US$ 71	-	US$ 3,168	
	Advanced Power Electronics Corp.	-	Short-term investment	525	US$ 210	2	US$ 670	
	SiRF Technology Holdings, Inc.	-	Short-term investment	10	US$ 44	-	US$ 294	
	Broadtek Electronics Corp.	-	Short-term investment	29	US$ 9	-	US$ 12	
	Monolithic Power Systems, Inc.	-	Short-term investment	1,975	US$ 1,567	7	US$ 28,256	
	Global Testing Corp.	-	Short-term investment	58,044	US$ 4,961	8	US$ 9,161	
	Capella Microsystems (Taiwan), Inc.	-	Long-term investment	530	US$ 154	4	US$ 154	
	Signia Technologies, Inc.	-	Long-term investment	701	US$ 201	3	US$ 201	
	Advanced Power Electronics Corp.	-	Long-term investment	674	US$ 270	2	US$ 860	
	Broadtek Electronics Corp.	-	Long-term investment	116	US$ 37	-	US$ 47	
	RichTek Technology Corp.	-	Long-term investment	421	US$ 36	-	US$ 1,591	
	Preferred stock							
	Integrated Memory Logic, Inc.	-	Long-term investment	1,831	US$ 1,220	9	US$ 1,220	
	Sensory, Inc.	-	Long-term investment	1,404	US$ 125	6	US$ 125	
	IP Unity, Inc.	-	Long-term investment	1,008	US$ 494	3	US$ 494	
	Sonics, Inc.	-	Long-term investment	2,686	US$ 3,530	4	US$ 3,530	
	NanoAmp Solutions, Inc.	-	Long-term investment	541	US$ 853	2	US$ 853	
	Memsic, Inc.	-	Long-term investment	2,727	US$ 1,500	10	US$ 1,500	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005 Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	Note
	Reflectivity, Inc.	-	Long-term investment	1,064	US$ 741	2	US$ 741	
InveStar II	Common stock							
	Monolithic Power Systems, Inc.	-	Short-term investment	864	US$ 2,081	3	US$ 12,370	
	GeoVision, Inc.	-	Short-term investment	336	US$ 74	1	US$ 1,023	
	Advanced Analogic Technology, Inc.	-	Short-term investment	484	US$ 1,261	1	US$ 6,969	
	RichTek Technology Corp.	-	Short-term investment	386	US$ 192	-	US$ 1,458	
	Signia Technologies, Inc.	-	Long-term investment	351	US$ 101	1	US$ 101	
	Ralink Technology (Taiwan), Inc.	-	Long-term investment	1,833	US$ 791	3	US$ 791	
	Procoat Technology, Inc.	-	Long-term investment	5,123	US$ 1,940	10	US$ 1,940	
	Capella Microsystems (Taiwan), Inc.	-	Long-term investment	419	US$ 122	2	US$ 122	
	Auden Technology MFG. Co., Ltd.	-	Long-term investment	953	US$ 410	4	US$ 410	
	EoNEX Technologies, Inc.	-	Long-term investment	55	US$ 3,048	5	US$ 3,048	
	Conwise Technology Corporation, Ltd.	-	Long-term investment	2,800	US$ 204	9	US$ 204	
	Goyatek Technology, Corp.	-	Long-term investment	2,088	US$ 545	7	US$ 545	
	Trendchip Technologies Corp.	-	Long-term investment	2,000	US$ 574	5	US$ 574	
	EON Technology, Corp.	-	Long-term investment	3,264	US$ 1,175	8	US$ 1,175	
	eChannelOpen Holding, Inc.	-	Long-term investment	358	US$ 251	4	US$ 251	
	eLCOS Microdisplay Technology, Ltd.	-	Long-term investment	270	US$ 27	1	US$ 27	
	Epic Communications, Inc.	-	Long-term investment	302	US$ 37	1	US$ 37	
	RichTek Technology Corp.	-	Long-term investment	198	US$ 98	-	US$ 872	
	GeoVision, Inc.	-	Long-term investment	15	US$ 3	-	US$ 50	
	Preferred stock							
	Memsic, Inc.	-	Long-term investment	2,289	US$ 1,560	8	US$ 1,560	
	NanoAmp Solutions, Inc.	-	Long-term investment	375	US$ 1,500	1	US$ 1,500	
	Sonics, Inc.	-	Long-term investment	3,082	US$ 3,082	5	US$ 3,082	
	Reflectivity, Inc.	-	Long-term investment	4,255	US$ 2,205	5	US$ 2,205	
	Kilopass Technologies, Inc.	-	Long-term investment	3,887	US$ 2,000	18	US$ 2,000	
	FangTek, Inc.	-	Long-term investment	6,806	US$ 3,250	34	US$ 3,250	
	eLCOS Microdisplay Technology, Ltd.	-	Long-term investment	2,667	US$ 3,500	15	US$ 3,500	
	Alchip Technologies Limited	-	Long-term investment	2,597	US$ 2,950	18	US$ 2,950	
Emerging Alliance	Common stock							
	Global Investment Holding, Inc.	-	Long-term investment	10,800	$ 100,000	6	$ 100,000	
	RichWave Technology Corp.	-	Long-term investment	3,380	US$ 1,247	13	US$ 1,247	
	NetLogic Microsystems, Inc.	-	Long-term investment	113	US$ 1,388	1	US$ 3,051	
	Quake Technologies, Inc.	-	Long-term investment	46	US$ 35	-	US$ 35	
	Pixim, Inc.	-	Long-term investment	1,924	US$ 512	4	US$ 512	
	Preferred stock							
	Quake Technologies, Inc.	-	Long-term investment	555	US$ 415	1	US$ 415	
	Pixim, Inc.	-	Long-term investment	2,193	US$ 583	-	US$ 583	
	Ikanos Communication, Inc.	-	Long-term investment	7,446	US$ 3,125	3	US$ 3,125	
	Quicksilver Technology, Inc.	-	Long-term investment	1,049	US$ -	4	US$ -	
	Mosaic Systems, Inc.	-	Long-term investment	2,481	US$ 12	6	US$ 12	
	Zenesis Technologies, Inc.	-	Long-term investment	1,204	US$ 699	4	US$ 699	
	Reflectivity, Inc.	-	Long-term investment	4,848	US$ 2,479	4	US$ 2,479	
	Miradia, Inc.	-	Long-term investment	3,040	US$ 1,000	4	US$ 1,000	
	Axiom Microdevices, Inc.	-	Long-term investment	1,000	US$ 1,000	3	US$ 1,000	
	Optichron, Inc.	-	Long-term investment	714	US$ 1,000	4	US$ 1,000	
	NuCORE Technology Inc.	-	Long-term investment	2,254	US$ 1,455	2	US$ 1,455	

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
				Shares/Units (in Thousands)	Carrying Value (US$ in Thousands)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousands)	
	Next IO, Inc.	-	Long-term investment	800	US$ 500	2	US$ 500	
	Audience, Inc.	-	Long-term investment	1,654	US$ 250	2	US$ 250	
	Centrality Communications, Inc.	-	Long-term investment	1,325	US$ 1,800	3	US$ 1,800	
	Britestream Networks, Inc. (Layer N Networks, Inc.)	-	Long-term investment	2,444	US$ 1,172	2	US$ 1,172	
	Teknovus, Inc.	-	Long-term investment	6,977	US$ 1,327	3	US$ 1,327	
	Optimal Corporation	-	Long-term investment	485	US$ 500	6	US$ 500	
	Mobilygen Corporation	-	Long-term investment	1,415	US$ 750	1	US$ 750	
	<u>Warrants</u>							
	Pixim, Inc.	-	Long-term investment	242	-	-	-	
Partners	<u>Common stock</u>							
	VisEra Holding Company	-	Long-term investment	18,931	US$ 19,862	50	US$ 19,862	
VTAF II	<u>Common stock</u>							
	Yobon Technologies, Inc.	-	Long-term investment	1,675	US$ 787	17	US$ 787	
	Sentelic, Corp.	-	Long-term investment	600	US$ 1,022	15	US$ 1,022	
	<u>Preferred stock</u>							
	Powerprecise Solutions, Inc.	-	Long-term investment	1,032	US$ 1,000	8	US$ 1,000	
	Tzero Technologies, Inc.	-	Long-term investment	244	US$ 500	2	US$ 500	
	Miradia, Inc.	-	Long-term investment	1,809	US$ 1,600	2	US$ 1,600	
	Axiom Microdevices, Inc.	-	Long-term investment	761	US$ 776	2	US$ 776	
	Next IO, Inc.	-	Long-term investment	216	US$ 182	-	US$ 182	
	Ageia Technologies, Inc.	-	Long-term investment	1,969	US$ 2,000	2	US$ 2,000	
	Audience, Inc.	-	Long-term investment	531	US$ 102	1	US$ 102	
	GemFire Corporation	-	Long-term investment	600	US$ 600	1	US$ 600	
	Optichron, Inc.	-	Long-term investment	353	US$ 869	2	US$ 869	
	Leadtrend Technology, Inc.	-	Long-term investment	900	US$ 431	5	US$ 431	
	Aquantia Corporation	-	Long-term investment	1,401	US$ 1,150	5	US$ 1,150	
	Xceive Corporation	-	Long-term investment	714	US$ 1,000	2	US$ 1,000	
	5V Technologies,Inc	-	Long-term investment	1,333	US$ 1,000	-	US$ 1,000	
	Power Analog Microelectronics	-	Long-term investment	2,000	US$ 1,500	7	US$ 1,500	
	Impinj,Inc	-	Long-term investment	257	US$ 500	-	US$ 500	
	<u>Warrants</u>							
	Aquantia Corporation	-	Long-term investment	46	$ -	-	$ -	
GUC	<u>Stock</u>							
	Global Unichip Corporation - NA	Subsidiary	Long-term investment	100	4,715	100	4,715	
	Global Unichip Japan	Subsidiary	Long-term investment	-	2,153	100	2,153	

(Concluded)

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR END DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares / Units (in Thousands)	Amount (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands) (Note 2)
The Company	Bond funds													
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	-	78,698	$ 1,153,209	-	$ -	16,689	$ 250,000	$ 244,553	$ 5,447	62,009	$ 908,656
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	-	84,886	1,151,463	-	-	21,755	300,000	295,104	4,896	63,131	856,359
	Invesco R.O.C. Bond Fund	Short-term investment	INVESCO Asset Management Taiwan	-	76,705	1,101,911	-	-	76,705	1,121,779	1,101,911	19,868	-	-
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	-	80,833	900,000	-	-	11,530	130,000	128,383	1,617	69,303	771,617
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.	-	76,640	900,000	-	-	76,640	915,204	900,000	15,204	-	-
	Shinkong Chi-Shin Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	-	151,594	2,100,000	-	-	96,531	1,360,000	1,337,229	22,771	55,063	762,771
	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	-	-	249,449	-	-	-	251,784	249,449	2,335	-	-
	Government bonds													
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	-	-	1,207,409	-	-	-	1,216,500	1,207,409	9,091	-	-
	2004 Government Bond Series E	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	-	-	-	-	300,472	-	-	-	-	-	300,472
	2002 Government Bond Series B	Long-term investment	China Bills Finance Corp. and several financial institutions	-	-	-	-	360,608	-	-	-	-	-	355,936
	2002 Government Bond Series F	Long-term investment	China Bills Finance Corp. and several financial institutions	-	-	-	-	149,440	-	-	-	-	-	149,441
	2005 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	-	-	-	-	2,548,689	-	-	-	-	-	2,548,977
	Kreditanstalt Fur Wiederaufbau	Short-term investment	-	-	-	-	-	US$ 6,881	-	-	-	-	-	US$ 6,881
	United States Treas NTS	Short-term investment	-	-	-	US$ 192,357	-	US$ 494,515	-	US$ 637,301	US$ 639,356	US$ (2,055)	-	US$ 47,516
	Corporate bonds													
	Taiwan Power Company	Short-term investment	China Bills Finance Corp.	-	-	$ 2,777,798	-	$ -	-	$ 2,807,500	$ 2,777,798	$ 29,702	-	$ -
	Formosa Petrochemical Corporation	Short-term investment	China Bills Finance Corp.	-	-	-	-	311,568	-	-	-	-	-	311,568
	Allstate Finl Global Fdg LLC	Short-term investment	-	-	-	US$ 3,171	-	-	-	US$ 3,086	US$ 3,171	US$ (85)	-	-
	American Intl Group Inc. Mtnf	Short-term investment	-	-	-	US$ 3,795	-	-	-	US$ 3,793	US$ 3,795	US$ (2)	-	-
	Bear Stearns Cos Inc.	Short-term investment	-	-	-	-	-	US$ 3,329	-	-	-	-	-	US$ 3,329
	Bear Stearns Cos Inc.	Short-term investment	-	-	-	US$ 3,518	-	-	-	US$ 3,484	US$ 3,518	US$ (34)	-	-
	Bear Stearns Cos Inc.	Short-term investment	-	-	-	-	-	US$ 3,757	-	-	-	-	-	US$ 3,757
	Bear Stearns Cos Inc. Medium Te	Short-term investment	-	-	-	US$ 3,105	-	-	-	US$ 3,106	US$ 3,105	US$ 1	-	-
	Caterpillar Finl Svcs Mtn	Short-term investment	-	-	-	-	-	US$ 5,721	-	-	-	-	-	US$ 5,721
	Citigroup Inc.	Short-term investment	-	-	-	US$ 3,583	-	-	-	US$ 3,512	US$ 3,583	US$ (71)	-	-
	Countrywide Fdg Corp. Mtn	Short-term investment	-	-	-	-	-	US$ 3,500	-	US$ 3,500	US$ 3,500	-	-	-
	Countrywide Finl Corp.	Short-term investment	-	-	-	-	-	US$ 3,000	-	US$ 3,000	US$ 3,000	-	-	-
	Credit Suisse Fb USA Inc.	Short-term investment	-	-	-	US$ 2,645	-	US$ 4,141	-	US$ 2,593	US$ 2,645	US$ (52)	-	US$ 4,141
	Credit Suisse First Boston USA	Short-term investment	-	-	-	-	-	US$ 3,832	-	US$ 3,780	US$ 3,832	US$ (52)	-	-
	Deere John Cap Corp.	Short-term investment	-	-	-	-	-	US$ 5,079	-	-	-	-	-	US$ 5,079
	European Invt BK	Short-term investment	-	-	-	-	-	US$ 3,918	-	-	-	-	-	US$ 3,918
	General Elec Cap Corp. Mtn	Short-term investment	-	-	-	US$ 3,467	-	-	-	US$ 3,432	US$ 3,467	US$ (35)	-	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares / Units (in Thousands)	Amount (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands) (Note 2)
	General Elec Cap Corp. Mtn	Short-term investment	-	-	-	-	-	US$ 3,989	-	-	-	-	-	US$ 3,989
	General Elec Cap Corp. Mtn	Short-term investment	-	-	-	-	-	US$ 8,862	-	-	-	-	-	US$ 8,862
	General Elec Cap Corp. Mtn	Short-term investment	-	-	-	US$ 3,886	-	US$ -	-	US$ 3,823	US$ 3,886	US$ (63)	-	US$ -
	General Re Corp.	Short-term investment	-	-	-	-	-	US$ 3,500	-	-	-	-	-	US$ 3,500
	Goldman Sachs Group Inc.	Short-term investment	-	-	-	-	-	US$ 4,981	-	-	-	-	-	US$ 4,981
	Goldman Sachs Group Inc.	Short-term investment	-	-	-	-	-	US$ 3,477	-	-	-	-	-	US$ 3,477
	Goldman Sachs Group Inc. Mtn	Short-term investment	-	-	-	US$ 3,505	-	-	-	US$ 3,506	US$ 3,505	US$ 1	-	-
	Hancock John Global Fdg II Mtn	Short-term investment	-	-	-	-	-	US$ 3,566	-	-	-	-	-	US$ 3,566
	Hbos Plc Medium Term Sr Nts	Short-term investment	-	-	-	-	-	US$ 3,201	-	-	-	$ -	-	US$ 3,201
	Household Fin Corp. Mtn Bk Ent	Short-term investment	-	-	-	US$ 3,542	-	-	-	US$ 3,488	US$ 3,542	US$ (54)	-	-
	HSBC Fin Corp. Mtn	Short-term investment	-	-	-	-	-	US$ 7,894	-	US$ 2,780	US$ 2,797	US$ (17)	-	US$ 5,097
	ING Sec Life Ins Ingslf	Short-term investment	-	-	-	US$ 3,012	-	-	-	US$ 3,008	US$ 3,012	US$ (4)	-	-
	International Business Machs	Short-term investment	-	-	-	-	-	US$ 7,247	-	US$ 4,994	US$ 4,998	US$ (4)	-	US$ 2,249
	Intl Lease Fin Corp. Mtn	Short-term investment	-	-	-	-	-	US$ 3,028	-	-	-	-	-	US$ 3,028
	JP Morgan Chase + Co.	Short-term investment	-	-	-	-	-	US$ 3,406	-	-	-	-	-	US$ 3,406
	Key Bk Na Med Term Nts Bk Entr	Short-term investment	-	-	-	-	-	US$ 4,450	-	-	-	-	-	US$ 4,450
	Lehman Brothers Hldgs Inc.	Short-term investment	-	-	-	US$ 3,705	-	-	-	US$ 3,511	US$ 3,705	US$ (194)	-	-
	Merrill Lynch + Co. Inc.	Short-term investment	-	-	-	-	-	US$ 4,900	-	-	-	-	-	US$ 4,900
	Morgan Stanley Group Inc.	Short-term investment	-	-	-	US$ 1,050	-	US$ 4,507	-	US$ 1,022	US$ 1,050	US$ (28)	-	US$ 4,507
	Morgan Stanley Group Inc.	Short-term investment	-	-	-	US$ 3,638	-	-	-	US$ 3,571	US$ 3,638	US$ (67)	-	-
	National City Corp.	Short-term investment	-	-	-	-	-	US$ 3,426	-	-	-	-	-	US$ 3,426
	Nationsbank Corp.	Short-term investment	-	-	-	US$ 3,644	-	-	-	US$ 3,522	US$ 3,644	US$ (122)	-	-
	Nationwide Bldg Soc Mtn	Short-term investment	-	-	-	-	-	US$ 3,000	-	-	-	-	-	US$ 3,000
	Ppg Inds Inc.	Short-term investment	-	-	-	-	-	US$ 3,571	-	-	-	-	-	-
	Pricoa Global Fdg 1 Mtn	Short-term investment	-	-	-	-	-	US$ 3,500	-	-	-	-	-	US$ 3,500
	Pricoa Global Fdg I Mtn	Short-term investment	-	-	-	US$ 3,050	-	-	-	US$ 3,052	US$ 3,050	US$ 2	-	-
	Pricoa Global Fdg I Mtn	Short-term investment	-	-	-	US$ 3,507	-	-	-	US$ 3,510	US$ 3,507	US$ 3	-	-
	Principal Life Global Fdg I Gl	Short-term investment	-	-	-	US$ 3,168	-	-	-	US$ 3,049	US$ 3,168	US$ (119)	-	-
	Public Svc Elec Gas Co.	Short-term investment	-	-	-	-	-	US$ 3,225	-	-	-	-	-	US$ 3,225
	Salomon Smith Barney Hldgs Inc.	Short-term investment	-	-	-	US$ 3,160	-	-	-	US$ 3,046	US$ 3,160	US$ (114)	-	-
	Santander Us Debt S A Uniperso	Short-term investment	-	-	-	-	-	US$ 4,998	-	-	-	-	-	US$ 4,998
	Wachovia Corp.	Short-term investment	-	-	-	US$ 3,720	-	-	-	US$ 3,568	US$ 3,720	US$ (152)	-	-
	Washington Mut Fin Corp.	Short-term investment	-	-	-	US$ 4,768	-	-	-	US$ 3,591	US$ 3,725	US$ (134)	-	US$ 1,043
	Taiwan Power Company	Long-term investment	China Bills Finance Corp. and several financial institutions	-	-	$ 915,276	-	$ 2,967,681	-	$ 600,000	$ 600,000	$ -	-	$ 3,263,348
	Nan Ya Plastics Corporation	Long-term investment	China Bills Finance Corp. and several financial institutions	-	-	407,526	-	1,883,901	-	132,000	132,000	-	-	2,150,842
	Agency bonds													
	Federal Farm Cr Bks	Short-term investment	-	-	-	-	-	US$ 3,985	-	-	-	-	-	US$ 3,985
	Federal Home Ln Bank	Short-term investment	-	-	-	-	-	US$ 3,962	-	-	-	-	-	US$ 3,962
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 6,110	-	-	-	-	-	US$ 6,110
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 4,948	-	-	-	US$ 4,947	US$ 4,948	US$ (1)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 7,962	-	-	-	US$ 4,954	US$ 4,972	US$ (18)	-	US$ 2,990
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 13,953	-	-	-	US$ 13,888	US$ 13,953	US$ (65)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 3,932	-	-	-	-	-	US$ 3,932
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 13,981	-	-	-	US$ 13,906	US$ 13,981	US$ (75)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 13,983	-	-	-	US$ 13,865	US$ 13,983	US$ (118)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 7,042	-	-	-	US$ 6,946	US$ 7,042	US$ (96)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	US$ 7,014	-	-	-	US$ 6,883	US$ 7,014	US$ (131)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 4,136	-	-	-	-	-	US$ 4,136
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 4,939	-	-	-	-	-	US$ 4,939
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 7,886	-	-	-	-	-	US$ 7,886

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares / Units (in Thousands)	Amount (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands) (Note 2)
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 8,672	-	-	-	-	-	US$ 8,672
	Federal Home Ln Bks	Short-term investment	-	-	-	US$7,018	-	US$ 3,960	-	US$ 10,863	US$ 10,978	US$ (115)	-	-
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 4,965	-	-	-	-	-	US$ 4,965
	Federal Home Ln Bks	Short-term investment	-	-	-	US$-	-	US$ 4,808	-	US$ -	US$ -	US$ -	-	US$ 4,808
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 7,558	-	-	-	-	-	US$ 7,558
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 8,594	-	-	-	-	-	US$ 8,594
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 3,024	-	-	-	-	-	US$ 3,024
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 3,972	-	-	-	-	-	US$ 3,972
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 7,887	-	-	-	-	-	US$ 7,887
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 19,846	-	-	-	-	-	US$ 19,846
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 6,908	-	-	-	-	-	US$ 6,908
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 9,134	-	-	-	-	-	US$ 9,134
	Federal Home Ln Bks	Short-term investment	-	-	-	-	-	US$ 3,379	-	-	-	-	-	US$ 3,379
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	US$4,933	-	-	-	US$ 4,960	US$ 4,933	US$ 27	-	-
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	US$4,953	-	-	-	US$ 4,938	US$ 4,953	US$ (15)	-	-
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 6,925	-	US$ 6,931	US$ 6,925	US$ 6	-	-
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	US$6,978	-	-	-	US$ 6,926	US$ 6,978	US$ (52)	-	-
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 6,980	-	-	-	-	-	US$ 6,980
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 5,929	-	-	-	-	-	US$ 5,929
	Federal Home Loan Bank	Short-term investment	-	-	-	-	-	US$ 3,475	-	-	-	-	-	US$ 3,475
	Federal Home Loan Corp.	Short-term investment	-	-	-	-	-	US$ 7,989	-	US$ 7,928	US$ 7,989	US$ (61)	-	-
	Federal Home Loan Mtg Corp.	Short-term investment	-	-	-	US$4,903	-	US$ 9,819	-	US$ 9,798	US$ 9,819	US$ (21)	-	US$ 4,903
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$3,466	-	-	-	US$ 3,485	US$ 3,466	US$ 19	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$6,903	-	-	-	US$ 6,943	US$ 6,903	US$ 40	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$5,270	-	-	-	US$ 5,247	US$ 5,270	US$ (23)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$6,940	-	-	-	US$ 6,937	US$ 6,940	US$ (3)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$4,981	-	-	-	US$ 4,953	US$ 4,981	US$ (28)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,921	-	-	-	-	-	US$ 4,921
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 7,892	-	-	-	-	-	US$ 7,892
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 5,337	-	US$ 5,300	US$ 5,337	US$ (37)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	US$6,997	-	-	-	US$ 6,956	US$ 6,997	US$ (41)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,943	-	-	-	-	-	US$ 4,943
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 14,952	-	US$ 5,964	US$ 5,981	US$ (17)	-	US$ 8,971
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,430	-	-	-	-	-	US$ 4,430
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,061	-	US$ 4,041	US$ 4,061	US$ (20)	-	-
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 17,888	-	-	-	-	-	US$ 17,888
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 5,928	-	-	-	-	-	US$ 5,928
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 7,926	-	-	-	-	-	US$ 7,926
	Federal Natl Mtg Assn Mtn	Short-term investment	-	-	-	-	-	US$ 9,758	-	-	-	-	-	US$ 9,758
	Federal Natl Mtg Assn Mtn	Short-term investment	-	-	-	-	-	US$ 5,740	-	-	-	-	-	US$ 5,740
	Freddie Mac	Short-term investment	-	-	-	US$4,929	-	-	-	US$ 4,931	US$ 4,929	US$ 2	-	-
	Fed Hm Ln Pc Pool 1H2520	Short-term investment	-	-	-	-	-	US$ 3,961	-	-	-	-	-	US$ 3,753
	Fed Hm Ln Pc Pool 781959	Short-term investment	-	-	-	-	-	US$ 7,913	-	-	-	-	-	US$ 7,112
	Fed Hm Ln Pc Pool 847290	Short-term investment	-	-	-	-	-	US$ 4,173	-	US$ 4,170	US$ 4,173	US$ (3)	-	-
	Federal Home Ln Mtg	Short-term investment	-	-	-	-	-	US$ 3,958	-	-	-	-	-	US$ 3,848
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 3,954	-	-	-	-	-	US$ 3,954
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 4,154	-	-	-	-	-	US$ 4,098
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 9,955	-	-	-	-	-	US$ 9,905
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 5,389	-	-	-	-	-	US$ 4,902
	Federal Home Ln Mtg Corp.	Short-term investment	-	-	-	-	-	US$ 3,930	-	-	-	-	-	US$ 3,755
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 3,918	-	-	-	-	-	US$ 3,696
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,030	-	-	-	-	-	US$ 4,030
	Federal Natl Mtg Assn	Short-term investment	-	-	-	-	-	US$ 4,051	-	-	-	-	-	US$ 4,051

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares / Units (in Thousands)	Amount (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands) (Note 2)
	Federal Natl Mtg Assn Gtd	Short-term investment	-	-	-	-	-	US$ 3,892	-	-	-	-	-	US$ 3,659
	Fnma Pool 255883	Short-term investment	-	-	-	-	-	US$ 3,827	-	-	-	-	-	US$ 3,771
	Fnma Pool 687863	Short-term investment	-	-	-	-	-	US$ 3,848	-	-	-	-	-	US$ 3,570
	Fnma Pool 696485	Short-term investment	-	-	-	-	-	US$ 4,345	-	-	-	-	-	US$ 4,175
	Fnma Pool 793025	Short-term investment	-	-	-	-	-	US$ 3,915	-	-	-	-	-	US$ 3,306
	Fnma Pool 815626	Short-term investment	-	-	-	-	-	US$ 3,663	-	-	-	-	-	US$ 3,622
	Fnma Pool 825395	Short-term investment	-	-	-	-	-	US$ 3,417	-	-	-	-	-	US$ 3,265
	Fnma Pool 825398	Short-term investment	-	-	-	-	-	US$ 5,246	-	-	-	-	-	US$ 4,949
	Fnma Pool 841069	Short-term investment	-	-	-	-	-	US$ 3,966	-	-	-	-	-	US$ 3,673
	Corporate issued asset - backed securities													
	Aesop Fdg II LLC	Short-term investment	-	-	-	US$ 4,955	-	-	-	US$ 4,958	US$ 4,955	US$ 3	-	-
	American Express Cr Account Ma	Short-term investment	-	-	-	US$ 3,445	-	-	-	US$ 3,428	US$ 3,445	US$ (17)	-	-
	Americredit Automobile Receiv	Short-term investment	-	-	-	-	-	US$ 5,000	-	-	-	-	-	US$ 5,000
	Bear Stearns Coml Mtg Secs Inc.	Short-term investment	-	-	-	-	-	US$ 6,350	-	-	-	-	-	US$ 6,350
	BMW Ven Owner Tr	Short-term investment	-	-	-	US$ 4,978	-	-	-	US$ 4,874	US$ 4,907	US$ (33)	-	-
	California Infr + Economic Dev	Short-term investment	-	-	-	US$ 4,298	-	-	-	US$ 4,153	US$ 4,298	US$ (145)	-	-
	California Infras + Economic	Short-term investment	-	-	-	US$ 6,126	-	-	-	US$ 5,103	US$ 5,228	US$ (125)	-	-
	Capital One Multi Asset Execut	Short-term investment	-	-	-	-	-	US$ 3,974	-	-	-	-	-	US$ 3,974
	Caterpillar Finl Asset Tr	Short-term investment	-	-	-	US$ 10,008	-	-	-	US$ 4,943	US$ 5,009	US$ (66)	-	US$ 4,453
	Caterpillar Finl Asset Tr	Short-term investment	-	-	-	-	-	US$ 8,219	-	-	-	-	-	US$ 8,219
	Cendant Rent Car Fdg Aesop LLC	Short-term investment	-	-	-	-	-	US$ 11,626	-	-	-	-	-	US$ 11,626
	Citibank Cr Card Issuance Tr	Short-term investment	-	-	-	US$ 4,959	-	-	-	US$ 4,948	US$ 4,959	US$ (11)	-	-
	Citibank Cr Card Issuance Tr	Short-term investment	-	-	-	-	-	US$ 9,782	-	-	-	-	-	US$ 9,782
	Cwabs Inc.	Short-term investment	-	-	-	US$ 1,903	-	US$ 1,865	-	US$ 3,440	US$ 3,435	US$ 5	-	-
	Cwmbs Inc.	Short-term investment	-	-	-	US$ 4,040	-	-	-	US$ 3,479	US$ 3,492	US$ (13)	-	-
	Cwmbs Inc.	Short-term investment	-	-	-	-	-	US$ 4,040	-	US$ 3,842	US$ 3,823	US$ (19)	-	-
	Daimlerchrysler Auto Tr	Short-term investment	-	-	-	US$ 4,897	-	-	-	US$ 4,873	US$ 4,897	US$ (24)	-	-
	Drive Auto Receivables Tr	Short-term investment	-	-	-	-	-	US$ 3,200	-	-	-	-	-	US$ 3,200
	First USA Credit Cr Master Tr	Short-term investment	-	-	-	US$ 5,011	-	-	-	US$ 5,007	US$ 5,011	US$ (4)	-	-
	Hertz Vehicle Financing LLC	Short-term investment	-	-	-	-	-	US$ 5,350	-	-	-	-	-	US$ 5,350
	Honda Auto Receivables	Short-term investment	-	-	-	US$ 5,000	-	-	-	US$ 4,984	US$ 5,000	US$ (16)	-	-
	Household Automotive Tr	Short-term investment	-	-	-	-	-	US$ 8,352	-	-	-	-	-	US$ 5,872
	Hyundai Auto Receivables Tr	Short-term investment	-	-	-	-	-	US$ 3,250	-	-	-	-	-	US$ 3,250
	Hyundai Auto Receivables Tr	Short-term investment	-	-	-	-	-	US$ 3,999	-	-	-	-	-	US$ 3,999
	Lb Ubs Coml Mtg Tr	Short-term investment	-	-	-	-	-	US$ 4,243	-	-	-	-	-	US$ 4,001
	Massachusetts Rrb Spl Purp Tr	Short-term investment	-	-	-	-	-	US$ 3,900	-	-	-	-	-	US$ 3,900
	Mastr Asset Backed Secs Tr	Short-term investment	-	-	-	-	-	US$ 3,825	-	-	-	-	-	US$ 206
	Mastr Asset Backed Secs Tr	Short-term investment	-	-	-	-	-	US$ 3,499	-	-	-	-	-	US$ 3,499
	Mbna Cr Card Master Nt Tr	Short-term investment	-	-	-	-	-	US$ 5,018	-	US$ 5,015	US$ 5,018	US$ (3)	-	-
	Mbna Master Cr Card Tr II	Short-term investment	-	-	-	-	-	US$ 8,108	-	-	-	-	-	US$ 8,108
	Nissan Auto Receivables Own Tr	Short-term investment	-	-	-	US$ 4,999	-	-	-	US$ 4,989	US$ 4,999	US$ (10)	-	-
	Nissan Auto Receivables Owner	Short-term investment	-	-	-	US$ 4,853	-	-	-	US$ 4,880	US$ 4,853	US$ 27	-	-
	Pg+E Energy Recovery Fdg LLC	Short-term investment	-	-	-	-	-	US$ 4,749	-	-	-	-	-	US$ 4,749
	Prime Cr Card Master Tr	Short-term investment	-	-	-	-	-	US$ 4,080	-	-	-	-	-	-
	Residential Asset Sec Mtg Pass	Short-term investment	-	-	-	-	-	US$ 3,780	-	-	-	-	-	US$ 3,780
	Residential Fdg Mtg Secs I Inc.	Short-term investment	-	-	-	-	-	US$ 5,589	-	-	-	-	-	US$ 4,817
	Revolving Home Equity Ln Tr	Short-term investment	-	-	-	-	-	US$ 5,000	-	-	-	-	-	US$ 3,234
	Sequoia Mtg Tr	Short-term investment	-	-	-	-	-	US$ 4,560	-	US$ 4,026	US$ 4,026	-	-	-
	Sequoia Mtg Tr	Short-term investment	-	-	-	-	-	US$ 3,500	-	US$ 2,813	US$ 2,810	US$ 3	-	-
	TW Hotel Fdg 2005 LLC	Short-term investment	-	-	-	-	-	US$ 8,197	-	-	-	-	-	US$ 8,197
	Txu Elec Delivery Transition	Short-term investment	-	-	-	US$ 7,736	-	-	-	US$ 3,470	US$ 3,491	US$ (21)	-	US$ 3,103

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance	
					Shares / Units (in Thousands)	Amount (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain (Loss) on Disposal (US$ in Thousands)	Shares / Units (in Thousands)	Amount (US$ in Thousands) (Note 2)
	Usaa Auto Owner Tr	Short-term investment	-	-	-	-	-	US$ 3,718	-	-	-	-	-	US$ 3,718
	Usaa Auto Owner Tr	Short-term investment	-	-	-	US$ 4,000	-	-	-	US$ 3,995	US$ 4,000	US$ (5)	-	-
	Washington Mut Mtg Secs Corp.	Short-term investment	-	-	-	US$ -	-	US$ 4,365	-	US$ -	US$ -	US$ -	-	US$ 4,067
	Wells Fargo Finl Auto Owner Tr	Short-term investment	-	-	-	-	-	US$ 5,299	-	-	-	-	-	US$ 5,299
	Wells Fargo Mtg Bkd Secs	Short-term investment	-	-	-	-	-	US$ 4,014	-	-	-	-	-	US$ 3,661
	Whole Auto Ln Tr	Short-term investment	-	-	-	US$ 5,967	-	-	-	US$ 5,973	US$ 5,967	US$ 6	-	-
Partners	VisEra Holding Company	Long-term investment	-	-	-	-	18,931	US$ 18,931	-	-	-	-	18,931	US$ 19,862

(Concluded)

Note1: The proceeds of bond investments matured are excluded.

Note2: The ending balance included the amortization of premium or discount on bond investments.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable		Note
			Purchase / Sale	Amount	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance	% to Total	
The Company	TSMC-North America	Subsidiary	Sales	$153,618,916	57	Net 30 days after invoice date	-	-	$ 20,407,621	49	
	Philips	Major shareholder	Sales	3,298,770	1	Net 30 days after monthly closing	-	-	573,565	1	
	GUC	Investee with controlling financial interest	Sales	347,456	-	Net 30 days after monthly closing	-	-	49,046	-	
	SSMC	Investee accounted for using equity method	Sales	195,253	-	Net 45 days after monthly closing	-	-	-	-	
	WaferTech	Subsidiary	Purchases	11,137,313	28	Net 30 days after monthly closing	-	-	(1,133,217)	10	
	SSMC	Investee accounted for using equity method	Purchases	5,729,672	15	Net 30 days after monthly closing	-	-	(485,873)	4	
	VIS	Investee accounted for using equity method	Purchases	4,142,457	10	Net 30 days after monthly closing	-	-	(563,240)	5	
	TSMC-Shanghai	Subsidiary	Purchases	1,405,030	4	Net 30 days after monthly closing	-	-	(274,820)	2	
GUC	TSMC-North America	The same Parent	Purchases	266,372	23	Net 30 days after invoice date	-	-	(66,138)	37	

Note: The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken		
The Company	TSMC-North America	Subsidiary	$ 20,606,126	43 days	$ 5,735,388	Accelerate demand on account receivables	$ 7,626,255	$ -
	TSMC Technology	Indirect subsidiaries	972,563	Note	-	Accelerate demand on account receivables	-	-
	Philips	Major shareholder	573,565	64 days	45,909	Accelerate demand on account receivables	1,603	-
	VisEra	Indirect investee accounted for using equity method	374,200	Note	1,750	Accelerate demand on account receivables	5,161	-
	SSMC	Investee accounted for using equity method	149,251	Note	-	Accelerate demand on account receivables	-	-

Note: The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2005			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
				December 31, 2005	December 31, 2004	Shares (in Thousands)	Percentage of Ownership	Carrying Value (Note 1)			
The Company	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	$ 31,445,780	$ 31,445,780	987,968	100	$ 23,912,812	$ (549,454)	$(549,454)	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	9,187,962	-	100	9,438,856	(2,242,213)	(2,242,213)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	437,891	27	5,419,747	2,710,971	617,268	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	4,215,200	2,503,446	801,103	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,091,166	46,656	46,656	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	1,790,186	564,201	320,274	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,526,074	1,447,957	-	99	850,534	(77,208)	(76,822)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	654,509	332,412	-	98	642,479	(19,044)	(21,916)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	40,147	46	442,233	106,748	52,390	Investee over which the Company has controlling financial interest
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	94,949	2,572	2,572	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	78,139	77,196	(3,769)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	-	36	77,415	77,257	(3,806)	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	-	100	23,087	295	295	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The gains on disposal of the stocks of the Company held by subsidiaries and cash dividends from the Company are excluded.

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

INFORMATION OF INVESTMENT IN MAINLAND CHINA
DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousand)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2005 (US$ in Thousand)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2005 (US$ in Thousand)	Percentage of Ownership in Investment
					Outflow (US$ in Thousand)	Inflow		
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ 12,180,367 (RMB3,070,623)	(Note 1)	$ 9,187,962 (US$ 276,000)	$ 2,992,405 (US$ 95,000)	$ -	$ 12,180,367 (US$ 371,000)	100%

Equity in the Net Earnings (Loss) (Note 2)	Carrying Value as of December 31, 2005	Accumulated Inward Remittance of Earnings as of December 31, 2005	Accumulated Investment in Mainland China as of December 31, 2005 (US$ in Thousand)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousand)	Upper Limit on Investment (US$ in Thousand)
$ (2,242,213)	$ 9,438,856	$ -	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)	$ 12,180,367 (US$ 371,000)

Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2: Amount was recognized based on the audited financial statements.

TABLE 9

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions			
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC-NA	1	Sales	$ 153,618,916	-	58%
				Receivables from related parties	20,407,621	-	4%
				Other receivables from related parties	198,505	-	-
				Payables to related parties	21,391	-	-
		TSMC-Shanghai	1	Sales	5,591	-	-
				Purchases	1,405,030	-	1%
				Gain on disposal of property, plant and equipment	151,591	-	-
				Technical service income	28,643	-	-
				Proceeds from disposal of property, plant and equipment	125,381	-	-
				Other receivables from related parties	28,593	-	-
				Payables to related parties	274,820	-	-
				Deferred credits	641,762	-	-
		TSMC-Japan	1	Sales and marketing expenses - commission	243,646	-	-
				Payables to related parties	29,892	-	-
		TSMC-Europe	1	Sales and marketing expenses - commission	221,164	-	-
				Payables to related parties	22,963	-	-
		GUC	1	Sales	347,456	-	-
				Research and development expenses	19,467	-	-
				General and administrative expenses - rental expense	16,744	-	-
				Receivables from related parties	49,046	-	-
				Payables to related parties	6,173	-	-
		TSMC Technology	1	Other receivables from related parties	972,563	-	-
				Payables to related parties	10,672	-	-
		WaferTech	1	Purchases	11,137,313	-	4%
				Payables to related parties	1,133,217	-	-
1	TSMC-NA	VisEra	3	Sales	661,949	-	-
2	TSMC International	TSMC Development	3	Interest income	28,352	-	-
				Other receivables	1,151,238	-	-
		TSMC Technology	3	Deferred technology income	648,695	-	-
3	TSMC Partners	TSMC Development	3	Interest income	25,513	-	-
		TSMC International	3	Other receivables	10,081,604	-	2%
			3	Deferred revenue	8,883,518	-	2%
4	TSMC Technology	WaferTech	3	Management service income	12,625	-	-
5	GUC	TSMC-NA	3	Purchase	266,372	-	-
				Manufacturing expenses	348,397	-	-
				Payables to related parties	66,138	-	-
		GUC-NA	3	Operating expenses	27,871	-	-

Note 1: No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2: The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with the related contractual agreements.

11. U.S. GAAP Financial Information

Please be advised that our 2005 full annual report that includes complete U.S. GAAP reconciled financial statements and footnotes will be available when we file From 20-F with the U.S. SEC. Our From 20-F, or our 2005 full annual report, can be found at the U.S. SEC and on TSMC's website no later than June 30, 2006.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

U.S. GAAP RECONCILIATIONS OF SHAREHOLDERS' EQUITY
December 31, 2005 and 2004
(In Thousand New Taiwan Dollars)

	2005	2004
Equity attributable to shareholders of the parent based on R.O.C. GAAP	$ 445,630,349	$ 398,965,299
Adjustments		
- Adjustment of unrealized gain on trading securities	1,682,555	813,841
- U.S. GAAP adjustments on equity-method investees	(463,808)	(463,097)
- Unrealized gain on available-for-sale marketable securities		
- TSMC	(99,733)	33,586
- Equity-method investees	21,291	242,688
- Reversal of R.O.C. GAAP unrealized loss on marketable securities	412,372	75,212
- Loss on impairment of assets	(10,740,666)	(10,335,675)
- Reversal of depreciation on assets impaired under U.S. GAAP	7,223,040	5,529,660
- Effect of US GAAP adjustments on deferred income tax	194,184	41,901
- Goodwill		
- Carrying value difference for 68% purchase of TASMC	52,212,732	52,212,732
- Reversal of amortization	(11,229,979)	(12,544,979)
- Derivative financial instruments	(328,248)	(102,977)
- Bonuses to employees, directors and supervisors	(7,121,667)	(6,403,897)
- Accrued pension expense	(47,654)	(37,706)
- 10% tax on undistributed earnings	-	(878,074)
- Minority interest effect of U.S. GAAP adjustments	(47,550)	(23,704)
	31,666,869	28,159,511
Equity attributable to shareholders of the parent based on U.S. GAAP	$ 477,297,218	$ 427,124,810

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

U.S. GAAP RECONCILIATIONS OF NET INCOME
For the Years Ended December 31, 2005 and 2004
(In Thousand New Taiwan Dollars)

	2005	2004
Net income attributable to shareholders of the parent based on R.O.C. GAAP	$ 93,575,036	$ 92,316,115
Adjustments		
- Adjustment of unrealized gain on trading securities	868,714	365,111
- Reversal of unrealized loss on marketable securities under R.O.C. GAAP	337,160	75,212
- U.S. GAAP adjustments on equity-method investees	(161,871)	952,185
- Reversal of depreciation on assets impaired under U.S. GAAP	1,398,736	1,514,707
- Income tax effect of U.S. GAAP adjustments	147,802	6,986
- Reversal of amortization of goodwill	1,220,316	1,255,321
- Adjustment to market value for derivative financial instruments	(225,271)	(142,025)
- Bonuses to employees, directors and supervisors		
- Current year accrual	(7,121,667)	(6,403,897)
- Fair market value adjustment of prior year accrual	(13,795,382)	(12,956,662)
- Pension expense	(9,948)	2,557
- Stock-based compensation	(791,425)	156,167
- 10% tax on undistributed earnings	-	(878,074)
- Minority interest effect of U.S. GAAP adjustments	(23,846)	(10,257)
	(18,156,682)	(16,062,669)
Net income attributable to shareholders of the parent based on U.S. GAAP	75,418,354	76,253,446
Cumulative preferred dividends	-	-
Income attributable to common shareholders of the parent	$ 75,418,354	$ 76,253,446



Taiwan Semiconductor
Manufacturing Company, Ltd.



Morris Chang, Chairman

Taiwan Semiconductor Manufacturing Company, Ltd.

8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan 300-77, R. O. C.
Tel:886-3-5636688 Fax:886-3-5637000 http://www.tsmc.com